Filed by IE PubCo Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Contango Oil & Gas Company

Commission File No.: 001-16317

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): June 7, 2021

CONTANGO OIL & GAS COMPANY

(Exact Name of Registrant as Specified in Charter)

Texas	001-16317	95-4079863
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 E. 5th Street, Suite 300

Fort Worth, Texas

(Address of principal executive offices)

76102

(Zip code)

(817) 529-0059

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.04 per share	MCF	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into Material Definitive Agreement.

Transaction Agreement

On June 7, 2021, Contango Oil & Gas Company (the “Company,” “we,” “our”) entered into a transaction agreement (the “Transaction Agreement”) by and among the Company, Independence Energy, LLC, a Delaware limited liability company (“Isla”), an entity managed by KKR, IE PubCo Inc., a Delaware corporation (“New PubCo”), IE OpCo LLC, a Delaware limited liability company (“OpCo”), IE C Merger Sub Inc., a Delaware corporation (“C Merger Sub”), and IE L Merger Sub LLC, a Delaware limited liability company (“L Merger Sub”). Capitalized terms used but not defined herein will have the meanings ascribed to such terms in the Transaction Agreement.

Structure

In anticipation of the transactions, (i) Isla formed OpCo, (ii) Isla contributed 100% of the equity interests in Independence Energy Finance, LLC, a Delaware limited liability company (“Energy Finance”), to OpCo, (iii) Isla formed New PubCo and (iv) New PubCo formed C Merger Sub and L Merger Sub.

Pursuant to the Transaction Agreement, (i) Isla will merge with and into OpCo, with OpCo as the surviving person in the merger (the “Isla Merger”), (ii) immediately following the Isla Merger, C Merger Sub will merge with and into the Company, with the Company as the surviving corporation in the merger and a direct wholly owned subsidiary of New PubCo (the “Merger”), (iii) immediately following the Merger, the Company will merge with and into L Merger Sub, with L Merger Sub as the surviving person in the merger and a direct wholly owned subsidiary of New PubCo (the “LLC Merger”), (iv) immediately following the LLC Merger, New PubCo will contribute (the “Contribution”) 100% of the equity interests in L Merger Sub to OpCo in exchange for a certain number of units representing economic limited liability company interests in OpCo (“OpCo Units”) and (v) immediately following the Contribution, OpCo will contribute L Merger Sub to Energy Finance.

As a result of the transactions, New Pubco will have an “Up-C” structure. Each ordinary share of common stock, par value $0.04, of the Company (the “Company Common Stock”) will, upon the terms and subject to the conditions set forth in the Transaction Agreement, be converted into the right to receive 0.2000 (the “Exchange Ratio”) shares of Class A common stock, par value $0.0001 per share, of New PubCo (the “New PubCo Class A Common Stock”). The Company’s shareholders will receive New PubCo Class A Common Stock representing voting and economic rights in New PubCo. Isla’s equityholders will receive (i) a certain number of shares of Class B Common stock, par value $0.0001 per share, which will have no economic rights but will be entitled to vote as a class with the New PubCo Class A Common Stock, and (ii) a corresponding number of Units.

Upon consummation of the transactions contemplated by the Transaction Agreement (the “Transactions”), the Company expects that its current shareholders will own approximately 24% of the combined company and current Isla shareholders will own approximately 76% of the combined company.

Treatment of Equity Awards

Immediately prior to the effective time of the Merger (the “Merger Effective Time”), each award of restricted shares of Company Common Stock (whether vested or unvested) that is outstanding immediately prior to the Merger Effective Time (each, a “Company Restricted Stock Award”) will fully vest and be converted into the right to receive from New PubCo a number of unrestricted shares of New PubCo Class A Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Company Restricted Stock Award immediately prior to the Merger Effective Time and (y) the Exchange Ratio (subject to tax withholding).

Immediately prior to the Merger Effective Time, each award of performance stock units that corresponds to shares of Company Common Stock (whether vested or unvested) will fully vest (with any performance-based vesting conditions for such awards held by then-current (as of closing) employees of the Company and its subsidiaries deemed achieved at the maximum performance level, subject to the terms and conditions set forth in the Transaction Agreement) and be cancelled, and in exchange therefor, New PubCo shall issue to the holder thereof a number of shares of New PubCo Class A Common Stock equal to the product of (x) the number of shares of Company Common Stock subject to such Company PSU Award immediately prior to the Merger Effective Time and (y) the Exchange Ratio (subject to tax withholding).

Immediately prior to the Merger Effective Time, each option to purchase shares of Company Common Stock (whether vested or unvested) that is outstanding immediately prior to the Merger Effective Time (each, a “Company Stock Option Award”) that is out-of-the-money will be cancelled for no consideration. Each Company Stock Option Award that is in-the-money will fully vest and be deemed exercised in a net exercise such that the holder of such Company Stock Option Award will receive, immediately prior to the Merger Effective Time, a number of shares of Company Common Stock equal to (x) the number of shares of Company Common Stock subject to such Company Stock Option Award immediately prior to the Merger Effective Time, multiplied by (y) the excess of the fair market value of a share of Company Common Stock minus the exercise price per share of Company Common Stock subject to such Company Stock Option Award, and then divided by (z) the fair market value (based on the five trading day volume weighted average price) of a share of Company Common Stock. Each such net exercised share would then be converted into the right to receive 0.20 shares of New PubCo Class A Common Stock.

Closing Conditions

The closing of the Transactions is subject to the satisfaction or waiver of closing conditions, including, among others, (1) the requisite approval of the shareholders of the Company (the “Company Stockholder Approval”) pursuant to the terms of the Transaction Agreement, (2) the approval for listing of the New PubCo Class A Common Stock issuable to the holders of shares of Company Common Stock on a nationally recognized stock exchange, (3) the requisite approval under certain antitrust and foreign investment laws and certain other legal requirements would have occurred, (4) there being no law, injunction or order by a governmental body prohibiting the consummation of the Merger, (5) the registration statement on Form S-4, to be filed with the SEC by the Company, having been declared effective by the SEC, (6) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, (7) compliance by each other party to the Transaction Agreement in all material respects with their respective covenants, and (8) the absence of a Company Material Adverse Effect and an Isla Material Adverse Effect, as applicable.

Representations and Warranties; Covenants

The Transaction Agreement contains customary representations and warranties of both the Company and Isla and its subsidiaries, and each party has agreed to customary covenants, including, among others, covenants relating to the conduct of its respective business during the interim period between the execution of the Transaction Agreement and the closing of the Transactions. The parties are required to use their reasonable best efforts to cause the Transactions to be consummated as promptly as reasonably practicable and to obtain any required regulatory approvals, subject to certain exceptions.

Pursuant to the Transaction Agreement, the Company has agreed not to initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any competing proposals or to engage in any discussions or negotiations relating to, or in furtherance of a competing proposal, in each case subject to certain exceptions. The Board of Directors of the Company (the “Company Board”) may change its recommendation to its stockholders in response to certain competing proposals, as specified in the Transaction Agreement, or in response to an intervening event, in each case if the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable law, subject to complying with notice, and other specified, conditions, including giving Isla the opportunity to propose revisions to the terms of the Transaction Agreement during a period following such notice.

Termination and Termination Fee

The Transaction Agreement contains termination rights for each of the Company and Isla, including, among others, (i) a termination right for each party if the consummation of the Merger does not occur on or before 5:00 p.m. Houston, Texas time on January 7, 2022, subject to certain exceptions or (ii) if Company Stockholder Approval is not obtained in accordance with the terms of the Transaction Agreement.

If Isla terminates the Transaction Agreement (x) prior to the Company Stockholder Approval, if the Company Board changes its recommendation or (y) if the Company or its subsidiaries or a director or officer of the Company willfully breached the non-solicitation obligations in any material respect, then the Company is required pay a termination fee of $33,375,989 to Isla (the “Termination Fee”). The Company is also required to the pay the Termination Fee if the Company terminates the Transaction Agreement prior to obtaining Company Stockholder Approval in order to enter into a definitive agreement providing for a superior proposal. The Transaction Agreement also requires the Company to pay Isla the Termination Fee in certain additional circumstances, including if (i) either party terminates the Transaction Agreement due to the failure to obtain the Company Stockholder Approval, a competing proposal is made public and not publicly withdrawn at least seven business days prior to the Company’s stockholders meeting or (ii) Isla terminates the Transaction Agreement due to a breach by the Company, and in either case, and within 12 months of such termination a competing proposal is consummated or a definitive agreement is entered into with respect to a competing proposal. If either the Company or Isla terminates the Transaction Agreement due to the failure to obtain the Company Stockholder Approval, and the termination Fee is not otherwise payable by the Company pursuant to the Transaction Agreement, then the Company is required to reimburse Isla for transaction expenses in an amount equal to $6,068,362.

The foregoing description is qualified in its entirety by reference to the full text of the Transaction Agreement, which is attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated into this Item 1.01 by reference.

Governance

The Transaction Agreement contemplates that New PubCo will be governed by the Amended and Restated Certificate of Incorporation and Bylaws, which will provide, among other things, that:

•

KKR will be the sole stockholder of New PubCo’s of non-economic Series I preferred stock (“Series I Preferred Stock”). The Series I Preferred Stock entitles the holder thereof to appoint the entire Board of Directors of New PubCo (the “New PubCo Board”) and to certain other to approval rights with respect to certain fundamental corporate actions.

•

Holders of common stock would not vote for the election of directors but would be entitled to vote on all matters requiring shareholder approval under Delaware law or stock exchange rules [not otherwise reserved to the holders of Series I Preferred Stock].

•	At closing, New PubCo Board will have nine members.

•

Until the third annual shareholders meeting following the effective time (the “Protected Period”), John Goff will be entitled to serve as Chairman of the New PubCo Board and one former Company director will serve on each committee of the New PubCo Board. During the Protected Period, certain amendments to the charter and bylaws related to provisions applicable during the Protected Period would require approval of the independent directors.

•

KKR would automatically forfeit its Series I Preferred stock when certain affiliates of KKR cease to own a number of shares equal to or greater than 50% (the “Retained Ownership Percentage”) of its original share ownership; provided that, if, at any time following the Closing, the volume-weighted average sale price of the New PubCo Class A Common Stock (measured of a 20-trading-day period) exceeds 140% of the volume-weighted average sale price (measured over the first 20-trading-day period following the effective date), then the Retained Ownership Percentage shall be automatically reduced to 35% effective as of the first day after the end of the Protected Period.

•

The Series I Preferred Stock will also entitle the holder thereof to approve certain fundamental corporate actions, including debt incurrence in excess of 10% of then outstanding indebtedness, significant equity raises, preferred equity issuances, adoption of a shareholder rights plan, amendments of New PubCo’s certificate of incorporation and certain sections of its bylaws, a sale of all or substantially all of the assets of New PubCo, mergers involving New PubCo, removals of New PubCo’s Chief Executive Officer and the liquidation or dissolution of New PubCo.

•	The Series I Preferred Stock would only be transferable by KKR to a non-affiliate with the approval of New PubCo’s independent directors following the Closing.

•

New PubCo’s governing documents and agreements with KKR will not include any “standstill” or other limitations on transactions with KKR, other than the related party policy of New PubCo’s Audit Committee to be adopted following the Closing.

Management Agreement

The Transaction Agreement contemplates that, at the Effective Time, New PubCo will enter into a Management Agreement to engage an affiliate of Isla (the “Manager”) to manage and provide certain management and investment advisory services to New PubCo and its subsidiaries (the “Management Agreement”). Pursuant to the Management Agreement:

•

Investment opportunities in upstream oil and gas assets and operating companies will be presented to the Company with the total amount of the available investment allocated between New PubCo and KKR’s energy investment fund (“EIGF II”) in good faith by the Manager on a pro rata basis subject to and taking into account available capital, applicable concentration limits, investment restrictions and other similar considerations. Following the exhaustion of EIGF II’s investment capital, the Manager shall ensure that at least 70% of any such investment PubCoamounts are allocated to the Company.

•

From time to time, investment opportunities outside of upstream oil and gas assets and operating companies may arise that are suitable for investment by the Company and EIGF II (and any successor fund), on the one hand, and by other KKR funds, on the other that are (A) engaged in an investment strategy that is materially different from New Pubco’s (such as distressed debt or special situations investment vehicles) and (B) have pre-existing defined allocation rights pursuant to KKR’s allocation policies or contractual undertakings agreed with the investors in such other KKR funds. In such cases, New PubCo and EIGF II may elect to co-invest alongside such other KKR funds in such investments, in which case KKR will allocate such investment opportunities among New PubCo and EIGF II, on the one hand, and such other KKR funds, on the other hand, in a manner consistent with the priority investment rights of the other KKR funds, taking into account such factors as KKR deems appropriate. New PubCo shall have no obligation to make any such co-investment.

•

As consideration for the services rendered pursuant to the Management Agreement, the Manager is entitled to receive (i) a management fee equal to $53.3 million per annum plus 1.5% per annum of the net proceeds from all future issuances of equity securities of the Company and (ii) a performance-based incentive grant from a 10% equity compensation plan. The management fee will be allocated on a pro rata basis to reflect the percentage of New PubCo’s equity which is privately held (including shares held by KKR, KKR managed funds and other existing Independence investors) and the incentive grants will be sized based on the then-public ownership.

•

New PubCo shall reimburse the Manager for its pro rata share (based on percentage of public ownership of the Company) any costs or expenses incurred by Manager on behalf of New PubCo (other than normal overhead expenses relating to the business or operations of the Manager).

•	The Management Agreement has an initial three-year term, with automatic three-year renewals thereafter.

•

Upon the written notice to the Manager at least 180 days prior to the expiration of the initial term or any automatic renewal term, the Company may, without cause, decline to renew the Management Agreement upon the affirmative determination by at least two-thirds of the independent directors reasonably and in good faith that (1) there has been unsatisfactory long-term performance by the Manager that is materially detrimental to the Company and its subsidiaries taken as a whole or (2) the fees payable to the Manager, in the aggregate, is materially unfair and excessive compared to those that would be charged by a comparable asset manager managing assets comparable to the assets of the Company, subject to Manager’s right to renegotiate the fees. In the event of such a termination, the Company shall pay the Manager a termination fee equal to three (3) times the sum of (i) the average annual management fee and (ii) the average of the incentive fee (but only with respect to the fully vested portion thereof as of the termination date), in each case earned by the Manager during the 24-month period immediately preceding the most recently completed calendar quarter prior to the termination.

Item 7.01.	Regulation FD Disclosure.

On June 8, 2021, the Company issued a press release announcing the Transactions, held a conference call regarding the Transactions and distributed an e-mail to employees regarding the Pending Merger. A copy of each of the press release, the transcript and Q&A from the conference call, the e-mail to employees and the investor presentation is attached hereto as Exhibit 99.1, 99.2, 99.3 and 99.4 and is incorporated by reference into this Item 7.01. The information included herein and the related exhibits shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Item 8.01.	Other Events.

Solely to the extent required, the information included in Item 7.01 of this Current Report on Form 8-K is incorporated into this Item 8.01.

Voting Agreement

In connection with the Transaction Agreement, Isla and John C. Goff and certain other stockholders party thereto (each, a “Stockholder”) entered into a voting agreement (the “Voting Agreement”) pursuant to which, among other things, each Stockholder agreed, among other things and subject to certain limitations and exceptions, to vote all shares of Company Common Stock beneficially owned by such stockholder in favor of the adoption of the Transaction Agreement and approval of any other matters necessary for consummation of the transactions.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibit

Exhibit No.	Description

2.1	Transaction Agreement dated as of June 7, 2021, by and among Contango Oil & Gas Company, Independence Energy LLC, a Delaware limited liability company, IE PubCo Inc., a Delaware corporation, IE OpCo LLC, a Delaware limited liability company, IE C Merger Sub Inc., a Texas corporation and IE L Merger Sub LLC, a Delaware limited liability company.*

99.1	Press Release, dated June 8, 2021.

99.2	Call Transcript and Q&A from conference call held on June 8, 2021.

99.3	Employee email, dated June 8, 2021.

99.4	Investor presentation, dated June 8, 2021.

*	This filing excludes schedules pursuant to Item 601(b)(2) of Regulation S-K, which the registrant agrees to furnish supplementally to the Securities and Exchange Commission upon its request.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger (the “Proposed Merger”). The Proposed Merger will be submitted to the stockholders of Contango Oil & Gas Company, a Texas corporation (the “Company”), for their consideration. In connection with the Proposed Merger, the Company and IE PubCo Inc., a Delaware corporation (“New PubCo”) intend to file (1) a preliminary proxy statement/prospectus (the “Proxy Statement/Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Company Stockholder Approval (as defined in the Transaction Agreement) and (2) a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Proxy Statement/Prospectus will be included as a prospectus. New PubCo and the Company also intend to file other relevant documents with the SEC regarding the Proposed Merger. After the Form S-4 is declared effective by the SEC, the definitive Proxy Statement/Prospectus will be mailed to the Company’s stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS

OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge by directing a request to the Company’s Investor Relations Department at investorrelations@contango.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company and certain of its executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the Proposed Merger. Information regarding the Company’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, filed with the SEC on April 30, 2021 and in its Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 10, 2021. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the Proposed Merger to be filed with the SEC when they become available. Stockholders, potential investors and other readers should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement about Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on current expectations. The words and phrases “should”, “could”, “may”, “will”, “believe”, “plan”, “intend”, “expect”, “potential”, “possible”, “anticipate”, “estimate”, “forecast”, “view”, “efforts”, “goal” and similar expressions identify forward-looking statements and express our expectations about future events. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. Consequently, actual future results could differ materially from our expectations due to a number of factors, including, but not limited to:

•	the risk that the business of the combined company will not be integrated successfully;

•	the risk that the cost savings, synergies and growth from the Proposed Merger may not be fully realized or may take longer to realize than expected;

•	the diversion of management time on transaction-related issues;

•	the effect of future regulatory or legislative actions on the companies or the industries in which they operate;

•	the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect;

•	the risk that a condition to closing of the Proposed Merger may not be satisfied;

•	the length of time necessary to consummate the Proposed Merger, which may be longer than anticipated for various reasons;

•	the potential impact of the announcement or consummation of the Proposed Merger on relationships with customers, suppliers, competitors, management and other employees;

•	the effect of this communication of the Proposed Merger on our stock price;

•	the ability to hire and retain key personnel;

•	reliance on and integration of information technology systems;

•	the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings;

•	volatility and significant declines in oil, natural gas and natural gas liquids prices, including regional differentials;

•	any reduction in our borrowing base from time to time and our ability to repay any excess borrowings as a result of such reduction;

•

the impact of the COVID-19 pandemic, including reduced demand for oil and natural gas, economic slowdown, governmental and societal actions taken in response to the COVID-19 pandemic, stay-at-home orders, and interruptions to our operations;

•	our ability to execute our corporate strategy of offering a “fee for service” property management service for oil and natural gas companies;

•

the impact of the climate change initiative by President Biden’s administration and Congress, including the January 2021 executive order imposing a moratorium on new oil and natural gas leasing on federal lands and offshore waters pending completion of a comprehensive review and reconsideration of federal oil and natural gas permitting and leasing practices;

•	our financial position;

•	the potential impact of our derivative instruments;

•	our business strategy, including our ability to successfully execute on our consolidation strategy or make any desired changes in our strategy from time to time;

•	meeting our forecasts and budgets, including our 2021 capital expenditure budget;

•	expectations regarding oil and natural gas markets in the United States and our realized prices;

•	the ability of the members of the Organization of Petroleum Exporting Countries and other oil exporting nations to agree to, adhere to and maintain oil price and production controls;

•	outbreaks and pandemics, even outside our areas of operation, including COVID-19;

•	operational constraints, start-up delays and production shut-ins at both operated and non-operated production platforms, pipelines and natural gas processing facilities;

•	our ability to successfully develop our undeveloped acreage in the Permian Basin and Midcontinent region, and realize the benefits associated therewith;

•	increased costs and risks associated with our exploration and development in the Gulf of Mexico or the Permian Basin;

•	the risks associated with acting as operator of deep high pressure and high temperature wells, including well blowouts and explosions, onshore and offshore;

•

the risks associated with exploration, including cost overruns and the drilling of non-economic wells or dry holes, especially in prospects in which we have made a large capital commitment relative to the size of our capitalization structure;

•	the timing and successful drilling and completion of oil and natural gas wells;

•	the concentration of drilling in the Permian Basin, including lower than expected production attributable to down spacing of wells;

•

our ability to generate sufficient cash flow from operations, borrowings or other sources to enable us to fund our operations, satisfy our obligations, fund our drilling program and support our acquisition efforts;

•	the cost and availability of rigs and other materials, services and operating equipment;

•	timely and full receipt of sale proceeds from the sale of our production;

•	our ability to find, acquire, market, develop and produce new oil and natural gas properties;

•

the conditions of the capital markets and our ability to access debt and equity capital markets or other non-bank sources of financing, and actions by current and potential sources of capital, including lenders;

•	interest rate volatility;

•	our ability to complete strategic dispositions or acquisitions of assets or businesses and realize the benefits of such dispositions or acquisitions;

•	uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures;

•	the need to take impairments on our properties due to lower commodity prices or other changes in the values of our assets, which results in a non-cash charge to earnings;

•	the ability to post additional collateral for current bonds or comply with new supplemental bonding requirements imposed by the Bureau of Ocean Energy Management;

•	operating hazards attendant to the oil and natural gas business including weather, environmental risks, accidental spills, blowouts and pipeline ruptures, and other risks;

•	downhole drilling and completion risks that are generally not recoverable from third parties or insurance;

•	potential mechanical failure or under-performance of significant wells, production facilities, processing plants or pipeline mishaps;

•	actions or inactions of third-party operators of our properties;

•	actions or inactions of third-party operators of pipelines or processing facilities;

•	the ability to retain key members of senior management and key technical employees and to find and retain skilled personnel;

•	strength and financial resources of competitors;

•	federal and state legislative and regulatory developments and approvals (including additional taxes and changes in environmental regulations);

•	the uncertain impact of supply of and demand for oil, natural gas and natural gas liquids;

•	our ability to obtain goods and services critical to the operation of our properties;

•	worldwide and United States economic conditions;

•	the ability to construct and operate infrastructure, including pipeline and production facilities;

•	the continued compliance by us with various pipeline and gas processing plant specifications for the gas and condensate produced by us;

•	operating costs, production rates and ultimate reserve recoveries of our oil and natural gas discoveries;

•	expanded rigorous monitoring and testing requirements;

•	the ability to obtain adequate insurance coverage on commercially reasonable terms; and

•	the limited trading volume of our common stock and general market volatility.

Many of these risks, uncertainties and assumptions are beyond the Company’s or New PubCo’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that our earnings per share for the current or any future financial years or those of the combined company will necessarily match or exceed our historical published earnings per share. We do not give any assurance (1) that we will achieve our expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Merger or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning the Company, New PubCo, the Proposed Merger, the combined company or other matters and attributable to the Company or any person acting on its respective behalf are expressly qualified in their entirety by the cautionary statements above. We assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CONTANGO OIL & GAS COMPANY

Date: June 8, 2021	/s/ E. Joseph Grady
E. Joseph Grady
Senior Vice President and
Chief Financial and Accounting Officer

Exhibit 2.1

Execution Version

TRANSACTION AGREEMENT

dated as of

June 7, 2021

by and among

CONTANGO OIL & GAS COMPANY,

INDEPENDENCE ENERGY LLC,

IE OPCO LLC,

IE PUBCO INC.,

IE L MERGER SUB LLC

and

IE C MERGER SUB INC.

i

4.7	No Undisclosed Material Liabilities	28
4.8	Information Supplied	28
4.9	Company Permits; Compliance with Applicable Law	29
4.10	Compensation; Benefits	29
4.11	Labor Matters	31
4.12	Taxes	32
4.13	Litigation	33
4.14	Intellectual Property	34
4.15	Real Property	34
4.16	Rights-of-Way	35
4.17	Oil and Gas Matters	35
4.18	Environmental Matters	38
4.19	Material Contracts	39
4.20	Derivative Transactions	42
4.21	Insurance	43
4.22	Opinion of Financial Advisor	43
4.23	Brokers	43
4.24	Related Party Transactions	43
4.25	Regulatory Matters	44
4.26	Takeover Laws	44
4.27	No Rights Plan	44
4.28	No Additional Representations	44

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE ISLA PARTIES		45
5.1	Organization, Standing and Power	45
5.2	Capital Structure	46
5.3	Authority; No Violations; Consents and Approvals	47
5.4	Consents	48
5.5	Financial Statements	49
5.6	Absence of Certain Changes or Events	49
5.7	No Undisclosed Material Liabilities	50
5.8	Information Supplied	50
5.9	Isla Permits; Compliance with Applicable Law	50
5.10	Compensation; Benefits	51
5.11	Labor Matters	52
5.12	Taxes	53
5.13	Litigation	54
5.14	Intellectual Property	55
5.15	Real Property	55
5.16	Oil and Gas Matters	56
5.17	Environmental Matters	58
5.18	Material Contracts	59
5.19	Insurance	62
5.20	Brokers	63
5.21	Ownership of Company Capital Stock	63
5.22	Business Conduct	63

5.23	Regulatory Matters	63
5.24	Rights-of-Way	63
5.25	Derivative Transactions	64
5.26	Related Party Transactions	64
5.28	Sufficient Funds	65
5.29	No Additional Representations	65

ARTICLE VI COVENANTS AND AGREEMENTS		66
6.1	Conduct of Company Business Pending the Merger	66
6.2	Conduct of Isla Business Pending the Merger	70
6.3	No Solicitation	73
6.4	Preparation of Proxy Statement/Prospectus and Registration Statement	80
6.5	Stockholders Approval	82
6.6	Access to Information	84
6.7	HSR and Other Approvals	86
6.8	Indemnification; Directors’ and Officers’ Insurance	87
6.9	Transaction Litigation	90
6.10	Public Announcements	90
6.11	Advice of Certain Matters; Control of Business	90
6.12	Reasonable Best Efforts; Notification	91
6.13	Section 16 Matters	91
6.14	Derivative Contracts	91
6.15	Stock Exchange Listing and Delisting	92
6.16	Tax Characterization and Other Tax Matters	92
6.17	Takeover Laws	93
6.18	Employee Matters	94
6.19	Payoff Letter	95
6.20	Financing	95
6.21	Transfers of Isla and New PubCo Interests	96
6.22	Termination of Isla Management Agreement	96

ARTICLE VII CONDITIONS PRECEDENT		97
7.1	Conditions to Each Party’s Obligation to Consummate the Transactions	97
7.2	Additional Conditions to Obligations of the Isla Parties	97
7.3	Additional Conditions to Obligations of the Company	98
7.4	Frustration of Closing Conditions	99

ARTICLE VIII TERMINATION		99
8.1	Termination	99
8.2	Notice of Termination; Effect of Termination	101
8.3	Expenses and Other Payments	101

ARTICLE IX GENERAL PROVISIONS		103
9.1	Schedule Definitions	103
9.2	Survival	103
9.3	Notices	103
9.4	Rules of Construction	104

9.5	Counterparts	106
9.6	Entire Agreement; No Third Party Beneficiaries	106
9.7	Governing Law; Venue; Waiver of Jury Trial	107
9.8	Severability	108
9.9	Assignment	108
9.10	Affiliate Liability	108
9.11	Specific Performance	109
9.12	Amendment	109
9.13	Extension; Waiver	110
9.14	Non-Recourse	110

Annex A	Certain Definitions

Exhibit A	Form of Amended and Restated New PubCo Certificate of Incorporation
Exhibit B	Form of Amended and Restated New PubCo Bylaws
Exhibit C	Form of Amended and Restated OpCo Limited Liability Company Agreement
Exhibit D	Form of Management Agreement
Exhibit E	Form of Registration Rights Agreement

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT (this “Agreement”), dated as of June 7, 2021, is entered into by and among Contango Oil & Gas Company, a Texas corporation (the “Company”), Independence Energy LLC, a Delaware limited liability company (“Isla”), IE PubCo Inc., a Delaware corporation (“New PubCo”), IE OpCo LLC, a Delaware limited liability company (“OpCo”), IE C Merger Sub Inc., a Delaware corporation (“C Merger Sub”) and IE L Merger Sub LLC, a Delaware limited liability company (“L Merger Sub”).

WHEREAS, in anticipation of the Transactions, (i) Isla has formed OpCo, (ii) Isla has contributed 100% of the equity interests in Energy Finance to OpCo, (iii) Isla has formed New PubCo and (iv) New PubCo has formed C Merger Sub and L Merger Sub;

WHEREAS, New PubCo has issued (i) to Isla, a number of shares of Class B common stock, par value $0.0001 per share, of New PubCo (“New PubCo Class B Common Stock”) equal to the Isla Ownership Number and one share of Class A common stock, par value $0.0001 per share, of New PubCo (“New PubCo Class A Common Stock”) and (ii) to the Series I Preferred Stockholder, one thousand (1,000) shares of preferred stock, par value $0.0001 per share, designated as the “Series I Preferred Stock” (as defined in the New PubCo Certificate of Incorporation) (the transactions contemplated by this Recital and the immediately precedent Recital, the “Pre-Signing Transactions”).

WHEREAS, the Parties desire to combine Isla and its Subsidiaries with the Company in a transaction involving the following steps:

(i) On the Closing Date, (i) OpCo will be recapitalized such that, after giving effect to such recapitalization, 100% of the equity interests in OpCo shall consist of a number of OpCo Units equal to the Isla Ownership Number, which OpCo Units shall be held by Isla, and Isla’s members shall receive the right to receive additional OpCo Units in the event of a PubCo LTIP Issuance (as defined in the A&R OpCo LLCA) (this clause (i), the “OpCo Recapitalization”), (ii) Isla shall distribute all of the OpCo Units held by it, and all of the shares of New PubCo Class B Common Stock and right to receive additional OpCo Units in the event of a PubCo LTIP Issuance held by it to the Isla equity holders in accordance with its Organizational Documents (this clause (ii), the “Distribution”), and (iii) immediately following the Distribution, Isla will merge with and into OpCo, with OpCo as the surviving Person in the merger (the “Isla Merger”);

(ii) Immediately following the Isla Merger, C Merger Sub will merge with and into the Company, with the Company as the surviving corporation in the merger and a direct wholly owned Subsidiary of New PubCo, on the terms and subject to the conditions set forth herein (the “Merger”);

(iii) As a result of the Merger, and in accordance with the TBOC, each issued and outstanding share of common stock, par value $0.04 per share, of the Company (the “Company Common Stock”) will, upon the terms and subject to the conditions set forth herein, be converted into the right to receive a number of shares of New PubCo Class A Common Stock equal to the Exchange Ratio;

(iv) Immediately following the Merger, the Company will merge with and into L Merger Sub, with L Merger Sub as the surviving Person in the merger and a direct wholly owned Subsidiary of New PubCo, on the terms and subject to the conditions set forth herein (the “LLC Merger”);

(v) Immediately following the LLC Merger, New PubCo will contribute 100% of the equity interests in L Merger Sub to OpCo in exchange for certain OpCo Units, as set forth in Section 3.6, on the terms and subject to the conditions set forth herein (the “Contribution”); and

(vi) Immediately following the Contribution, OpCo will contribute L Merger Sub to Energy Finance (the “L Merger Sub Contribution”).

WHEREAS, for U.S. federal income tax purposes, (a) the Merger and the LLC Merger, taken together, are intended to constitute an integrated plan and qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) this Agreement is intended to constitute, and is hereby adopted by the Parties as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement, the Merger and the other Transactions, are fair to, and in the best interests of, the Company and the holders of Company Common Stock, (ii) approved and declared advisable this Agreement, the Merger and the other Transactions, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement, the Merger and the other Transactions;

WHEREAS, the Board of Directors of Isla, at a meeting duly called and held, has approved and declared advisable this Agreement and the Transactions on behalf of itself and, in Isla’s capacity as the sole member of OpCo, on behalf of OpCo;

WHEREAS, the Board of Directors of New PubCo (the “New PubCo Board”) has (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, New PubCo and each of Isla and the Series I Preferred Stockholder, as the sole stockholders of New PubCo, (ii) approved and declared advisable this Agreement and the Transactions and (iii) in its capacity as the sole member of L Merger Sub, has approved and declared advisable this Agreement and the Transactions on behalf of L Merger Sub;

WHEREAS, the Board of Directors of C Merger Sub (the “C Merger Sub Board”) has (i) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, C Merger Sub and the sole stockholder of C Merger Sub and (ii) approved and declared advisable this Agreement and the Transactions, including the Merger;

WHEREAS, Isla, in its capacity as the sole stockholder of New PubCo that has any voting or approval rights with respect to New PubCo’s execution and delivery of this Agreement and consummation of the Transactions contemplated hereby (other than board designation rights described in the immediately following recital), will adopt this Agreement immediately following its execution;

WHEREAS, the Series I Preferred Stockholder, as the sole holder of Series I Preferred Stock, may following the execution of this Agreement deliver to the Company and Isla a letter agreeing, contemporaneously with the Merger Effective Time, to appoint the directors specified in accordance with Section 2.18 to the board of New PubCo (“Board Letter Agreement”);

WHEREAS, New PubCo, as the sole stockholder of C Merger Sub, will adopt this Agreement immediately following its execution;

WHEREAS, as an inducement to Isla to enter into this Agreement, concurrently with the execution and delivery of the Agreement, certain stockholders of the Company (the “Designated Stockholders”) set forth on Schedule 1.1 of the Company Disclosure Letter have entered into voting and support agreements (the “Designated Stockholder Voting Agreements”);

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Isla, the Isla Parties and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
A&R New PubCo Bylaws	2.17
A&R New PubCo Certificate	2.17
A&R OpCo LLCA	Annex A
Affiliate	Annex A
AgentCo	2.1
Aggregated Group	Annex A
Agreement	Preamble
Ancillary Documents	Annex A
Anti-Corruption Laws	Annex A
Antitrust Authority	6.7(b)
Antitrust Laws	6.7(b)
Applicable Date	4.5(a)
beneficial ownership	Annex A
Board Letter Agreement	Recitals
Book-Entry Shares	3.5(b)(ii)
Business Day	Annex A
C Merger Sub	Preamble
C Merger Sub Board	Recitals
Certificate of Merger	2.8(c)

Definition	Section
Certificates	3.5(b)(i)
Closing	2.8(a)
Closing Date	2.8(a)
Code	Annex A
Company	Preamble
Company 401(k) Plan	6.18(d)
Company Affiliate	9.10
Company Alternative Acquisition Agreement	6.3(d)(iv)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(d)(vii)
Company Common Stock	Recitals
Company Competing Proposal	Annex A
Company Contracts	4.19(b)
Company Disclosure Letter	Article IV
Company Employee	6.18(a)
Company Equity Plans	Annex A
Company Independent Petroleum Engineers	4.17(a)
Company Intellectual Property	4.14(a)
Company Intervening Event	Annex A
Company Leased Real Property	4.15
Company Material Adverse Effect	4.1
Company Owned Real Property	4.15
Company Permits	4.9(a)
Company Plan	Annex A
Company Preferred Stock	4.2(a)
Company PSU Award	3.4(b)
Company Real Property Lease	4.15
Company Related Party Transaction	4.24
Company Reserve Reports	4.17(a)
Company Restricted Stock Award	3.4(a)
Company Rights-of-Way	4.16
Company SEC Documents	4.5(a)
Company Stock Option Award	3.4(c)
Company Stockholder Approval	Annex A
Company Stockholders Meeting	4.4
Company Superior Proposal	Annex A
Company Termination Fee	Annex A
Confidentiality Agreement	6.6(b)
Consent	Annex A
Conversions	2.1
Contribution	Recitals
control	Annex A
COVID-19	Annex A

Definition	Section
COVID-19 Measures	Annex A
Creditors’ Rights	4.3(a)
Debt Prepayment Expenses	Annex A
Derivative Transaction	Annex A
Designated Stockholder Voting Agreements	Recitals
Designated Stockholders	Recitals
DGCL	2.5
Distribution	Recitals
DLLCA	2.4
DTC	Annex A
Edgar	Annex A
Effect	Annex A
e-mail	9.3
Eligible Shares	3.2(b)(i)
Employee Benefit Plan	Annex A
Encumbrances	Annex A
Energy Finance	Annex A
Environmental Laws	Annex A
ERISA	Annex A
Exchange Act	Annex A
Exchange Agent	3.5(a)
Exchange Fund	3.5(a)
Exchange Ratio	3.2(b)(i)
Excluded Shares	3.2(b)(iii)
GAAP	4.5(b)
Governmental Entity	Annex A
Grizzly	4.17(a)
Grizzly Oil and Gas Properties	4.17(a)
Grizzly Reserve Report	4.17(a)
group	Annex A
Hazardous Materials	Annex A
HSR Act	4.4
Hydrocarbons	Annex A
Indebtedness	Annex A
Indemnified Liabilities	6.8(a)
Indemnified Persons	6.8(a)
Independent Company Reserve Report	4.17(a)
Intellectual Property	Annex A
Intended Tax Treatment	6.16
Isla	Preamble
Isla Affiliate	9.10
Isla Certificate of Merger	2.8(b)
Isla Contracts	5.18(b)
Isla Debt Agreements	Annex A
Isla Disclosure Letter	Article V

Definition	Section
Isla Expenses	Annex A
Isla Financial Statements	5.5
Isla Independent Petroleum Engineers	5.16(a)
Isla Intellectual Property	5.14(a)
Isla Interim Financial Statements	5.5
Isla Leased Real Property	5.15
Isla Management Agreement	Annex A
Isla Material Adverse Effect	5.1
Isla Merger	Recitals
Isla Merger Effective Time	2.8(b)
Isla Owned Real Property	5.15
Isla Ownership Number	Annex A
Isla Parties	Annex A
Isla Permits	5.9(a)
Isla Plan	Annex A
Isla Real Property Lease	5.15
Isla Related Parties	5.26
Isla Related Party Transactions	5.26
Isla Reserve Reports	5.16(a)
Isla Rights-of-Way	5.24
Isla Year End Financial Statements	5.5
IT Assets	Annex A
knowledge	Annex A
L Merger Sub	Preamble
L Merger Sub Contribution	Recitals
Law	Annex A
Letter of Transmittal	3.5(b)(i)
LLC Certificate of Merger	2.8(d)
LLC Merger	Recitals
LLC Merger Effective Time	2.8(d)
Management Agreement	Annex A
Manager Incentive Plan	6.2(b)
Material Adverse Effect	Annex A
Material Company Insurance Policies	4.21
Material Isla Insurance Policies	5.19
Measurement Date	4.2(a)
Merger	Recitals
Merger Consideration	3.2(b)(i)
Merger Effective Time	2.8(c)
Mid-Con	4.17(a)
New PubCo	Preamble
New PubCo 401(k) Plan	6.18(d)
New PubCo Board	Recitals
New PubCo Certificate of Incorporation	Annex A
New PubCo Class A Common Stock	Recitals

Definition	Section
New PubCo Class B Common Stock	Recitals
NYSE	Annex A
NYSE American	Annex A
Oil and Gas Leases	Annex A
Oil and Gas Properties	Annex A
OpCo	Preamble
OpCo Recapitalization	Recitals
OpCo Units	Annex A
ordinary course of business	Annex A
Organizational Documents	Annex A
other Party	Annex A
Outside Date	8.1(b)(ii)
Party	Annex A
Payoff Letters	6.19
Permitted Encumbrances	Annex A
Person	Annex A
Personal Information	Annex A
Pre-Signing Transactions	Recitals
Proceeding	Annex A
Production Burdens	Annex A
Proxy Statement/Prospectus	4.4
Registration Rights Agreement	Annex A
Registration Statement	4.8
Release	Annex A
Representatives	Annex A
Rights-of-Way	4.16
Sarbanes-Oxley Act	Annex A
SEC	Annex A
Securities Act	Annex A
Series I Preferred Stock	Recitals
Series I Preferred Stockholder	Annex A
Severance Plan	2.18
Subject Indebtedness	Annex A
Subsidiary	Annex A
Surviving Corporation	2.5
Surviving Entity	2.6
Surviving Person	2.4
Takeover Law	Annex A
Tax	Annex A
Tax Returns	Annex A
Taxing Authority	Annex A
TBOC	2.5
Terminable Breach	8.1(b)(iii)
Transaction Litigation	6.9
Transactions	Annex A

Definition	Section
Transfer Taxes	Annex A
Voting Debt	Annex A
Wells	Annex A
Willful and Material Breach	Annex A

ARTICLE II

THE TRANSACTIONS

2.1 Conversions and AgentCo. Upon the terms and subject to the conditions of this Agreement, at or prior to the Closing, the Company will (i) cause each of its Subsidiaries (other than AgentCo) that is classified as a corporation for U.S. federal income tax purposes to, as applicable, either (A) convert to a Delaware limited liability company that is disregarded as separate from the Company for U.S. federal income tax purposes pursuant to Treas. Reg. § 301.7701-3(b) with such conversion effective prior to the Merger Effective Time or (B) file a valid election pursuant to Treas. Reg. § 301.7701-3(c) to be treated as an entity disregarded as separate from the Company for U.S. federal income tax purposes with the effective date of such election being the Closing Date or a date prior to the Closing Date (the transactions described in clauses (i)(A) and (i)(B), the “Conversions”) (ii) form a wholly-owned Delaware corporation (“AgentCo”) and (iii) cause each of its Subsidiaries that hold any interests in any federal public lands to (A) enter into an agency agreement with AgentCo in a form reasonably satisfactory to the Company, whereby such Subsidiaries of the Company shall appoint AgentCo as agent and nominee of such Subsidiaries of the Company to hold legal title to such federal public lands for the sole benefit of such Subsidiaries of the Company, (B) grant, convey, transfer, and assign all of its right, title and interest in such federal public lands to AgentCo, which shall hold such right, title and interest in such federal public lands solely as the agent and nominee of such Subsidiaries of the Company in accordance with the agency agreement and (C) execute, deliver and file with any applicable Governmental Entities such instruments reasonably required or requested in order to effect and file of record the grants, conveyances, transfers and assignments referenced in clause (iii)(B).

2.2 Recapitalization. Upon the terms and subject to the conditions of this Agreement, at the Closing, following the Conversions, OpCo will consummate the OpCo Recapitalization.

2.3 The Distribution. Upon the terms and subject to the conditions of this Agreement, at the Closing, immediately following the OpCo Recapitalization, Isla and its equity holders shall consummate the Distribution.

2.4 Isla Merger. Upon the terms and subject to the conditions of this Agreement, immediately following the Distribution, Isla will be merged with and into OpCo in accordance with the provisions of the Delaware Limited Liability Company Act (the “DLLCA”). As a result of the Isla Merger, the separate existence of Isla shall cease and OpCo shall continue its existence under the laws of the State of Delaware as the surviving limited liability company (in such capacity, OpCo is sometimes referred to herein as the “Surviving Person”).

2.5 The Merger. Upon the terms and subject to the conditions of this Agreement, immediately following the Isla Merger and at the Merger Effective Time, C Merger Sub will be merged with and into the Company in accordance with the provisions of the Texas Business Organizations Code (the “TBOC”) and the Delaware General Corporation Law (the “DGCL”). As a result of the Merger, the separate existence of C Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”).

2.6 The LLC Merger. Upon the terms and subject to the conditions of this Agreement, immediately following the Merger Effective Time and at the LLC Merger Effective Time, the Surviving Corporation will be merged with and into L Merger Sub in accordance with the provisions of the DGCL and the DLLCA. As a result of the LLC Merger, the separate existence of the Surviving Corporation shall cease and L Merger Sub shall continue its existence under the laws of the State of Delaware as the surviving limited liability company (in such capacity, L Merger Sub is sometimes referred to herein as the “Surviving Entity”).

2.7 The Contributions. Upon the terms and subject to the conditions of this Agreement, immediately following the LLC Merger Effective Time, New PubCo and OpCo shall consummate the Contribution. Upon the terms and subject to the conditions of this Agreement, immediately following the Contribution, L Merger Sub and Energy Finance shall consummate the L Merger Sub Contribution.

2.8 Closing.

(a) The closing of the Transactions (the “Closing”) shall take place by the exchange of documents by facsimile, PDF or other electronic means at 9:00 a.m., Houston time, on a date that is two Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another date or place is agreed to in writing by Isla and the Company. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.

(b) As soon as practicable on the Closing Date, after the Closing and the Distribution, a certificate of merger with respect to the Isla Merger prepared and executed in accordance with the relevant provisions of the DLLCA (the “Isla Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware. The Isla Merger shall become effective upon the filing and acceptance of the Isla Certificate of Merger with the Office of the Secretary of State of the State of the State of Delaware, or at such later time as shall be agreed upon in writing by Isla and Company and specified in the Isla Certificate of Merger (the “Isla Merger Effective Time”).

(c) As soon as practicable on the Closing Date after the Closing and the Isla Merger Effective Time, a certificate of merger with respect to the Merger prepared and executed in accordance with the relevant provisions of the TBOC and the applicable Laws of the State of Delaware (the “Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Texas and the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing and acceptance of the Certificate of Merger with the Office of the Secretary of State of the State of Texas and the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Isla and the Company and specified in the Certificate of Merger (the “Merger Effective Time”).

(d) As soon as practicable on the Closing Date after the Closing and the Merger Effective Time, a certificate of merger with respect to the LLC Merger prepared and executed in accordance with the relevant provisions of the DGCL and the DLLCA (the “LLC Certificate of Merger”) shall be filed with the Office of the Secretary of State of the State of Delaware. The LLC Merger shall become effective upon the filing and acceptance of the LLC Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Isla and the Company and specified in the LLC Certificate of Merger (the “LLC Merger Effective Time”).

2.9 Effect of the Isla Merger. At the Isla Merger Effective Time, the Isla Merger shall have the effects set forth in this Agreement and the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Isla Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Surviving Person and Isla shall vest in the Surviving Person, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Person and Isla shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Person.

2.10 Effect of the Merger. At the Merger Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the TBOC and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and C Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and C Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.11 Effect of the LLC Merger. At the LLC Merger Effective Time, the LLC Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the LLC Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and L Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and L Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity.

2.12 Certificate of Formation and LLC Agreement of the Surviving Person. At the Isla Merger Effective Time, the certificate of formation of OpCo in effect immediately prior to the Isla Merger Effective Time shall be the certificate of formation of the Surviving Person until duly amended, subject to Section 6.8(a), as provided therein or by applicable Law. The Parties shall take all actions necessary so that the limited liability company agreement of OpCo in effect immediately prior to the Isla Merger Effective Time shall be the limited liability company agreement of the Surviving Person, until duly amended, subject to Section 6.8(a), as provided therein or by applicable Law.

2.13 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Merger Effective Time, the certificate of incorporation of C Merger Sub in effect immediately prior to the Merger Effective Time shall be the certificate of incorporation of the Surviving Corporation, until duly amended, subject to Section 6.8(a), as provided therein or by applicable Law. The Parties shall take all actions necessary so that the bylaws of C Merger Sub in effect immediately prior to the Merger Effective Time shall be the bylaws of the Surviving Corporation upon the Merger Effective Time, until duly amended, subject to Section 6.8(a), as provided therein or by applicable Law.

2.14 Certificate of Formation and LLC Agreement of the Surviving Entity. At the LLC Merger Effective Time, the certificate of formation of L Merger Sub in effect immediately prior to the LLC Merger Effective Time shall be the certificate of formation of the Surviving Entity until duly amended, subject to Section 6.8(a), as provided therein or by applicable Law. The Parties shall take all actions necessary so that the limited liability company agreement of L Merger Sub in effect immediately prior to the LLC Merger Effective Time shall be the limited liability company agreement of the Surviving Entity, until duly amended, subject to Section 6.8(a), as provided therein or by applicable Law.

2.15 Directors and Officers of the Surviving Corporation. The Parties shall take all necessary action such that, from and after the Merger Effective Time, the directors of C Merger Sub shall be the directors of the Surviving Corporation and the officers of C Merger Sub shall be the officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

2.16 Directors and Officers of the Surviving Entity and Surviving Person. The Parties shall take all necessary action such that, from and after the LLC Merger Effective Time, the officers of L Merger Sub shall be the officers of the Surviving Entity, and such officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Entity (it being understood that the Surviving Entity shall be member-managed following the LLC Merger). The Parties shall take all necessary action such that, unless otherwise determined by Isla, from and after the Isla Merger Effective Time, the officers of OpCo shall be the officers of the Surviving Person, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Person.

2.17 Organizational Documents of New PubCo. Isla and New PubCo shall take all requisite action to cause the certificate of incorporation of New PubCo (the “A&R New PubCo Certificate”) and the bylaws of New PubCo (the “A&R New PubCo Bylaws”) to be in effect immediately prior to the Merger Effective Time to be in the forms attached to this Agreement as Exhibit A and Exhibit B, respectively, except for such changes as are approved in writing by Isla and the Company prior to the Closing.

2.18 Directors and Officers of New PubCo. The Parties acknowledge that as of the Merger Effective Time the directors of New PubCo shall consist of seven (7) directors to be designated by Isla following the date hereof and prior to the Closing and two (2) directors to be designated by the Company following the date hereof and prior to the Closing, each to hold office in accordance with the A&R New PubCo Certificate and the A&R New PubCo Bylaws. The persons who are the officers of New PubCo immediately prior to the Merger Effective Time, together with such other persons as designated by Isla following the date of this Agreement, shall be officers of New PubCo as of and following the Merger Effective Time, each such person to hold office in accordance with the A&R New PubCo Certificate and the A&R New PubCo Bylaws.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE COMPANY, NEW PUBCO AND C MERGER SUB; EXCHANGE

3.1 Effect of the Isla Merger on Equity Interests. At the Isla Merger Effective Time, all of the equity interests in Isla will be canceled without any conversion thereof, and the equity interests in OpCo will remain unchanged.

3.2 Effect of the Merger on Capital Stock. At the Merger Effective Time, by virtue of the Merger and without any action on the part of New PubCo, C Merger Sub, the Company, or any holder of any securities of New PubCo, C Merger Sub or the Company:

(a) Capital Stock of C Merger Sub. Each share of capital stock of C Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall be converted into and shall represent one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Merger Effective Time.

(b) Capital Stock of the Company.

(i) Subject to the other provisions of this Article III, each share of Company Common Stock issued and outstanding immediately prior to the Merger Effective Time (excluding any Excluded Shares, the “Eligible Shares”) shall be converted into the right to receive from New PubCo a number of fully paid and nonassessable shares of New PubCo Class A Common Stock equal to the Exchange Ratio (together with any cash to be paid in lieu of fractional shares of New PubCo Class A Common Stock in accordance with Section 3.5(h)), the “Merger Consideration”). As used in this Agreement, “Exchange Ratio” means 0.2000, as may be adjusted pursuant to Section 6.15.

(ii) All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of a share of Company Common Stock that was outstanding immediately prior to the Merger Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration (including any cash to be paid in lieu of fractional shares of New PubCo Class A Common Stock in accordance with Section 3.5(h) and (B) any dividends or other distributions in accordance with Section 3.5(g), in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.5(a).

(iii) All shares of Company Common Stock held by the Company as treasury shares or by New PubCo or C Merger Sub immediately prior to the Merger Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be canceled and cease to exist as of the Merger Effective Time, and no consideration shall be delivered in exchange therefor.

(c) Capital Stock of New PubCo.

(i) In connection with the Transactions, all shares of New PubCo Class B Common Stock held by the equity holders of Isla immediately following the Distribution shall remain outstanding such that, after giving effect to the Transactions, the equity holders of Isla as of the date hereof shall collectively hold a number of shares of New PubCo Class B Common Stock equal to the Isla Ownership Number.

(ii) In connection with the Transactions, at the Merger Effective Time, Isla shall forfeit the one share of New PubCo Class A Common Stock held by Isla at such time for no consideration.

3.3 Effect of the LLC Merger on Equity Interests. At the LLC Merger Effective Time, all of the equity interests in the Surviving Corporation will be canceled without any conversion thereof, and the equity interests in L Merger Sub will remain unchanged.

3.4 Treatment of Company Equity Awards.

(a) Company Restricted Stock Awards. Immediately prior to the Merger Effective Time, each award of restricted shares of Company Common Stock (whether vested or unvested) granted under a Company Equity Plan that is outstanding immediately prior to the Merger Effective Time (each, a “Company Restricted Stock Award”) shall, at the Merger Effective Time, automatically and without any action on the part of New PubCo, the Company or any holder thereof, fully vest and be converted into the right to receive from New PubCo a number of unrestricted shares of New PubCo Class A Common Stock (together with any cash to be paid in lieu of fractional shares of New PubCo Class A Common Stock in accordance with Section 3.5(h)) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Restricted Stock Award immediately prior to the Merger Effective Time and (y) the Exchange Ratio, reduced by any applicable Tax withholding.

(b) Company PSU Awards. Immediately prior to the Merger Effective Time, each award of performance stock units that corresponds to shares of Company Common Stock (whether vested or unvested) granted under a Company Equity Plan that is outstanding immediately prior to the Merger Effective Time (each, a “Company PSU Award”) shall, at the Merger Effective Time automatically, and without any action on the part of New PubCo, the Company or any holder thereof, fully vest (with any performance-

based vesting conditions for such awards held by then-current (as of Closing) employees of the Company and its Subsidiaries deemed achieved at the maximum performance level) and be cancelled, and in exchange therefor, New PubCo shall issue to the holder thereof a number of shares of New PubCo Class A Common Stock (together with any cash to be paid in lieu of fractional shares of New PubCo Class A Common Stock in accordance with Section 3.5(h)) equal to the product of (x) the number of shares of Company Common Stock subject to such Company PSU Award immediately prior to the Merger Effective Time and (y) the Exchange Ratio, reduced by any applicable Tax withholding ; provided, that, (i) to the extent that insufficient shares are available under a Company Equity Plan immediately prior to the Merger Effective Time to deem such Company PSU Awards to have been achieved at the maximum performance level, then an amendment to such Company Equity Plan to increase the number of shares available may be sought in accordance with Section 6.5 of this Agreement, and (ii) to the extent that, for any reason, such an amendment is not adopted and insufficient shares remain available, then such Company PSU Awards shall receive appropriate cash consideration as set forth under such Company Equity Plan or the award agreement governing such Company PSU Award (except that any performance-based vesting conditions shall be deemed achieved at the greater of the target performance level or actual performance through the Closing Date).

(c) Company Stock Options. Immediately prior to the Merger Effective Time, each option to purchase shares of Company Common Stock (whether vested or unvested) granted under a Company Equity Plan that is outstanding immediately prior to the Merger Effective Time (each, a “Company Stock Option Award”) shall, without any action on the part of New PubCo, the Company or any holder thereof, fully vest and be deemed exercised in a net exercise such that the holder of such Company Stock Option Award shall receive, immediately prior to the Merger Effective Time, a number of shares of Company Common Stock equal to (x) the number of shares of Company Common Stock subject to such Company Stock Option Award immediately prior to the Merger Effective Time, multiplied by (y) the excess of the Fair Market Value of a share of Company Common Stock minus the exercise price per share of Company Common Stock subject to such Company Stock Option Award, and then divided by (z) the Fair Market Value of a share of Company Common Stock (the “Net Exercise Shares”). All such Net Exercise Shares shall be deemed outstanding immediately prior to the Merger Effective Time and entitled to receive the Merger Consideration (together with any cash to be paid in lieu of fractional shares of New PubCo Class A Common Stock in accordance with Section 3.5(h)) as set forth in Section 3.2(b)(i), reduced by any applicable Tax withholding. For the avoidance of doubt, any Company Stock Option Award with an exercise price per share of Company Common Stock subject to such Company Stock Option Award that equals or exceeds the Fair Market Value of a share of Company Common Stock shall be cancelled for no consideration.

(d) For purposes of this Section 3.4 the “Fair Market Value” of a share of Company Common Stock shall equal the average of the volume weighted average price per share of Company Class A Common Stock on the five trading days preceding the Closing Date (as reported by Bloomberg, L.P. or, if not reported by Bloomberg, L.P., in another authoritative source mutually selected by New PubCo and the Company).

(e) Prior to the Merger Effective Time, the Company Board and/or the compensation committee of the Company Board shall take such action and adopt such resolutions as are required to (i) effectuate the treatment of the Company Restricted Stock Awards, the Company PSU Awards and the Company Stock Option Awards pursuant to the terms of this Section 3.4, and (ii) take all actions reasonably required to effectuate any provision of this Section 3.4, including to ensure that, except as set forth in this Section 3.4, from and after the Merger Effective Time, none of New PubCo, the Surviving Corporation or the Surviving Entity will be required to deliver shares of Company Common Stock or other capital stock of the Company or any other Person to any Person pursuant to or in settlement of any equity awards of the Company, including any Company Restricted Stock Awards, Company PSU Awards or Company Stock Option Awards.

(f) As soon as practicable following the Merger Effective Time, the Company shall file a post-effective amendment to any Form S-8 registration statements previously filed by the Company deregistering all shares of Company Common Stock thereunder.

3.5 Payment for Securities; Exchange.

(a) Exchange Agent; Exchange Fund. Prior to the Merger Effective Time, New PubCo shall enter into an agreement with the Company’s transfer agent, or another firm reasonably acceptable to the Company and Isla, to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration to which such holders shall become entitled pursuant to this Article III. Promptly after the Merger Effective Time, New PubCo shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, the number of shares of New PubCo Class A Common Stock issuable in respect of Eligible Shares pursuant to Section 3.2. New PubCo agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.5(g). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.5(a) and Section 3.5(g), the Exchange Fund shall not be used for any other purpose. Any shares of New PubCo Class A Common Stock deposited with the Exchange Agent and any cash held for payment in lieu of fractional shares of New PubCo Class A Common Stock in accordance with Section 3.5(h) or deposited to fund dividends or other distributions in accordance with Section 3.5(g) or in settlement of any Company PSU Awards pursuant to Section 3.4(b) shall hereinafter be referred to as the “Exchange Fund.” New PubCo shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by New PubCo; provided, that, any such investment or losses resulting therefrom shall not in any event modify the obligations of New PubCo to pay to the Merger Consideration in full (including all amounts of cash paid in lieu of fractional shares in accordance with Section 3.5(h)) pursuant to this Article III or any amounts payable pursuant to Section 3.4(b) or Section 3.5(g). Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall be promptly returned to New PubCo or its designee following the earlier of the distribution of all amounts required to be paid pursuant to this Article III and the 180th day following the Closing Date, pursuant to Section 3.5(d).

(b) Payment Procedures.

(i) Certificates. As soon as practicable after the Merger Effective Time, New PubCo shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Merger Effective Time, of an outstanding certificate or certificates that immediately prior to the Merger Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Isla and the Company prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration set forth in Section 3.2(b)(i). Subject to Section 3.5(f), upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of New PubCo Class A Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the number of shares of New PubCo Class A Common Stock, if any, that such holder has the right to receive pursuant to Section 3.2 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check (or payment by wire transfer, if permitted pursuant to, and valid wire transfer information is provided in, such duly completed and executed Letter of Transmittal) in the amount equal to the cash payable in lieu of any fractional shares of New PubCo Class A Common Stock pursuant to Section 3.5(h) and dividends and other distributions pursuant to Section 3.5(g).

(ii) Non-DTC Book-Entry Shares. As soon as practicable after the Merger Effective Time, New PubCo shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Merger Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through DTC, (A) a notice advising such holders of the effectiveness of the Merger, (B) a statement reflecting the number of shares of New PubCo Class A Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of New PubCo Class A Common Stock, if any, that such holder has the right to receive pursuant to Section 3.2 (after taking into account all shares of Company Common Stock then held by such holder) and (C) a check in the amount equal to the cash payable in lieu of any fractional shares of New PubCo Class A Common Stock pursuant to Section (h) and dividends and other distributions pursuant to Section 3.5(g).

(iii) DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, New PubCo and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration (including any cash to be paid in lieu of fractional shares of New PubCo Class A Common Stock in accordance with Section 3.5(h)) and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that DTC has the right to receive pursuant to this Article III.

(iv) No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(v) With respect to Certificates, if payment of the Merger Consideration (including any cash to be paid in lieu of fractional shares of New PubCo Class A Common Stock in accordance with Section 3.5(h)) and dividends or other distributions with respect to New PubCo Class A Common Stock pursuant to Section 3.5(g) is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration (including any cash to be paid in lieu of fractional shares of New PubCo Class A Common Stock in accordance with Section 3.5(h)) and dividends or other distributions with respect to New PubCo Class A Common Stock pursuant to Section 3.5(g) to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of New PubCo that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration (including any cash to be paid in lieu of fractional shares of New PubCo Class A Common Stock in accordance with Section 3.5(h)) and dividends or other distributions with respect to New PubCo Class A Common Stock pursuant to Section 3.5(g) shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Merger Effective Time. Until surrendered as contemplated by this Section 3.5(b)(v) (subject to Section 3.5(f)), each Certificate shall be deemed at any time after the Merger Effective Time to represent only the right to receive upon such surrender the Merger Consideration (including any cash to be paid in lieu of fractional shares of New PubCo Class A Common Stock in accordance with Section 3.5(h)) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.5(g) payable in respect of such shares of Company Common Stock.

(c) Termination of Rights. All Merger Consideration (including any cash to be paid in lieu of fractional shares of New PubCo Class A Common Stock in accordance with Section 3.5(h) and dividends or other distributions with respect to New PubCo Class A Common Stock pursuant to Section 3.5(g) paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof) shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Merger Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Merger Effective Time. If, after the Merger Effective Time, Certificates are presented to New PubCo, the Surviving Corporation or the Surviving Entity for any reason, they shall be canceled and exchanged for the Merger Consideration (including any cash to be paid in lieu of fractional shares of New PubCo Class A Common Stock in accordance with Section 3.5(h)) and dividends or other distributions with respect to New PubCo Class A Common Stock pursuant to Section 3.5(g) payable in respect of the Eligible Shares previously represented by such Certificates.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the 180th day after the Closing Date shall be delivered to New PubCo, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration (including any cash to be paid in lieu of fractional shares of New PubCo Class A Common Stock in accordance with Section 3.5(h)) and dividends or other distributions with respect to New PubCo Class A Common Stock pursuant to Section 3.5(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and New PubCo for payment of their claim for such amounts.

(e) No Liability. None of the Surviving Corporation, New PubCo, C Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Isla, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by New PubCo, the posting by such Person of a bond in such reasonable amount as New PubCo may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration (including any cash to be paid in lieu of fractional shares of New PubCo Class A Common Stock in accordance with Section 3.5(h)) and dividends or other distributions with respect to New PubCo Class A Common Stock pursuant to Section 3.5(g) payable in respect of the shares of Company Common Stock formerly represented by such Certificate.

(g) Distributions with Respect to Unexchanged Shares of New PubCo Class A Common Stock. No dividends or other distributions declared or made with respect to shares of New PubCo Class A Common Stock with a record date after the Merger Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the whole shares of New PubCo Class A Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of New PubCo Class A Common Stock shall be paid to any such holder, in each case, until such holder shall surrender such Certificate in accordance with this Section 3.5 or, if such Certificate shall have been lost, stolen or destroyed, such holder shall have delivered the affidavit and, if reasonably required by New PubCo, posted the bond, in accordance with Section 3.5(f). Following surrender of any such Certificate (or, if applicable, delivery of such affidavit and, if reasonably required by New PubCo, posting of such bond), there shall be paid to such holder of whole shares of New PubCo Class A Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender (or delivery, as applicable), the amount of dividends or other distributions with a record date after the Merger Effective Time theretofore paid with respect to such whole shares of New PubCo Class A Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger Effective Time but prior to such surrender (or delivery, as applicable) and a payment date subsequent to such surrender (or delivery, as applicable) payable with respect to such whole shares of New PubCo Class A Common Stock. For purposes of dividends or other distributions in respect of shares of New PubCo Class A Common Stock, all whole shares of New PubCo Class A Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of New PubCo Class A Common Stock were issued and outstanding as of the Merger Effective Time.

(h) No Fractional Shares of New PubCo Class A Common Stock. No certificates or scrip or shares representing fractional shares of New PubCo Class A Common Stock shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of New PubCo or a holder of shares of New PubCo Class A Common Stock. In lieu of any fractional share of New PubCo Class A Common Stock to which any holder of Company Common Stock would otherwise be entitled in connection with the payment of the Merger Consideration, the holders of Eligible Shares shall be entitled to receive from the Exchange Agent in accordance with the provisions of this Section 3.5(h), a cash payment in lieu of such fractional share of New PubCo Class A Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of shares of New PubCo Class A Common Stock equal to the excess of (i) the aggregate number of shares of New PubCo Class A Common Stock to be delivered to the Exchange Agent pursuant to this Agreement over (ii) the aggregate number of whole shares New PubCo Class A Common Stock to be issued to the holders of Eligible Shares pursuant to Section 3.2. No certificates or scrip representing fractional shares of New PubCo Class A Common Stock shall be issued in the Merger. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares of New PubCo Class A Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares of New PubCo Class A Common Stock. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Eligible Shares in lieu of any fractional shares of New PubCo Class A Common Stock, the Exchange Agent shall make available such amounts to such holders of Eligible Shares, without interest, subject to and in accordance with this Section 3.5.

(i) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, New PubCo, the Surviving Corporation, the Surviving Entity, the Isla Parties, and the Exchange Agent and each of their respective Affiliates shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any amounts (including shares, warrants, options or other property) otherwise payable, issuable or transferable to any Person pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment, issuance or transfer under applicable Law. To the extent that such amounts are so properly deducted or withheld and paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding.

3.6 Contribution. As consideration for the Contribution, New PubCo shall be issued a number of OpCo Units equal to the number of shares of New PubCo Class A Common Stock issued and outstanding immediately after giving effect to the Transactions it being understood that the equity holders of Isla as of immediately prior to the Isla Merger Effective Time shall hold collectively a number of OpCo Units equal to the Isla Ownership Number. In connection therewith, the limited liability company agreement of OpCo shall be amended and restated in the form of the A&R OpCo LLCA and New PubCo shall become the managing member of OpCo in accordance with and pursuant to the A&R OpCo LLCA.

3.7 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Transactions.

3.8 Impact of Stock Splits, Etc. In the event of any change in the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock issued and outstanding after the date of this Agreement and prior to the Merger Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Exchange Ratio, subject to further adjustment in accordance with this Section 3.8. Nothing in this Section 3.8 shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.

3.9 Closing Deliverables.

(a) At the Closing, the Company shall deliver, or cause to be delivered, to the Isla Parties the following:

(i) counterparts of each Ancillary Document to which the Company (or any of its Affiliates, officers or directors, or any of their respective Affiliates) is a party, in each case duly executed by each such Person;

(ii) a properly executed IRS Form W-9 dated as of the Closing Date; and

(iii) such other agreements, instruments and documents that are required by other terms of this Agreement to be executed or delivered at or prior to the Closing or as Isla may reasonably request to effect the transactions contemplated by this Agreement and the Ancillary Documents.

(b) At the Closing, the Isla Parties will deliver, or cause to be delivered, to the Company the following:

(i) counterparts of each Ancillary Document to which such Isla Party is a party, in each case duly executed by the applicable Isla Party; and

(ii) such other agreements, instruments and documents that are required by other terms of this Agreement to be executed or delivered at or prior to the Closing or as the Company may reasonably request to effect the transactions contemplated by this Agreement and the Ancillary Documents.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to the Isla Parties on or prior to the date of this Agreement (the “Company Disclosure Letter”), it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on its face or (ii) as disclosed in the Company SEC Documents filed with or furnished to the SEC and available on Edgar since December 31, 2020 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), the Company represents and warrants to the Isla Parties as follows:

4.1 Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized or, in the case of the Company or its Subsidiaries, to have such power, authority or standing, has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Isla complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of the Company (each of which is set forth on Schedule 4.1 of the Company Disclosure Letter), each as amended prior to the execution of this Agreement, and each as made available to Isla is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

4.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 400,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.04 per share (“Company Preferred Stock” and, together with Company Common Stock, “Company Capital Stock”). At the close of business on June 4, 2021 (the “Measurement Date”): (A) 201,071,407 shares of Company Common Stock were issued and outstanding (not including shares held in treasury) and no shares of Company Preferred Stock were issued and outstanding; (B) the shares of Company Common Stock issued and outstanding include 2,552,727 shares of Company Common Stock underlying Company Restricted Stock Awards; (C) 4,735,311 shares of Company Common Stock were subject to Company PSU Awards (assuming that such Company PSU Awards were earned at target performance levels); (D) 579 shares of Company Common Stock were subject to Company Stock Option Awards; and (E) 3,020,283 shares of Company Common Stock remained available for issuance pursuant to the Company’s Third Amended and Restated 2009 Incentive Compensation Plan and no shares of Company Common Stock remained available for issuance pursuant to the Company’s 2005 Stock Incentive Plan.

(b) All outstanding shares of Company Capital Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Capital Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including a Company Equity Plan and the Company’s Organizational Documents). As of the close of business on the Measurement Date, except as set forth in this Section 4.2, Schedule 4.2 of the Company Disclosure Letter and in the Designated Stockholder Voting Agreements, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or securities convertible into or exchangeable or exercisable for capital stock of the Company (which Schedule 4.2 of the Company Disclosure Letter shall also set forth, with respect to any such options, warrants or other such rights, the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, free and clear of all Encumbrances and have been duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.2 or Schedule 4.2 of the Company Disclosure Letter, and except for changes since the Measurement Date resulting from the exercise of stock options outstanding at such date (and the issuance of shares of Company Common Stock thereunder, which were reserved for issuance as set forth in Section 4.2(a)), or stock grants or other awards granted in accordance with Section 6.1(b)(ii), there are outstanding: (A) no shares of Company Capital Stock, Voting Debt or other voting securities of the Company, (B) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt or other voting securities of the Company and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. Other than the Designated Stockholder Voting Agreement, there are not any stockholder agreements, voting trusts or other agreements (it being agreed and acknowledged that the Company’s and its Subsidiaries’ Organizational Documents do not constitute such agreements) to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any shares of Company Common Stock or any other shares of Company Capital Stock. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any (1) equity securities or other similar equity interests in any Person, other than the Company’s and its Subsidiaries’ equity securities in the Company’s Subsidiaries or (2) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than the Company, its Subsidiaries and its investments listed on Schedule 4.2 of the Company Disclosure Letter.

4.3 Authority; No Violations; Consents and Approvals.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger have been duly authorized by all necessary corporate action on the part of the Company, subject with respect to the consummation of the Merger, to Company Stockholder Approval and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Texas and the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by the Company and, assuming the due and valid execution of this Agreement by the Isla Parties, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement, the Merger and the other Transactions, are fair to, and in the best interests of, the Company and the holders of Company Common Stock, (ii) approved and declared advisable this Agreement, the Merger and the other Transactions, and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement, the Merger and the other Transactions (such recommendation described in clause (iii), the “Company Board Recommendation”). The Company Stockholder Approval is the only approval of the holders of any class or series of Company Capital Stock necessary to approve and adopt this Agreement and the Merger. No Company stockholders or other holders of equity interests of the Company have any dissenters’ rights or rights of appraisal relating to the Transactions or this Agreement or the Ancillary Documents to which the Company or any of its Subsidiaries is a party.

(b) Except as set forth on Schedule 4.3(b) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of the Company as in effect prior to the Merger (assuming that the Company Stockholder Approval is obtained) or the Organizational Documents of any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the New PubCo Board.

4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a proxy statement (which shall be a joint proxy statement of the Company and prospectus of New PubCo) in definitive form (the “Proxy Statement/Prospectus”) relating to the meeting of the stockholders of the Company to be held for the purposes of obtaining the Company Stockholder Approval (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with and filings as may be required under the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the

Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Texas and the Office of the Secretary of State of the State of Delaware and the filing of the LLC Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE American; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent the failure to obtain or make as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5 SEC Documents; Financial Statements.

(a) Since January 1, 2020 (the “Applicable Date”), the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be so filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, certifications, schedules, statements and documents so filed or furnished by the Company, collectively, the “Company SEC Documents”). As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those amended disclosures), each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of (i) the Company included in the Company SEC Documents, and (ii) to the knowledge of the Company, any other Person included in the Company SEC Documents, in each case, including all notes and schedules thereto, (x) complied in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and (y) fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated subsidiaries (and, to the knowledge of the Company, any other such Person and its consolidated Subsidiaries) as of their respective dates and the results of operations and the cash flows of such Person and its consolidated Subsidiaries for the periods presented therein (subject to normal period-end adjustments). To the knowledge of the Company, the statement of revenues and direct operating expenses of the Grizzly Oil and Gas Properties included in the Company SEC Documents present fairly, in all material respects, the revenues and direct operating expenses of the Grizzly Oil and Gas Properties for the year ended December 31, 2020, in accordance with GAAP. For the avoidance of doubt, no representations or warranties are made by the Company pursuant to this Section 4.5(b) with respect to any financial statements or other financial information furnished by the Isla Parties and included in the Registration Statement or the Proxy Statement/Prospectus.

(c) The unaudited pro forma financial information and the related notes thereto included in the Company SEC Documents have been prepared in accordance with the SEC’s rules and guidance with respect to pro forma financial information, and the assumptions underlying such pro forma financial information are reasonable and are set forth in the Company SEC Documents. For the avoidance of doubt, no representations or warranties are made by the Company pursuant to this Section 4.5(c) with respect to any unaudited pro forma financial information or related notes included in the Registration Statement or the Proxy Statement/Prospectus (except as contemplated by Section 4.8).

(d) The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act is made known to the Company’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, his or her conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(e) The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to ensure reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(f) Since the Applicable Date, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation.

(h) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Documents.

(i) No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

4.6 Absence of Certain Changes or Events.

(a) Since December 31, 2020, through the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) From December 31, 2020 through the date of this Agreement, except as set forth in Schedule 4.6 of the Company Disclosure Letter:

(i) the Company and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects, except for any commercially reasonable actions taken, or omitted to be taken, by the Company or any of its Subsidiaries in connection with COVID-19 or any COVID-19 Measures;

(ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance; and

(iii) neither the Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Isla’s prior written consent) have constituted a breach of any of the covenants set forth in Section 6.1(b)(i), (iv), (v), (vi), (vii), (viii), (xi), (xiii), (xiv), (xv), or (xvii) (solely as it relates to the foregoing clauses (i), (iv), (v), (vi), (vii), (viii), (xi), (xiii), (xiv) or (xv)).

4.7 No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of December 31, 2020 (including the notes thereto) contained in the Company’s Annual Report on Form 10-K for the twelve months ended December 31, 2020; (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to December 31, 2020; (c) liabilities which individually, and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (d) liabilities incurred after the date of this Agreement permitted to be incurred pursuant to Section 6.1(b)(xi); and (e) liabilities incurred in connection with the Transactions.

4.8 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by New PubCo pursuant to which shares of New PubCo Class A Common Stock issuable in the Merger will be registered with the SEC, and which will include the Proxy Statement/Prospectus (including any amendments or supplements, the “Registration Statement”), shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading or (b) the Proxy Statement/Prospectus will, at the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8, the Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by the Isla Parties specifically for inclusion or incorporation by reference therein.

4.9 Company Permits; Compliance with Applicable Law.

(a) The Company and its Subsidiaries hold and at all times since the Applicable Date held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold any such Company Permit or make such a payment has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All of the Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, other than those the outcome of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.10 Compensation; Benefits.

(a) Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list of all material Company Plans.

(b) True, correct and complete copies of each of the Company Plans and the related trust documents or other funding arrangements and the most recent favorable determination, advisory or opinion letters, if applicable, have been furnished or made available to Isla or its Representatives, along with, to the extent applicable, the most recent report filed on Form 5500 (with all schedules and attachments), the most recent summary plan description (with all summaries of material modifications thereto), the most recent financial statements and actuarial or other valuation reports, and all material non-routine correspondence to or from any Governmental Entity received in the last three years.

(c) Each Company Plan has been established, administered, operated, funded and maintained in material compliance with its terms and in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d) There are no material Proceedings pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans.

(e) All material contributions required to be made by the Company or any of its Subsidiaries to the Company Plans pursuant to their terms or applicable Law have been timely made.

(f) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and has received a favorable determination letter (or in the case of a master or prototype plan, a favorable opinion or advisory letter) as to its qualification under the Code and nothing has occurred, whether by action or failure to act, that could reasonably be expected to adversely affect the qualification of such Company Plan. With respect to each Company Plan, none of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any other Person, has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that would be material. The Company and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g) None of the Company, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to (or has in the last six years sponsored, maintained, contributed to or had an obligation to contribute to), or has any current or contingent liability or obligation under or with respect to, and no Company Plan is: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 or 4971 of the Code or (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

(h) Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Company Plan provides any retiree or post-employment or post-service medical or life insurance benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(i) Except as set forth on Schedule 4.10(i) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Merger could, either alone or in combination with another event, (i) entitle any current or former Company Employee, director or other service provider of the Company or any of its Subsidiaries to severance pay, any increase in severance pay or any other payment; (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former Company Employee, director or other service provider of the Company or any of its Subsidiaries; (iii) directly or indirectly cause or require the Company to transfer or set aside any amount of assets to fund any benefits under any Company Plan; (iv) otherwise give rise to any material liability under any Company Plan, limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Merger Effective Time; or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) of the Company or any of its Subsidiaries that could, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j) Neither the Company nor any Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A, Section 280G or Section 4999 of the Code.

(k) Each Company Plan or any other agreement, arrangement, or plan of the Company or any of its Subsidiaries that constitutes, in any part, a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l) No Company Plan is maintained outside the jurisdiction of the United States or covers any Company Employees or other service providers who reside or perform services primarily outside of the United States.

4.11 Labor Matters.

(a) (i) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with, and no employee of the Company or any of its Subsidiaries is represented by, any labor union, works council or other similar representative of employees, (ii) there is no pending or, to the knowledge of the Company, threatened union representation petition involving employees of the Company or any of its Subsidiaries, and (iii) the Company does not have knowledge of any activity or Proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees since the Applicable Date.

(b) There is, and since the Applicable Date there has been, no strike, labor dispute, slowdown, work stoppage or lockout or other labor disturbance pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries.

(c) Except as has not had, and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance with all applicable Laws respecting labor, employment and employment practices (including all such Laws regarding wages and hours, classification of employees and contractors, anti-discrimination, anti-retaliation, recordkeeping, employee leave, Tax withholding and reporting, immigration and employee safety), and there are no material Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, including any such Proceedings alleging breach of any express or implied contract of employment, wrongful termination of employment, failure to pay required wages, failure to satisfy employment-related leave or recordkeeping requirements, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct any investigation with respect to the Company or any of its Subsidiaries, in each case, which investigation would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.12 Taxes.

(a) All U.S. federal income and other material Tax Returns required to be filed by the Company or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing), and all such Tax Returns are true, correct and complete in all material respects. All material Taxes that are due and payable by the Company or any of its Subsidiaries have been timely paid in full.

(b) There are no Encumbrances for material Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances for Taxes not yet delinquent.

(c) Neither the Company nor any of its Subsidiaries has granted any currently effective extension or waiver of the limitation period with respect to the assessment or collection of any Tax.

(d) There is no outstanding claim, assessment, deficiency, audit, examination, investigation or litigation in respect of a material amount of Taxes or material Tax matters against the Company or any of its Subsidiaries that has been asserted in writing by any Governmental Entity. There are no Proceedings with respect to Taxes pending or, to the knowledge of the Company, proposed or threatened against the Company and its Subsidiaries or with respect to the assets of the Company and its Subsidiaries.

(e) No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any material Tax in such jurisdiction, nor has any such assertion been, to the knowledge of the Company, proposed or threatened with respect to the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which the Company is the common parent). Neither the Company nor any of its Subsidiaries has any material liability for Taxes of any Person (other than Taxes of the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (other than pursuant to any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)), or otherwise.

(g) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, sharing or indemnity contract or arrangement (other than pursuant to any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)).

(h) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i) Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment under Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) by reason of a change in method of accounting or otherwise prior to the Closing, (ii) closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date outside the ordinary course of business, or (iv) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law).

(k) The Company is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation. Except as set forth on Schedule 4.12(k) of the Company Disclosure Letter, each of the Company’s Subsidiaries is, and has been since its formation, properly classified for U.S. federal income tax purposes as either a partnership or an entity disregarded as separate from its owner.

(l) The Company is not an “investment company” within the meaning of Section 368(a)(2)(F)(iii) of the Code.

4.13 Litigation. There is no (i) Proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of the Company or any of its Subsidiaries in such individual’s capacity as such, or (ii) outstanding judgment, order, injunction, rule or decree of any Governmental Entity in each case other than as would not (if, with respect to clause (i), determined adversely to the Company or its applicable Subsidiaries), individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

4.14 Intellectual Property.

(a) The Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) To the knowledge of the Company, the use of the Company’s Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets owned, used, or held for use by the Company or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries; (ii) have not malfunctioned or failed within the past three years and (iii) to the knowledge of the Company, are free from any malicious code.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by the Company or its Subsidiaries; and (ii) to the knowledge of the Company, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by the Company or its Subsidiaries.

4.15 Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries have good, valid and defensible title to all real property owned by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary of the Company (collectively, including the improvements thereon, the “Company Leased Real Property”) free and clear of all Encumbrances, except Permitted Encumbrances, (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Leased Real Property (each, a “Company Real Property Lease”) is in full force and effect and is valid and enforceable against the Company or such Subsidiary and, to the knowledge of the Company, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default under any Company Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company’s Oil and Gas Properties, the Company Owned Real Property or the Company Leased Real Property.

4.16 Rights-of-Way. Each of the Company and its Subsidiaries has such Consents, easements, rights-of-way, permits and licenses from each Person (collectively, the “Company Rights-of-Way”) as are sufficient to conduct its business as presently conducted in the ordinary course, except for such Company Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Company Rights-of-Way and conduct their business in a manner that does not violate any of the Company Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Company Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are located on or are subject to valid Company Rights-of-Way, or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Company Rights-of-Way) in the Company Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.17 Oil and Gas Matters.

(a) Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of (A) the reserve report prepared by William M. Cobb & Associates, Inc. (in such capacity, the “Company Independent Petroleum Engineers”) relating to the Oil and Gas Properties referred to therein as of December 31, 2020, as updated and supplemented to reflect the acquisition of Michael Merger Sub LLC (successor to Mid-Con Energy Partners, LP) and its subsidiaries (collectively, “Mid-Con”) and the Oil and Gas Properties held by Mid-Con as of December 31, 2020 (the “Independent Company Reserve Report”) and (B) the reserve report prepared by Grizzly relating to and covering the Oil and Gas Properties acquired by the Company and/or its Subsidiaries from Grizzly Operating, LLC (“Grizzly” and such Oil and Gas

Properties, the “Grizzly Oil and Gas Properties”), with such reserve estimates being as of December 31, 2020 (the “Grizzly Reserve Report” and collectively with the Independent Company Reserve Report, the “Company Reserve Reports”), (ii) reflected in the Company Reserve Reports or in the Company SEC Documents as having been sold or otherwise disposed of by the Company and/or its Subsidiaries (other than permitted sales or dispositions after the date hereof in accordance with Section 6.1(b)(v)), or (iii) Oil and Gas Leases that have expired or terminated in accordance with the terms thereof on a date on or after the date hereof and as set forth on Schedule 4.17(a) of the Company Disclosure Letter, the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Reports and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. The Company Reserve Reports reflect and include all Oil and Gas Properties held or owned by the Company and/or its Subsidiaries after giving effect to the acquisition of Mid-Con and the Grizzly Oil and Gas Properties. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one or more of its Subsidiaries’, as applicable, record and/or beneficial title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles the Company (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Reports of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties except, in each case, for (x) any decreases in connection with those operations in which the Company or any of its Subsidiaries may elect after the date hereof to be a non-consenting co-owner, (y) any decreases resulting from the establishment or amendment, after the date hereof, of pools or units, and (z) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Reports for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Company Reserve Reports for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by (i) the Company to the Company’s Independent Petroleum Engineers relating to the Company interests referred to in the Independent Company Reserve Report, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Independent Company Reserve Report was, as of the time provided, accurate and (ii) Grizzly relating to the Company interests referred to in the Grizzly Reserve Report, by or on behalf of Grizzly and its affiliates that was material to

Grizzly’s estimates of proved oil and gas reserves attributable to the Grizzly Oil and Gas Properties in connection with the preparation of the Grizzly Reserve Report was, as of the time provided, accurate. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company and its Subsidiaries (A) set forth in the Independent Company Reserve Report are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect the oil and gas reserves of the Company (other than the oil and gas reserves attributable to the Grizzly Oil and Gas Properties) at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved and (B) set forth in the Grizzly Reserve Report are derived from reports that have been prepared by or on behalf of Grizzly, and such reserve estimates fairly reflect the oil and gas reserves of the Grizzly Oil and Gas Properties at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business, (y) which are being held in suspense by the Company or its Subsidiaries in accordance with applicable Law, or (z) the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established) and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) All of the Wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable contracts entered into by the Company or any of its Subsidiaries related to such Wells and in accordance with applicable Law and the Company Permits, and all drilling and completion (and plugging and abandonment) of such Wells and all related development, production and other operations have been conducted in compliance with all such applicable Oil and Gas Lease(s), contracts and applicable Law and the Company Permits except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions.

(g) Following the consummation of the Transactions, all bonds or other financial assurances held by the Company or its Subsidiaries or issued for the benefit of any thereof that are required for the Company or such Subsidiaries to own and operate the Oil and Gas Properties that it currently owns and operates will remain in place for the benefit of the Surviving Corporation or the Surviving Entity.

4.18 Environmental Matters.

(a) The Company and its Subsidiaries and their respective operations and assets are, and for the past three years have been, in compliance in all material respects with Environmental Laws, which compliance includes, and for the past three years has included, obtaining, maintaining and complying in all material respects with all of the Company’s Permits required under Environmental Law for their respective operations and occupancy of any real property.

(b) The Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened material Proceedings under Environmental Laws. Neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding material judgment, order, injunction, rule or decree of any Governmental Entity issued under or in relation to Environmental Law.

(c) There have been no Releases of Hazardous Materials by the Company or its Subsidiaries or, to the Company’s knowledge, any other Person at any property currently or, to the Company’s knowledge, formerly owned, operated or otherwise used by the Company or any of its Subsidiaries, or, to the Company’s knowledge, by any predecessors of the Company or any Subsidiary of the Company, which Releases have resulted or would result in material liability to the Company or its Subsidiaries under Environmental Law, and, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice, the subject matter of which is unresolved, asserting a material violation of, or material liability or obligation under, any Environmental Laws, including with respect to the investigation, remediation, removal, or monitoring of the Release or threatened Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Company or its Subsidiaries, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling.

(d) The Company and its Subsidiaries have not (i) generated, treated, stored, arranged for the disposal of, manufactured, distributed, or, to the Company’s knowledge, exposed any Person to any Hazardous Materials, so as to result in material liability to the Company or its Subsidiaries under Environmental Law, or (ii) assumed, provided an indemnity (excluding reasonable customary indemnities in master services agreements) with respect to or otherwise become subject to any such material outstanding liability of any other Person under Environmental Laws.

(e) There have been no written reports of non-privileged environmental investigations, studies, site assessments, reviews, or audits that are in the possession or reasonable control of the Company or its Subsidiaries addressing material or potentially material environmental matters with respect to any of their operations or any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Isla.

Except for the representations and warranties contained in Section 4.5, Section 4.6 and Section 4.7, this Section 4.18 contains the sole and exclusive representations and warranties of the Company with respect to Environmental Laws and Hazardous Materials.

4.19 Material Contracts.

(a) Schedule 4.19(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the following to which the Company or any of its Subsidiaries is party or by which any of their respective assets are bound:

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $2,500,000 or aggregate payments in excess of $5,000,000;

(iii) each contract relating to Indebtedness or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset), other than agreements solely between or among the Company and its Subsidiaries or those involving an amount of Indebtedness or deferred purchase price, individually or in the aggregate, of no more than $10,000,000;

(iv) any acquisition or divestiture contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Reports), that would reasonably be expected to result in aggregate payments in excess of $10,000,000;

(v) each contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $2,500,000 in any calendar year or aggregate payments in excess of $5,000,000 that are not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 60 days, other than contracts related to drilling rigs;

(vi) each contract that is a non-competition contract or other contract that (A) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Merger Effective Time, New PubCo or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business (including any contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision), (B) could require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Merger Effective Time, New PubCo or its Subsidiaries) or (C) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets;

(vii) each contract involving the pending acquisition or sale of (or option to purchase or sell), or swap or exchange of, any Oil and Gas Properties of the Company or its Subsidiaries for consideration in excess of $10,000,000, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(viii) each contract for any Derivative Transaction;

(ix) each collective bargaining agreement or other labor-related contract with a labor union, works council, or other labor organization;

(x) each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company;

(xi) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring the Company or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $5,000,000 in the aggregate during the 12-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xii) each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $120,000;

(xiii) any Hydrocarbon purchase and sale, marketing, transportation, gathering, processing, storage or similar contract that is not terminable without penalty upon 30 days’ notice or less and that (A) involves the transportation, gathering, processing, purchase, sale or storage of more than 25 MMcf of gaseous Hydrocarbons per day, or 2,000 barrels of liquid Hydrocarbons per day, or (B) provides for an acreage dedication in excess of 2,500 gross surface acres, or (C) that could reasonably be expected to result in the payment by the Company or any of its Subsidiaries of an amount in excess of $5,000,000 over the remaining term of such agreement;

(xiv) any contract not entered into in the ordinary course of business that is a water rights agreement or disposal agreement or relates to the sourcing, transportation or disposal of water (including brine water and flowback water) produced from, or used in connection with the Oil and Gas Properties of the Company and its Subsidiaries, in each case, that (A) is not terminable without penalty upon 30 days’ notice or less, (B) provides for an acreage dedication in excess of 2,500 gross surface acres or (C) that could reasonably be expected to result in the payment by the Company or any of its Subsidiaries of an amount in excess of $1,000,000 over the remaining term of such agreement;

(xv) any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes of any Hydrocarbons, water or any other product of the Company or any of its Subsidiaries that has a remaining term of greater than 60 days and does not allow the Company or such Subsidiary to terminate it without penalty to the Company or such Subsidiary within 60 days;

(xvi) any contract with any Governmental Entity (other than the Company Permits, Oil and Gas Leases, joint operating agreements or unit agreements);

(xvii) any contract that obligates the Company or any of its Subsidiaries to make any future capital commitment, loan or expenditure in an amount in excess of $10,000,000, other than customary joint operating agreements, unit operating agreements or continuous development obligations under Oil and Gas Leases;

(xviii) each contract for any Company Related Party Transaction; or

(xix) each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole.

(b) Collectively, the contracts set forth in Section 4.19(a) are herein referred to as the “Company Contracts.” A complete and correct copy of each of the Company Contracts has been made available to Isla. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and (ii) no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, any other party thereto. There are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.20 Derivative Transactions.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no current or ongoing breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c) Schedule 4.20(c) of the Company Disclosure Letter lists, as of the date of this Agreement, all Derivative Transactions to which the Company or any of its Subsidiaries is a party.

4.21 Insurance. Set forth on Schedule 4.21 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Isla. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except has not had and as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

4.22 Opinion of Financial Advisor. The Company Board has received the opinion of Jefferies LLC addressed to the Company Board to the effect that, based upon and subject to the limitations, qualifications and assumptions set forth therein, as of the date of the opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of Eligible Shares (other than Independence, L Merger Sub, C Merger Sub and their respective affiliates). A copy of such opinion will be provided (solely for informational purposes) by the Company to Isla promptly following the execution of this Agreement (it being agreed that such opinion is for the benefit of the Company Board and may not be relied upon by the Isla Parties or any other Person).

4.23 Brokers. Except for the fees and expenses payable to Jefferies LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.24 Related Party Transactions. Schedule 4.24 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries (excluding employment compensation and benefits payable thereto or other items related to employment thereof by the Company or such

Subsidiary), (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of the Company or any of its Subsidiaries whose status as a 5% holder is known to the Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the knowledge of the Company) is a party to any actual or proposed loan, lease or other contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of the Company or any of its Subsidiaries (each of the foregoing, a “Company Related Party Transaction”).

4.25 Regulatory Matters.

(a) The Company is not (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline systems and related facilities constituting the Company’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

4.26 Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.21, subject to the Company Stockholder Approval, the approval of the Company Board of this Agreement and the Merger represents all the action necessary to conform to or render inapplicable to the Merger any Takeover Law (including Title 2, Chapter 21, Subchapter M of the TBOC) or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the shares of Company Common Stock, this Agreement, the Designated Stockholder Voting Agreements or the Transactions.

4.27 No Rights Plan. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound.

4.28 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to the Isla Parties or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to the Isla Parties or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of the Isla Parties or any other Person has made or is making any representations or warranties relating to Isla or any of its Subsidiaries or Affiliates whatsoever, express or implied, beyond those expressly given in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Isla furnished or made available to the Company, or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE ISLA PARTIES

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Isla Parties to the Company on or prior to the date of this Agreement (the “Isla Disclosure Letter”), it being agreed that the disclosure of any information in a particular section or subsection of the Isla Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on its face, the Isla Parties represents and warrants to the Company as follows:

5.1 Organization, Standing and Power. Each of Isla and its Subsidiaries (including New PubCo, C Merger Sub and L Merger Sub) is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, other than in the case of Isla’s Subsidiaries (other than those Subsidiaries that are Isla Parties), where the failure to be so organized or, in the case of Isla or its Subsidiaries, to have such power, authority or standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Isla and its Subsidiaries, taken as a whole (an “Isla Material Adverse Effect”). Each of Isla and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect. Each of New PubCo, OpCo, C Merger Sub, L Merger Sub and each of their respective Subsidiaries has heretofore made available to the Company complete and correct copies of its Organizational Documents, each as amended prior to the execution of this Agreement, and each as made available to the Company is in full force and effect, and neither Isla nor any of its Subsidiaries is in violation of any of the provisions of its Organizational Documents.

5.2 Capital Structure.

(a) Schedule 5.2(a)-I of the Isla Disclosure Letter sets forth 100% of the issued and outstanding equity interests in each of the Isla Parties, in each case, as of the date hereof, and in each case, the holder thereof as of the date hereof. Schedule 5.2(a)-II of the Isla Disclosure Letter sets forth each Subsidiary of Isla. Except as set forth on Schedule 5.2(a)-III of the Isla Disclosure Letter, as of the date hereof, (i) Isla owns all of the outstanding equity interests in OpCo, (ii) Isla and the Series I Preferred Stockholder collectively own all of the outstanding equity interests in New PubCo, (iii) New PubCo owns all of the outstanding equity interests in each of C Merger Sub and L Merger Sub and (iv) OpCo owns, directly or indirectly, all of the equity interests in each of its Subsidiaries.

(b) All of the equity interests in Isla and its Subsidiaries have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The New PubCo Class A Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable, free and clear of all Encumbrances, and not subject to preemptive rights. All outstanding equity interests in Isla and its Subsidiaries have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including any applicable Isla Plan and the applicable Organizational Documents). As of the close of business on the Measurement Date, except as set forth on Schedule 5.2(b)(i) of the Isla Disclosure Letter, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Isla or any of its Subsidiaries any capital stock of Isla or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for capital stock of Isla or any of its Subsidiaries (which Schedule 5.2(b)(i) of the Isla Disclosure Letter shall also set forth, with respect to any such options, warrants or other such rights, the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding equity interests of the Subsidiaries of Isla are free and clear of all Encumbrances. Except as set forth in this Section 5.2 or, Schedule 5.2(b)(i) of the Isla Disclosure Letter, there are outstanding: (A) no Voting Debt of any of the Isla Parties, (B) no securities of any of the Isla Parties convertible into or exchangeable or exercisable for shares of voting stock, Voting Debt or other voting securities of the Isla Parties and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Isla or any of its Subsidiaries is a party or by which it is bound in any case obligating Isla or such Subsidiary to issue, deliver, sell, purchase, grant, redeem or acquire, or cause to be issued, delivered, sold, purchased, granted, redeemed or acquired, additional shares voting stock, any Voting Debt or other voting securities of Isla or any of its Subsidiaries, or obligating Isla or any Subsidiary of Isla to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which Isla or any of its Subsidiaries is a party or by which it is bound relating to the voting of any equity interest of Isla or any of its Subsidiaries. As of the date of this Agreement, neither Isla nor any of its Subsidiaries has any (1) equity securities or other similar equity interests in any Person, or (2) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than Isla, its Subsidiaries and its investments listed on Schedule 5.2(b)(ii) of the Isla Disclosure Letter.

5.3 Authority; No Violations; Consents and Approvals.

(a) Each Isla Party has all requisite organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Isla Parties and the consummation by the Isla Parties of the Transactions have been duly authorized by all necessary corporate action on the part of each Isla Party (other than the adoption of this Agreement by Isla, whose adoption is the sole adoption required by the stockholders of New PubCo, and New PubCo as the sole stockholder of C Merger Sub, and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Texas and the Office of the Secretary of State of the State of Delaware and the filing of the LLC Certificate of Merger with the Office of the Secretary of State of the State of Delaware). This Agreement has been duly executed and delivered by each Isla Party, and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of the foregoing, enforceable against each such Person in accordance with its terms, subject, as to enforceability, to Creditors’ Rights. The C Merger Sub Board has (A) determined that this Agreement and the Transactions, including the Merger and the LLC Merger, are fair to, and in the best interests of, C Merger Sub and the sole stockholder of C Merger Sub and (B) approved and declared advisable this Agreement and the Transactions, including the Merger and the LLC Merger. The New PubCo Board has (1) determined that this Agreement and the Transactions are fair to, and in the best interests of, New PubCo and the stockholders of New PubCo, (2) approved and declared advisable this Agreement and the Transactions, and (3) on behalf of New Pubco, in its capacity as the sole member of L Merger Sub, has approved and declared advisable and adopted this Agreement and the Transactions on behalf of L Merger Sub. The Board of Directors of Isla, acting in accordance with the Isla Organizational Documents, has (1) determined that this Agreement and the Transactions are fair to, and in the best interests of, Isla and the holders of equity interests of Isla, (2) approved and declared advisable this Agreement and the Transactions, and (3) on behalf of Isla, in its capacity as the sole member of OpCo, has approved and declared advisable and has adopted this Agreement and the Transactions on behalf of OpCo. Isla, as the sole stockholder of New PubCo that has any voting or approval rights with respect to New PubCo’s execution and delivery of this Agreement and consummation of the Transactions contemplated hereby (other than board designation rights contemplated by the draft Board Letter Agreement shared among the Parties, which rights were granted in accordance with, and do not require the approval or consent of Isla under, the Organizational Documents of New PubCo), and New PubCo, as the owner of all of the outstanding shares of capital stock of C Merger Sub, will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of New PubCo or C Merger Sub, as applicable. The approvals described in this Section 5.3 are the sole approvals and affirmative votes necessary on the part of any shareholders or other holders of equity interests in any of the Isla Parties to approve and adopt this Agreement and the Transactions pursuant to the Organizational Documents thereof and applicable Law, and true, complete and correct copies thereof have been (or, in the case of the approvals to be obtained immediately after the execution of this Agreement, will be) delivered to the Company.

(b) The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Isla or any of its Subsidiaries (assuming that the approvals referenced in Section 5.3(a) are obtained), (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Isla or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Isla or any of its Subsidiaries is a party or by which Isla or any of its Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the approvals referenced in Section 5.3(a)) have been obtained, contravene, conflict with or result in a violation of any Law applicable to Isla or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect. Except as set forth in Schedule 5.3(b) of the Isla Disclosure Letter, none of Isla, any of its Subsidiaries, any of its shareholders or the Series I Preferred Stockholder is party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the New PubCo Board.

5.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by Isla or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Isla Parties or the consummation by the Isla Parties of the Transactions, except for: (a) the filing of a premerger notification report by Isla (or its ultimate parent) under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of the Registration Statement and the Proxy Statement/Prospectus, any other reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Texas and the Office of the Secretary of State of the State of Delaware and the filing of the LLC Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE and NYSE American, as applicable; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect.

5.5 Financial Statements. Schedule 5.5 of the Isla Disclosure Letter sets forth true, correct and complete copies of (i) an audited consolidated balance sheet of Isla as of December 31, 2020, and the related income statement and statement of cash flows for the year then ended (collectively, the “Isla Year End Financial Statements”), (ii) an unaudited consolidated balance sheet of Isla as of March 31, 2021, and the related income statement and statement of cash flows for the three months then ended (collectively, the “Isla Interim Financial Statements” and together with the Isla Year End Financial Statements, the “Isla Financial Statements”). The Isla Financial Statements (a) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (b) fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosures and other presentation items customarily included in audited financial statements) the financial position of Isla and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Isla and its consolidated Subsidiaries for the periods presented therein, and (iii) were derived from the books and records of Isla and its Subsidiaries, which books and records (x) are accurate, complete and correct in all material respects, (y) represent actual, bona fide transactions and (z) have been prepared and maintained in all material respects in accordance with sound business and accounting practices for similarly situated private companies.

5.6 Absence of Certain Changes or Events.

(a) Since December 31, 2020 through the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have an Isla Material Adverse Effect.

(b) From December 31, 2020 through the date of this Agreement:

(i) Isla and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects, except for any commercially reasonable actions taken, or omitted to be taken, by the Company or any of its Subsidiaries in connection with COVID-19 or any COVID-19 Measures;

(ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Isla and its Subsidiaries, including the Oil and Gas Properties of Isla and its Subsidiaries, whether or not covered by insurance; and

(iii) neither Isla nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without the Company’s prior written consent) have constituted a breach of any of the covenants set forth in Section 6.2(b)(i),(iv), (v), (vi), (vii), (x), (xi), (xii), (xvi), or (xvii) (solely as it relates to the foregoing clauses 6.2(b)(i), (iv), (v), (vi), (vii), (x), (xi), (xii), (xvi) or (xvii)).

5.7 No Undisclosed Material Liabilities. There are no liabilities of Isla or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet included in the Isla Year End Financial Statements (including the notes thereto); (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to December 31, 2020 (c) liabilities which individually, and in the aggregate, have not had and would not reasonably be expected to have an Isla Material Adverse Effect, (d) liabilities incurred after the date of this Agreement permitted to be incurred pursuant to Section 6.2(b)(x), and (e) Section 6.2(b)(x) liabilities incurred in connection with the Transactions.

5.8 Information Supplied. None of the information supplied or to be supplied by Isla for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement/Prospectus will, at the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Registration Statement and Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder; provided, however, that no representation is made by Isla with respect to statements made therein based on information supplied by the Company of any of its Subsidiaries specifically for inclusion or incorporation by reference therein.

5.9 Isla Permits; Compliance with Applicable Law.

(a) Isla and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Isla Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold any such Isla Permit or make such a payment has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect. All of the Isla Permits are in full force and effect and no suspension or cancellation of any of the Isla Permits is pending or, to the knowledge of Isla, threatened, and Isla and its Subsidiaries are in compliance with the terms of the Isla Permits, except where the failure to be in full force and effect or failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect.

(b) The businesses of Isla and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect. To the knowledge of Isla, no investigation or review by any Governmental Entity with respect to Isla or any of its Subsidiaries is pending or threatened, other than those the outcome of which have not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect.

5.10 Compensation; Benefits.

(a) Set forth on Schedule 5.10(a) of the Isla Disclosure Letter is a list of all material Isla Plans. Each Isla Plan has been established, administered, operated, funded and maintained in material compliance with its terms and in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(b) There are no material Proceedings pending (other than routine claims for benefits) or, to the knowledge of Isla, threatened against, or with respect to, any of the Isla Plans.

(c) All material contributions required to be made by Isla or any of its Subsidiaries to the Isla Plans pursuant to their terms or applicable Law have been timely made.

(d) Each Isla Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and has received a favorable determination letter (or in the case of a master or prototype plan, a favorable opinion or advisory letter) as to its qualification under the Code and nothing has occurred, whether by action or failure to act, that could reasonably be expected to adversely affect the qualification of such Isla Plan. With respect to each Isla Plan, neither Isla nor any of its Subsidiaries, or, to the knowledge of Isla, any other Person, has engaged in a transaction in connection with which Isla or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that would be material. Isla and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(e) Neither Isla nor any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to (or has in the last six years sponsored, maintained, contributed to or had an obligation to contribute to), or has any current or contingent liability or obligation under or with respect to, and no Isla Plan is: (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 or 4971 of the Code or (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

(f) Except as set forth on Schedule 5.10(f) of the Isla Disclosure Letter, other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law, no Isla Plan provides any retiree or post-employment or post-service medical or life insurance benefits to any Person, and neither Isla nor any of its Subsidiaries has any obligation to provide such benefits.

(g) Except as set forth on Schedule 5.10(g) of the Isla Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any current or former Isla employee, director or other service provider of Isla or any of its Subsidiaries to severance pay, any increase in severance pay or any other payment; (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former Isla employee, director or other service provider of Isla or any of its Subsidiaries; (iii) directly or indirectly cause or require Isla to transfer or set aside any amount of assets to fund any benefits under any Isla Plan; or (iv) limit or restrict the right to amend, terminate or transfer the assets of any Isla Plan on or following the Merger Effective Time.

(h) Neither Isla nor any of its Subsidiaries has any obligation to provide, and no Isla Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A, Section 280G or Section 4999 of the Code.

(i) Each Isla Plan or any other agreement, arrangement, or plan of Isla or any of its Subsidiaries that constitutes, in any part, a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(j) No Isla Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of Isla or any of its Subsidiaries who reside or perform services primarily outside of the United States.

5.11 Labor Matters.

(a) (i) Neither Isla nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement with, and no employee of Isla or any of its Subsidiaries is represented by, any labor union, works council or similar representative of employees, (ii) there is no pending or, to the knowledge of Isla, threatened union representation petition involving employees of Isla or any of its Subsidiaries, and (iii) Isla does not have knowledge of any activity or Proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees since the Applicable Date.

(b) There is, and since the Applicable Date there has been, no strike, labor dispute, slowdown, work stoppage or lockout or other labor disturbance pending, or, to the knowledge of Isla, threatened, against or involving Isla or any of its Subsidiaries.

(c) Except as has not had, and would not be reasonably expected to have, individually or in the aggregate, an Isla Material Adverse Effect, Isla and its Subsidiaries are, and since January 1, 2019 have been, in compliance with all applicable Laws respecting labor, employment and employment practices (including all such Laws regarding wages and hours, classification of employees and contractors, anti-discrimination, anti-retaliation, recordkeeping, employee leave, Tax withholding and reporting, immigration and employee safety), and there are no material Proceedings pending or, to the knowledge of Isla, threatened against Isla or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, including any such Proceedings alleging breach of any express or implied contract of employment, wrongful termination of employment, failure to pay required wages, failure to satisfy employment-related leave or recordkeeping requirements, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. Since January 1, 2019, neither Isla nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct any investigation with respect to Isla or any of its Subsidiaries, in each case, which investigation would be reasonably expected to have, individually or in the aggregate, an Isla Material Adverse Effect.

5.12 Taxes.

(a) All U.S. federal income and other material Tax Returns required to be filed by Isla or any of its Subsidiaries have been duly and timely filed (taking into account extensions of time for filing), and all such Tax Returns are true, correct and complete in all material respects. All material Taxes that are due and payable by Isla or any of its Subsidiaries have been timely paid in full.

(b) There are no Encumbrances for material Taxes on any of the assets of Isla or any of its Subsidiaries, except for Permitted Encumbrances for Taxes not yet delinquent.

(c) Neither Isla nor any of its Subsidiaries has granted any currently effective extension or waiver of the limitation period with respect to the assessment or collection of any Tax.

(d) There is no outstanding claim, assessment, deficiency, audit, examination, investigation or litigation in respect of a material amount of Taxes or material Tax matters against Isla or any of its Subsidiaries that has been asserted in writing by any Governmental Entity. There are no Proceedings with respect to Taxes pending or, to the knowledge of Isla, proposed or threatened against Isla and its Subsidiaries or with respect to the assets of Isla and its Subsidiaries.

(e) No written claim has been made by any Taxing Authority in a jurisdiction where Isla or any of its Subsidiaries does not currently file a Tax Return that it is or may be subject to any material Tax in such jurisdiction, nor has any such assertion been, to the knowledge of Isla, proposed or threatened with respect to Isla or any of its Subsidiaries.

(f) Neither Isla nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which Isla is the common parent). Neither Isla nor any of its Subsidiaries has any material liability for Taxes of any Person (other than Taxes of Isla or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (other than pursuant to any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)), or otherwise.

(g) Neither Isla nor any of its Subsidiaries is a party to any material Tax allocation, sharing or indemnity contract or arrangement (other than pursuant to any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)).

(h) Neither Isla nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i) Neither Isla nor any of its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deduction from, taxable income in any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) adjustment under Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) by reason of a change in method of accounting or otherwise prior to the Closing, (ii) closing agreement within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), installment sale or open transaction disposition made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date outside the ordinary course of business, or (iv) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law).

(j) Isla is, and has been since formation, properly classified for U.S. federal income tax purposes as either a partnership or an entity disregarded as separate from its owner. Except as set forth on Schedule 5.12(j) of Isla Disclosure Letter, each of Isla’s Subsidiaries is, and has been since its formation, properly classified for U.S. federal income tax purposes as either a partnership or an entity disregarded as separate from its owner.

(k) Isla is not an “investment company” within the meaning of Section 721(b) of the Code.

5.13 Litigation. There is no (i) Proceeding pending or, to the knowledge of Isla, threatened against or affecting the Isla or any of its Subsidiaries, any of their respective properties or assets, or any present or former officer, director or employee of Isla or its Subsidiaries in such individual’s capacity as such, or (ii) outstanding judgment, order, injunction, rule or decree of any Governmental Entity in each case other than as would not (if, with respect to clause (i), determined adversely to Isla or its applicable Subsidiaries), individually or in the aggregate, have or reasonably be expected to have an Isla Material Adverse Effect.

5.14 Intellectual Property.

(a) Isla and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Isla and its Subsidiaries as presently conducted (collectively, the “Isla Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect.

(b) To the knowledge of Isla, the use of the Isla Intellectual Property by Isla and its Subsidiaries in the operation of the business of Isla and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect.

(c) Isla and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of Isla and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect, the IT Assets owned, used, or held for use by Isla or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of Isla and its Subsidiaries (ii) have not malfunctioned or failed within the past three years and (iii) to the knowledge of Isla, are free from any malicious code.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect (i) Isla and each of its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by Isla and its Subsidiaries; and (ii) to the knowledge of Isla, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by Isla or its Subsidiaries.

5.15 Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Isla’s Oil and Gas Properties, (a) Isla and its Subsidiaries have good, valid and defensible title to all real property owned by Isla or any of its Subsidiaries (collectively, the “Isla Owned Real Property”) and valid leasehold estates in all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by Isla or any of its Subsidiaries (collectively, including the improvements thereon, the “Isla Leased Real Property”) free and clear of all

Encumbrances, except Permitted Encumbrances, (b) each agreement under which Isla or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Isla Leased Real Property (each, a “Isla Real Property Lease”) is in full force and effect and is valid and enforceable against Isla or any of its applicable Subsidiary and, to the knowledge of Isla, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Isla nor any of its Subsidiaries, or to the knowledge of Isla, any other party thereto, has received written notice of any default under any Isla Real Property Lease, and (c) as of the date of this Agreement, there does not exist any pending or, to the knowledge of Isla, threatened, condemnation or eminent domain Proceedings that affect any of Isla’s Oil and Gas Properties, Isla Owned Real Property or Isla Leased Real Property.

5.16 Oil and Gas Matters.

(a) Except as has not had and would not reasonably be expected to have an Isla Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date of the reserve reports prepared by Haas Petroleum Engineering Services, Inc., Cawley, Gillespie & Associates, Inc. and Netherland Sewell & Associates, Inc. (in such capacity, the “Isla Independent Petroleum Engineers”) relating to Isla’s or its Subsidiaries’ interests referred to therein as of December 31, 2020 (the “Isla Reserve Reports”), (ii) reflected in the Isla Reserve Reports as having been sold or otherwise disposed of (other than permitted sales or dispositions after the date hereof in accordance with Section 6.2(b)(v)), or (iii) Oil and Gas Leases that have expired or terminated in accordance with the terms thereof on a date on or after the date hereof and as set forth on Schedule 5.16(a) of the Isla Disclosure Letter, Isla and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Isla Reserve Reports and in each case as attributable to interests owned by Isla and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Isla’s or one or more of its Subsidiaries’, as applicable, record and/or beneficial title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) (1) entitles Isla or one or more of its Subsidiaries, as applicable, to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Isla Reserve Reports of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties except, in each case, for (x) any decreases in connection with those operations in which Isla or any of its Subsidiaries may elect after the date hereof to be a non-consenting co-owner, (y) any decreases resulting from the establishment or amendment, after the date hereof, of pools or units, and (z) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, (2) obligates Isla or one or more of its Subsidiaries, as applicable, to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Isla Reserve Reports for such Oil and Gas Properties (other than any positive difference between such actual percentage and the applicable working interest shown on the Isla Reserve Reports for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties) and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Isla Material Adverse Effect, the factual, non-interpretive data supplied by Isla to the Isla Independent Petroleum Engineers relating to Isla’s and its Subsidiaries’ interests referred to in the Isla Reserve Reports, by or on behalf of Isla or its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Isla and its Subsidiaries in connection with the preparation of the Isla Reserve Reports was, as of the time provided, accurate in all material respects. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have an Isla Material Adverse Effect, the oil and gas reserve estimates of Isla and its Subsidiaries set forth in the Isla Reserve Reports are derived from reports that have been prepared by the Isla Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all material respects, the oil and gas reserves of Isla and its Subsidiaries at the dates indicated therein and are in accordance in all material respects with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no material adverse change in respect of the matters addressed in the Isla Reserve Reports that, individually or in the aggregate, has had or would reasonably be expected to have an Isla Material Adverse Effect.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Isla or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business (other than any such Production Burdens (x) as are being currently paid prior to delinquency in the ordinary course of business, (y) which are being held in suspense by Isla or any of its Subsidiaries in accordance with applicable Law, or (z) the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established) and (iii) neither Isla nor any of its Subsidiaries (and, to the Isla’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Isla or any of its Subsidiaries.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Isla and its Subsidiaries are being received by them in a timely manner and are not being held in suspense (by Isla, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions for recently drilled Wells.

(e) All of the Wells located on the Oil and Gas Leases of Isla and its Subsidiaries or otherwise associated with an Oil and Gas Property of Isla or any of its Subsidiaries have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable contracts entered into by Isla or its Subsidiaries related to such Wells and in accordance with applicable Law and Isla Permits, and all drilling and completion (and plugging and abandonment) of such Wells and all related development, production and other operations have been conducted in compliance with all such applicable Oil and Gas Lease(s), contracts and applicable Law and Isla Permits except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect, none of the Oil and Gas Properties of Isla or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions.

(g) Following the consummation of the Transactions, all bonds or other financial assurances held by Isla or its Subsidiaries or issued for the benefit of any thereof that are required for Isla or such Subsidiaries to own and operate the Oil and Gas Properties that it currently owns and operates will remain in place for the benefit of the Surviving Corporation or the Surviving Entity.

5.17 Environmental Matters.

(a) Isla and its Subsidiaries and their respective operations and assets are, and for the past three years have been, in compliance in all material respects with Environmental Laws, which compliance includes, and for the past three years has included, obtaining, maintaining and complying in all material respects with all Isla Permits required under Environmental Law for their respective operations and occupancy of any real property.

(b) Isla and its Subsidiaries are not subject to any pending or, to Isla’s knowledge, threatened material Proceedings under Environmental Laws. Neither Isla nor any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding material judgment, order, injunction, rule or decree of any Governmental Entity issued under or in relation to Environmental Law.

(c) There have been no Releases of Hazardous Materials by Isla or its Subsidiaries or, to Isla’s knowledge, any other Person at any property currently or, to Isla’s knowledge, formerly owned, operated or otherwise used by Isla or its Subsidiaries, or, to Isla’s knowledge, by any predecessors of Isla or any of its Subsidiaries, which Releases have resulted or would result in material liability to Isla or any of its Subsidiaries under Environmental Law, and, as of the date of this Agreement, neither Isla nor any of its Subsidiaries has received any written notice, the subject matter of which is unresolved, asserting a material violation of, or material liability or obligation under, any Environmental Laws, including with respect to the investigation, remediation, removal, or monitoring of the Release or threatened Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by Isla or any of its Subsidiaries, or at or from any offsite location where Hazardous Materials from Isla’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling.

(d) Isla and its Subsidiaries have not (i) generated, treated, stored, arranged for the disposal of, manufactured, distributed, or, to Isla’s knowledge, exposed any Person to any Hazardous Materials, so as to result in material liability to Isla or its Subsidiaries under Environmental Law, or (ii) assumed, provided an indemnity (excluding reasonable customary indemnities in master services agreements) with respect to or otherwise become subject to any such material outstanding liability of any other Person under Environmental Laws.

(e) There have been no written reports of non-privileged environmental investigations, studies, site assessments, reviews, or audits that are in the possession or reasonable control of Isla or its Subsidiaries addressing material or potentially material environmental matters with respect to any of their operations or any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to the Company.

Except for the representations and warranties contained in Section 5.5, Section 5.6 and Section 5.7, this Section 5.17 contains the sole and exclusive representations and warranties of Isla with respect to Environmental Laws and Hazardous Materials.

5.18 Material Contracts.

(a) Schedule 5.18 of the Isla Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of the following to which Isla or any of its Subsidiaries is party or by which any of their respective assets are bound:

(i) each contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which Isla reasonably expects that Isla and its Subsidiaries will make annual payments in excess of $7,500,000 or aggregate payments in excess of $15,000,000;

(ii) each contract relating to Indebtedness or the deferred purchase price of property by Isla or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset), other than agreements solely between or among Isla and its Subsidiaries, or those involving an amount of Indebtedness or deferred purchase price, individually or in the aggregate, in excess of $30,000,000;

(iii) any acquisition or divestiture contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Isla set forth in the Isla Reserve Reports), that would reasonably be expected to result in aggregate payments in excess of $30,000,000;

(iv) each contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $7,500,000 in any calendar year or aggregate payments in excess of $15,000,000 that are not terminable without penalty or other liability to Isla or its Subsidiaries (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within 60 days, other than contracts related to drilling rigs;

(v) each contract that is a non-competition contract or other contract that (A) purports to limit in any material respect either the type of business in which Isla or its Subsidiaries (or, after the Merger Effective Time, New PubCo or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business (including any contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision), (B) could require the disposition of any material assets or line of business of Isla or its Subsidiaries (or, after the Merger Effective Time, New PubCo or its Subsidiaries) or (C) prohibits or limits the rights of Isla or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets;

(vi) each contract involving the pending acquisition or sale of (or option to purchase or sell), or swap or exchange of, any Oil and Gas Properties of Isla or its Subsidiaries for consideration in excess of $30,000,000, other than contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course of business;

(vii) each contract for any Derivative Transaction;

(viii) each collective bargaining agreement or other labor-related contract with a labor union, works council, or other labor organization;

(ix) each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of Isla or its Subsidiaries;

(x) each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar contract requiring Isla or any of its Subsidiaries to make expenditures that would reasonably be expected to be in excess of $15,000,000 in the aggregate during the 12-month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;

(xi) each agreement under which Isla or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $120,000;

(xii) any Hydrocarbon purchase and sale, marketing, transportation, gathering, processing, storage or similar contract that is not terminable without penalty upon 30 days’ notice or less and that (A) involves the transportation, gathering, processing, purchase, sale or storage of more than 75 MMcf of gaseous Hydrocarbons per day, or 6,000 barrels of liquid Hydrocarbons per day, or (B) provides for an acreage dedication in excess of 7,500 gross surface acres, or (C) that could reasonably be expected to result in the payment by Isla or any of its Subsidiaries of an amount in excess of $15,000,000 over the remaining term of such agreement;

(xiii) any contract not entered into in the ordinary course of business that is a water rights agreement or disposal agreement or relates to the sourcing, transportation or disposal of water (including brine water and flowback water) produced from, or used in connection with the Oil and Gas Properties of Isla and its Subsidiaries, in each case, that (A) is not terminable without penalty upon 30 days’ notice or less, (B) provides for an acreage dedication in excess of 2,500 gross surface acres or (C) that could reasonably be expected to result in the payment by Isla or any of its Subsidiaries of an amount in excess of $1,000,000 over the remaining term of such agreement;

(xiv) any contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes of Hydrocarbons, water or any other product of Isla or its Subsidiaries that has a remaining term of greater than 60 days and does not allow Isla or any of its Subsidiaries to terminate it without penalty to Isla or such Subsidiary within 60 days;

(xv) any contract with any Governmental Entity (other than the Isla Permits, Oil and Gas Leases, joint operating agreements and unit agreements);

(xvi) any contract that obligates Isla or any of its Subsidiaries to make any future capital commitment, loan or expenditure in an amount in excess of $10,000,000, other than customary joint operating agreements, unit operating agreements or continuous development obligations under Oil and Gas Leases;

(xvii) each contract for any Isla Related Party Transaction; and

(xviii) each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (a) any agreement in which such provision is solely for the benefit of the Isla or any of its Subsidiaries, (b) customary royalty pricing provisions in Oil and Gas Leases or (c) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of Isla or any of its Subsidiaries, to which Isla or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Isla and its Subsidiaries, taken as a whole.

(b) Collectively, the contracts set forth in Section 5.18(a) are herein referred to as the “Isla Contracts.” A complete and correct copy of each of the Isla Contracts has been made available to the Company. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect, each Isla Contract is legal, valid, binding and enforceable in accordance with its terms on Isla and each of its Subsidiary that is a party thereto and, to the knowledge of Isla, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect, (i) neither Isla nor any of its Subsidiaries is in breach or default under any Isla Contract nor, to the knowledge of Isla, is any other party to any such Isla Contract in breach or default thereunder, and (ii) no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Isla or its Subsidiaries, or, to the knowledge of Isla, any other party thereto. There are no disputes pending or, to the knowledge of Isla, threatened with respect to any Isla Contract and neither Isla nor any of its Subsidiaries has received any written notice of the intention of any other party to any Isla Contract to terminate for default, convenience or otherwise any Isla Contract, nor to the knowledge of Isla, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect.

5.19 Insurance. Set forth on Schedule 5.19 of the Isla Disclosure Letter is a true, correct and complete list of all material insurance policies held by Isla or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Isla Insurance Policies”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect:

(a) Each of Material Isla Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Isla;

(b) all premiums payable under the Material Isla Insurance Policies prior to the date of this Agreement have been duly paid to date and neither Isla nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Isla Insurance Policies; and

(c) as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Isla Insurance Policy.

5.20 Brokers. Except for the fees and expenses payable to Wells Fargo Securities, LLC, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Isla Parties.

5.21 Ownership of Company Capital Stock. Neither Isla nor any of its Subsidiaries own any shares of Company Capital Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Capital Stock).

5.22 Business Conduct. Since their respective inception, none of New PubCo, OpCo, C Merger Sub and L Merger Sub has engaged in any activity, or incurred any liabilities or obligations, in each case, other than such actions as were taken, and such liabilities and obligations as were incurred in the ordinary course of business solely in connection with: (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions (including the Pre-Signing Transactions).

5.23 Regulatory Matters.

(a) None of the Isla Parties is (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) All natural gas pipeline systems and related facilities constituting Isla’s and its Subsidiaries’ properties are (i) “gathering facilities” that are exempt from regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 and (ii) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

5.24 Rights-of-Way. Each of Isla and its Subsidiaries has such Consents, easements, rights-of-way, permits and licenses from each Person (collectively, the “Isla Rights-of-Way”, and together with the Company Rights-of-Way, the “Rights-of-Way”) as are sufficient to conduct its business as presently conducted in the ordinary course, except for such Isla Rights-of-Way the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect. Each of Isla and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Isla Rights-of-Way and conduct their business in a manner that does not violate any of the Isla Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Isla Rights-of-Way, except for such revocations, terminations and impairments that have not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect. All pipelines operated by Isla and its Subsidiaries are located on or are subject to valid Isla Rights-of-Way, or are located on real property owned or leased by Isla, and there are no gaps (including any gap arising as a result of any breach by Isla or any of its Subsidiaries of the terms of any Isla Rights-of-Way) in the Isla Rights-of-Way other than gaps that have not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect.

5.25 Derivative Transactions.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect, all Derivative Transactions entered into by Isla or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Isla and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, an Isla Material Adverse Effect, Isla and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no current or ongoing breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

(c) Schedule 5.25 of the Isla Disclosure Letter sets forth, as of the date of this Agreement, all Derivative Transactions to which the Isla or any of its Subsidiaries is a party, and summarizes, in all material respects, the outstanding positions under any Derivative Transaction of Isla and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Isla attributable to the production and marketing of Isla and its Subsidiaries, as of the dates reflected therein.

5.26 Related Party Transactions. Schedule 5.26 of the Isla Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of Isla or any of its Subsidiaries (excluding employment compensation and benefits payable thereto or other items related to employment thereof by Isla or such Subsidiary), (b) any direct or indirect holder of equity interests in Isla (including the Series I Preferred Stockholder) or the Series I Preferred Stockholder, or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other contract with or binding upon Isla or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by Isla or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of the Company or any of its Subsidiaries (each of the foregoing, an “Isla Related Party”, and each such transaction or arrangement, an “Isla Related Party Transaction”).

5.27 Certain Transactions.

(a) The Pre-Signing Transactions have been consummated as described in the Recitals to this Agreement and in accordance with the Organizational Documents of the parties thereto, and true, complete and correct copies of the formation documents and any other documents and agreements providing for such Pre-Signing Transactions have been provided to the Company or its Representatives prior to the date of this Agreement, which formation documents and other documents and agreements have not been amended, restated, modified, supplemented or terminated in any material respect.

(b) As of immediately prior to the Merger, on the Closing Date, the OpCo Recapitalization, the Distribution and the Isla Merger shall have been consummated as described in Sections 2.1, 2.2, and 2.3, respectively, and in accordance with the Organizational Documents of the parties thereto.

(c) As of immediately prior to the Closing, the Isla Management Agreement shall have be terminated in full, without any consideration becoming due and payable on the part of any party thereto as a result of such termination, and without any further liability or obligation on the part of either party thereto under the terms thereof. Such termination shall not have an Isla Material Adverse Effect.

5.28 Sufficient Funds. As of the Closing Date, New PubCo will have access to sufficient funds to pay to each holder (or administrative agent or other authorized representative of such holders) of Subject Indebtedness the aggregate amount necessary to fully satisfy all outstanding principal, interest, Debt Prepayment Expenses, and all outstanding fees, costs and expenses payable by the Company and its Subsidiaries in respect of such Subject Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter), pursuant to and in accordance with the Payoff Letters.

5.29 No Additional Representations.

(a) Except for the representations and warranties made in this Article V, neither Isla nor any other Person makes any express or implied representation or warranty with respect to Isla or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Isla Parties hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Isla nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Isla or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Isla in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Isla, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, Isla acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Isla, or any of its Representatives and that no Isla Party has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Isla acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Isla or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of Company Business Pending the Merger.

(a) Except (i) as set forth on Schedule 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement (including in connection with the Conversions), (iii) as may be required by applicable Law (including COVID-19 Measures), or (iv) otherwise consented to by Isla in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company covenants and agrees that, until the earlier of the Merger Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization and assets and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, lessors and others having significant business dealings with it of business in all material respects.

(b) Except as set forth on the corresponding subsection of Schedule 6.1(b) of the Company Disclosure Letter, as expressly permitted or required by this Agreement (including in connection with the Conversions), as may be required by applicable Law (including COVID-19 Measures) or otherwise consented to by Isla in writing (such consent not to be unreasonably withheld, conditioned or delayed), until the earlier of the Merger Effective Time and the termination of this Agreement pursuant to Article VIII the Company shall not, and shall not permit its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or another direct or indirect wholly owned Subsidiary of the Company; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, except as required by the terms of any capital stock or equity interest of a Subsidiary existing and disclosed to Isla as of the date hereof or in respect of any Company Restricted Stock Award, Company PSU Award or Company Stock Option Award outstanding as of the date hereof, or issued after the date hereof in accordance with this Agreement, in accordance with the terms of a Company Equity Plan and applicable award agreements;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the delivery of Company Common Stock upon the vesting or lapse of any restrictions on any Company Restricted Stock Awards or Company PSU Awards or the exercise of any Company Stock Option Award, in each case, outstanding on the date hereof or issued after the date hereof in accordance with Section 6.1(b)(ix)(C) of this Agreement, in accordance with the terms of a Company Equity Plan and applicable award agreements; and (B) issuances by a wholly owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company;

(iii) amend or propose to amend the Company’s Organizational Documents or amend or propose to amend the Organizational Documents of any of the Company’s Subsidiaries (other than ministerial changes);

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than between wholly owned Subsidiaries of the Company or (B) acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), (1) any business or any corporation, partnership, association or other business organization or division thereof for which the consideration is in excess of $15,000,000 (inclusive of any assumed debt), individually or in the aggregate, or (2) any assets of any other Person, for which the consideration is in excess of $15,000,000 (inclusive of any assumed debt), individually or in the aggregate;

(v) sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties; other than (A) sales, leases, exchanges or dispositions for which the consideration is less than $10,000,000 individually or $20,000,000 in the aggregate, (B) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, or (C) the sale of Hydrocarbons in the ordinary course of business;

(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of the Company;

(vii) change in any material respect their material accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;

(viii) (A) make, change or revoke any material Tax election, (B) change an annual Tax accounting period or adopt or change any material Tax accounting method, (C) file any Tax Return in a manner materially inconsistent with past practice or file any material amended Tax Return, (D) surrender any right to claim a material Tax refund, (E) enter into any material closing agreement with respect to Taxes, (F) settle or compromise any material Tax Proceeding or (G) consent to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax;

(ix) (A) except to the extent required by the terms of any Company Plan as in effect on the date hereof, increase or grant any increases in the compensation payable or to become payable to, or the benefits provided or to be provided to, any of its current or former Company Employees, directors, officers, or other individual service providers, (i) outside the ordinary course of business consistent with past practice or (ii) to any individual who earns in excess of $150,000 in annual compensation, (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Plan, (C) grant any equity-based awards, or amend or modify the terms of any outstanding equity-based awards, except the grant of equity awards to the Company’s non-employee directors in the ordinary course of business, (D) enter into any new, or amend any existing, employment or severance or termination agreement with any current or former Company Employee, director, officer or individual service provider; (E) pay any cash bonuses, other than annual cash bonuses in the ordinary course of business and consistent with past practice as required by a Company Plan existing as of the date hereof and set forth on Schedule 4.10(a) of the Company Disclosure Letter; (F) establish any Company Plan which was not in existence as of the date of this Agreement, or amend any such plan or arrangement in existence on the date of this Agreement, or terminate any Company Plan, in each case, except as required by Law or (G) transfer, hire or terminate (other than for cause) any Company Employee or engage any individual service provider, in each case who earns in excess of $150,000 in annual compensation;

(x) enter into any collective bargaining agreements or other agreements with any labor union, works council, or other representative of employees, or recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xi) (A) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or (B) create any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the incurrence of Indebtedness (1) that is Subject

Indebtedness, in an amount not to exceed $20,000,000, (2) that is owed to the Company or any of its Subsidiaries, (3) that is incurred or assumed in connection with any acquisition permitted pursuant to Section 6.1(b)(iv) or (4) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing;

(xii) (A) enter into any contract that would be a Company Contract if it were in effect on the date of this Agreement, or (B) modify or amend in any material respect, terminate or assign, waive any material rights under, or assign any rights under, any Company Contract;

(xiii) cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries having a value in excess of $2,000,000 in the aggregate;

(xiv) waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any Proceeding with respect to Taxes, which are addressed in clause (viii) above) other than (A) the settlement of such Proceedings involving only the payment of monetary damages by Company or any of its Subsidiaries of any amount exceeding $2,000,000 in the aggregate; and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided, that the Company shall be permitted to settle any Transaction Litigation in accordance with Section 6.9;

(xv) make or commit to make any capital expenditures that are, in the aggregate greater than 120% of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for the period indicated as set forth in Schedule 6.1(b)(xv) of the Company Disclosure Letter, except for capital expenditures (x) to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment (provided that the Company shall notify Isla of any such emergency expenditure as soon as reasonably practicable) or (y) related to onshore plugging and abandonment obligations;

(xvi) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of the Company and its Subsidiaries to the extent commercially reasonable in the Company’s business judgment in light of prevailing conditions in the insurance market;

(xvii) take any action, or cause any action to be taken, which action would prevent or impede, or that could reasonably be expected to prevent or impede, the Transactions from qualifying for the Intended Tax Treatment; or

(xviii) agree to take any action that is prohibited by this Section 6.1(b).

6.2 Conduct of Isla Business Pending the Merger.

(a) Except (i) as set forth on Schedule 6.2(a) of the Isla Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law (including COVID-19 Measures), or (iv) otherwise consented to by the Company in writing (such consent not to be unreasonably withheld, conditioned or delayed), each of the Isla Parties covenants and agrees that, until the earlier of the Merger Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its businesses in the ordinary course of business, including by using reasonable best efforts to preserve substantially intact its present business organization and assets and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, lessors and others having significant business dealings with it in all material respects.

(b) Except as set forth on the corresponding subsection of Schedule 6.2(b) of the Isla Disclosure Letter, as expressly permitted or required by this Agreement, as may be required by applicable Law (including any COVID-19 Measures) or otherwise consented to by the Company in writing (such consent not to be unreasonably withheld, conditioned or delayed), until the earlier of the Merger Effective Time and the termination of this Agreement pursuant to Article VIII, each Isla Party shall not, and shall not permit any of its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Isla or any of its Subsidiaries, except for cash dividends or distributions made or issued (w) by a direct or indirectly wholly owned Subsidiary of Isla to Isla, (x) to another direct or indirect wholly owned Subsidiary of Isla or (y) by Isla to its members in the ordinary course of business, consistent with past practice, with respect to each of the first two fiscal quarters of 2021, or (z) by any of its Subsidiaries to their members as is necessary to satisfy any distribution obligations (including tax distributions) set forth in the Organizational Documents of such Subsidiary, or in connection with distributions by Isla pursuant to clause (y); (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Isla or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Isla or any of its Subsidiaries, except as required by the terms of any equity interest of Isla or any of its Subsidiaries and disclosed to the Company as of the date hereof, or issued after the date hereof in accordance with this Agreement, in accordance with the terms of an Isla Plan and the applicable award agreements;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Isla or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (1) issuances by a wholly owned Subsidiary of Isla of such Subsidiary’s capital stock or other equity interests to any other wholly owned Subsidiary of Isla; or (2) such grants to employees or other service providers of Isla and its Subsidiaries in the ordinary course of business; provided, however, that it shall not be a violation of this Section 6.2(b) if any action is taken pursuant to Section 6.5 of this Agreement or if Isla or any of its Subsidiaries (including New PubCo) (x) adopts the New PubCo Manager Incentive Plan (the “Manager Incentive Plan”) in substantially the form previously provided to the Company, so long as the total number of shares of New PubCo Class A Common Stock reserved under the Manager Incentive Plan does not exceed 10% of the total outstanding New PubCo Class A Common Stock in the aggregate, (y) adopts the New PubCo Equity Incentive Plan (the “Equity Incentive Plan”) for use following the Merger Effective Time, in substantially the form previously provided to the Company, so long as (1) the adoption of the Equity Incentive Plan is determined to be exempt from any requirement under the applicable rules of the NYSE to obtain approval of the stockholders of the Company at the Company Stockholders Meeting or otherwise and (2) the total number of shares of New PubCo Class A Common Stock reserved under the Equity Incentive Plan does not exceed 2% of the total outstanding New PubCo Class A Common Stock in the aggregate, or (z) grants an award pursuant to the Manager Incentive Plan using the form of award agreement attached as Exhibit B to the Management Services Agreement.

(iii) amend or propose to amend the Organizational Documents of any of the Isla Parties or Energy Finance in any material respect;

(iv) merge, consolidate, combine or amalgamate with any Person, other than between wholly owned Subsidiaries of the Company, or acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), (1) any business or assets or any corporation, partnership, association or other business organization or division thereof or (2) any assets of any other Person, if, in each case of the foregoing clauses (1) or (2), (x) individually or in the aggregate, such acquisition or acquisitions would reasonably be expected to prevent, materially impede, materially interfere with or materially delay the consummation of the Transactions; provided, that, the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) shall be required for any transaction described in this Section 6.2(b)(iv) that involves any such merger, consolidation, combination or amalgamation with, or any such acquisition of or from, any Isla Related Party;

(v) sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties; other than (A) sales, leases, exchanges or dispositions (other than to an Isla Related Party) for which the consideration is less than $100,000,000, individually or in the aggregate, (B) sales or dispositions of obsolete or worthless equipment in the ordinary course of business consistent with past practice, or (C) the sale of Hydrocarbons in the ordinary course of business; provided, that, the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) shall be required for any transaction described in this Section 6.2(b)(v) that involves any such sale, lease, swap, exchange, transfer, farmout, license, or grant of any Encumbrance to, any Isla Related Party.

(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Isla or any of its Subsidiaries, other than such transactions or actions solely by or among wholly owned Subsidiaries of Isla;

(vii) change in any material respect their material accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Isla and its Subsidiaries, except as required by GAAP or applicable Law;

(viii) in each case solely with respect to non-income Taxes, (A) make, change or revoke any material Tax election, (B) change an annual Tax accounting period or adopt or change any material Tax accounting method, (C) file any Tax Return in a manner materially inconsistent with past practice or file any material amended Tax Return, (D) surrender any right to claim a material Tax refund, (E) enter into any material closing agreement with respect to Taxes, (F) settle or compromise any material Tax Proceeding or (G) consent to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Tax;

(ix) enter into any collective bargaining agreements or other agreements with any labor union, works council, or other representative of employees, or recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(x) (A) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or (B) create any Encumbrances on any property or assets of Isla or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the incurrence of Indebtedness (1) under the Isla Debt Agreements, (2) that is owed to Isla or any of its Subsidiaries, (3) incurred or assumed in connection with any acquisition permitted pursuant to Section 6.2(b)(iv), (4) issued or incurred to refinance any Indebtedness outstanding as of the date hereof or permitted by the foregoing or (5) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing;

(xi) cancel, modify or waive any debts or claims held by Isla or any of its Subsidiaries or waive any rights held by Isla or any of its Subsidiaries having a value in excess of $6,000,000 in the aggregate;

(xii) waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding other than (A) the settlement of such Proceedings involving only the payment of monetary damages by Isla or any of its Subsidiaries of any amount not exceeding $6,000,000 in the aggregate; and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law;

(xiii) fail to maintain in full force and effect in all material respects, or fail to replace or renew, the material insurance policies of Isla and its Subsidiaries to the extent commercially reasonable in Isla’s business judgment in light of prevailing conditions in the insurance market;

(xiv) take any action, or cause any action to be taken, which action would prevent or impede, or that could reasonably be expected to prevent or impede, the Transactions from qualifying for the Intended Tax Treatment;

(xv) enter into, modify, terminate or amend any contract that is an Isla Related Party Agreement (except (i) pursuant to Section 6.22, and (ii) for any acquisition or similar agreement that is executed and delivered by an Isla Related Party in connection with compliance with such Isla Related Party’s existing contractual allocation obligations with respect to such acquisition);

(xvi) make or commit to make any capital expenditures that are, in the aggregate, greater than $225,000,000, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures required on an emergency basis or for the safety of individuals, assets or the environment (provided that the Company shall notify Isla of any such emergency expenditure as soon as reasonably practicable); or

(xvii) agree to take any action that is prohibited by this Section 6.2(b).

6.3 No Solicitation.

(a) From and after the date of this Agreement until the Closing Date, or if earlier, the termination of this Agreement, except as otherwise provided in this Section 6.3, the Company and its officers and directors will, and will cause the Company’s Subsidiaries and respective officers and directors to, and will use their respective reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal. Within two Business Days of the date of this Agreement, the Company shall (i) deliver a written notice to each Person that has received non-public information regarding the Company within the six months prior to the date of this Agreement pursuant to a confidentiality agreement with the Company for purposes of evaluating any transaction that could reasonably be expected to be a Company Competing Proposal and for whom no similar notice has been delivered prior to the date of this Agreement requesting the prompt return or destruction of all confidential information concerning the Company and any of its Subsidiaries heretofore furnished to such Person and (ii) notify each officer and director of the Company of the terms of this Section 6.3. The Company will immediately terminate any physical and electronic data access related to any such potential Company Competing Proposal previously granted to such Persons.

(b) From and after the date of this Agreement, subject to Section 6.3(e), the Company and its officers and directors will not, and will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their respective reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, a Company Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iii) furnish any non-public information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to any Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iv) enter into any letter of intent or agreement in principle relating to, or other agreement providing for, a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)); or

(v) submit any Company Competing Proposal to the approval of the stockholders of the Company;

provided, that, notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, in response to an unsolicited inquiry or proposal from a third party, (A) seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a bona fide Company Competing Proposal, and (B) inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c) From and after the date of this Agreement until the Closing Date, or, if earlier, the termination of this Agreement, the Company shall promptly (and in any event within 24 hours) notify Isla of the receipt by the Company (directly or indirectly) of any Company Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made on or after the date of this Agreement, any request for non-public information or data relating to the Company or any of its

Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (including the identity of such Person), and the Company shall provide to Isla promptly (and in any event within 24 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other material terms thereof. Thereafter the Company shall (A) keep Isla reasonably informed, on a prompt basis (and in any event within 24 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within 24 hours) apprise Isla of the status of any such discussions or negotiations and (B) provide to Isla as soon as practicable after receipt or delivery thereof (and in any event within 24 hours) copies of all material written correspondence and other material written materials provided to the Company or its Representatives from any Person. Without limiting the foregoing, the Company shall notify Isla if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Company Competing Proposal, prior to providing any such information or engaging in any such discussions or negotiations.

(d) Except as permitted by Section 6.3(e), neither the Company Board (nor any committee thereof) shall:

(i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to the Isla Parties, the Company Board Recommendation;

(ii) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus;

(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Company Competing Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement entered into in compliance with Section 6.3(e)(ii)), in each case, relating to a Company Competing Proposal (a “Company Alternative Acquisition Agreement”);

(v) in the case of a Company Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Isla or one of its Subsidiaries), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its stockholders on or prior to ten Business Days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi) if a Company Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Company Board Recommendation on or prior to ten Business Days after Isla so requests in writing (which requests shall be limited to no more than once every 30 days with respect to any specific Company Competing Proposal, provided that any material amendment or modification to any Company Competing Proposal (it being understood that any amendment or modification to the economic terms of the Company Competing Proposal shall be deemed material) shall be deemed to be a new Company Competing Proposal for this purpose); or

(vii) cause or permit the Company to enter into a Company Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), a “Company Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Company Board may after consultation with its outside legal counsel, make such disclosures as the Company Board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Proxy Statement/Prospectus by applicable U.S. federal securities laws (including a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d 9(f) under the Exchange Act); provided, however, that this Section 6.3(e)(i) shall not be deemed to permit the Company Board to make a Company Change of Recommendation except to the extent permitted by Section 6.3(e)(iii) or Section 6.3(e)(iv)).

(ii) prior to, but not after, the receipt of the Company Stockholder Approval, the Company and its Representatives may engage in the activities described in Sections 6.3(b)(ii) or 6.3(b)(iii) (it being understood that Section 6.3(b)(i) shall not prohibit actions otherwise permitted by this Section 6.3(e)(ii)) with any Person if (1) the Company receives a bona fide written Company Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement by the Company, its officers or directors or any of its other Representatives and (2) such Company Competing Proposal did not otherwise arise from a breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement; (provided, further, that such confidentiality agreement does not contain provisions which prohibit the Company from providing any information to Isla in accordance with this Section 6.3 or that otherwise prohibits the Company from complying with this Section 6.3), (B) that any such non-public information has previously been made available to, or is made available to, Isla prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 24 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal, and (D) prior to taking any such actions, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(iii) prior to, but not after, the receipt of the Company Stockholder Approval, in response to a bona fide written Company Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement by the Company, its officers or directors or any of its other Representatives and did not otherwise arise from a breach of the obligations set forth in this Section 6.3, if the Company Board so chooses, the Company Board may effect a Company Change of Recommendation or terminate this Agreement pursuant to Section 8.1(e), if:

(A) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal;

(B) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation or terminate this Agreement pursuant to Section 8.1(e), as applicable, in response to such Company Superior Proposal would reasonably be expected to be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C) the Company provides Isla written notice of such proposed action and the basis thereof four Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and include a copy of the available proposed Company Competing Proposal and any applicable transaction and financing documents;

(D) after giving such notice and prior to effecting such Company Change of Recommendation or terminating this Agreement pursuant to Section 8.1(e), the Company negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Isla (to the extent Isla wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to take such action in response thereto; and

(E) at the end of the four Business Day period, prior to taking action to effect a Company Change of Recommendation or terminating this Agreement pursuant to Section 8.1(e), the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Isla in writing and any other information offered by Isla in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal and that the failure to effect a Company Change of Recommendation or terminate this Agreement pursuant to Section 8.1(e), as applicable, in response to such Company Superior Proposal would reasonably be expected to be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material amendment or material modification to any Company Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Company Superior Proposal shall be deemed material), the Company shall be required to deliver a new written notice to Isla and to comply with the requirements of this Section 6.3(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iii) shall be reduced to three Business Days; provided, further, that any such new written notice shall in no event shorten the original four Business Day notice period; and

(iv) prior to, but not after, the receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a material breach of this Agreement by the Company, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation; provided, however, that such a Company Change of Recommendation may not be made unless and until:

(A) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that a Company Intervening Event has occurred;

(B) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law;

(C) the Company provides Isla written notice of such proposed action and the basis therefore four Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Company Intervening Event;

(D) after giving such notice and prior to effecting such Company Change of Recommendation, the Company negotiates (and causes its officers, employees, financial advisor and outside legal counsel to negotiate) in good faith with Isla (to the extent Isla wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E) at the end of the four Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Isla in writing and any other information offered by Isla in response to the notice, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would reasonably be expected to be inconsistent with the fiduciary duties owed by the Company Board to the stockholders of the Company under applicable Law; provided, that in the event of any material changes regarding any Company Intervening Event, the Company shall be required to deliver a new written notice to Isla and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to three Business Days; provided, further, that any such new written notice shall in no event shorten the original four Business Day notice period.

(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Merger Effective Time and termination of this Agreement in accordance with Article VIII, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party.

(g) Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by any Representative of the Company or any of its Subsidiaries, in each case, at the direction of a director or officer of the Company, in violation of this Section 6.3 shall be deemed to be a breach of this Section 6.3 by the Company.

(h) From and after the date of this Agreement, the Isla Parties and their respective officers and directors and managers (excluding the Liberty Member (as defined in the A&R OpCo LLCA), its equityholders and Affiliates and any directors appointed thereby) will and will use their commercially reasonable efforts to cause the other Representatives (excluding the Liberty Member, its equityholders and Affiliates and any directors appointed thereby) of the Isla Parties to immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by any of the Isla Parties or their Representatives (excluding the Liberty Member, its equityholders and Affiliates and any directors appointed thereby) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Isla Competing Proposal. Isla will immediately terminate any physical and electronic data access related to any such potential Isla Competing Proposal previously granted to such Persons by the Isla Parties or their Representatives (excluding the Liberty Member, its equityholders and Affiliates and any directors appointed thereby). From and after the date of this Agreement, the Isla Parties will not and will use their commercially reasonable efforts to cause the other Representatives of the Isla Parties (excluding the Liberty Member, its equityholders and Affiliates and any directors appointed thereby) not to, directly or indirectly (i) initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to result in, an Isla Competing Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person relating to, or in furtherance of a an Isla Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Isla Competing Proposal (iii) furnish any non-public information regarding any of the Isla Parties, or access to the properties, assets or employees of any of the Isla Parties, to any Person in connection with or in response to any Isla Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to an Isla Competing Proposal, (iv) enter into any letter of intent or agreement in principle, or other agreement providing for an Isla Competing Proposal, or (v) submit any Isla Competing Proposal to the approval of the holders of equity interests of Isla.

6.4 Preparation of Proxy Statement/Prospectus and Registration Statement.

(a) The Company will, as promptly as practicable, furnish to Isla such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Isla may reasonably request for the purpose of including such data and information in the Registration Statement, the Proxy Statement/Prospectus and any amendments or supplements thereto.

(b) Promptly following the date hereof, the Company, Isla and New PubCo shall cooperate in preparing, and Isla and New PubCo shall use their respective reasonable best efforts to cause to be filed with the SEC as promptly as practicable following the execution of this Agreement (and shall use such reasonable best efforts to cause such filing to occur no later than July 31, 2021), the mutually acceptable Registration Statement (of which the Proxy Statement/Prospectus will be a part). The Company shall use its reasonable best efforts to furnish the information required to be included in the Registration Statement with respect to the Company and its Subsidiaries and to provide such other assistance as may be reasonably requested by Isla and New PubCo in connection with the preparation and filing of the Registration Statement. Isla and New PubCo shall use its reasonable best efforts to cause the Registration Statement to become effective under the

Securities Act as soon after such filing as reasonably practicable and Isla and New PubCo shall use their respective reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the Transactions. As promptly as practicable following the date on which the Registration Statement is declared effective under the Securities Act, the Company shall cause to be filed with the SEC the Proxy Statement/Prospectus and shall cause the Proxy Statement/Prospectus to be mailed to the holders of Company Common Stock.

(c) Each of the Company, on the one hand, and Isla and New PubCo, on the other, will advise the other promptly after it receives any request by the SEC for amendment of the Registration Statement or the Proxy Statement/Prospectus or comments thereon and responses thereto or any request by the SEC for additional information. Each of the Company, on the one hand, and Isla and New PubCo, on the other, shall use reasonable best efforts to respond promptly to any comments of the SEC or its staff. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or the Proxy Statement/Prospectus, or mailing the Proxy Statement/Prospectus, as applicable, (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company, on the one hand, and Isla and New PubCo, on the other, will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall include in such document or response all comments reasonably and promptly proposed by the other (to the extent that such comments comply with the applicable requirements of the Securities Act and the Exchange Act, the applicable rules and regulations promulgated by the SEC, and any comments of the SEC or its staff); and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that, neither such right of approval, nor such requirement of inclusion of such comments, in each case, on the part of Isla or New PubCo shall apply with respect to information relating to a Company Change of Recommendation that is permitted to be made in accordance with Sections 6.3(e)(iii) and 6.3(e)(iv). For the avoidance of doubt, no filing of the Registration Statement will be made by New PubCo, and no filing of the Proxy Statement/Prospectus will be made by the Company, in each case without providing the other parties with a reasonable opportunity to review and comment thereon.

(d) New PubCo and the Company shall make all necessary filings with respect to the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the New PubCo Class A Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company, Isla and New PubCo will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(e) If at any time prior to the Merger Effective Time, any information relating to Isla or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Isla or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement/Prospectus, as applicable, so that (i) the Registration Statement would not contain any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Proxy Statement/Prospectus filed or to be filed by New PubCo would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) the Proxy Statement/Prospectus filed or to be filed by the Company would not contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the Company Stockholders Meeting which has become false or misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

6.5 Stockholders Approval.

(a) As promptly as practicable after the Registration Statement is declared effective under the Securities Act, the Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within 45 days thereof). Except, in each case, as permitted by Section 6.3, (x) the Company Board shall recommend that the stockholders of the Company approve the Merger, (y) the Company Board shall solicit from stockholders of the Company proxies in favor of the Merger, and (z) the Proxy Statement/Prospectus shall include the Company Board Recommendation; provided, that, following a Company Change of Recommendation, the Company shall not be required to solicit proxies in favor of the Merger. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement/Prospectus is provided to the Company stockholders, or (B) unless the Company Board has effected a Company Change of Recommendation, if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting, and (ii) may adjourn or postpone the Company Stockholder Meeting after consultation with Isla, if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock voted in favor of the Merger, to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than ten Business Days after the date for which the meeting was previously scheduled (it being understood that such Company

Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) or (B), but not more than twice, and shall not be adjourned more than twice pursuant to the foregoing clause (ii) without Isla’s consent); and provided, further, that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after three Business Days prior to the Outside Date. If reasonably requested by Isla, the Company shall promptly provide all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Isla reasonably informed regarding the status of the solicitation. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Isla (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment permitted hereunder. Without the prior written consent of Isla (not to be unreasonably withheld, conditioned or delayed) or as required by applicable Law, (i) the adoption of this Agreement shall be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of the Company in connection with the Merger and matters of procedure) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting and the Company shall not submit any other proposal to such stockholders in connection with the Company Stockholders Meeting or otherwise (including any proposal inconsistent with the adoption of this Agreement) and (ii) the Company shall not call any meeting of the stockholders of the Company other than the Company Stockholders Meeting; provided, that, the Company may (A) amend any Company Equity Plan in order to effectuate, and (B) submit a proposal to the stockholders of the Company at the Company Stockholders Meeting or at a meeting of the stockholders of the Company other than the Company Stockholders Meeting for approval of, in each case, without the prior written consent of Isla, the issuance of additional shares under such Company Equity Plan in an amount necessary to effectuate the treatment of any Company Restricted Stock Awards, Company PSU Awards, or Company Stock Option Awards pursuant to Section 3.4; provided, further, that, solely to the extent that it is determined under the applicable rules of the NYSE that the adoption of the Equity Incentive Plan requires the approval of the stockholders of the Company at the Company Stockholders Meeting or otherwise, then the Company shall adopt an amendment to any Company Equity Plan that provides an for additional share reserve for issuance following the Merger Effective Time in an amount equivalent to up to 2% of the total outstanding New PubCo Class A Common Stock and shall submit a proposal to the stockholders of the Company at the Company Stockholders Meeting or at a meeting of the stockholders of the Company other than the Company Stockholders Meeting for approval of such amendment (it being understood that the approval of any such proposal shall not be a condition to Closing with respect to any Party).

(b) Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article VIII, the Company agrees that its obligations to hold the Company Stockholders Meeting pursuant to this Section 6.5 shall not be affected by the making of a Company Change of Recommendation and, except as expressly provided otherwise in this Section 6.5, its obligations pursuant to this Section 6.5 shall not be affected by the commencement, announcement, disclosure, or communication to the Company of any Company Competing Proposal or other proposal (including a Company Superior Proposal) or the occurrence or disclosure of any Company Intervening Event.

(c) Immediately after the execution of this Agreement, (i) Isla, acting upon the approval of Isla’s Board of Directors obtained prior to the date of this Agreement in accordance with Isla’s Organizational Documents, shall duly approve and adopt this Agreement in its capacity as the sole stockholder of New PubCo required to approve and adopt this Agreement in accordance with applicable Law and the Organizational Documents of New PubCo and shall deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement (other than board designation rights contemplated by the draft Board Letter Agreement shared among the Parties, which rights were granted in accordance with, and do not require the approval or consent of Isla under, the Organizational Documents of New PubCo), (ii) New PubCo, acting upon the approval of the New PubCo Board of Directors obtained prior to the date of this agreement, shall duly approve and adopt this Agreement in its capacity as the sole stockholder of C Merger Sub in accordance with applicable Law and the Organizational Documents of C Merger Sub and shall deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement, and (iii) Isla shall deliver to the Company evidence of the action by unanimous written consent of each of the holders of equity interests of Isla approving and adopting this Agreement in accordance with applicable Law and the Organizational Documents of Isla and shall deliver to the Company evidence of such written consent so approving and adopting this Agreement.

6.6 Access to Information.

(a) Subject to applicable Law and the other provisions of this Section 6.6, the Company and Isla each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Isla, the Company or any of their respective Subsidiaries or Affiliates to any third party or any Governmental Entity in connection with the Transactions. The Company shall, and shall cause each of its Subsidiaries to, afford to Isla and its Representatives, during the period prior to the earlier of the Merger Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, at reasonable times upon reasonable prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Isla and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Isla; provided, that, such access may be limited by the Company to the extent reasonably necessary for (i) the Company to comply with any applicable COVID-19 Measures or (ii) such access, in light of COVID-19 or COVID-19 Measures, not to jeopardize the health and safety of the Company’s and its Subsidiaries’ respective Representatives or commercial partners (provided, that, in the case of each of clauses (i) and (ii), the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide such access as can be provided in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures). Isla and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Company and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i) No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is regarding the value of the transaction or is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing contract or agreement (provided, however, the Company or Isla, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Isla shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii) Notwithstanding the foregoing, each Party shall not be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a Phase II) of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party (which may be granted or withheld in such other Party’s sole discretion); and

(iii) no investigation or information provided pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by any Party herein.

(b) The Confidentiality Agreement dated as of April 5, 2021 between Kohlberg Kravis Roberts & Co. L.P. and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. From and after the date of this Agreement until the earlier of the Merger Effective Time and termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the electronic data room relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

6.7 HSR and Other Approvals.

(a) Except for the filings and notifications made pursuant to Antitrust Laws to which Sections 6.7(b) and 6.7(c), and not this Section 6.7(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities and other third parties all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Notwithstanding the foregoing, in no event shall either the Company or Isla or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, consent or waiver to effectuate the Transactions, other than filing, recordation or similar fees. Isla and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Isla or the Company, as applicable, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy Statement/Prospectus). The Company and its Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the Transactions without the prior written consent of Isla (which consent, subject to Section 6.7(b), may be withheld in Isla’s sole discretion).

(b) As promptly as reasonably practicable following the execution of this Agreement, but in no event later than ten Business Days following the date of this Agreement, the Parties (or their ultimate parents) shall make any filings required under the HSR Act. Each of Isla and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings and in connection with obtaining all required consents, authorizations, orders, expirations, terminations, waivers, or approvals under any applicable Antitrust Laws. Unless otherwise agreed, Isla and the Company shall each use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act. Isla and the Company shall each use its reasonable best efforts to promptly make an appropriate response to any request for information from any Governmental Entity charged with enforcing, applying, administering, or investigating the HSR Act or any other Laws designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States or any other competition authority of any jurisdiction (“Antitrust Authority”). Isla and the Company shall keep each other apprised of the status of any material communications with, and any inquiries or requests for additional information from any Antitrust Authority. In connection with the efforts referenced in this Section 6.7 to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act, any other Antitrust Law, or any state or provincial law, each of the Parties shall use reasonable best efforts to (i) cooperate with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) provide each other with advance copies and a reasonable opportunity to comment on all material proposed notices, submissions, filings, applications, undertakings, and information and correspondence proposed to be supplied to or filed with any Antitrust Authority, except the Parties’ HSR Act filings, regarding any of the transactions contemplated hereby and (iii) to the extent permitted by law, provide Isla or the Company, as applicable, a reasonable opportunity to attend and participate in any substantive meetings, discussions, telephone conversations, or correspondence with an Antitrust Authority; provided that materials required to be provided pursuant to this section may be redacted (A) to remove references concerning the valuation of the Company, (B) as necessary to comply with contractual arrangements, (C) as necessary to comply with applicable law, and (D) as necessary to address reasonable privilege or confidentiality concerns. The foregoing obligations in this Section 6.7(b) shall be subject to the Confidentiality Agreement and any attorney-client, work product or other privilege. Notwithstanding anything to the contrary in this Agreement, none of the Parties nor any of their respective Affiliates shall be required to, and none of the Parties may, nor shall any of them permit their Subsidiaries to, without the prior written consent of the other Parties hereto, take any action that would reasonably be expected to have a material adverse effect on the financial condition, business, revenue or earnings before interest, taxes, depreciation or amortization of New PubCo and its Subsidiaries, taken as a whole, from and after the Closing.

(c) The Isla Parties and the Company shall not take any action that could reasonably be expected to hinder or delay in any material respect the expiration or termination of the required waiting period under the HSR Act or any other applicable Antitrust Laws, or any consent or approval required pursuant to any other applicable Antitrust Laws.

6.8 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Merger Effective Time, New PubCo and the Surviving Person shall jointly and severally indemnify, defend and hold harmless, in the same manner as provided by the Company or by Isla, as applicable, immediately prior to the date of this Agreement, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Merger Effective Time, a director or officer of the Company, of Isla or any of their respective Subsidiaries or who acts as a fiduciary under any Company Plan or any equivalent plan of Isla, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of the Company, of Isla or any of their respective Subsidiaries, a fiduciary under any Company Plan or any equivalent plan of Isla or is or was serving at the request of the Company, of Isla or any of their respective Subsidiaries as a director, officer, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to, but not after, the Merger Effective Time and whether asserted or claimed prior to, but not after, the Merger Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and New PubCo and the Surviving Person shall jointly and severally pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Merger Effective Time), (i) the Indemnified Persons may retain the Company’s, Isla’s or New PubCo’s regularly engaged legal counsel or other counsel satisfactory to them, and New PubCo and the Surviving Person shall jointly and severally pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) New PubCo and the Surviving Person shall use their reasonable best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.8, upon learning of any such Proceeding, shall notify New PubCo and the Surviving Person (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.8 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by New PubCo and the Surviving Person under this Section 6.8, such Indemnified Person shall have the right to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by New PubCo (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for the Company, Isla, the Series I Preferred Stockholder or the Indemnified Person within the last three (3) years. Notwithstanding the foregoing and except as provided in Section 6.8(c), this Section 6.8(a) shall not require New PubCo or the Surviving Person to indemnify, defend or hold harmless, or advance expenses to any Indemnified Person in connection with any Proceeding (or part thereof) initiated by such Indemnified Person.

(b) New PubCo, the Surviving Entity and the Surviving Person, as applicable, shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Entity or Surviving Person in any manner that would affect adversely the rights thereunder or under the Organizational Documents of the Surviving Entity, Surviving Person or any of their respective Subsidiaries of any Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Merger Effective Time, a director or officer of the Company or any of its Subsidiaries, or Isla or any of its Subsidiaries, to indemnification, exculpation and advancement except to the extent required by applicable Law. New PubCo shall cause the Surviving Entity and the Surviving Person to fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries, or Isla or any of its Subsidiaries, and any of its directors or officers existing and in effect prior to the date of this Agreement.

(c) To the fullest extent permitted under applicable Law, New PubCo and the Surviving Person shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.8(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.8 or under any charter, bylaw or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d) Unless Isla and the Company agree in writing prior to the Merger Effective Time that retroactive coverage that is mutually satisfactory to Isla and the Company shall be obtained and prepaid in full by New PubCo or its Affiliate in connection with a director and officer liability insurance policy of New PubCo or the Surviving Person will cause to be put in place, and New PubCo or one of its Affiliates shall fully prepay immediately prior to the Merger Effective Time, “tail” insurance policies in favor of the Company’s Indemnified Persons with a claims reporting or discovery period of at least six years from the Merger Effective Time from an insurance carrier with the same or better credit rating as the Company’s or Isla’s current insurance carrier, as applicable, with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s or Isla’s existing policies, as applicable, with respect to matters, acts or omissions existing or occurring at, prior to, or after, the Merger Effective Time; provided, that in no event shall New PubCo and its Subsidiaries, collectively, be required to spend in the aggregate more than 300% of the amount of the annual premiums paid by the Company or Isla or its Subsidiaries (as applicable) for fiscal year 2020 for such purpose for the six years of coverage under such insurance policy, it being understood that New PubCo and its Subsidiaries, collectively, shall nevertheless be obligated to provide as much coverage as may be obtained for such 300% amount.

(e) In the event that New PubCo or the Surviving Person or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of New PubCo or the Surviving Person, as the case may be, shall assume the obligations set forth in this Section 6.8. The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.8, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.8 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable contracts or Law. New PubCo and the Surviving Person shall pay all reasonable out-of-pocket expenses, including reasonable and documented attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.8, unless it is ultimately determined that such Indemnified Person is not entitled to such indemnity.

6.9 Transaction Litigation. Except for any Proceeding taken by any Antitrust Authority which shall be subject to Sections 6.7(b) and 6.7(c), in the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of the Company or Isla, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Isla, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. The Company shall give Isla a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation, at Isla’s sole cost and expense, and shall consider in good faith Isla’s advice with respect to such Transaction Litigation (it being agreed and acknowledged that the Company shall have the right to conduct the defense of such Transaction Litigation); provided that the Company shall not offer or agree to settle any Transaction Litigation without the prior written consent of Isla.

6.10 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Merger and the investor presentation given to investors on the morning of announcement of the Merger; provided, in each case, such Party uses commercially reasonable efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and, with respect to Isla, its Affiliates and their respective limited partners, members, officers, employees, directors, advisors or representatives (provided, that prior to making any written communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions, the Company shall provide Isla with a copy of the intended communication, the Company shall provide Isla a reasonable period of time to review and comment on the communication, and the Company shall consider any timely comments in good faith) and that the Company shall not be required by any provision of this Agreement to consult with or obtain any approval from any other party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal, and matters related thereto or a Company Change of Recommendation, other than as set forth in Section 6.3.

6.11 Advice of Certain Matters; Control of Business. Subject to compliance with applicable Law, the Company and Isla, as the case may be, shall confer on a regular basis with each other and shall promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Isla Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 6.7, prior to the Closing, the Company and Isla shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this

Agreement and the Transactions. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Merger Effective Time. Prior to the Merger Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.12 Reasonable Best Efforts; Notification. Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI:

(a) upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other Transactions; and

(b) subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Isla each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Isla or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or consent of such Person is or may be required in connection with the Transactions). The Company shall give prompt notice to Isla, and Isla shall give prompt notice to the Company, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Sections 7.2(a) or 7.3(a) not being met, or (ii) the failure by such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.

6.13 Section 16 Matters. Prior to the Merger Effective Time, New PubCo and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of New PubCo (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to New PubCo, to be exempt under Rule 16b-3 under the Exchange Act.

6.14 Derivative Contracts. The Company shall use commercially reasonable efforts to assist Isla, its Affiliates and its and their Representatives in the amendment or novation of any Derivative Transaction of the Company or any of its Subsidiaries, in each case, on terms that are reasonably requested by Isla.

6.15 Stock Exchange Listing and Delisting. New PubCo shall use reasonable best efforts to cause the New PubCo Class A Common Stock to be issued in the Merger and issuable in connection with the Transactions (including upon exchange of the OpCo Units) to be approved for listing on the NYSE prior to the Merger Effective Time, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with New PubCo and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE American and the NYSE, as applicable, to enable the approval for listing on the NYSE American or the NYSE of the New PubCo Class A Common Stock and the delisting by the Surviving Corporation or Surviving Entity of the shares of Company Common Stock from the NYSE American and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Merger Effective Time, and in any event no more than ten days after the Merger Effective Time. If the Surviving Corporation or Surviving Entity is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the 15 days following the Closing Date, the Company shall make available to Isla, at least ten Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period. Prior to Closing, (i) to the extent necessary to satisfy any listing requirements of the NYSE, Isla and the Company shall cooperate in good faith and shall agree (such agreement on the part of each such party, not to be unreasonably withheld, conditioned or delayed) to equitably adjust the Exchange Ratio and the Isla Ownership Number for all purposes of this Agreement by amendment hereof (preserving the economic allocation contemplated by the Exchange Ratio and Isla Ownership number set forth herein as of the date hereof) and (ii) to the extent that the number of shares of Company Common Stock issued and outstanding at the close of business on June 4, 2021 was not 201,071,407 and a different number is confirmed by the Company’s transfer agent in writing within 2 Business Days of the date hereof (or such later date as is approved by Isla in its sole discretion), the Exchange Ratio and the Isla Ownership Number shall automatically be equitably adjusted for all purposes of this Agreement to preserve the economic allocation contemplated by the Exchange Ratio and Isla Ownership number set forth herein as of the date hereof (which is based on 201,071,407 issued and outstanding shares of Company Common Stock). The Company shall cause the Company’s transfer agent to deliver the information described in the immediately preceding sentence within 2 Business Days of the date hereof.

6.16 Tax Characterization and Other Tax Matters.

(a) For U.S. federal income tax purposes (and for purposes of any applicable state or local income tax that follows the U.S. federal income tax treatment), the Parties intend that:

(i) the Merger and the LLC Merger, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

(ii) Isla continue as a partnership for U.S. federal income tax purposes pursuant to Section 708(a) of the Code following the Closing Date (and therefore OpCo be treated as a continuation of Isla for U.S. federal income tax purposes following the Closing Date); and

(iii) the Contribution be treated as a contribution of assets and liabilities by New PubCo to OpCo (as the continuing Isla tax partnership) in a contribution described in Section 721(a) of the Code (such treatment in clauses (a)(i) through (iii), the “Intended Tax Treatment”).

(b) This Agreement is intended to constitute, and the Parties hereto adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

(c) Each of Isla and the Company shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to cause the Transactions to qualify for the Intended Tax Treatment. Each of the Parties will notify the other Party promptly after becoming aware of any reason to believe that the Transactions may not qualify for the Intended Tax Treatment. The Parties shall prepare and file all Tax Returns consistent with the Intended Tax Treatment and, except to the extent otherwise required by a final “determination” within the meaning of Section 1313(a) of the Code, shall take no Tax position inconsistent with the Intended Tax Treatment.

(d) Isla and the Company will use commercially reasonable efforts and reasonably cooperate with one another in connection with the issuance to Isla or the Company of any opinion relating to the Intended Tax Treatment, including using commercially reasonable efforts to deliver to the relevant counsel certificates (dated as of the necessary date and signed by an officer of Isla or the Company, as applicable) containing customary representations reasonably necessary or appropriate for such counsel to render such opinion.

(e) All Transfer Taxes shall be borne by OpCo. If the Company, New PubCo or Isla is required by Law to pay any such Transfer Taxes, OpCo shall promptly reimburse the Company, New PubCo or Isla, as applicable, within ten Business Days of receipt of written request from the Company, New PubCo or Isla, as applicable, for such Transfer Taxes together with documentation of payment thereof. OpCo shall timely file (and, where required by Law, the Company, New PubCo and/or Isla, as applicable, shall join in the timely filing of) any Tax Returns for Transfer Taxes as required by Law and shall notify the Company and Isla when such filings have been made. The Parties each agree to use commercially reasonable efforts to timely sign and deliver (or cause to be timely signed and delivered) such agreements, certificates or forms as may be necessary or appropriate and otherwise to reasonably cooperate to establish any available exemption from (or otherwise reduce) such Transfer Taxes.

6.17 Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

6.18 Employee Matters.

(a) For a period of at least one year following the Closing Date, New PubCo shall cause it or one of its Subsidiaries to provide each individual who is employed by the Company or any of its Subsidiaries immediately prior to the Closing Date (each, a “Company Employee”) and who continues employment with New PubCo or any of its Subsidiaries as of the Closing Date with a base salary or wage rate and employee benefits that are substantially comparable, in the aggregate, to the base salary or wage rate and employee benefits provided to such Company Employee immediately prior to the Closing Date.

(b) From and after the Closing Date, New PubCo or its Subsidiaries shall take commercially reasonable efforts to credit each Company Employee’s service with the Company or any of its Subsidiaries for purposes of eligibility to participate, vesting and severance and vacation benefit accrual (but not for purposes of defined benefit pension accrual or post-employment retiree welfare benefits) with respect to the Employee Benefit Plans of New PubCo or any of its Subsidiaries in which any Company Employee is eligible to participate after the Closing Date, to the extent that such service was recognized under a corresponding Company Plan immediately prior to the Closing Date; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(c) For purposes of each Employee Benefit Plan of New PubCo or any of its Subsidiaries in which any Company Employee is eligible to participate after the Closing Date, New PubCo shall take commercially reasonable efforts to (i) cause all pre-existing condition exclusions, waiting periods, evidence of insurability and actively-at-work requirements to be waived for each Company Employee and their covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company Plan in which such Company Employee participated immediately prior to the Closing Date and (ii) give full credit for all co-payments, coinsurance, maximum out-of-pocket requirements and deductibles to the extent satisfied in the plan year in which the Closing occurs as if there had been a single continuous employer.

(d) Effective as of the day prior to the Closing but contingent upon the Closing, the Company shall cause to be approved board resolutions terminating the Company 401(k) Plan (the “Company 401(k) Plan”) unless Isla provides written notice to the Company that the Company 401(k) Plan shall not be terminated. Unless Isla provides such written notice to the Company, the Company shall provide Isla copies of such board resolutions. Effective as soon as administratively practicable following the Closing Date, each Company Employee shall be eligible to participate in a tax-qualified defined contribution plan established or designated by New PubCo or its Affiliates (the “New PubCo 401(k) Plan”), subject to the terms and conditions of the New PubCo 401(k) Plan. As soon as practicable after the Closing and to the extent not prohibited under applicable Law, New PubCo shall take all action necessary to provide that each Company Employee may elect to rollover his or her full account balance in the Company 401(k) Plan in cash to the New PubCo 401(k) plan.

(e) New PubCo or its Subsidiary shall honor all Company severance plans and policies, which, for sake of clarity, include plans and policies that provide for post-termination payments, covering the Company Employees in effect as of immediately prior to the Closing in accordance with the terms and conditions as in effect on the date hereof. For the sake of clarity, the foregoing proviso shall not in any way limit the rights of any participants in any Company severance plan or policy as in effect as of the date hereof.

(f) In determining the amount of discretionary annual incentive bonuses for the calendar year in which the Closing Date occurs, New PubCo shall consider and provide credit for, in good faith, periods of service by each Company Employee for the portion of such calendar year that that precedes the Closing Date.

(g) This Section 6.18 shall be binding upon and shall inure solely to the benefit of each of the Parties, and nothing in this Section 6.18, express or implied, (i) is intended to confer upon any other Person (including any current or former Company Employee, directors, officers, or consultants of the Company or any of its Subsidiaries or, on or after the Closing, New PubCo or any of its Subsidiaries) any rights or remedies of any nature whatsoever, (ii) is intended to be, shall constitute or be construed as an amendment to or modification of any Company Plan or any other Employee Benefit Plan, program, policy, agreement or arrangement of New PubCo, the Company or any respective Subsidiary thereof or (iii) obligates New PubCo or any of its Subsidiaries to retain the employment of any Company Employee or a service relationship with any other service provider of the Company or any of its Subsidiaries following the Closing.

6.19 Payoff Letter. Not less than three (3) Business Days prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to deliver to Isla from each holder (or administrative agent or other authorized representative of such holders) of Subject Indebtedness that will be outstanding immediately prior to the Closing, a copy of a payoff letter in form reasonably satisfactory to Isla, setting forth the total amounts payable to each such holder (or the aggregate amounts payable to the administrative agent or other authorized representative of such holders for the account of such holders) of such Subject Indebtedness to fully satisfy all outstanding principal, interest, Debt Prepayment Expenses, and all outstanding fees, costs and expenses payable by the Company and its Subsidiaries in respect of such Subject Indebtedness as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement of each such holder of Subject Indebtedness that upon payment in full of all such amounts owed to such holder (which amounts shall be paid in full at the Closing in accordance with such Payoff Letters by New PubCo or an Affiliate thereof) the loan documents shall be terminated with respect to the Company and its Subsidiaries that are borrowers or guarantors thereof (or the assets or equity of which secure such Indebtedness) and such holder shall release and terminate all Encumbrances on the Company and its Subsidiaries and their respective assets and equity securing such Subject Indebtedness (the “Payoff Letters”), together with any applicable documents necessary to evidence the release and termination of all Encumbrances on the Company and its Subsidiaries and their respective assets and equity securing, and any guarantees by the Company and its Subsidiaries in respect of, such Subject Indebtedness.

6.20 Financing. Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide to Isla such cooperation reasonably requested by Isla, and which is customarily provided by similarly situated Persons engaging in similar transactions, in connection with the Company, its Subsidiaries or its assets and any proposed financing, including any expansion of the Isla Debt Agreements, to reflect the consolidation of the assets of Isla and the Company, including: (a) using commercially reasonable efforts to cooperate with marketing efforts and assist with the preparation of materials for rating agency presentations and bank books, offering memoranda or other marketing documents, customarily reviewed or reasonably requested by such rating agencies and banks; (b) upon reasonable prior written notice, participating at reasonable times (and during regular business hours) in a reasonable number of meetings, presentations and rating agency and due diligence sessions; and (c) reasonably assisting with the preparation of any credit agreement, reasonable pledge and security documents, currency or interest hedging arrangements, other definitive financing documents, or other certificates or documents; provided that (A) nothing in this Section 6.20 shall require the Company to (I) take any action that would reasonably be expected to conflict with or violate any of the Company’s Organizational Documents or any Law or (II) pay any fees, reimburse any expenses or give any indemnities prior to the Closing, (B) nothing in this Section 6.20 shall require such cooperation to the extent it would unreasonably interfere with the ongoing business or operations of the Company, (C) no obligation of the Company or any Subsidiary of the Company under any document or agreement executed by the Company or any Subsidiary of the Company in connection with this Section 6.20 shall be effective until the Closing and (D) Isla shall promptly upon receipt of a reasonably detailed invoice therefor, reimburse the Company for any reasonable and documented out-of-pocket expenses and costs incurred in connection with the obligations of the Company and its Subsidiaries under this Section 6.20; provided, further, that, except as expressly set forth in this Agreement, nothing in this Agreement shall require the Company or its Subsidiaries to cause the delivery of (x) legal opinions or reliance letters, (y) any financial information in a form not customarily prepared by the Company with respect to such period or (z) any financial information with respect to a fiscal period that has not yet ended or has ended less than forty-five (45) days prior to the date of such request (or, in the case of annual financial statements, ninety (90) days prior to such request).

6.21 Transfers of Isla and New PubCo Interests. Isla hereby covenants and agrees that, until the earlier of the Distribution and the termination of this Agreement, other than as contemplated hereby, it shall not sell or transfer, or permit or consent to any pledge of or Encumbrance on, any of its shares of New PubCo. New PubCo covenants and agrees that, until the earlier of the Contribution and the termination of this Agreement, other than as contemplated hereby, it shall not sell, transfer permit or consent to any pledge of, or Encumbrance on, any of its equity interests in C Merger Sub or L Merger Sub.

6.22 Termination of Isla Management Agreement. No later than immediately prior to the Closing, the Isla Management Agreement shall be terminated in full, without any consideration becoming due and payable on the part of any party thereto as a result of such termination, and without any further liability or obligation on the part of either party thereto under the terms thereof.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Consummate the Transactions. The respective obligation of each Party to consummate the Transactions is subject to the satisfaction at or prior to the Merger Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a) Stockholder Approvals. Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company.

(b) Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No Governmental Entity (including any Antitrust Authority) having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger, and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e) Listing. The shares of New PubCo Class A Common Stock issuable to the holders of shares of Company Common Stock pursuant to this Agreement (and issuable to the holders of OpCo Units other than New PubCo upon exchange or redemption of such OpCo Units) shall have been authorized for listing on a nationally recognized stock exchange, upon official notice of issuance.

7.2 Additional Conditions to Obligations of the Isla Parties. The obligations of the Isla Parties to consummate the Transactions are subject to the satisfaction at or prior to the Merger Effective Time of the following conditions, any or all of which may be waived exclusively by Isla, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a) (Capital Structure), the third and fifth sentences of Section 4.2(b) (Capital Structure), and Section 4.3(a) (Authority) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2(a) and the third and fifth sentences of Section 4.2(b), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all representations and warranties of the Company set forth in Section 4.2(b) (Capital Structure) other than the third and fifth sentences thereof shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct all material respects only as of such date or period of time) (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded), and (iii) each of the remaining representations and warranties of the Company set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties with respect to which the circumstances giving rise to such inaccuracies would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded).

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Merger Effective Time.

(c) Compliance Certificate. Isla shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.

(d) Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Closing.

7.3 Additional Conditions to Obligations of the Company. The obligation of Company to consummate the Transactions is subject to the satisfaction at or prior to the Merger Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of Isla. (i) The representations and warranties of the Isla Parties set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.2(a) (Capital Structure), the fourth and sixth sentences of Section 5.2(b) (Capital Structure), Section 5.3(a) (Authority), and Section 5.27 (Certain Transactions) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 5.2(a) and the fourth and sixth sentences of Section 5.2(b) (Capital Structure), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all representations and warranties of Isla set forth in Section 5.2(b) (Capital Structure) other than the fourth and sixth sentences thereof shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time) (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded), and (iii) each of the remaining representations and warranties of Isla set forth in this Agreement shall be true and correct, in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties with respect to which the circumstances giving rise to such inaccuracies would not, individually or in the aggregate, reasonably be expected to have an Isla Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded).

(b) Performance of Obligations of the Isla Parties. The Isla Parties each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Merger Effective Time.

(c) Compliance Certificate. The Company shall have received a certificate of Isla signed by an executive officer of Isla, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and 7.3(b) have been satisfied.

(d) Material Adverse Effect. No Isla Material Adverse Effect shall have occurred between the date of this Agreement and the Closing.

7.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Merger Effective Time, whether (except as expressly set forth below) before or after Company Stockholder Approval has been obtained:

(a) by mutual written consent of the Company and Isla;

(b) by either the Company or Isla:

(i) if any Governmental Entity (including any Antitrust Authority) having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Transactions illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose material breach of a covenant or agreement under this Agreement has been the proximate cause of or directly resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) if the Merger shall not have been consummated on or before 5:00 p.m. Houston, Texas time, on January 7, 2022 (such date being the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose material breach of any covenant or agreement under this Agreement has been the proximate cause of or directly resulted in the failure of the Merger to occur on or before such date;

(iii) in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would, if it occurred or continued on the Closing Date, give rise to the failure of a condition set forth in Sections 7.2(a) or (b) (in the case of a breach on the part of the Company) or Section 7.3(a) or (b) (in the case of a breach on the part of any of the Isla Parties), as applicable (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (i) 30 days after the giving of written notice to the breaching Party of such breach (which notice shall state the non-breaching Party’s intention to terminate this Agreement pursuant to this Section 8.1(b)(iii) in the event that such breach is not cured within such 30-day period) and (ii) two Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv) if Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof; or

(c) by Isla prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board or a committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement); and

(d) by Isla, if the Company or its Subsidiaries or a director or officer of the Company shall, or shall have caused the Company to, have willfully breached the obligations set forth in Section 6.3(b) in any material respect.

(e) by the Company, if, prior to, but not after, the time the Company Stockholder Approval is obtained (A) the Company Board authorizes the Company, to the extent permitted by and subject to complying with the terms of Section 6.3, to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal, (B) substantially concurrently with the termination of this Agreement, the Company, subject to complying with the terms of Section 6.3, enters into a Company Alternative Acquisition Agreement providing for a Company Superior Proposal and (C) substantially concurrently with such termination, the Company pays to Isla the Company Termination Fee.

8.2 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.6(b) (Confidentiality Agreement), Section 8.3 (Expenses and Other Payments) and Article I (Certain Definitions) and Article IX (General Provisions) (and the provisions that substantively define any related defined terms not substantively defined in Article I), each of which shall survive any such termination; provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of this Agreement or fraud committed by such Party.

8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Transactions shall be consummated. All fees and expenses incurred by the Parties and their Affiliates related to the filings contemplated by Section 6.7 shall be borne 75% by Isla and 25% by the Company.

(b) If (x) Isla terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation) or Section 8.1(d) (Breach of Non-Solicitation), then the Company shall pay Isla the Company Termination Fee, in each case, in cash by wire transfer of immediately available funds to an account designated by Isla no later than three Business Days after notice of termination of this Agreement or (y) the Company terminates this Agreement pursuant to Section 8.1(e), then the Company shall pay Isla the Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Isla substantially concurrently with the termination of this Agreement.

(c) If either the Company or Isla terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain the Company Stockholder Approval), and the Company Termination Fee is not otherwise payable by the Company pursuant to this Section 8.3, then the Company shall pay Isla the Isla Expenses no later than three Business Days after notice of termination of this Agreement.

(d) If (i) (A) Isla or the Company terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least seven Business Days prior to the Company Stockholders Meeting or (B) Isla terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach), and following the execution of this Agreement and on or before the date of any such termination, a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to senior management of the Company or to the Company Board and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Competing Proposal) or a Company Competing Proposal is consummated, then the Company shall pay Isla the Company Termination Fee less any amount previously paid by the Company pursuant to Section 8.3(c). For purposes of clause (ii) of this Section 8.3(d), any reference in the definition of Company Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%.”

(e) In no event shall Isla be entitled to receive more than one payment of the Company Termination Fee or more than one payment of Isla Expenses. If Isla receives the Company Termination Fee, then Isla will not be entitled to also receive a payment of the Isla Expenses. If Isla receives payment of the Isla Expenses, and following receipt thereof, Isla becomes entitled to payment of the Company Termination Fee, then the amount of the Company Termination Fee payable to Isla shall be reduced by the amount of the Isla Expenses so received by Isla. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the prime lending rate as published in the Wall Street Journal in effect on the date such payment was required to be made. If, in order to obtain such payment, Isla commences a Proceeding that results in judgment for Isla for such amount, the Company shall pay Isla its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that (i) the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of the Company and its Subsidiaries against the Isla Parties and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated, except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Isla Parties shall be liable for damages for such fraud or Willful and Material Breach), and no Isla Party or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Isla Parties in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) the monetary remedies set forth in this Section 8.3 (to the extent applicable to any failure of the Merger to be consummated) and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of the Isla Parties against the Company, and the Isla Parties shall have no other remedies against the Company, and no remedies against any Person other than the Company, including the Company’s

Subsidiaries and any of the Company’s or its Subsidiaries’ respective former, current or future directors, managers, officers, shareholders, members, Representatives or Affiliates, in each case, for any loss suffered as a result of the failure of the Merger to be consummated, except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of such fraud or Willful and Material Breach of any covenant, agreement or obligation.

ARTICLE IX

GENERAL PROVISIONS

9.1 Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Isla Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX and the agreements of the Parties in Article II and Article III, and Section 4.28 (No Additional Representations), Section 5.29 (No Additional Representations), Section 6.8 (Indemnification; Directors’ and Officers’ Insurance), Section 6.16 (Tax Matters), Section 6.18 (Employee Matters) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Merger Effective Time.

9.3 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) transmitted by electronic mail (“e-mail”); provided, that no “bounce back” or notice of non-delivery is received; or (c) if transmitted by national overnight courier, in each case as addressed as follows:

(i) if to any Isla Party, to:

Independence Energy LLC

c/o Kohlberg Kravis Roberts & Co.

600 Travis Street

Suite 7200

Houston, TX 77002

Attention: David Rockecharlie; Brandi Kendall; Todd Falk

E-mail: David.Rockecharlie@kkr.com; Brandi.Kendall@kkr.com

Todd.Falk@kkr.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin St.

Suite 2500

Houston, TX 77002

Attention: Keith Fullenweider; Douglas McWilliams

E-mail: kfullenweider@velaw.com; dmcwilliams@velaw.com

(ii) if to the Company, to:

Contango Oil & Gas Company

111 E. 5th Street, Suite 300

Fort Worth, TX 76102

Attention: Charles L. McLawhorn, III

E-mail: Chad.McLawhorn@contango.com

with a required copy to (which copy shall not constitute notice):

Gibson, Dunn & Crutcher LLP

811 Main Street

Suite 3000

Houston, TX 77002

Attention: Hillary Holmes

E-mail: HHolmes@gibsondunn.com

and

Gibson, Dunn & Crutcher LLP

2001 Ross Avenue

Suite 2100

Dallas, TX 75201

Attention: Jeffrey A. Chapman

E-mail: JChapman@gibsondunn.com

9.4 Rules of Construction.

(a) Each of the Parties acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Company Disclosure Letter or the Isla Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or the Isla Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or the Isla Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Isla and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or an Isla Material Adverse Effect. The headings, if any, of the individual sections of each of the Isla Disclosure Letter and the Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and the Isla Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or the Isla Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties only to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or the Isla Disclosure Letter with respect to such other representations or warranties or as an appropriate cross-reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or the Isla Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); any Governmental Entity include any successor to that Governmental Entity; (ii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section; (iii) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (iv) “made available” means, with respect to any document, that such document was in the electronic data room relating to the Transactions maintained by the Company or Isla, as applicable, prior to the execution of this Agreement.

9.5 Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement, Designated Stockholder Voting Agreements and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock to receive the Merger Consideration) but only from and after the Merger Effective Time and (b) Section 6.8 (which from and after the Merger Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Merger Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) SUBJECT TO SECTION 9.7(d), THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DELAWARE GENERAL CORPORATIONS LAW, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS

AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

(d) Notwithstanding the foregoing, (i) the matters pertaining to the TBOC contained in Article I, Article II and Article III, including matters relating to the filing of the Certificate of Merger and the effects of the Merger, shall be governed by the TBOC, and all matters relating to the duties of the board of directors of the Company shall be governed by and construed in accordance with the Laws of the State of Texas without regard to the conflicts of law principles thereof to the extent that such principles would direct a matter to another jurisdiction.

9.8 Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10 Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether stockholders or otherwise), and (b) any director, officer, employee, Representative or agent of (i) the Company or (ii) any Person who controls the Company. Notwithstanding anything to the contrary herein, no Company Affiliate shall have any liability or obligation to the Isla Parties of any nature whatsoever in connection with or under this Agreement or the applicable Designated

Stockholder Voting Agreement or the transactions contemplated hereby or thereby, and the Isla Parties hereby waive and release all claims of any such liability and obligation, except in each case as expressly provided by the applicable Designated Stockholder Voting Agreement between such Designated Stockholder and Isla. Each of the following is herein referred to as an “Isla Affiliate”: (x) any indirect holder of equity interests or securities in Isla (whether stockholders or otherwise, excluding, for the avoidance of doubt, each such Person that is party to this Agreement), (y) any Affiliate of Isla, and any other investment funds, vehicles or accounts sponsored or managed by Affiliates of Isla (or one of any such Person’s subsidiary advisory entities) (excluding, in each case, each of Isla’s Subsidiaries and such Persons that are parties to this Agreement) and the Persons in which they invest, and (z) any director, officer, employee, Representative or agent of Isla or any Person identified in clauses (x) and (y). No Isla Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the transactions contemplated hereby (excluding any Ancillary Documents or other agreements referred to herein (including any such agreements attached as Exhibits hereto), in each case, to which such Isla Affiliate is a party, and solely with respect to such agreements as set forth therein), and the Company hereby waives and releases all claims of any such liability and obligation.

9.11 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

9.12 Amendment. This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.13 Extension; Waiver. At any time prior to the Merger Effective Time, the Company and Isla may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Isla in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

9.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated by this Agreement may only be brought against, the entities that are expressly named as parties hereto (except with respect to such agreements contemplated hereby to which Persons that are not expressly named parties hereto are party and in such case solely with respect to such agreements as set forth therein) and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate (including, with respect to Isla, any other investment funds, vehicles or accounts sponsored or managed by Affiliates of Isla (or one of any such Person’s subsidiary advisory entities), and the Persons in which they invest), agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or the Isla Parties under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated by this Agreement (excluding any claim based on, arising out of, or related to any Ancillary Documents or other agreements referred to herein (including any such agreements attached as Exhibits hereto), in each case, to which such Person is a party and solely with respect to such agreements as set forth therein).

[Signature Pages Follow]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

CONTANGO OIL & GAS COMPANY

By:	/s/ Wilkie S. Colyer
Name:	Wilkie S. Colyer
Title:	Chief Executive Officer

SIGNATURE PAGE TO TRANSACTION AGREEMENT

INDEPENDENCE ENERGY LLC

By:	Independence Energy MM LLC, its
managing member

By:	/s/ David Rockecharlie
Name:	David Rockecharlie
Title:	Chief Executive Officer

IE PUBCO INC.

By:	/s/ David Rockecharlie
Name:	David Rockecharlie
Title:	Chief Executive Officer

IE OPCO LLC

By:	Independence Energy LLC, its sole
Member
By:	Independence Energy MM LLC, its
managing member

By:	/s/ David Rockecharlie
Name:	David Rockecharlie
Title:	Chief Executive Officer

IE C MERGER SUB INC.

By:	/s/ David Rockecharlie
Name:	David Rockecharlie
Title:	Chief Executive Officer

SIGNATURE PAGE TO TRANSACTION AGREEMENT

IE L MERGER SUB LLC

By:	IE PubCo Inc., its sole Member

By:	/s/ David Rockecharlie
Name:	David Rockecharlie
Title:	Chief Executive Officer

SIGNATURE PAGE TO TRANSACTION AGREEMENT

ANNEX A

Certain Definitions

“A&R OpCo LLCA” means the Amended and Restated Limited Liability Company Agreement of OpCo substantially in the form attached hereto as Exhibit C.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means all Persons, entities or trades or businesses (whether or not incorporated) under common control with any other Person within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Ancillary Documents” means the following documents:

(a) the Registration Rights Agreement;

(b) the A&R OpCo LLCA; and

(c) the Management Agreement.

“Anti-Corruption Laws” means (i) the United States Foreign Corrupt Practices Act of 1977, as amended, (ii) the U.K. Bribery Act 2010, (iii) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and (iv) similar legislation applicable to the Company or Isla and their respective Subsidiaries, as applicable, from time to time.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on banks in the State of New York are authorized or obligated to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Isla or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of the Company’s and its Subsidiaries’ (taken as a whole) assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors of the Company or any tender or exchange offer that if

Annex A

consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries that generated 20% or more of the Company’s and its Subsidiaries’ (taken as a whole) net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months.

“Company Equity Plans” means the Company’s Third Amended and Restated 2009 Incentive Compensation Plan and the Company’s 2005 Stock Incentive Plan.

“Company Intervening Event” means a material development or change in circumstance that occurs or arises after the date of this Agreement and that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement); provided, however, that in no event shall the following events, changes or developments constitute a Company Intervening Event: (A) the receipt, existence or terms of a Company Competing Proposal or any inquiry, proposal, offer, request for information or expression of interest that may reasonably be expected to lead to, or result in a Company Competing Proposal, (B) any fact, circumstance, effect, change, event or development relating to Isla or any of its Subsidiaries that does not amount to an Isla Material Adverse Effect, (C) changes in the market price or trading volume of Company Common Stock or any other securities of the Company, or any change in credit rating or the fact that the Company meets or exceeds (or that Isla fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (it being understood that for each of the foregoing, the underlying cause thereof may be taken into account for purposes of determining whether a Company Intervening Event has occurred).

“Company Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has or could reasonably be expected to have any current or contingent liability or obligation.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock in accordance with the TBOC and the Organizational Documents of the Company.

“Company Superior Proposal” means a bona fide written proposal that is not solicited after the date of this Agreement and is made after the date of this Agreement by any Person or group (other than Isla or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 50% or more of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole, or that generated 50% or more of the Company’s and its Subsidiaries’ consolidated net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, respectively, or (b) more than 50% of the outstanding shares of Company Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale

Annex A

of assets or otherwise, that in the good faith determination of the Company Board, after consultation with its financial advisors and outside legal counsel that (i) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Isla in response to such proposal or otherwise), and (ii) is reasonably likely to be consummated on substantially the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board.

“Company Termination Fee” means $33,375,989.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter-in-place,” “stay at home,” workforce reduction, social distancing, shut down, closure or sequester order, curfew or other restrictions imposed by any Governmental Entity or any other Laws, orders, directives, guidelines or recommendations issued by any Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or any industry group in connection with or in response to COVID-19 or any other epidemic or pandemic in each case as required by Law and applicable to the relevant Person.

“Debt Prepayment Expenses” means all prepayment or termination fees, expenses or breakage costs, redemption prices or premiums (including any “make-whole” premiums) and penalties in each case payable in connection with any redemption, prepayment, defeasance or other satisfaction of amounts for any outstanding Indebtedness of the Company and its Subsidiaries under any Subject Indebtedness.

“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

Annex A

“DTC” means The Depositary Trust Company.

“Edgar” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, post-termination or retiree health or welfare, pension, savings, profit sharing, retirement, hospitalization or other health, medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, individual consulting agreement, employment agreement, and any other benefit or compensation plan, policy, contract agreement, arrangement, program or practice.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Energy Finance” means Independence Energy Finance, LLC, a Delaware limited liability company.

“Environmental Laws” means any and all Laws pertaining to pollution or protection of the environment, natural resources or occupational safety and health (including, without limitation, the plugging and abandonment of any Wells, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or exposure to, Hazardous Materials enacted or in effect as of or prior to the Closing Date).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934.

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, material, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; (c) any Hydrocarbons; or (d) per- and polyfluoroalkyl substances.

Annex A

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (d) indebtedness of others as described in clauses (a) through (c) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common Law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

“Isla Debt Agreements” means that certain Indenture, dated as of May 6, 2021, among Energy Finance, certain of its subsidiaries and U.S. Bank National Association and that certain Credit Agreement, dated as of May 6, 2021, by and among Energy Finance, Wells Fargo Bank, National Association and the lenders and other entities party thereto, as amended from time to time.

“Isla Expenses” means a cash amount equal to $6,068,362 to be paid in respect of Isla’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

Annex A

“Isla Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Isla or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Isla or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of Isla’s and its Subsidiaries’ (taken as a whole) assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding equity interests of Isla (or any other securities, or class or series of series, in each case, entitled to vote on the election of the Board of Directors of Isla) or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Isla or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Isla or any of its Subsidiaries that generated 20% or more of Isla’s and its Subsidiaries’ (taken as a whole) net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months.

“Isla Management Agreement” means that certain Management Agreement, dated as of August 18, 2020, by and between Isla and Kohlberg Kravis Roberts & Co. L.P., as amended from time to time.

“Isla Ownership Number” means 127,345,224, as may be adjusted pursuant to Section 6.15.

“Isla Parties” means Isla, New PubCo, OpCo, C Merger Sub and L Merger Sub.

“Isla Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Isla or any of its Subsidiaries, or under or with respect to which Isla or any of its Subsidiaries has or could reasonably be expected to have any current or contingent liability or obligation.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.2 of the Company Disclosure Letter and (b) in the case of Isla, the individuals listed in Schedule 1.1 of the Isla Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, injunction, award, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Management Agreement” means the Management Agreement to be entered into as of the closing between New PubCo and an Affiliate of Isla to be specified by Isla prior to the Closing, substantially in the form attached hereto as Exhibit D.

Annex A

“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, condition, effect, change, event or development (“Effect”) that (a) prevents, materially delays or materially impairs the ability of such Party or its Subsidiaries to consummate the Transactions or could reasonably be expected to do so or (b) is, or could reasonably be expected to be, materially adverse to the financial condition, business, or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, in respect of clause (b) above, none of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or could occur:

(i) general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally;

(ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries, and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, pandemics, epidemics, endemics or other widespread health crisis (including the existence, impact or worsening of COVID-19);

(v) political conditions (or changes in such conditions) or acts of war, sabotage or terrorism, civil unrest, public demonstrations, cyber attacks, hacking, or the escalation or general worsening of any of the foregoing;

(vi) changes in, or any adoption, implementation, modification, repeal, interpretation, proposal of, any Law, or changes in other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof);

(vii) changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures that are not otherwise excluded from the definition of may “Material Adverse Effect” may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);

Annex A

(viii) the announcement of this Agreement or the pendency or consummation of the Transactions, including the initiation of litigation by any Person with respect to this Agreement (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions); or

(ix) compliance with the terms of, or the taking of any action expressly permitted or required by, this Agreement (except for any obligation under this Agreement to operate in the ordinary course of business pursuant to Section 6.1 or 6.2, as applicable), including the taking of any actions required under this Agreement to obtain any approval or authorization under applicable Antitrust Laws for the consummation of the Transactions, or the taking of any action requested to be taken by the other Party;

provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (vi) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the United States domestic onshore oil and gas exploration, development or production industry (in which case, the incremental disproportionate adverse effect (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may or could occur solely to the extent they are disproportionate).

“New PubCo Certificate of Incorporation” means the Certificate of Incorporation of New PubCo, dated June 3, 2021.

“NYSE” means the New York Stock Exchange.

“NYSE American” means the NYSE American.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means all right, title and interest in (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, non-participating royalty interests, production payments, net profit interests, carried interests and other non-working interests and non-operating interests (derived from Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, participation agreements, development agreements, communitization agreements, division orders, transfer orders, mineral deeds, royalty deeds, term assignments (or other similar agreements or instruments), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all Wells located on or producing from such leases and properties.

“OpCo Units” means the “Units” as defined in the A&R OpCo LLCA.

Annex A

“ordinary course of business” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business of such Person, excluding (whether or not such term is qualified by “consistent with past practice” or any similar phrase) any commercially reasonable deviations therefrom due to COVID-19 or COVID-19 Measures.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) when used with respect to the Company, the Isla Parties and (b) when used with respect to any Isla Party, the Company.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a) to the extent not applicable to the transactions contemplated hereby or thereby or otherwise waived prior to the Merger Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, organizational documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s, repairmen’s, construction and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith in the ordinary course of business by appropriate Proceedings and for which adequate reserves have been established on the financial statements of the Company or Isla, as applicable, in accordance with GAAP;

(c) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Reports or the Isla Reserve Reports, as applicable, and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Reports or the dates of the Isla Reserve Reports, as applicable;

(d) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business,

Annex A

provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

(e) such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Isla or its Subsidiaries) or Isla (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, have expressly waived in writing;

(f) all easements, zoning restrictions, Rights-of-Way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, facilities, streets, alleys, highways, telephone lines, power lines, railways and other easements and Rights-of-Way, on, over or in respect of any of the properties of the Company or Isla, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;

(g) any Encumbrances discharged at or prior to the Merger Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(h) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions; or

(i) Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, Rights-of-Way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests, that would not reduce the net revenue interest share of the Company or Isla, as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Reports or Isla Reserve Reports, as applicable, with respect to such lease, or increase the working interest of the Company or Isla (without at least a proportionate increase in net revenue interest), as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report or Isla Reserve Reports, as applicable, with respect to such lease and, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Isla Material Adverse Effect, as applicable.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information that, alone or in combination with other information held by the Company or any of its Subsidiaries, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.

Annex A

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), charge, cause of action, action, audit, arbitration, demand, litigation, suit, proceeding, investigation, grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, charge, cause of action, action, audit, arbitration, demand, litigation, suit, proceeding, investigation grievance, citation, summons, subpoena, inquiry, hearing, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), but excluding Taxes.

“Registration Rights Agreement” means the Registration Rights Agreement to be entered into as of the Closing by and among New PubCo and certain stockholders of the Company, substantially in the form attached hereto as Exhibit E.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933

“Series I Preferred Stockholder” means Independence Energy Aggregator GP LLC, a Delaware limited liability company.

“Subject Indebtedness” means any Indebtedness pursuant to that certain Credit Agreement, dated as of September 17, 2019, by and among the Company and JPMorgan Chase Bank, N.A., as administrative agent, and the lenders from time to time party thereto, as amended, modified, supplemented or replaced from time to time.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions (provided, that, for purposes of this Agreement, prior to the Closing, each of New PubCo, C Merger Sub, OpCo and L Merger Sub shall be deemed to be Subsidiaries of Isla), (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

Annex A

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable state Law.

“Tax” or “Taxes” means (a) any and all taxes (including any duties, levies or other similar governmental assessments in the nature of taxes), unclaimed property and escheat obligations and other governmental charges, including, but not limited to, income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, withholding, occupancy, license, severance, capital, production, ad valorem, excise, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, in each case, imposed by any Governmental Entity, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto; (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated U.S. federal income Tax Returns and any similar group under foreign, state or local law, for any period; and (c) any liability of for the payment of any amounts of the type described in clause (a) or (b) as a result of the operation of law or any express or implied obligation to indemnify any other person.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity or other authority competent to impose such Tax or responsible for the administration and/or collection of such Tax or enforcement of any law in relation to Tax.

“Transactions” means the Merger, the LLC Merger, the Contribution and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes that are incurred as a result of the Transactions contemplated by this Agreement; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Wells” means all oil or gas wells and all CO2, water, injection, disposal or other wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

Annex A

“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a deliberate act or failure to take an act by the breaching party (which act or failure to take an act is and of itself a material breach of this Agreement) with the knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expected to, constitute a material breach of this Agreement.

Annex A

EXHIBIT A

FORM OF AMENDED AND RESTATED NEW PUBCO CERTIFICATE OF

INCORPORATION

Exhibit A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

IE PUBCO INC.

IE PubCo Inc., a corporation organized and existing under the laws of the State of Delaware, pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, as it may be amended (the “DGCL”), hereby certifies as follows:

1. The name of this corporation is IE PubCo Inc. The original Certificate of Incorporation of the corporation was filed on June 3, 2021 and became effective on June 3, 2021. The name under which this corporation was originally incorporated is IE PubCo Inc.

2. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL and by the written consent of the requisite stockholders of the corporation entitled to vote thereon in accordance with Section 228 of the DGCL, and shall become effective upon filing of this Amended and Restated Certificate of Corporation with the Secretary of State of the State of Delaware.

3. This Amended and Restated Certificate of Incorporation amends and restates the Certificate of Incorporation of the corporation to read in its entirety as follows:

ARTICLE I

NAME

The name of the Corporation is IE PubCo Inc. (the “Corporation”).

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is c/o Maples Fiduciary Services (Delaware) Inc., 4001 Kennett Pike, Suite 302, County of New Castle, Wilmington, Delaware 19807. The name of the registered agent at such address is Maples Fiduciary Services (Delaware) Inc.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

AUTHORIZED STOCK

Section 4.01 Capitalization. (a) The total number of shares of all classes of stock that the Corporation shall have authority to issue is 2,000,000,000 which shall be divided into three classes as follows:

(i)	1,000,000,000 shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”);

(ii)	500,000,000 shares of Class B Common Stock, $0.0001 par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”); and

(iii)

500,000,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock”), of which (y) 1,000 shares are designated as “Series I Preferred Stock” (“Series I Preferred Stock”) and (z) the remaining 499,999,000 shares may be designated from time to time in accordance with this Article IV.

(b) Subject to Article XII, the number of authorized shares of Class A Common Stock, Class B Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding Designated Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no other vote of the holders of the Class A Common Stock, Class B Common Stock or Preferred Stock, voting together or separately as a class, shall be required therefor, unless a vote of the holders of any such class, classes or series is expressly required pursuant to this Certificate of Incorporation.

Section 4.02 Preferred Stock. The Board of Directors of the Corporation (the “Board of Directors”) is hereby expressly authorized, by resolution or resolutions, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix, without further stockholder approval (except as may be required by Article XIII or any certificate of designation relating to any series of Preferred Stock), the designation (the “Preferred Stock Designation”) of such series, the powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, of such series of Preferred Stock and the number of shares of such series, which number the Board of Directors may, except where otherwise provided in the designation of such series, increase (but not above the total number of shares of Preferred Stock then authorized and available for issuance and not committed for other issuance) or decrease (but not below the number of shares of such series then outstanding); provided that, the Board of Directors may neither issue shares of Preferred Stock to KKR or an Affiliate of KKR, amend the terms of the Series I Preferred Stock, nor fix the designation of any new series of Preferred Stock issued to KKR or an Affiliate of KKR during the Protected Period without the approval of a majority of the Independent Directors. The powers, preferences and relative, participating, optional and other special rights of, and the qualifications, limitations or restrictions thereof, of each series of Preferred Stock, if any, may differ from those of any and all other series at any time outstanding.

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ARTICLE V

TERMS OF COMMON STOCK

Section 5.01 General. Except as otherwise required by law or as expressly provided in this Certificate of Incorporation, (a) each share of Class A Common Stock shall have the same powers, privileges and rights and shall rank equally, share ratably and be identical in all respects as to all matters, with each other share of Class A Common Stock and (b) each share of Class B Common Stock shall have the same powers, privileges and rights and shall rank equally, share ratably and be identical in all respects as to all matters, with each other share of Class B Common Stock.

Section 5.02 Voting. Except as expressly provided otherwise in this Certificate of Incorporation, each holder of Common Stock shall have such voting powers as required by the DGCL and as expressly provided in this Certificate of Incorporation.    Until the Trigger Date (as defined in Section 13.09), holders of Common Stock shall not have any right to vote for, and shall not be entitled to vote on, the election or removal of directors. Following the Trigger Date, except as otherwise provided in this Certificate of Incorporation (including any Preferred Stock Designation), holders of Common Stock shall have the exclusive right to vote for the election or removal of directors. Except as otherwise provided in this Certificate of Incorporation (including any Preferred Stock Designation) or by applicable law, each record holder of Common Stock shall have one vote for each share of Common Stock that is outstanding in his, her or its name on the books of the Corporation on all matters on which holders of Common Stock are entitled to vote. With respect to all matters on which holders of Common Stock are entitled to vote, and except as otherwise required by law or this Certificate of Incorporation, holders of the Class A Common Stock and holders of the Class B Common Stock shall vote together as a single class.

Section 5.03 Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A Common Stock with respect to the payment of dividends, dividends may be declared and paid ratably on the Class A Common Stock out of the assets of the Corporation that are legally available for this purpose at such times and in such amounts as the Board of Directors in its discretion shall determine. Dividends and other distributions shall not be declared or paid on the Class B Common Stock unless (i) the dividend consists of shares of Class B Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class B Common Stock and in each case is paid proportionally with respect to each outstanding share of Class B Common Stock and (ii) a dividend consisting of shares of Class A Common Stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable or redeemable for shares of Class A Common Stock on equivalent terms is simultaneously paid to the holders of Class A Common Stock. If dividends are declared on the Class A Common Stock and/or the Class B Common Stock that are payable in shares of Common Stock, or securities convertible or exercisable into or exchangeable or redeemable for Common Stock, the dividends payable to the holders of Class A Common Stock shall be paid only in shares of Class A Common Stock (or

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securities convertible or exercisable into or exchangeable or redeemable for Class A Common Stock), the dividends payable to the holders of Class B Common Stock shall be paid only in shares of Class B Common Stock (or securities convertible or exercisable into or exchangeable or redeemable for Class B Common Stock), and such dividends shall be paid in the same number of shares (or fraction thereof) on a per share basis of the Class A Common Stock and Class B Common Stock, as applicable (or in the same number of securities convertible or exercisable into or exchangeable or redeemable for the same number of shares (or fraction thereof) on a per share basis of the Class A Common Stock and/or Class B Common Stock, respectively). In no event shall the shares of either Class A Common Stock or Class B Common Stock be paid a dividend consisting of voting securities or be split, divided, or combined unless the outstanding shares of the other class shall be paid a proportionate dividend consisting of voting securities or be proportionately split, divided or combined, as applicable.

Section 5.04 Liquidation. Upon a Dissolution Event, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A Common Stock with respect to the distribution of assets of the Corporation upon such Dissolution Event, the holders of Class A Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares of Class A Common Stock held by them. The holders of shares of Class B Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any Dissolution Event.

Section 5.05 Issuance of Class A Common Stock Upon Redemption/Exchange of Units. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock a number of shares of Class A Common Stock that shall from time to time be sufficient to effect the redemption or exchange, as applicable, of all outstanding Units (as defined in the Amended and Restated Limited Liability Agreement of [•], a Delaware limited liability company (“OpCo”), dated as of [•], 2021 (as the same may be amended, modified, supplemented and/or restated from time to time, the “LLC Agreement”)), on the terms and subject to the conditions set forth in the LLC Agreement; provided that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of such redemption or exchange of Units by delivery of shares of Class A Common Stock that are held in the treasury of the Corporation or to preclude the Corporation or OpCo from exercising the Cash Election (as defined in the LLC Agreement) with respect to such redemption or exchange of Units. All shares of Class A Common Stock that shall be issued or disposed upon any such redemption will, upon issuance or disposition in accordance with the LLC Agreement, be validly issued, fully paid and non-assessable.

ARTICLE VI

AMENDMENTS

Section 6.01 Amendments of the Certificate of Incorporation.

(a) The Corporation shall have the right, subject to any express provisions or restrictions contained in this Certificate of Incorporation, from time to time, to amend this Certificate of Incorporation or any provision hereof in any manner now or hereafter provided by applicable law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by this Certificate of Incorporation or any amendment thereof are subject to such right of the Corporation.

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(b) In addition to any greater or additional vote that may be required by applicable law or this Certificate of Incorporation (including any Preferred Stock Designation), any amendment to this Certificate of Incorporation that is required to be submitted to a vote of stockholders under the DGCL shall require the approval of the holders of at least a majority of the voting power of the outstanding Designated Stock entitled to vote thereon, voting together as a single class.

(c) Notwithstanding the foregoing, except as otherwise required by applicable law, holders of outstanding Designated Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Preferred Stock Designation) or pursuant to the DGCL.

Section 6.02 Bylaw Amendments. In furtherance and not in limitation of the powers conferred by the DGCL, except as expressly provided in this Certificate of Incorporation or the Bylaws, the Board of Directors is expressly authorized to adopt, amend and repeal, in whole or in part, the Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the DGCL or this Certificate of Incorporation.

Section 6.03 Protected Period. Solely during the Protected Period, any amendment of the provisions of this Certificate of Incorporation that are expressly applicable only during the Protected Period shall require the prior approval of a majority of the Independent Directors.

Section 6.04 Lock-Up and Management Agreement. Notwithstanding anything else to the contrary, any waiver or amendment of (i) the last paragraph of Section 3.6(a)(ii) of the LLC Agreement or (ii) prior to the Trigger Date, the Management Agreement between the Company and [•] dated [•], 2021 shall require the affirmative approval of a majority of the Independent Directors.

ARTICLE VII

BOARD OF DIRECTORS

Section 7.01 Powers of the Board of Directors. Except as otherwise expressly provided in this Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors.

Section 7.02 Number, Election and Term.

(a) Subject to the rights of holders of Preferred Stock, until the Trigger Date (as defined in Section 13.09), the Series I Preferred Stockholder shall have full and exclusive authority unilaterally to fix the number of directors to constitute the Board of Directors (which number of directors may be increased or decreased solely by the Series I Preferred Stockholder). On and following the Trigger Date (as defined in Section 13.09), and subject to the rights of the holders of Preferred Stock, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by the Board of Directors.

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(b) Unless this Certificate of Incorporation or the Bylaws provide otherwise, a director shall hold office until his or her term (if any) expires and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

ARTICLE VIII

MEETINGS OF STOCKHOLDERS, ACTION WITHOUT A MEETING

Section 8.01 Special Meetings. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time only by or at the direction of (i) the Board of Directors, (ii) the Series I Preferred Stockholder or (iii) prior to the Trigger Date, a majority of the Independent Directors. The Series I Preferred Stockholder may call a special meeting by delivering to the Board of Directors one or more requests in writing stating that the majority of the Independent Directors or the Series I Preferred Stockholder, as applicable, wishes to call a special meeting and indicating the purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from such person(s) or within such greater time as may be reasonably necessary for the Corporation to comply with any statutes, rules, regulations, listing, agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, notice of such meeting shall be given in accordance with the DGCL. A special meeting shall be held at a time and place determined by the Board of Directors in its sole discretion on a date not less than 10 days nor more than 60 days after notice of the meeting is given (and, in the case of a special meeting called by a majority of the Independent Directors, a majority of the Independent Directors). To the fullest extent permitted by law, the Board of Directors (or, in the case of a special meeting called by a majority of the Independent Directors, a majority of the Independent Directors) shall have full power and authority concerning the satisfaction of the foregoing requirements of this Section 8.01 and any similar matters.

Section 8.02 Written Ballot. Unless the Bylaws provide otherwise, elections of directors need not be by written ballot.

Section 8.03 Action Without a Meeting. If consented to by the Board of Directors and the Series I Preferred Stockholder in writing, and subject to Section 13.04, any action that may be taken at a meeting of the stockholders entitled to vote may be taken without a meeting, without a vote and without prior notice, if a consent or consents setting forth the action so taken are signed by stockholders owning not less than the minimum percentage of the voting power of the outstanding stock of the Corporation (including stock of the Corporation deemed owned by the Series I Preferred Stockholder) that would be necessary to authorize or take such action at a meeting at which all the stockholders entitled to vote were present and voted and such consent or consents are delivered in accordance with Section 228 of the DGCL.

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ARTICLE IX

CORPORATE OPPORTUNITIES

Section 9.01 Outside Activities. To the fullest extent permitted by law, each Indemnitee (as hereinafter defined) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a violation of this Certificate of Incorporation or any duty otherwise existing at law, in equity or otherwise to any Group Member or any stockholder of the Corporation. Subject to the immediately preceding sentence, no Group Member or any stockholder of the Corporation shall have any rights by virtue of this Certificate of Incorporation, the DGCL or otherwise in any business ventures of any Indemnitee, and the Corporation hereby waives and renounces any interest or expectancy therein.

Section 9.02 Approval and Waiver. To the extent allowed by law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation, any of its officers or directors, the Series I Preferred Stockholder, the direct and indirect owners of the Series I Preferred Stockholder or any of their respective Affiliates, including but not limited to (i) KKR & Co. Inc. and its subsidiaries (collectively, “KKR”), (ii) investment funds, vehicles and accounts advised, managed or sponsored by KKR (the “KKR Funds”) and (iii) Affiliates of KKR and the KKR Funds (including KKR portfolio companies), (the entities named in clauses (i) through (iii), which shall exclude members of the Corporate Group, collectively, the “KKR Participants”), in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Certificate of Incorporation or in the future, and the Corporation renounces any expectancy that any of the directors or officers of the Corporation or any of the KKR Participants will offer any such corporate opportunity of which he, she or it may become aware to the Corporation. Notwithstanding the foregoing provisions of this Article IX, the Corporation does not renounce its interest in any corporate opportunity offered to any of its directors or officers if such opportunity is expressly offered in writing to such person solely in his or her capacity as a director or officer of the Corporation and is one that such director or officer has no duty (contractual or fiduciary) to offer to a KKR Participant. In addition to and notwithstanding the foregoing provisions of this Article IX, a potential corporate opportunity shall not be deemed to be a corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted, to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

ARTICLE X

BUSINESS COMBINATIONS

The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

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ARTICLE XI

INDEMNIFICATION, ADVANCEMENT AND LIABILITY OF INDEMNITEES

Section 11.01 Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of this Article XI, or the adoption of any provision of the Certificate of Incorporation inconsistent with this Article XI, shall not adversely affect its application with respect to an act or omission by a director or any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 11.02 Indemnification and Advancement of Expenses.

(a) To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless any person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or an officer of the Corporation (including Indemnitee’s service, while a director or officer of the Corporation, at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter, an “Indemnitee”), whether the basis of such proceeding is alleged action (or omission) in his or her official capacity as an Indemnitee, against all liability and loss suffered (including, without limitation, judgments, fines, excise taxes pursuant to the Employee Retirement Income Security Act of 1974, as amended (the “ERISA excise taxes”), penalties and amounts paid in settlement) and expenses (including, without limitation, attorneys’ fees) reasonably incurred by such Indemnitee in connection with such proceeding, all on the terms and conditions set forth in this Section 11.02 and the Corporation’s Bylaws. Notwithstanding the foregoing provisions of this Section 11.02(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors, or if the Board of Directors otherwise determines that indemnification or advancement of expenses is appropriate.

(b) To receive indemnification under this Section 11.02, an Indemnitee shall submit a written request to the Corporation. Such request shall include documentation or information that is necessary to determine the entitlement of the Indemnitee to indemnification and that is reasonably available to the Indemnitee. Upon receipt by the Corporation of such a written request, unless indemnification is required by Section 11.02(e), the entitlement of the Indemnitee to indemnification shall be determined by the following person or persons who shall be empowered to make such determination, as selected by the Board of Directors (except with respect to clause (v) of this Section 11.02(b)): (i) the Board of Directors by a majority vote of the directors who are not parties to such proceeding, whether or not such majority constitutes a quorum; (ii) a committee

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of such directors designated by a majority vote of such directors, whether or not such majority constitutes a quorum; (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the Indemnitee; (iv) the stockholders of the Corporation; or (v) in the event that a change of control (as defined below) has occurred, by independent legal counsel in a written opinion to the Board of Directors, a copy of which shall be delivered to the Indemnitee. The determination of entitlement to indemnification shall be made and, unless a contrary determination is made, such indemnification shall be paid in full by the Corporation not later than 60 days after the later of (x) the receipt by the Corporation of a written request for indemnification and (y) the final adjudication (as defined below) of the proceeding for which indemnification is sought. For purposes of this Section 11.02(b), a “change of control” will be deemed to have occurred if, with respect to any particular 24-month period, the individuals who, at the beginning of such 24-month period, constituted the Board of Directors (the “incumbent board”), cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to the beginning of such 24-month period whose election, or nomination for election by the stockholders of the Corporation, was approved by the Series I Preferred Stockholder or by a vote of at least a majority of the directors then comprising the incumbent board shall be considered as though such individual were a member of the incumbent board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors.

(c) The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including, without limitation, attorneys’ fees) incurred by an Indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, solely to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision of a court of competent jurisdiction from which there is no further right to appeal (hereinafter a “final adjudication”) that the Indemnitee is not entitled to be indemnified under this Section 11.02 or otherwise.

(d) To receive an advancement of expenses under this Section 11.02, an Indemnitee shall submit a written request to the Corporation. Such request shall reasonably evidence the expenses incurred by the Indemnitee and shall include or be accompanied by the undertaking required by Section 11.02(c). Each such advancement of expenses shall be made within 20 days after the receipt by the Corporation of a written request for advancement of expenses.

(e) To the extent that an Indemnitee has been successful on the merits or otherwise in defense of any proceeding (or in defense of any claim, issue or matter therein), such Indemnitee shall be indemnified under this Section 11.02(e) against expenses (including attorneys’ fees) actually and reasonably incurred in connection with such defense. Indemnification under this Section 11.02(e) shall not be subject to satisfaction of a standard of conduct, and the Corporation may not assert the failure to satisfy a standard of conduct as a basis to deny indemnification or recover amounts advanced, including in a suit brought pursuant to Section 11.02(f)

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(notwithstanding anything to the contrary therein); provided, however, that, any Indemnitee who is not a current or former director or officer (as such term is defined in the final sentence of Section 145(c)(1) of the DGCL) shall be entitled to Indemnification under Section 11.02(a) and this Section 11.02(e) only if such Indemnitee has satisfied the standard of conduct required for indemnification under Section 145(a) or Section 145(b) of the DGCL.

(f) In the event that a determination is made that the Indemnitee is not entitled to indemnification or if payment is not timely made following a determination of entitlement to indemnification pursuant to Section 11.02(b), if a request for indemnification under Section 11.02(e) is not paid in full by the Corporation within 60 days after the later of (x) the Corporation’s receipt of a written request and (y) the final adjudication of the proceeding for which indemnification is sought, or if an advancement of expenses is not timely made under Section 11.02(d), the Indemnitee may at any time thereafter bring suit against the Corporation in the Court of Chancery of the state of Delaware (or solely to the extent that the Court of Chancery lacks subject matter jurisdiction, any other state or federal court located in the State of Delaware) a court of competent jurisdiction in the State of Delaware seeking an adjudication of entitlement to such indemnification or advancement of expenses. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit to the fullest extent permitted by law. In any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that the Indemnitee has not met any applicable standard of conduct for indemnification set forth in Section 145(a) or Section 145(b) of the DGCL. Further, in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Indemnitee has not met any applicable standard of conduct for indemnification set forth in Section 145(a) or Section 145(b) of the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met such applicable standard of conduct, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under applicable law, this Section 11.02 or otherwise shall be on the Corporation.

(g) The rights to indemnification and advancement of expenses conferred by this Section 11.02 shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be or to serve in the capacity of Indemnitee and shall inure to the benefit of such Indemnitee’s heirs, executors, administrators, successors and assigns.

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(h) The rights to indemnification and advancement of expenses conferred on any Indemnitee by this Section 11.02 shall not be exclusive of any other rights that any Indemnitee may have or hereafter acquire under law, this Certificate of Incorporation, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

(i) Any repeal or amendment of this Section 11.02 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Section 11.02, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader rights to indemnification or advancement of expenses on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(j) This Section 11.02 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to Persons other than Indemnitees.

(k) Any indemnification pursuant to this Section 11.02 shall be made only out of the assets of the Corporation. In no event may an Indemnitee subject any stockholders of the Corporation to personal liability by reason of the provisions set forth in this Certificate of Incorporation with respect to indemnification or any advancement of expenses. Without limiting the foregoing, the Series I Preferred Stockholder shall not be personally liable for such indemnification or any advancement of expenses and shall have no obligation to contribute or loan any monies or property to the Corporation to enable it to effectuate such indemnification or to advance any expenses.

(l) Notwithstanding that an Indemnitee may have certain rights to indemnification and/or advancement of expenses provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to an advancement of expenses or indemnification set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to such Indemnitee are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnitee are secondary); and (ii) shall be required to advance the full amount of expenses incurred by such Indemnitee and shall be liable for the full amount of all liabilities, without regard to any rights such Indemnitee may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of an Indemnitee with respect to any proceeding for which such Indemnitee has sought an advancement of expenses or indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnitee against the Corporation.

(m) Notwithstanding anything in this Section 11.02 to the contrary, the Corporation shall not be liable to indemnify any Indemnitee under this Section 11.02 for any amounts paid in settlement of any proceeding effected without the Corporation’s written consent, which consent shall not be unreasonably withheld.

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Section 11.03 If any provision or provisions of this Section 11.02 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law: (a) the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 11.02 (including, without limitation, all portions of any paragraph of this Section 11.02 containing any such provision held to be invalid, illegal or unenforceable, that are not by themselves invalid, illegal or unenforceable) and the application of such provision to other persons or entities or circumstances shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Section 11.02 (including, without limitation, all portions of any paragraph of this Section 11.02 containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent of the parties that the Corporation provide protection to the Indemnitee to the fullest extent set forth in this Section 11.02.

ARTICLE XII

EXCLUSIVE JURISDICTION

Section 12.01 Forum. Unless the Corporation, in writing, selects or consents to the selection of an alternative forum: (i) the sole and exclusive forum for any complaint asserting any internal corporate claims (as defined below), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, jurisdiction, another state court or a federal court located within the State of Delaware); and (ii) the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933, to the fullest extent permitted by law, shall be the federal district courts of the United States of America. For purposes of this Article XII, internal corporate claims means claims, including claims in the right of the Corporation that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, or as to which the DGCL confers jurisdiction upon the Court of Chancery. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

Section 12.02 Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 12.01(a) immediately above is filed in a court other than the Court of Chancery of the State of Delaware (a “Foreign Action”) in the name of any stockholder, to the fullest extent permitted by law, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the Court of Chancery of the State of Delaware in connection with any action brought in any such court to enforce Section 12.01(a) (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. If any action the subject matter of which is within the scope of Section 12.01(b) above is filed in a court other than a federal district court of the United States of America (a “Foreign Securities Act Action”) in the name of any stockholder

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(current, former or future), to the fullest extent permitted by law, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the federal district courts of the United States of America in connection with any action brought in any such court to enforce Section 12.01(b) above (a “Securities Act Enforcement Action”), and (y) having service of process made upon such stockholder in any such Securities Act Enforcement Action by service upon such stockholder’s counsel in the Foreign Securities Act Action as agent for such stockholder.

Section 12.03 Severability. If any provision or provisions of this Article XII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XII (including, without limitation, each portion of any sentence of this Article XII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XII.

ARTICLE XIII

TERMS OF SERIES I PREFERRED STOCK

Section 13.01 Designation. The Series I Preferred Stock is hereby designated and created as a series of Preferred Stock. The Series I Preferred Stock is not “Designated Stock” for purposes of this Certificate of Incorporation.

Section 13.02 Dividends. Except for any distribution required by the DGCL to be made upon a Dissolution Event pursuant to Section 13.06, dividends shall not be declared on the Series I Preferred Stock.

Section 13.03 Voting. Except as required by the DGCL or as expressly provided in this Certificate of Incorporation, the exclusive right to elect members of the Board of Directors shall be vested in the Series I Preferred Stockholder. Subject to any limitations then set forth in this Certificate of Incorporation and the terms of any other outstanding series of Preferred Stock, prior to the Trigger Date, the Series I Preferred Stockholder shall have full authority to unilaterally remove and replace any director, with or without cause, at any time and for no reason; provided, however, that (i) John Goff shall be entitled to serve as a director and Chairman of the Board of Directors during and throughout all of the Protected Period, and to the fullest extent permitted by law, may be removed as a director and Chairman during such period by the Series I Preferred Stockholder solely upon a finding of Cause by a majority of the Independent Directors then in office and (ii) the Liberty Directors shall be entitled to serve as directors during and throughout all of the Protected Period, and to the fullest extent permitted by law, may be removed during such period by the Series I Preferred Stockholder solely upon a finding of Cause by a majority of the Independent Directors then in office. On and following the Trigger Date, subject to the rights of the holders of Preferred Stock, any director may be removed only upon the affirmative vote of the holders of at least 66 2⁄3% in voting power of the outstanding shares of stock of the Corporation

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entitled to vote generally in an election of directors with or without cause. Except as otherwise provided by this Certificate of Incorporation, any directorships created as a result of an increase in the size of the Board of Directors or vacancies (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled solely by the Series I Preferred Stockholder. The Series I Preferred Stockholder shall have one vote for each share of Series I Preferred Stock that is outstanding in its name on the books of the Corporation.

Section 13.04 Approval of Certain Other Matters. The Corporation (whether directly or indirectly, by merger, division, consolidation or otherwise) shall not authorize, approve or ratify (or permit any of its Designated Subsidiaries to authorize, approve or ratify) any of the following actions or any plan with respect thereto without the prior approval of the Series I Preferred Stockholder, which approval may be in the form of an action by consent of the Series I Preferred Stockholder:

(a) entry into a debt financing arrangement by the Corporation or any of its Designated Subsidiaries, in one transaction or a series of related transactions, in an amount in excess of 10% of the then existing long-term indebtedness of the Corporation (other than the entry into of a debt financing arrangement between or among any of the Corporation and its wholly owned Designated Subsidiaries);

(b) the issuance by the Corporation or any of its Designated Subsidiaries, in one transaction or a series of related transactions, of any Securities that would (i) represent, after such issuance, or upon conversion, exchange or exercise, as the case may be, at least 5% on a fully diluted, as converted, exchanged or exercised basis, of any class of equity Securities of the Corporation or any of its Designated Subsidiaries or (ii) have designations, preferences, rights, priorities or powers that are more favorable than those of the Common Stock of the Corporation; provided that no such approval shall be required for issuance of Securities as contemplated by the LLC Agreement, any equity incentive plan of the Corporation, or that are issuable upon conversion, exchange or exercise of any Securities that were issued and outstanding as of the effective date of the first Amended and Restated Certificate of Incorporation of the Corporation;

(c) the adoption of a shareholder rights plan by the Corporation;

(d) the amendment of (i) this Certificate of Incorporation or (ii) Sections 2.05 through 2.07, Sections 3.02 through 3.10, Sections 5.03 through 5.05 and Articles IV, VI and VIII of the Bylaws;

(e) the sale, lease exchange or other disposition of all or substantially all of the assets, taken as a whole, of the Corporation in a single transaction or a series of related transactions;

(f) the merger, sale or other combination of the Corporation with or into any other Person;

(g) the removal of a Chief Executive Officer of the Corporation; provided that, a majority of the Independent Directors may remove a Chief Executive Officer without the prior approval of the Series I Preferred Stockholder solely for Cause;

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(h) the termination of the employment of any officer of the Corporation or a Designated Subsidiary of the Corporation without Cause; provided that, a majority of the Independent Directors may remove any officer of the Corporation or a Designated Subsidiary of the Corporation without the prior approval of the Series I Preferred Stockholder solely for Cause; and

(i) the liquidation or dissolution of the Corporation.

Section 13.05 Officers. The officers of the Corporation shall include a “Chief Executive Officer” who shall be appointed by the Series I Preferred Stockholder, and who shall hold office for such terms as shall be determined by the Series I Preferred Stockholder (or, following the Trigger Date, shall be selected and designated by the Board of Directors) or until his or her earlier death, resignation, retirement, disqualification or removal. Any other officer of the Corporation shall be selected and designated pursuant to the Bylaws. Any vacancy occurring in the office of the Chief Executive Officer shall be filled by the Series I Preferred Stockholder in the same manner as such officer is appointed pursuant to this Section 13.05. Any vacancies occurring in any other offices shall be filled pursuant to the Bylaws. An officer of the Corporation may be removed from office with or without cause at any time by the Board of Directors (and, in case of the Chief Executive Officer, prior to the Trigger Date, only with the consent of the Series I Preferred Stockholder in accordance with Section 13.04).

Section 13.06 Liquidation Rights. Upon any Dissolution Event, after payment or provision for the liabilities of the Corporation (including the expenses of such Dissolution Event) and the satisfaction of all claims ranking senior to the Series I Preferred Stock in accordance with Section 5.04, the Series I Preferred Stockholder shall be entitled to receive out of the assets of the Corporation or proceeds thereof available for distribution to stockholders of the Corporation, before any payment or distribution of assets is made in respect of Common Stock, distributions equal to the Series I Liquidation Value. The Series I Preferred Stock ranks junior to any series of Preferred Stock that is designated as senior to the Series I Preferred Stock from time to time, with respect to distributions of assets upon a Dissolution Event.

Section 13.07 Transfers of Series I Preferred Stock.

(a) The Series I Preferred Stockholder may transfer all or part of the shares of Series I Preferred Stock held by it without the approval of any other stockholder of the Corporation; provided that, notwithstanding anything herein to the contrary but subject to Section 13.07(c), no transfer by the Series I Preferred Stockholder of all or part of the shares of Series I Preferred Stock held by it to another Person shall be permitted unless (i) the written approval of a majority of the Independent Directors is obtained prior to such transfer, and (ii) the transferee agrees to assume the rights and duties of the Series I Preferred Stockholder under this Certificate of Incorporation and to be bound by the provisions of this Certificate of Incorporation; provided, however that the approvals contemplated by clause (i) and the agreements contemplated by clause (ii) shall not be required in connection with any transfer of the shares of Series I Preferred Stock by the Series I Preferred Stockholder in connection with any merger, sale, combination or division of the Corporation in which all of the outstanding Common Stock of the Corporation is converted into cash, property or securities of another Person and the Series I Preferred Stockholder receives no or de minimis consideration in respect of the Series I Preferred Stock. Any purported transfer of shares of Series I Preferred Stock not made in accordance with this Section 13.07 shall be null and void and any shares of Series I Preferred Stock purportedly transferred in violation of this Section 13.07(a) shall be automatically redeemed by the Corporation without consideration and, notwithstanding anything herein to the contrary, shall become treasury shares and may only be disposed of by the Corporation with the approval of the Series I Preferred Stockholder.

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(b) Subject to (i) the provisions of this Section 13.07, (ii) any contractual provisions binding on the Series I Preferred Stockholder and (iii) provisions of applicable law, including the Securities Act, the shares of Series I Preferred Stock shall be freely transferable.

(c) Nothing contained in this Certificate of Incorporation shall be construed to prevent a disposition or any other type of transfer by any partner of the Series I Preferred Stockholder of any or all of the issued and outstanding equity or other interests in the Series I Preferred Stockholder.

Section 13.08 Limitation on Duties and Reimbursement of Expenses.

(a) To the fullest extent permitted by law, stockholders of the Corporation expressly acknowledge that the Series I Preferred Stockholder is under no obligation to consider the separate interests of the other stockholders of the Corporation (including the tax consequences to such stockholders) in deciding whether to cause the Corporation to take (or decline to take) any action, and that, to the fullest extent permitted by law, the Series I Preferred Stockholder shall not be liable to the other stockholders of the Corporation for monetary damages or equitable relief for losses sustained, liabilities incurred or benefits not derived by such stockholders in connection with such decisions.

(b) To the fullest extent permitted by law, the Series I Preferred Stockholder may exercise any of the powers granted to it by this Certificate of Incorporation and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the Series I Preferred Stockholder shall not be responsible for any misconduct, negligence or wrongdoing on the part of any such agent appointed by the Series I Preferred Stockholder in good faith.

(c) To the fullest extent permitted by law, in connection with any action taken with respect to the Corporate Group, the Series I Preferred Stockholder may (i) rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties and (ii) consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and, to the fullest extent permitted by law, any act taken or omitted to be taken in reliance upon the advice or opinion (including an opinion of counsel) of such Persons as to matters that the Series I Preferred Stockholder reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(d) The Series I Preferred Stockholder may, upon written request to the Corporation, be reimbursed for all direct and indirect expenses the Series I Preferred Stockholder incurs in connection with any action taken with respect to the Corporate Group. Reimbursements pursuant to this Section 13.08 shall be in addition to any reimbursement to the Series I Preferred Stockholder as a result of indemnification pursuant to Section 11.02.

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Section 13.09 Absence of Series I Preferred Stock. Notwithstanding anything in this Certificate of Incorporation to the contrary, on and following the earlier of (the “Trigger Date”) (i) the first date on which the Series I Preferred Stockholder and the Balance Sheet Affiliates no longer collectively beneficially own more than [14,347,820]1 shares of Common Stock (or successor interests, and as such number shall be adjusted for any stock split, reverse stock split, stock dividend, reorganization, subdivision, combination, recapitalization or reclassification) (the “Minimum Retained Ownership”) and (ii) the date the Series I Preferred Stockholder elects, by delivering written notice to the Corporation, to cause the Trigger Date to occur, all rights, powers, preferences and privileges associated with shares of Series I Preferred Stock and associated with being the Series I Preferred Stockholder in its capacity as the owner of the Series I Preferred Stock shall automatically terminate in all respects and all shares of Series I Preferred Stock shall be automatically cancelled and forfeited for no consideration; provided, that, if, at any time following the date hereof, the volume-weighted average sale price of the Class A Common Stock (as quoted on the exchange on which the shares of Class A Common Stock are then listed) for a period of 20 consecutive trading days (the “20 Day VWAP”) exceeds 140% of the 20 Day VWAP commencing on and including the date of the filing of this Amended and Restated Certificate of Incorporation, then the Minimum Retained Ownership shall be reduced to [10,043,474]2 shares of Common Stock, with such reduction to be effective either (A) following the last day of the Protected Period (if prior to the end of the Protected Period) or (B) automatically (if subsequent to the end of the Protected Period).

ARTICLE XIV

MISCELLANEOUS

Section 14.01 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Certificate of Incorporation:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question.

“Associate” means, when used to indicate a relationship with any Person, (a) any corporation, other entity or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

[1]	Note to draft: To equal 50% of the balance sheet’s original share ownership. Bracketed number based on Isla Ownership Number of 127,345,224.
[2]	Note to draft: To equal 35% of the balance sheet’s original share ownership. Bracketed number based on Isla Ownership Number of 127,345,224.

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“Balance Sheet Affiliates” means, collectively, KKR and any of its direct and indirect subsidiaries.

“Board of Directors” has the meaning assigned to such term in Section 4.02.

“Bylaws” means the bylaws of the Corporation as in effect from time to time.

“Cause” means the termination of a Person’s employment or service on the Board of Directors, for any of the following reasons: (A) a Person’s violation of any law or regulation applicable to the business of the Corporation, or conviction of or plea of no contest to a felony or any crime involving moral turpitude or dishonesty; (B) willful misconduct or gross negligence by a Person in the performance of a Person’s duties that is not cured by a Person (to the extent capable of cure) within ten (10) days following written notice being given to a Person of such breach; (C) any act or acts of dishonesty by a Person intended to result in a Person’s personal gain or enrichment at the expense of the Corporation or any of its customers, partners, affiliates, parents or employees, including but not limited to willful misappropriation or conversion of the Corporation’s assets. For the purposes of this provision, no act or failure to act on the part of a Person shall be considered “willful” unless it is done, or omitted to be done, by a Person in bad faith and without reasonable belief that a Person’s action or omission was in the best interests of the Corporation. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board of Directors, or upon the instructions of the Board of Directors, or based upon the good faith advice of counsel for the Corporation, shall be conclusively presumed to be done, or omitted to be done, by a Person in good faith and in the best interests of the Corporation.

“Certificate of Incorporation” means this Amended and Restated Certificate of Incorporation, as amended and/or restated from time to time, including pursuant to any certificate of designation relating to any series of Preferred Stock.

“Class A Common Stock” has the meaning assigned to such term in Section 4.01(a)(i).

“Class B Common Stock” has the meaning assigned to such term in Section 4.01(a)(i).

“Code” means the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Common Stock” has the meaning assigned to such term in Section 4.01(a)(ii).

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ability to exercise voting power, by contract or otherwise.

“Controlled Entity” when used with reference to a Person, means any Person controlled by such Person.

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“Corporate Group” means the Corporation and its Subsidiaries.

“Corporation” has the meaning assigned to such term in Article I.

“Designated Stock” means the Common Stock and any other stock of the Corporation that is designated as “Designated Stock” from time to time pursuant to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock). The Series I Preferred Stock is not Designated Stock as of the effectiveness of the First Amended and Restated Certificate of Incorporation of the Corporation.

“Designated Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (b) any partnership, joint venture, limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Designated Subsidiaries of such Person or (3) one or more Designated Subsidiaries of such Person.

“DGCL” means the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

“Dissolution Event” means an event giving rise to the dissolution, liquidation or winding up of the Corporation.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

“Group” means a Person that with or through any of its Affiliates or Associates has any contract, arrangement, understanding or relationship for the purpose of acquiring, holding, voting, exercising investment power or disposing of any stock of the Corporation with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, stock of the Corporation.

“Group Member” means a member of the Corporate Group.

“Independent Director” means a director that is independent for purposes of the Audit Committee of the Board of Directors under the rules and regulations of the New York Stock Exchange, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended.

“KKR” has the meaning set forth in Section 9.02.

“KKR Fund” has the meaning set forth in Section 9.02.

“KKR Participants” has the meaning set forth in Section 9.02.

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“Liberty Directors” means any director designees of PT Independence Energy Holdings, LLC appointed pursuant to any written agreement by and between PT Independence Energy Holdings, LLC and the Series I Preferred Stockholder.

“Majority in Interest of the Series I Preferred Stock” means a majority of the outstanding shares of Series I Preferred Stock.

“Person” means an individual or a corporation, limited liability company, partnership (general or limited, including any limited liability limited partnership), joint venture, trust, unincorporated organization, association (including any group, organization, co-tenancy, plan, board, council or committee), government (including a country, state, county, or any other governmental or political subdivision, agency or instrumentality thereof) or other entity (or series thereof).

“Preferred Stock” has the meaning set forth in Section 4.01(a)(iii).

“Protected Period” means the period from the date hereof until the date of the third annual meeting of the stockholders of the Corporation that is held following the date hereof in accordance with the Bylaws.

“Securities” means any debt or equity securities of an issuer and its Designated Subsidiaries and other Controlled Entities, including common and preferred stock, interests in limited partnerships and interests in limited liability companies (including warrants, rights, put and call options and other options relating thereto or any combination thereof), notes, bonds, debentures, trust receipts and other obligations, instruments or evidences of indebtedness, choses in action, other property or interests commonly regarded as securities, interests in real property, whether improved or unimproved, interests in oil and gas properties and mineral properties, short-term investments commonly regarded as money-market investments, bank deposits and interests in personal property of all kinds, whether tangible or intangible, and any securities convertible into, or exercisable or exchangeable for, any of the foregoing.

“Securities Act” means the U.S. Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Series I Liquidation Value” means $0.01 per share of Series I Preferred Stock.

“Series I Preferred Stock” means the Series I Preferred Stock having the designations, rights, powers and preferences set forth in Article XIII.

“Series I Preferred Stockholder” which may be one or more Persons, means Independence Energy Aggregator GP LLC and any successor or permitted assign that owns any shares of Series I Preferred Stock at the applicable time. If the Series I Preferred Stock is held by more than one Person, any action taken by the Series I Preferred Stockholder hereunder or any approval of the Series I Preferred Stockholder required hereunder shall require a Majority in Interest of the Series I Preferred Stock.

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“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person or (d) any other Person the financial information of which is consolidated by such Person for financial reporting purposes under U.S. GAAP.

“transfer”, when used in this Certificate of Incorporation with respect to shares of stock of the Corporation, shall include (i) with respect to any share of Series I Preferred Stock held by the Series I Preferred Stockholder, a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise, and (ii) with respect to shares of any other stock of the Corporation, a sale, assignment, gift, exchange or any other disposition by law or otherwise, including any transfer upon foreclosure of any pledge, encumbrance, hypothecation or mortgage.

“Trigger Date” has the meaning assigned to such term in Section 13.09.

“U.S. GAAP” means U.S. generally accepted accounting principles consistently applied.

Section 14.02 Invalidity of Provisions. If any provision of this Certificate of Incorporation is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 14.03 Construction; Section Headings. For purposes of this Certificate of Incorporation, unless the context otherwise requires, (i) references to “Articles”, “Sections” and “clauses” refer to articles, sections and clauses of this Certificate of Incorporation and (ii) the term “include” or “includes” means includes, without limitation, and “including” means including, without limitation. Section headings in this Certificate of Incorporation are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, IE PubCo Inc. has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer this [    ] day of [    ], 2021.

IE PUBCO INC.

By:
Name:
Title:

EXHIBIT B

FORM OF AMENDED AND RESTATED NEW PUBCO BYLAWS

Exhibit B

AMENDED AND RESTATED BYLAWS

OF

IE PUBCO INC.

(Effective [                ], 2021)

ARTICLE I

OFFICES

Section 1.01 Registered Office. The registered office and registered agent of IE PubCo Inc. (the “Corporation”) shall be as set forth in the Certificate of Incorporation of the Corporation (as it may be amended and/or restated from time to time, the “Certificate of Incorporation”). The Corporation may also have offices in such other places in the United States or elsewhere as the Board of Directors of the Corporation (the “Board of Directors”) may, from time to time, determine or as the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 2.01 Annual Meetings. If required, annual meetings of stockholders may be held at such place, if any, either within or without the State of Delaware, on such date and at such time as the Board of Directors shall determine. The Board of Directors may, in its sole discretion, determine that annual meetings of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 211(a)(2) of the DGCL. The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.

Section 2.02 Special Meetings. Special meetings of stockholders may only be called in the manner provided in the Certificate of Incorporation and may be held at such place, if any, either within or without the State of Delaware, on such date and at such time, and for such purpose or purposes, as the Board of Directors or a majority of the Independent Directors, as applicable, shall determine and state in the notice of meeting, if any. The Board of Directors or a majority of the Independent Directors may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors or a majority of the Independent Directors, as applicable, subject to the requirements of the Certificate of Incorporation.

Section 2.03 Notice of Stockholder Business and Nominations.

(a) Prior to the Trigger Date, nominations of Persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to the Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to Section 2.04, (ii) by or at the direction of the Board of Directors or any authorized committee thereof or (iii) by the Series I Preferred Stockholder (as defined in the Certificate of Incorporation). On and following the Trigger Date, the Series I Preferred Stockholder will have no right to nominate Persons for election to the Board of Directors or propose other business to be considered by the stockholders at an annual meeting in its capacity as the Series I Preferred Stockholder except as required by law and all such rights will be held solely by stockholders in accordance with Section 2.03(b) below.

(c) Notwithstanding Section 2.03(a), if at any time applicable law provides stockholders of the Corporation other than the Series I Preferred Stockholder the right to propose business to be brought before a meeting of stockholders at an annual meeting (including at any time following the Trigger Date), then any such stockholder may bring any such business before such meeting only if such stockholder (i) is entitled to vote at the annual meeting on the proposal of such business, (ii) has complied with the notice procedures set forth in paragraphs (c) and (d) of this Section 2.03, (iii) was a stockholder of record as of the time such notice is delivered to the Secretary of the Corporation and as of the record date for notice and voting at the annual meeting and (iv) is a stockholder of record as of the date of the annual meeting. Nothing in this Section 2.03 shall be deemed to provide any voting or other rights or powers to the stockholders of the Corporation, but shall instead set forth the procedures and requirements applicable to stockholders of the Corporation other than the Series I Preferred Stockholder with respect to bringing business before an annual meeting in circumstances in which they are entitled by law to do so.

(d) For business to be properly brought before an annual meeting by a stockholder pursuant to Section 2.03(b), the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such business must constitute a proper matter for action by stockholders. To be timely, a stockholder’s notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting (which date shall, for purposes of the Corporation’s first annual meeting of stockholders after the date hereof, be deemed to have occurred on [                ], 2021); provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the anniversary date of the previous year’s meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice.

(e) Such stockholder’s notice shall set forth (i) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration), the reasons for conducting such business at the annual meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (A) the name and address of such stockholder, as they appear on the Corporation’s books and records, and of such beneficial

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owner, (B) the class or series and number of shares of stock of the Corporation which are owned, directly or indirectly, beneficially and of record by such stockholder and such beneficial owner, (C) a representation that the stockholder (x) is a holder of record of the stock of the Corporation at the time of the giving of the notice, (y) will be entitled to vote at such meeting on the proposal of such business such stockholder intends to bring before the annual meeting and (z) will appear in person or by proxy at the annual meeting to propose such business, (D) a representation whether the stockholder or the beneficial owner, if any, will be or is part of a group which will (x) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of the Corporation’s outstanding stock required to approve or adopt the proposal and/or (y) otherwise solicit proxies or votes from stockholders in support of such proposal, (E) a certification regarding whether such stockholder and beneficial owner, if any, have complied with all applicable federal, state and other legal requirements in connection with the stockholder’s and/or beneficial owner’s acquisition of shares of stock or other securities of the Corporation and/or the stockholder’s and/or beneficial owner’s acts or omissions as a stockholder of the Corporation and (F) any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal. A stockholder providing notice of business proposed to be brought before an annual meeting shall update and supplement such notice from time to time to the extent necessary so that the information provided or required to be provided in such notice shall be true and correct.

(f) Except as provided in Sections 2.03(g) and Section 3.02, only such Persons who are nominated in accordance with the procedures set forth in Section 2.03(a) shall be eligible to serve as directors and only such business shall be conducted at an annual meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the Board of Directors, shall, in addition to making any other determination that may be appropriate for the conduct of the annual meeting of stockholders, have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall be disregarded. Notwithstanding the foregoing provisions of this Section 2.03, unless otherwise required by law, if the stockholder making a proposal (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present such business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.03, to be considered a qualified representative of the stockholder, a Person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the annual meeting of stockholders and such Person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the annual meeting of stockholders.

(g) For purposes of this Section 2.03, public announcement may be made by any means permitted by applicable law, including disclosure in a press release, on the website of the Corporation or in a document publicly filed with the Securities and Exchange Commission (the “Commission”) pursuant to the Exchange Act and the rules and regulations of the Commission thereunder.

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(h) Notwithstanding the foregoing provisions of this Section 2.03, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.03; provided, however, that, to the fullest extent permitted by law, any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to proposals as to any business to be considered pursuant to these Bylaws, and compliance with Section 2.03(a) and Section 2.03(b) shall be the exclusive means for a stockholder other than the Series I Preferred Stockholder to submit business to the extent permitted pursuant to Section 2.03(a) and Section 2.03(b). Notwithstanding anything to the contrary herein, for so long as the Series I Preferred Stockholder shall have the right to submit business and make nominations pursuant to Section 2.03(a), the Series I Preferred Stockholder shall not be required to comply with the provisions of this Section 2.03, except as required by law.

Section 2.04 Notice of Meetings. If required by law, whenever stockholders are required to take any action at an annual or special meeting of stockholders, a timely notice in writing or by electronic transmission of the meeting, which shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be mailed to or transmitted electronically by the Secretary of the Corporation to each stockholder of record entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, any such notice shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Section 2.05 Adjournment. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new record date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 30 days. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

Section 2.06 Quorum. The stockholders of the Corporation holding a majority of the voting power of the outstanding stock of the class or classes entitled to vote at a meeting (including stock of the Corporation deemed owned by the Series I Preferred Stockholder) represented in person or by proxy shall constitute a quorum at a meeting of stockholders of such class or classes unless any such action by the stockholders of the Corporation requires approval by stockholders holding a greater percentage of the voting power of such stock, in which case the quorum shall be such greater percentage. At any meeting of the stockholders of the Corporation duly called and held in accordance with the Certificate of Incorporation and these Bylaws at which a quorum is present, the act of stockholders holding outstanding stock of the Corporation that in the aggregate

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represents a majority of the voting power of the outstanding stock entitled to vote at such meeting shall be deemed to constitute the act of all stockholders, unless a greater or different percentage is required with respect to such action under the Certificate of Incorporation or applicable law, in which case the act of the stockholders holding outstanding stock that in the aggregate represents at least such greater or different percentage of the voting power shall be required. The stockholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of the voting power of outstanding stock of the Corporation specified in the Certificate of Incorporation or these Bylaws (including stock of the Corporation deemed owned by the Series I Preferred Stockholder). In the absence of a quorum, any meeting of stockholders may be adjourned from time to time by the affirmative vote of stockholders holding at least a majority of the voting power of the outstanding stock of the Corporation present and entitled to vote at such meeting (including stock of the Corporation deemed owned by the Series I Preferred Stockholder) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 2.05 of these Bylaws.

Section 2.07 Conduct of a Meeting. To the fullest extent permitted by law, the Board of Directors shall have full power and authority concerning the manner of conducting any meeting of the stockholders of the Corporation or solicitation of written consents in lieu of a meeting of stockholders, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 8.01 of the Certificate of Incorporation, the conduct of voting, the validity and effect of any proxies, the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting and similar matters. The Chairman, to the fullest extent permitted by law, shall, among other things, be entitled to exercise the powers of the Board of Directors set forth in this Section 2.07. The Board of Directors may make such other regulations consistent with applicable law, the Certificate of Incorporation and these Bylaws as it may deem necessary or advisable concerning the conduct of any meeting of the stockholders or solicitation of stockholder action by written consent in lieu of a meeting, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of ballots, proxies and written consents.

Section 2.08 Inspectors of Election. The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more Persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the Person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed

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or designated shall (a) ascertain the number of shares of stock of the Corporation outstanding and the voting power of each such share, (b) determine the shares of stock of the Corporation represented at the meeting and the validity of proxies and ballots, (c) count all votes and ballots, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares of stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No Person who is a candidate for an office at an election may serve as an inspector at such election.

ARTICLE III

BOARD OF DIRECTORS

Section 3.01 Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The Board of Directors may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not directed or required by the DGCL or the Certificate of Incorporation to be exercised or done by the stockholders. The Board of Directors shall not be responsible for the day-to-day business, operations and affairs of the Designated Subsidiaries, including transactions entered into by a Designated Subsidiary in the ordinary course.

Section 3.02 Number of Directors; Removal; Vacancies and Newly Created Directorships. Subject to the rights of holders of Preferred Stock, until the Trigger Date (as defined in the Certificate of Incorporation), the Series I Preferred Stockholder shall have full authority unilaterally to fix the number of directors to constitute the Board of Directors (which number of directors may be increased or decreased solely by the Series I Preferred Stockholder). On and following the Trigger Date, and subject to the rights of the holders of Preferred Stock, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Board of Directors. Subject to any limitations then set forth in the Certificate of Incorporation, prior to the Trigger Date and other than with respect to any directors elected solely by the holders of Preferred Stock, the Series I Preferred Stockholder shall have full authority unilaterally to remove and replace any director, with or without cause, at any time and for any reason or no reason; provided, however, that (i) John Goff shall be entitled to serve as a director and Chairman of the Board of Directors during and throughout all of the Protected Period, and to the fullest extent permitted by law, may be removed as a director and Chairman during such period by the Series I Preferred Stockholder solely upon a finding of Cause by a majority of Independent Directors then in office and (ii) the Liberty Directors shall be entitled to serve as directors during and throughout all of the Protected Period, and to the fullest extent permitted by law, may be removed during such period by the Series I Preferred Stockholder solely upon a finding of Cause by a majority of Independent Directors then in office. On and following the Trigger Date, subject to the rights of the holders of Preferred Stock, any director may be removed only upon the affirmative vote of the holders of at least 66 2⁄3% in voting power of the outstanding shares of stock of the Corporation entitled to vote generally in an election of directors with or without cause. Except as otherwise provided by the Certificate of Incorporation, prior to the Trigger Date, any directorships created as a result of an increase in the size of the Board of Directors or vacancies (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled solely by the Series I Preferred Stockholder. On and following the Trigger Date, any directorships created as a result of an increase in the size of the Board of Directors or vacancies (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled solely by the

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affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director. Each director, including each appointed to fill a vacancy or newly created directorship, shall hold office until the next annual meeting of stockholders for the election of directors or action by written consent of stockholders in lieu of annual meeting for the purpose of electing directors and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, retirement, disqualification or removal. Directors need not be stockholders.

Section 3.03 Resignations. Any director may resign at any time by giving notice of such director’s resignation in writing or by electronic transmission to the Chairman of the Board of Directors or the Secretary of the Board of Directors. Any such resignation shall take effect at the time specified therein, or if the time when it shall become effective shall not be specified therein, then it shall take effect immediately upon its receipt by the Corporation. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Notwithstanding anything to the contrary herein, but subject to the Certificate of Incorporation and applicable law, if, following the date hereof, any director that served on the Board of Directors that, as of immediately prior to the date of adoption of the first Amended and Restated Bylaws, served as a director of Contango Oil & Gas Company (a “Carlos Designated Director”) resigns or is unable to serve for any other reason during the Protected Period (in each case, a “Removed Designee”), then, in each case, the remaining Carlos Designated Directors (if any) shall have the sole authority to designate a replacement for such Removed Designee and the Series I Preferred Stockholder shall appoint such director.

Section 3.04 Compensation. The Board of Directors shall have the authority to fix the compensation of directors or to establish policies for the compensation of directors and for the reimbursement of expenses of directors, in each case, in connection with services provided by directors to the Corporation. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 3.05 Meetings; Chairman and Secretary. The Board of Directors may hold meetings, both regular and special, within or outside the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors or, in the absence of the Chairman of the Board of Directors, by any director on at least 24 hours’ (or less in times of emergency) notice to each director, either personally or by telephone or by mail or other form of electronic transmission or communication at such time and at such place as shall from time to time be determined by the Board of Directors. Notice of any such meeting need not be given to any director, however, if waived by such director in writing or by mail or other form of electronic transmission or communication, or if such director shall be present at such meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting. The Board of Directors, with the approval of the Series I Preferred Stockholder if prior to the Trigger Date, may appoint a “Chairman” and “Secretary” of the Board of Directors, who shall have the powers and perform such duties as provided in these Bylaws and as the Board of Directors may from time to time prescribe. At each meeting of the Board of Directors, the Chairman of the Board of Directors or, in the absence of the Chairman of the Board of Directors, a director chosen by a majority of the directors present, shall act as chairman of the meeting. In case the Secretary of the Board of Directors shall be absent from any meeting of the Board of Directors, a director or officer chosen by a majority of the directors present shall act as secretary of the meeting.

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Section 3.06 Quorum; Voting; Adjournment. Subject to the requirements of the Certificate of Incorporation and Section 3.07, at all meetings of the Board of Directors, a majority of the then total number of directors shall constitute a quorum for the transaction of business and, except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the act of a majority of the then total number of directors shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 3.07 Conflict of Interest. If a director abstains from voting on any matter in which he or she has a conflict of interest, the vote of a majority of the then total number of directors who have not so abstained shall be the act of the Board of Directors.

Section 3.08 Committees; Committee Rules. Except as expressly set forth in these Bylaws, the Board of Directors may, by resolution or resolutions passed by a majority of the then total number of members of the Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation, which, to the extent provided in such resolution or resolutions, shall have and may exercise, subject to applicable law, the Certificate of Incorporation and these Bylaws, the powers and authority of the Board of Directors. A majority of all the members of any such committee shall constitute a quorum for the transaction of business by the committee. A majority of all the members of any such committee present at a meeting at which a quorum is present may determine its action and fix the time and place, if any, of its meetings and specify what notice thereof, if any, shall be given, unless the Board of Directors shall otherwise provide. The Board of Directors shall have the power to change the members of any such committee at any time, to fill vacancies and to discharge any such committee, either with or without cause, at any time. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required. During the Protected Period, each committee of the Board of Directors (including the audit committee) shall include, to the extent that any such directors are serving at such time, at least one Carlos Designated Director, except to the extent that such membership would violate applicable securities laws or stock exchange or stock market rules. During the Protected Period, each committee of the Board of Directors (including the audit committee) shall include, to the extent that any such directors are serving at such time, at least one Liberty Director (excluding any committee formed for the purpose of evaluating a transaction between the Company or any of its Affiliates, on the one hand, and Liberty or any of its Affiliates, on the other hand), except to the extent that such membership would violate applicable securities laws or stock exchange or stock market rules.

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Section 3.09 Remote Meeting. Unless otherwise restricted by the Certificate of Incorporation, members of the Board of Directors, or members of any committee designated by the Board of Directors, may participate in meetings of the Board of Directors, or any committee thereof, by means of telephone conference or similar communications equipment that allows all Persons participating in the meeting to hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 3.10 Action Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any meeting by the Board of Directors or any committee thereof, as the case may be, may be taken without a meeting if a consent thereto is signed or transmitted electronically, as the case may be, by all members of the Board of Directors or of such committee, as the case may be. After any such action is taken, the writing or writings or electronic transmission or transmissions shall be filed with the minutes of proceedings of the Board of Directors or such committee. Such filing shall be in paper form if the minutes are maintained in paper form or shall be in electronic form if the minutes are maintained in electronic form.

Section 3.11 Reliance on Books and Records. A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of such Person’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other Person as to matters the member reasonably believes are within such other Person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

ARTICLE IV

OFFICERS

Section 4.01 Appointment, Selection and Designation of Officers Other Than Chief Executive Officer. The Chief Executive Officer may, from time to time as they deem advisable, select and designate other officers of the Corporation and assign titles to any such Persons, including “President,” “Chief Operating Officer,” “Chief Financial Officer,” “General Counsel,” “Chief Legal Officer,” “Chief Administrative Officer,” “Chief Compliance Officer,” “Principal Accounting Officer,” “Vice President,” “Treasurer,” “Assistant Treasurer,” “Secretary,” “Assistant Secretary,” “General Manager,” “Senior Managing Director,” “Managing Director,” “Director” or “Principal.” Any vacancies occurring in any office other than the office of Chief Executive Officer may be filled by the Chief Executive Officer in the same manner as such officers are appointed and selected pursuant to this Section 4.01.

Section 4.02 Delegation of Duties. Unless the Board of Directors determines otherwise, if a title is one commonly used for officers of a corporation formed under the DGCL, the assignment of such title shall constitute the delegation to such Person of the authorities and duties that are normally associated with that office. The Board of Directors may delegate to any officer any of the Board of Director’s powers to the extent permitted by applicable law, including the power to bind the Corporation. Any delegation pursuant to this Section 4.02 may be revoked at any time by the Board of Directors.

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Section 4.03 Officers As Agents. The officers, to the extent of their powers set forth under applicable law, the Certificate of Incorporation or these Bylaws or otherwise vested in them by action of the Board of Directors not inconsistent with applicable law, the Certificate of Incorporation or these Bylaws, are agents of the Corporation for the purpose of the Corporation’s business and the actions of the officers taken in accordance with such powers shall bind the Corporation.

ARTICLE V

STOCK

Section 5.01 List of Stockholders Entitled To Vote. The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote at the meeting is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote at the meeting as of the 10th day before the meeting date), arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least 10 days prior to the meeting (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting, if any, or (b) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting, if any, if required by law. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 5.01 or to vote in Person or by proxy at any meeting of stockholders.

Section 5.02 Fixing Date for Determination of Stockholders of Record.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at or attend such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for

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making such determinations. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at or attend a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at or attend a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at or attend the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at or attend the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than 60 days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 5.03 Stock Certificates. Unless the Board of Directors shall provide by resolution or resolutions otherwise in respect of some or all of any or all classes or series of stock of the Corporation, the stock of the Corporation shall not be evidenced by certificates. Stock certificates that may be issued shall be executed on behalf of the Corporation by any two duly authorized officers of the Corporation. No certificate evidencing shares of Common Stock or Preferred Stock (each as defined in the Certificate of Incorporation) shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the Board of Directors resolves to issue certificates evidencing shares of Common Stock or Preferred Stock in global form, the certificates evidencing such shares of Common Stock or Preferred Stock shall be valid upon receipt of a certificate from the Transfer Agent certifying that the certificates evidencing such shares of Common Stock or Preferred Stock have been duly registered in accordance with the directions of the Corporation. The use of facsimile signatures affixed in the name and on behalf of the Transfer Agent on certificates, if any, representing shares of stock of the Corporation is expressly permitted.

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Section 5.04 Mutilated, Destroyed, Lost or Stolen Stock Certificates.

(a) If any mutilated certificate evidencing shares of stock of the Corporation is surrendered to the Transfer Agent, two authorized officers of the Corporation shall execute, and, if applicable, the Transfer Agent shall countersign and deliver in exchange therefor, a new certificate evidencing the same number and class of stock as the certificate so surrendered.

(b) Any two authorized officers of the Corporation shall execute and deliver, and, if applicable, the Transfer Agent shall countersign a new certificate in place of any certificate previously issued if the record holder of shares represented by the certificate

(i)	makes proof by affidavit, in form and substance satisfactory to the Corporation, that a previously issued certificate has been lost, destroyed or stolen;

(ii)	requests the issuance of a new certificate before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

(iii)

if requested by the Corporation, delivers to the Corporation a bond, in form and substance satisfactory to the Corporation, with surety or sureties and with fixed or open penalty as the Corporation may direct to indemnify the Corporation, the stockholders and, if applicable, the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the certificate; and

(iv)	satisfies any other reasonable requirements imposed by the Corporation.

(c) As a condition to the issuance of any new certificate under this Section 5.04, the Corporation may require the payment of a sum sufficient to cover any tax or other charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent, if applicable) reasonably connected therewith.

Section 5.05 Registration and Transfer of Stock.

(a) The Corporation shall keep or cause to be kept on behalf of the Corporation a stock ledger in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of this Section 5.05, the Corporation will provide for the registration and transfer of stock of the Corporation. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Stock and Preferred Stock (other than Series I Preferred Stock (as defined in the Certificate of Incorporation)) and transfers of such stock as herein provided. The Corporation shall not recognize transfers of certificates evidencing shares of stock of the Corporation unless such transfers are effected in the manner described in this Section 5.05. Upon surrender of a certificate for registration of transfer of any shares of stock of the Corporation evidenced by a certificate, and subject to the provisions of Section 5.05(b), any two authorized

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officers of the Corporation shall execute and deliver, and in the case of Common Stock and Preferred Stock (other than Series I Preferred Stock), the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new certificates evidencing the same aggregate number and type of stock of the Corporation as was evidenced by the certificate so surrendered.

(b) The Corporation shall not recognize any transfer of shares of stock of the Corporation evidenced by certificates until the certificates evidencing such shares of stock are surrendered for registration of transfer. No charge shall be imposed by the Corporation for such transfer; provided that as a condition to the issuance of any new certificate, the Corporation may require the payment of a sum sufficient to cover any tax or other charge that may be imposed with respect thereto.

(c) Subject to (i) the provisions of the Certificate of Incorporation (including, with respect to any series of Preferred Stock of the Corporation, the provisions of any certificate of designations establishing such series), (ii) Section 5.05(d), (iii) any contractual provisions binding on any holder of shares of stock of the Corporation and (iv) provisions of applicable law, including the Securities Act, the stock of the Corporation shall be freely transferable. Stock of the Corporation issued pursuant to any employee-related policies or equity benefit plans, programs or practices adopted by the Corporation may be subject to any transfer restrictions contained therein.

(d) Notwithstanding the other provisions of this Section 5.05, no transfer of any shares of stock of the Corporation shall be made if such transfer would violate the then applicable U.S. federal or state securities laws or rules and regulations of the Commission, any U.S. state securities commission or any other governmental authority with jurisdiction over such transfer; provided, that nothing in this Section 5.05 shall preclude the settlement of any transactions involving shares of stock of the Corporation entered into through the facilities of any National Securities Exchange on which such shares of stock are listed for trading.

ARTICLE VI

BOOKS, RECORDS, ACCOUNTING

Section 6.01 Records and Accounting. The Corporation shall keep or cause to be kept appropriate books and records with respect to the Corporation’s business. Any books and records maintained by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, method, or 1 or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time, and, with respect to the stock ledger, conforms with the requirements of the DGCL. The books of the Corporation shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 6.02 Fiscal Year. The fiscal year of the Corporation (each, a “Fiscal Year”) shall be a year ending December 31. The Board of Directors may change the Fiscal Year of the Corporation at any time and from time to time in each case as may be required or permitted under the Internal Revenue Code of 1986, as amended, or applicable United States Treasury Regulations.

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ARTICLE VII

MISCELLANEOUS

Section 7.01 Definitions. Terms used in these Bylaws and not defined herein shall have the meanings assigned to such terms in the Certificate of Incorporation. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in these Bylaws:

“Board of Directors” has the meaning assigned to such term in Section 1.01.

“Cause” means the termination of a Person’s employment or service on the Board of Directors, for any of the following reasons: (A) a Person’s violation of any law or regulation applicable to the business of the Corporation, or conviction of or plea of no contest to a felony or any crime involving moral turpitude or dishonesty; (B) willful misconduct or gross negligence by a Person in the performance of a Person’s duties that is not cured by a Person (to the extent capable of cure) within ten (10) days following written notice being given to a Person of such breach; or (C) any act or acts of dishonesty by a Person intended to result in a Person’s personal gain or enrichment at the expense of the Corporation or any of its customers, partners, affiliates, parents or employees, including but not limited to willful misappropriation or conversion of the Corporation’s assets. For the purposes of this provision, no act or failure to act on the part of a Person shall be considered “willful” unless it is done, or omitted to be done, by a Person in bad faith and without reasonable belief that a Person’s action or omission was in the best interests of the Corporation. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board of Directors, or upon the instructions of the Board of Directors, or based upon the good faith advice of counsel for the Corporation, shall be conclusively presumed to be done, or omitted to be done, by a Person in good faith and in the best interests of the Corporation.

“Certificate of Incorporation” has the meaning assigned to such term in Section 1.01.

“Corporation” has the meaning assigned to such term in Section 1.01.

“Designated Subsidiary” of any Person shall have the meaning assigned to such term in the Certificate of Incorporation.

“electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

“Fiscal Year” has the meaning assigned to such term in Section 6.02.

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“Independent Director” means a director that is independent for purposes of the Audit Committee of the Board of Directors under the rules and regulations of the New York Stock Exchange, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended.

“Liberty” means Liberty Mutual Insurance Co.

“Liberty Directors” means any director designees of PT Independence Energy Holdings, LLC appointed pursuant to any written agreement by and between PT Independence Energy Holdings, LLC and the Series I Preferred Stockholder.

“Person” means an individual or a corporation, limited liability company, partnership (general or limited, including any limited liability limited partnership), joint venture, trust, unincorporated organization, association (including any group, organization, co-tenancy, plan, board, council or committee), government (including a country, state, county, or any other governmental or political subdivision, agency or instrumentality thereof) or other entity (or series thereof).

“Protected Period” means the period from the date hereof until the date of the third annual meeting of the stockholders of the Corporation that is held following the date hereof in accordance with these Bylaws.

Section 7.02 Corporate Seal. The Board of Directors may provide a suitable seal, containing the name of the Corporation.

Section 7.03 Delivery to the Corporation. Whenever these Bylaws require any holder of Common Stock (including a record or beneficial owner thereof) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, with respect to any notice from any record or beneficial owner of Common Stock under the Certificate of Incorporation, these Bylaws or the DGCL, to the fullest extent permitted by law, the Corporation expressly opts out of Section 116 of the DGCL.

Section 7.04 Construction; Section Headings. For purposes of these Bylaws, unless the context otherwise requires, (a) references to “Articles”, “Sections” and “clauses” refer to articles, sections and clauses of these Bylaws and (b) the term “include” or “includes” means includes, without limitation, and “including” means including, without limitation. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 7.05 Inconsistent Provisions. In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the DGCL or any other applicable law, such provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

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ARTICLE VIII

AMENDMENTS

Section 8.01 Amendments. Except as provided in Section 8.02 or Section 8.03 of these Bylaws or in the Certificate of Incorporation, the Board of Directors is expressly authorized to adopt, amend and repeal, in whole or in part, these Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the DGCL or the Certificate of Incorporation.

Section 8.02 Series I Preferred Stockholder Approval. In addition to any vote or consent required by the Certificate of Incorporation, these Bylaws or applicable law, the amendment or repeal, in whole or in part, of Sections 2.05 through 2.07, Sections 3.02 through 3.10, Sections 5.03 through 5.05 and Article IV, Article VI and this Article VIII, or the adoption of any provision inconsistent therewith, shall require, prior to the Trigger Date, the prior approval of the Series I Preferred Stockholder.

Section 8.03 Protected Period. Solely during the Protected Period, any amendment of the provisions of these Bylaws that are expressly applicable only during the Protected Period or this Article VIII shall require the prior approval of a majority of the Independent Directors.

* * *

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Exhibit B

IE PUBCO INC.

2021 MANAGER INCENTIVE PLAN

PERFORMANCE STOCK UNIT GRANT NOTICE

Pursuant to the terms and conditions of the IE PubCo Inc. 2021 Manager Incentive Plan, as amended from time to time (the “Plan”), IE PubCo Inc., a Delaware corporation (the “Company”), hereby grants to [KKR External Manager], a Delaware limited liability company (the “Participant”), the number of Restricted Stock Units subject to performance-based vesting (the “PSUs”) set forth below. This award of PSUs (this “Award”) is subject to the terms and conditions set forth herein and in the Performance Stock Unit Agreement attached hereto as Exhibit A (the “Agreement”) and the Plan, each of which is incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings set forth in the Plan.

Participant:	[KKR External Manager]

Date of Grant:	[•]

Award Type and Description:

This Award is granted pursuant to Article IX of the Plan. This Award represents the right to receive shares of Common Stock in an amount ranging from 0% to 240% of each Target PSU (as defined below), subject to the terms and conditions set forth herein and in the Agreement.

Each Target PSU corresponds to a number of shares of Common Stock equal to 2% of the total number of shares of Common Stock outstanding on each Performance Period End Date (as defined below).

Following the Committee’s certification of the level of achievement with respect to the Performance Goals (as defined below) following each Performance Period End Date, a portion of each Target PSU ranging from 0% to 240% of the Target PSU shall be deemed the “Earned Amount.” The Participant’s right to receive settlement of the applicable Earned Amount for a given Performance Period (as defined below) shall vest and become nonforfeitable as of the Performance Period End Date prior to such certification.

Target Number of PSUs:	5 (collectively the “Target PSUs” and each a “Target PSU”)

[1]	Note to Draft: Each Performance Period to be three years.

Performance Period:

[•][1] (the “First Performance Period Commencement Date”) through [•] (the “First Performance Period End Date” and such period, the “First Performance Period”);

[•] (the “Second Performance Period Commencement Date”) through [•] (the “Second Performance Period End Date” and such period, the “Second Performance Period”);

[•] (the “Third Performance Period Commencement Date”) through [•] (the “Third Performance Period End Date” and such period, the “Third Performance Period”);

[•] (the “Fourth Performance Period Commencement Date”) through [•] (the “Fourth Performance Period End Date” and such period, the “Fourth Performance Period”); and

[•] (the “Fifth Performance Period Commencement Date”) through

[•] (the “Fifth Performance Period End Date” and such period, the “Fifth Performance Period”).

Each of the First Performance Period Commencement Date, the Second Performance Period Commencement Date, the Third Performance Period Commencement Date, the Fourth Performance Period Commencement Date and the Fifth Performance Period Commencement Date are referred to as a “Performance Period Commencement Date” with respect to the applicable period and each of the First Performance Period End Date, the Second Performance Period End Date, the Third Performance Period End Date, the Fourth Performance Period End Date and the Fifth Performance Period End Date are referred to as a “Performance Period End Date” with respect to the applicable period.

Each of First Performance Period, Second Performance Period, Third Performance Period, Fourth Performance Period and Fifth Performance Period are referred to as a “Performance Period.”

Performance Goals:	The “Performance Goals” are based on the Company’s achievement with respect to the performance goals described in Exhibit B attached hereto.

Settlement:	Subject to Section 3 of the Agreement, settlement of this Award shall be made solely in shares of Common Stock, which shall be delivered to the Participant in accordance with the Agreement.

By its signature below, the Participant agrees to be bound by the terms and conditions of the Plan, the Agreement and this Performance Stock Unit Grant Notice (this “Grant Notice”). The Participant acknowledges that it has reviewed the Agreement, the Plan and this Grant Notice in their entirety and fully understand all provisions of the Agreement, the Plan and this Grant Notice. The Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee regarding any questions or determinations that arise under the Agreement, the Plan or this Grant Notice. This Grant Notice may be executed in one or more counterparts (including portable document format (.pdf) and facsimile counterparts or through an electronic administrative system designated by the Company), each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, the Company has caused this Grant Notice to be executed by an officer thereunto duly authorized, and the Participant has caused this Grant Notice to be executed by an officer thereunto duly authorized, effective for all purposes as provided above.

IE PUBCO INC.

By:
Name:
Title:
Date:

The foregoing agreement is hereby accepted and the terms and conditions thereof hereby agreed to by the Participant.

[KKR EXTERNAL MANAGER]

By:
Name:
Title:
Date:

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EXHIBIT A

PERFORMANCE STOCK UNIT AGREEMENT

This Performance Stock Unit Agreement (together with the Grant Notice to which this Agreement is attached, this “Agreement”) is made as of the Date of Grant set forth in the Grant Notice to which this Agreement is attached by and between [IE PubCo Inc.], a Delaware corporation (the “Company”), and [KKR External Manager], a Delaware limited liability company (the “Participant”). Capitalized terms used but not specifically defined herein shall have the meanings specified in the Plan or the Grant Notice.

1. Award. In consideration of the Participant’s past and/or continued service to the Company or its Affiliates and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, effective as of the Date of Grant set forth in the Grant Notice (the “Date of Grant”), the Company hereby grants to the Participant the Target PSUs set forth in the Grant Notice on the terms and conditions set forth in the Grant Notice, this Agreement and the Plan, which is incorporated herein by reference as a part of this Agreement. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan shall control. To the extent earned and vested, (i) this Award represents the right to receive shares of Common Stock in an amount ranging from 0% to 240% of the Target PSUs and (ii) each Target PSU represents the right to receive a number of shares of Common Stock equal to 2% of the total number of shares of Common Stock outstanding on each Performance Period End Date, subject to the terms and conditions set forth in the Grant Notice, this Agreement and the Plan. Unless and until any portion of this Award vests and becomes earned in the manner set forth in the Grant Notice, the Participant will have no right to receive any Common Stock or other payments in respect of this Award, except as otherwise specifically provided for in the Plan or this Agreement (including Section 4(b)). Prior to settlement of this Award, the Target PSUs and this Award represent an unsecured obligation of the Company, payable only from the general assets of the Company.

2. Earning and Vesting of PSUs.

(a) Except as otherwise set forth in Section 2(b), the Earned Amount for each Performance Period shall be determined with respect to a single Target PSU for such Performance Period based on the extent to which the Company has satisfied the Performance Goals set forth in the Grant Notice, which shall be determined by the Committee in its sole discretion following the end of such Performance Period as described in Exhibit B attached hereto. By way of example, (i) if the level of achievement with respect to the Absolute TSR Performance Goal is 145% for a given Performance Period, then the Earned Amount with respect to the 0.6 Target PSU that is subject to the Absolute TSR Performance Goal is equal to 300%, which means that 180% (300% times 0.6) of the Target PSU shall have been earned; (ii) if the level of achievement with respect to the Relative TSR Performance Goal is equal to or greater than the 80th percentile for the same Performance Period, then the Earned Amount with respect to the 0.4 Target PSU that is subject to the Relative TSR Performance Goal is equal to 150%, which means that 60% (150% times 0.4) of the Target PSU shall have been earned; and (iii) the total Earned Amount with respect to the Target PSU for such Performance Period is determined to be 240% (180% plus 60%) of the Target PSU for such Performance Period, which is equivalent to a number of shares of Common Stock equal to 4.8% of the total number of shares of Common Stock outstanding on the applicable Performance Period End Date. To the extent that a Target PSU does not become earned during the corresponding Performance Period, such Target PSU shall be automatically forfeited without further notice and at no cost to the Company. In the event of the termination of that certain Management Agreement among the Company and the Participant, as amended from time to time (the “Management Agreement”) while any Target PSUs remain unearned (but after giving effect to any accelerated vesting pursuant to Section 2(b)), such unearned Target PSUs (and all rights arising from such Target PSUs and from being a holder thereof) will terminate automatically without any further action by the Company and will be forfeited without further notice and at no cost to the Company.

(b) Upon the occurrence of a Change in Control or a complete liquidation or dissolution of the Company, the Earned Amount with respect to all unearned Target PSUs shall immediately be deemed to be 100% of such Target PSUs on the Control Change Date or the date of liquidation or dissolution, as applicable, if the Management Agreement has not been terminated prior to such Control Change Date or such date of liquidation or dissolution, as applicable.

3. Settlement of PSUs. As soon as administratively practicable following each Performance Period End Date, but in no event later than 30 days thereafter, the Company shall deliver to the Participant a number of shares of Common Stock equal to the Earned Amount with respect to the Target PSU for the Performance Period, provided, however, that, notwithstanding anything contained herein to the contrary, if insufficient shares of Common Stock remain available under the Plan to be delivered in settlement of the Earned Amount, the Company shall deliver to the Participant a cash amount equal to the product of the Fair Market Value on such Performance Period End Date and the number of shares of Common Stock that could not be delivered. All Common Stock issued hereunder shall be delivered either by delivering one or more certificates for such shares to the Participant or by entering such shares in book-entry form, as determined by the Committee in its sole discretion. The value of Common Stock shall not bear any interest owing to the passage of time. Neither this Section 3 nor any action taken pursuant to or in accordance with this Agreement shall be construed to create a trust or a funded or secured obligation of any kind.

4. Rights as a Stockholder; Dividends.

(a) The Participant shall have no rights as a stockholder of the Company with respect to any Common Stock that may become deliverable hereunder unless and until the Participant has become the holder of record of such Common Stock, and no adjustments shall be made for dividends in cash or other property, distributions or other rights in respect of any such Common Stock, except as otherwise specifically provided for in the Plan or this Agreement; provided, however, that the Participant shall be entitled to participate in the gains and losses of the Company with respect to the Target PSUs granted hereunder.

(b) The Participant will have no right to receive any dividends or other distribution with respect to a Target PSU unless and until shares of Common Stock have been delivered in respect of the Earned Amount determined with respect to such Target PSU, if any, in accordance with the terms and conditions of this Agreement.

5. Tax Withholding. To the extent that the receipt, vesting or settlement of this Award results in any federal, state, local and/or foreign tax obligations applicable to the Participant, to the extent required under applicable law, the Participant shall make arrangements satisfactory to the Company for the satisfaction of such obligations.

6. Non-Transferability. Except as otherwise determined by the Committee, the Award may not be transferred at any time prior to becoming earned, vested and settled.

7. Compliance with Applicable Law. Notwithstanding any provision of this Agreement to the contrary, the issuance of Common Stock hereunder will be subject to compliance with all applicable requirements of applicable law with respect to such securities and with the requirements of any stock exchange or market system upon which the Common Stock may then be listed. No Common Stock will be issued hereunder if such issuance would constitute a violation of any applicable law or regulation or the requirements of any stock exchange or market system upon which the Common Stock may then be listed. In addition, Common Stock will not be issued hereunder unless (a) a registration statement under the Securities Act of 1933, as amended, is in effect at the time of such issuance with respect to the shares to be issued or (b) shares to be issued are permitted to be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act of 1933, as amended. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed to be necessary for the lawful issuance and sale of any Common Stock hereunder will relieve the Company of any liability in respect of the failure to issue such shares as to which such requisite authority has not been obtained. As a condition to any issuance of Common Stock hereunder, the Company may require the Participant to satisfy any requirements that may be necessary or appropriate to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect to such compliance as may be requested by the Company.

8. Legends. If a stock certificate is issued with respect to Common Stock delivered hereunder, such certificate shall bear such legend or legends as the Committee deems appropriate in order to reflect the restrictions set forth in this Agreement and to ensure compliance with the terms and provisions of this Agreement, the rules, regulations and other requirements of the Securities and Exchange Commission, any applicable laws or the requirements of any stock exchange on which the Common Stock is then listed. If the shares of Common Stock issued hereunder are held in book-entry form, then such entry will reflect that the shares are subject to the restrictions set forth in this Agreement.

9. Lock-Up Period. If so requested by the Company or any representative of the underwriters in connection with any offering of the Company’s securities (an “Offering”), the Participant (or other holder) shall not sell or otherwise transfer or distribute any Common Stock or other securities of the Company (or any securities convertible or exchangeable or exercisable for Common Stock or engage in any hedging transactions relating to Common Stock) during such period as may be requested in writing by such underwriters and agreed to in writing by the Company.

10. Notices. Notices hereunder shall be mailed or delivered to the Company at its principal place of business and shall be mailed or delivered to the Participant at the address on file with the Company or, in either case, at such other address as one party may subsequently furnish to the other party in writing. Any notice that is delivered personally or by overnight courier or telecopier in the manner provided herein shall be deemed to have been duly given to the Participant when it is mailed by the Company or, if such notice is not mailed to the Participant, upon receipt by the Participant. Any notice that is addressed and mailed in the manner herein provided shall be conclusively presumed to have been given to the party to whom it is addressed at the close of business, local time of the recipient, on the fourth day after the day it is so placed in the mail.

11. Consent to Electronic Delivery; Electronic Signature. In lieu of receiving documents in paper format, the Participant agrees, to the fullest extent permitted by law, to accept electronic delivery of any documents that the Company may be required to deliver (including, but not limited to, prospectuses, prospectus supplements, grant or award notifications and agreements, account statements, annual and quarterly reports and all other forms of communications) in connection with this and any other Award made or offered by the Company. Electronic delivery may be via a Company electronic mail system or by reference to a location on a Company intranet to which the Participant has access. The Participant hereby consents to any and all procedures the Company has established or may establish for an electronic signature system for delivery and acceptance of any such documents that the Company may be required to deliver, and agrees that the Participant’s electronic signature is the same as, and shall have the same force and effect as, the Participant’s manual signature.

12. Agreement to Furnish Information. The Participant agrees to cause to be furnished to the Company all information requested by the Company to enable it to comply with any reporting or other requirement imposed upon the Company by or under any applicable statute or regulation.

13. Entire Agreement; Amendment. This Agreement and the provisions of the Management Agreement that relate to this Award constitute the entire agreement of the parties with regard to the subject matter hereof, and contains all the covenants, promises, representations, warranties and agreements between the parties with respect to the Target PSUs granted hereby. Without limiting the scope of the preceding sentence, except as provided therein, all prior understandings and agreements, if any, among the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect. The Committee may, in its sole discretion, amend this Agreement from time to time in any manner that is not inconsistent with the Plan; provided, however, that except as otherwise provided in the Plan or this Agreement, any such amendment that materially reduces the rights of the Participant shall be effective only if it is in writing and signed by both the Participant and an authorized officer of the Company.

14. Severability and Waiver. If a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, then the invalidity or unenforceability of such provision shall not affect the validity or enforceability of any other provision of this Agreement, and all other provisions shall remain in full force and effect. Waiver by any party of any breach of this Agreement or failure to exercise any right hereunder shall not be deemed to be a waiver of any other breach or right. The failure of any party to take action by reason of such breach or to exercise any such right shall not deprive the party of the right to take action at any time while or after such breach or condition giving rise to such rights continues.

15. Clawback. Notwithstanding any provision in the Grant Notice, this Agreement or the Plan to the contrary, to the extent required by (a) applicable law, including, without limitation, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, any Securities and Exchange Commission rule or any applicable securities exchange listing standards and/or (b) any policy that may be adopted or amended by the Board from time to time, all Common Stock issued hereunder shall be subject to forfeiture, repurchase, recoupment and/or cancellation to the extent necessary to comply with such law(s) and/or policy.

16. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED THEREIN, EXCLUSIVE OF THE CONFLICT OF LAWS PROVISIONS OF DELAWARE LAW.

17. Successors and Assigns. The Company may assign any of its rights under this Agreement without the Participant’s consent. This Agreement will be binding upon and inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth herein and in the Plan, this Agreement will be binding upon the Participant and any Affiliate of the Participant to whom the Target PSUs may be transferred.

18. Headings. Headings are for convenience only and are not deemed to be part of this Agreement.

19. Section 409A. Notwithstanding anything herein or in the Plan to the contrary, this Award is intended to be exempt from the applicable requirements of Section 409A and shall be limited, construed and interpreted in accordance with such intent. Notwithstanding the foregoing, the Company and its Affiliates make no representations that this Award is exempt from or compliant with Section 409A and in no event shall the Company or any Affiliate be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Participant on account of non-compliance with Section 409A.

EXHIBIT B

PERFORMANCE GOALS FOR PERFORMANCE STOCK UNITS

For each Performance Period, the performance goals for (i) 60% of the Target PSU (the “Absolute TSR Portion”) shall be based on the Company’s absolute total stockholder return (“Absolute TSR”) during the applicable Performance Period (the “Absolute TSR PSUs”) and (ii) 40% of the Target PSU (the “Relative TSR Portion”) shall be based on the relative total stockholder return (“Relative TSR” and together with Absolute TSR, the “Performance Goals”) ranking of the Company as compared to the Company’s Performance Peer Group during the applicable Performance Period (the “Relative TSR PSUs”). The Committee, in its sole discretion, shall have final authority to make factual determinations, interpret any ambiguities and resolve any and all issues with respect to the Performance Goals.

Absolute TSR Performance Goal

For each Performance Period, the Committee, in its sole discretion, will review, analyze and certify the Company’s Absolute TSR in order to determine the Earned Amount with respect to the Absolute TSR Portion for such Performance Period in accordance with the table below.

Absolute TSR (%)	Earned Amount (% of Absolute TSR Portion)*

<25%	0%

25%	100%

55%	150%

85%	200%

115%	250%

145%	300%

*The Earned Amount for performance between the achievement levels shall be calculated using linear interpolation.

Calculation of Absolute TSR

The Company’s Absolute TSR annualized for the applicable Performance Period will be calculated based on the following formula, which shall then be multiplied by 100 such that the result is expressed as a percentage:

Exhibit A-6

For purposes of the preceding formula, the following terms shall have the meanings specified below:

“Beginning Share Price” means (i) with respect to the First Performance Period, the volume-weighted average price per share of Common Stock for the 20 consecutive trading days beginning on and including the First Performance Period Commencement Date or (ii) with respect to each Performance Period other than the First Performance Period, the volume-weighted average price per share of Common Stock for the 20 consecutive trading days immediately preceding the applicable Performance Period Commencement Date.

“Cumulative Dividends” means the aggregate amount of dividends and other distributions paid on a share of Common Stock during the applicable Performance Period, assuming that such dividends and other distributions were reinvested in the Company as of the applicable ex-dividend dates during the applicable Performance Period.

“Ending Share Price” means the volume-weighted average price per share of Common Stock for the 20 consecutive trading days immediately preceding the applicable Performance Period End Date.

Relative TSR Performance Goal

For each Performance Period, the Committee, in its sole discretion, will review, analyze and certify the Company’s Relative TSR in order to determine the Earned Amount with respect to the Relative TSR Portion for such Performance Period in accordance with the table below.

Relative TSR Percentile Ranking	Earned Amount (% of Relative TSR Portion)*

<20th Percentile	0%

20th Percentile	50%

40th Percentile	75%

60th Percentile	100%

70th Percentile	125%

≥80th Percentile	150%

*The Earned Amount for performance between two different performance levels shall be calculated using linear interpolation.

Determination of Relative TSR

The total stockholder return for the Company shall be determined using the Absolute TSR formula set forth above. The total stockholder return for each member of the Performance Peer Group will be calculated by dividing (i) (a) the volume-weighted average price per share of such entity’s common stock for the 20 consecutive trading days immediately preceding the Performance Period End Date minus (b) the volume-weighted average price per share of such entity’s common stock for the 20 consecutive trading days immediately preceding the applicable Performance Period Commencement Date plus (c) the aggregate amount of dividends and other distributions paid per share of such entity’s common stock during the applicable Performance Period (assuming that such dividends and other distributions were reinvested in the applicable entity as of the applicable ex-dividend dates during the applicable Performance Period) by (ii) the volume-weighted average price per share of such entity’s common stock for the 20 consecutive trading days immediately preceding the applicable Performance Period Commencement Date.

To determine the Company’s ranking for the Performance Period, total stockholder return will be calculated for the Company and each entity in the Performance Peer Group. The entities will be arranged by their respective total stockholder return (highest to lowest) and the rank of the Company within the Performance Peer Group will be determined.

Performance Peer Group

The Company’s “Performance Peer Group” for purposes of this Agreement shall consist of the following companies:

Ticker	Name

In the event a member of the Performance Peer Group files for bankruptcy or liquidates due to an insolvency or is delisted due to failure to meet a national securities exchange’s minimum market capitalization requirement, such entity shall continue to be treated as a member of the Performance Peer Group, and the volume-weighted average price per share of such entity’s common stock for the 20 consecutive trading days immediately preceding the applicable Performance Period End Date shall be treated as $0 if the common stock of such entity is no longer listed or traded on a national securities exchange on the applicable Performance Period End Date (and if multiple members of the Performance Peer Group file for bankruptcy or liquidate due to an insolvency or are delisted, such members shall be ranked in order of when such bankruptcy, liquidation or delisting occurs, with earlier bankruptcies, liquidations or delistings ranking lower than later bankruptcies, liquidations or delistings).

In the event of a merger or other business combination involving one member of the Performance Peer Group or the formation of a new parent company by a member of the Performance Peer Group in which, immediately after the transaction, substantially all of the assets and liabilities of the surviving, resulting, successor entity, or new parent company, as the case may be, consist of the equity interests in the original member of the Performance Peer Group or the assets and liabilities of the original member of the Performance Peer Group immediately prior to the transaction, the surviving, resulting, successor entity, or new parent company, as the case may be, shall be substituted for the original member of the Performance Peer Group to the extent (and for such period of time) that the common stock (or similar equity securities) of the surviving, resulting, successor entity, or new parent company, as the case may be, is listed or traded on a national securities exchange but the common stock of the original member of the Performance Peer Group is not. In the event of a merger or other business combination of two members of the Performance Peer Group (including, without limitation, the acquisition of one member of the Performance Peer Group, or all or substantially all of its assets, by another member of the Performance Peer Group), the surviving, resulting or successor entity, as the case may be, shall continue to be treated as a member of the Performance Peer Group, provided that the common stock (or similar equity securities) of such entity is listed or traded on a national securities exchange on the Performance Period End Date. With respect to the preceding two sentences, the volume-weighted average price per share of the applicable entity’s common stock (or similar equity securities) shall be equitably and proportionately adjusted to the extent necessary to mitigate the impact of the applicable transaction and preserve the intended incentives of this Award.

EXHIBIT C

FORM OF AMENDED AND RESTATED OPCO LIMITED LIABILITY COMPANY

AGREEMENT

Exhibit C

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

IE OPCO LLC

DATED AS OF [    ], 2021

THE LIMITED LIABILITY COMPANY INTERESTS IN IE OPCO, LLC HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAWS OF ANY STATE, OR ANY OTHER APPLICABLE SECURITIES LAWS, AND HAVE BEEN OR ARE BEING ISSUED IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH INTERESTS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE SECURITIES LAWS OF ANY STATE AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT; AND (III) ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BETWEEN THE MANAGING MEMBER AND THE APPLICABLE MEMBER. THE LIMITED LIABILITY COMPANY INTERESTS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS, THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, AND ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BY THE MANAGING MEMBER AND THE APPLICABLE MEMBER. THEREFORE, PURCHASERS AND OTHER TRANSFEREES OF SUCH LIMITED LIABILITY COMPANY INTERESTS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT OR ACQUISITION FOR AN INDEFINITE PERIOD OF TIME.

-i-

-ii-

-iii-

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

IE OPCO LLC

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (as amended, supplemented or restated from time to time, this “Agreement”) is entered into as of [•], 2021, by and among IE OpCo LLC, a Delaware limited liability company (the “Company”), IE PubCo Inc., a Delaware corporation (“PubCo”), Independence Energy Aggregator L.P., a Delaware limited partnership (“Isla Aggregator”), PT Independence Energy Holdings, LLC, a Delaware limited liability company (“PT Isla”), and each other Person who is or at any time becomes a Member in accordance with the terms of this Agreement and the Act. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in Section 1.1.

RECITALS

WHEREAS, the Company was formed by Independence Energy LLC, a Delaware limited liability company (“Isla”), as the Company’s sole member on June 3, 2021 pursuant to and in accordance with the Act;

WHEREAS, the Company is governed by that certain Limited Liability Company Agreement of the Company dated June 3, 2021, as such may have been amended, supplemented or modified from time to time (the “Existing LLC Agreement”);

WHEREAS, certain Persons that are a party to this Agreement, among others, previously entered into that certain Transaction Agreement, dated as of June 7, 2021 (the “Transaction Agreement”), pursuant to which, such Persons agreed that, among other things, PubCo would be admitted as the Managing Member of the Company in connection with the transactions contemplated thereby (the “Transactions”);

WHEREAS, pursuant to the Transaction Agreement, and as more fully described therein, (a) Isla distributed the Units in the Company held by it to Isla Aggregator and PT Isla, and Isla merged with and into the Company with the Company surviving the merger (the “Isla Merger”), (b) immediately thereafter, a corporate merger subsidiary of PubCo merged with and into Contango Oil & Gas Company, a Texas corporation (“Cabo”), with Cabo surviving the merger (the “First Merger”), (c) immediately thereafter, Cabo merged with and into a disregarded merger subsidiary of PubCo (the “Second Merger Sub”) with the Second Merger Sub surviving the merger as a wholly owned subsidiary of PubCo (the “Second Merger” and together with the First Merger, the “Mergers”), (d) immediately thereafter, PubCo contributed 100% of the equity interests in the Second Merger Sub to the Company in exchange for (i) a number of Units in the Company such that, after giving effect to such contribution and the Mergers, PubCo held a number of Units equal to the number of Class A Shares issued and outstanding immediately after giving effect to the transactions contemplated by the Transaction Agreement and (ii) other Equity Securities in the Company corresponding to the other Equity Securities in PubCo issued and outstanding immediately after giving effect to the transactions contemplated by the Transaction Agreement (other than the Class B Shares and the Series I Preferred Share), if any, and (d) PubCo then became the Managing Member of the Company;

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WHEREAS, the Company is intended to be treated as a continuation of Isla pursuant to section 708(a) of the Code for U.S. federal income tax purposes;

WHEREAS, the Units owned by each of the Members immediately after the Transactions are set forth on Exhibit A; and

WHEREAS, the Members of the Company desire to amend and restate the Existing LLC Agreement and adopt this Agreement, which shall supersede and replace the Existing LLC Agreement in its entirety and become effective at the effective time of the Isla Merger.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement and the Schedules and Exhibits attached to this Agreement, the following definitions shall apply:

“Act” means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq., as amended from time to time (or any corresponding provisions of succeeding law).

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Entity.

“Adjusted Basis” has the meaning given such term in Section 1011 of the Code.

“Adjusted Capital Account” means, with respect to any Member, (a) the Capital Account balance of such Member, plus (ii) such Member’s share of Member Minimum Gain or Company Minimum Gain (after reduction to reflect the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6)).

“Adjusted Capital Account Deficit” means, with respect to any Member the deficit balance, if any, in such Member’s Adjusted Capital Account at the end of any Fiscal Year or other taxable period, after crediting such Member’s Adjusted Capital Account for any amount such Member is obligated to restore under Treasury Regulations Section 1.704-1(b)(2)(ii)(c) or is deemed to be obligated to restore with respect to any deficit balance pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5). This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted and applied consistently therewith.

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“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. For these purposes, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; provided that, for purposes of this Agreement, (a) no Member shall be deemed an Affiliate of the Company or any of its Subsidiaries and (b) none of the Company or any of its Subsidiaries shall be deemed an Affiliate of any Member.

“Agreement” is defined in the preamble to this Agreement.

“Available Cash” means, at any time of determination, an amount equal to the cash held by the Company and its Subsidiaries, collectively, that is available for distribution to the Members, taking into account all covenants, restrictions on distributions and other obligations under any agreement to which the Company or any of its Subsidiaries is a party, including the covenants, terms and provisions of any Indebtedness Agreement.

“beneficially own” and “beneficial owner” shall be as defined in Rule 13d-3 of the rules promulgated under the Exchange Act; provided that (i) Liberty Parent shall be deemed to beneficially own any securities owned directly or indirectly through PT Isla and (ii) Liberty Parent shall not be deemed to beneficially own any Class A Shares that are issuable in respect of the redemption or exchange pursuant to this Agreement of Class B Shares and Units otherwise beneficially owned by it.

“Business Day” means any day (other than a Saturday or Sunday) on which commercial banks in the city of the Company’s principal place of business are generally open for business.

“Business Opportunities Exempt Party” is defined in Section 7.4.

“Cabo” is defined in the preamble to this Agreement.

“Call Election Notice” is defined in Section 3.6(f)(ii).

“Call Right” is defined in Section 3.6(f)(i).

“Capital Account” means, with respect to any Member, the Capital Account maintained for such Member in accordance with Section 3.4.

“Capital Contribution” means, with respect to any Member, the amount of cash and the initial Gross Asset Value of any property (other than cash) contributed to the Company by such Member. Any reference to the Capital Contribution of a Member will include any Capital Contributions made by a predecessor holder of such Member’s Units to the extent that such Capital Contribution was made in respect of Units Transferred to such Member.

“Cash Election” means an election by the Company to redeem Units for cash pursuant to Section 3.6(a)(iii) or an election by PubCo (or such designated member(s) of the PubCo Holdings Group) to purchase Units for cash pursuant to an exercise of its Call Right set forth in Section 3.6(f).

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“Cash Election Amount” means with respect to a particular Redemption for which a Cash Election has been made, (a) other than in the case of clause (b), if the Class A Shares trade on a securities exchange or automated or electronic quotation system, an amount of cash equal to the product of (i) the number of Class A Shares that would have been received in such Redemption if a Cash Election had not been made and (ii) the average of the volume-weighted closing price for a Class A Share on the principal U.S. securities exchange or automated or electronic quotation system on which the Class A Shares trade, as reported by Bloomberg, L.P., or its successor, for each of the 10 consecutive full Trading Days ending on and including the last full Trading Day immediately prior to the Redemption Notice Date (the “VWAP”), subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the Class A Shares; (b) if the Cash Election is made in respect of a Redemption Notice issued by a Redeeming Member in connection with a Public Offering (or if PubCo consummates a Public Offering to fund such Cash Election), an amount of cash equal to the product of (i) the number of Class A Shares that would have been received in such Redemption if a Cash Election had not been made and (ii) the price per Class A Share sold to the public in such Public Offering (reduced by the amount of any Discount associated with such Class A Share), and (c) if the Class A Shares no longer trade on a securities exchange or automated or electronic quotation system, an amount of cash equal to the product of (i) the number of Class A Shares that would have been received in such Redemption if a Cash Election had not been made and (ii) the Fair Market Value of one Class A Share, as determined by the Managing Member in Good Faith, that would be obtained in an arms’ length transaction for cash between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, and without regard to the particular circumstances of the buyer or seller.

“Class A Shares” means, as applicable, (a) the Class A common stock, par value $0.0001 per share, of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person or cash or other property that become payable in consideration for the Class A Shares or into which the Class A Shares are exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.

“Class B Shares” means, as applicable, (a) the Class B common stock, par value $0.0001 per share, of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any shares or other securities of PubCo or any other Person or cash or other property that become payable in consideration for the Class B Shares or into which the Class B Shares are exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Commission” means the U.S. Securities and Exchange Commission, including any governmental body or agency succeeding to the functions thereof.

“Company” is defined in the preamble to this Agreement.

“Company Level Taxes” means any U.S. federal, state, or local taxes, additions to tax, penalties, and interest with respect to such taxes payable by the Company or any of its Subsidiaries as a result of any examination of the Company’s or any of its Subsidiaries’ affairs by any U.S. federal, state, or local tax authorities, including resulting administrative and judicial proceedings under the Partnership Tax Audit Rules.

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“Company Minimum Gain” has the meaning of “partnership minimum gain” set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d). It is further understood that Company Minimum Gain shall be determined in a manner consistent with the rules of Treasury Regulations Section 1.704-2(b)(2), including the requirement that if the adjusted Gross Asset Value of property subject to one or more Nonrecourse Liabilities differs from its adjusted tax basis, Company Minimum Gain shall be determined with reference to such Gross Asset Value.

“Company Representative” has the meaning of “partnership representative” set forth in Section 6223 of the Code and any “designated individual,” if applicable, as defined in the Treasury Regulations promulgated thereunder (including, in each case, any similar capacity or role under relevant state or local law), as appointed pursuant to Section 9.4.

“Consolidated EBITDAX” means, for any period, Consolidated Net Income for such period, plus:

(a) without duplication and to the extent already deducted (and not added back) in arriving at such Consolidated Net Income, the sum of the following amounts for the Company and its Subsidiaries for such period:

(i) total interest expense and, to the extent not reflected in such total interest expense, any losses on hedging or other derivative instruments entered into for the purpose of hedging interest rate risk, net of interest income and gains on such hedging obligations, bank fees and costs of surety bonds in connection with financing activities,

(ii) provision for taxes based on income, profits or capital, including federal, foreign, state, franchise, excise and similar taxes and foreign withholding taxes paid or accrued during such period, including any penalties and interest relating to any tax examinations,

(iii) depreciation, depletion and amortization, including the amortization of intangible assets established through purchase accounting and the amortization of deferred financing fees or costs,

(iv) Non-Cash Charges,

(v) restructuring charges, accruals or reserves or related charges,

(vi) exploration expense or costs,

(vii) any costs or expenses incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any equity subscription or equity holder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Company or any of its Subsidiaries or net cash proceeds of an issuance of capital stock of the Company or any of its Subsidiaries,

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(viii) to the extent covered by insurance and actually reimbursed, or, so long as the Company or its applicable Subsidiary has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (A) not denied by the applicable carrier in writing within 180 days and (B) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within such 365 days), expenses with respect to liability or casualty events or business interruption,

(ix) losses on asset dispositions, disposals or abandonments (other than asset dispositions, disposals or abandonments in the ordinary course of business),

(x) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated EBITDAX or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDAX pursuant to clause (b) below for any previous period and not added back, and

(xi) with respect to any Person that is not a Subsidiary and solely to the extent relating to any net income referred to in clause (g) of the definition of “Consolidated Net Income,” an amount equal to the proportion of those items described in clauses (ii) and (iii) above relating to such Person corresponding to the Company and its Subsidiaries’ proportionate share of such Person’s Consolidated Net Income (determined as if such Person were a Subsidiary), less

(b) without duplication and to the extent included in arriving at such Consolidated Net Income, the sum of the following amounts for such period:

(i) non-cash gains (excluding any non-cash gain to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced Consolidated Net Income or Consolidated EBITDAX in any prior period),

(ii) gains on asset dispositions, disposals and abandonments (other than asset dispositions, disposals and abandonments in the ordinary course of business), and

(iii) cash expenditures (or any netting arrangements resulting in increased cash expenditures) not deducted in arriving at Consolidated EBITDAX or Consolidated Net Income in any period to the extent non-cash losses relating to such income were added in the calculation of Consolidated EBITDAX pursuant to clause (a) above for any previous period and not deducted, in each case, as determined on a consolidated basis for the Company and its Subsidiaries in accordance with GAAP; provided, that:

(A) to the extent included in Consolidated Net Income, there shall be excluded in determining Consolidated EBITDAX currency translation gains and losses, and

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(B) to the extent included in Consolidated Net Income, there shall be excluded in determining Consolidated EBITDAX for any period any non-cash gain or loss attributable to the mark-to-market movement in the valuation of hedging obligations (to the extent the cash impact resulting from such gain or loss has not been realized) or other derivative instruments pursuant to Financial Accounting Standards Codification No. 815 and its related pronouncements and interpretations.

Notwithstanding the foregoing, the items specified in clause (a) above for any Subsidiary shall be added to Consolidated Net Income in calculating Consolidated EBITDAX only:

(1) in proportion to the percentage of the total equity interests of such Subsidiary held directly or indirectly by the Company; and

(2) to the extent that a corresponding amount would be permitted at the date of determination to be distributed to the Company by such Subsidiary pursuant to its organization documents and each applicable Law, agreement or judgment applicable to such distribution;

unless and to the extent that the Company directly or indirectly incurs any such addback on behalf of such Subsidiary in an amount in excess of the amount described in clause (1) or (2).

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, excluding, without duplication,

(a) any extraordinary, unusual or non-recurring charges and gains for such period (less all fees and expenses relating thereto), including any unusual or non-recurring operating expenses directly attributable to the implementation of cost-savings initiatives (including costs associated with the implementation or adoption of new financial reporting, accounting or information systems expected to result in cost savings), severance costs, relocation costs, signing costs, retention or completion bonuses, transition costs, costs related to the closure and/or consolidation of facilities and costs from curtailments or modifications to pension and post-retirement employee benefit plans for such period,

(b) the cumulative effect of a change in accounting principles during such period to the extent included in Consolidated Net Income,

(c) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, investment, recapitalization, asset disposition, issuance, incurrence or refinancing of debt, issuance of equity securities, refinancing transaction or amendment or other modification of any debt instrument (in each case, including any such transaction consummated prior to the Effective Date and any such transaction undertaken but not completed) and any charges or non-recurring acquisition costs incurred during such period as a result of any such transaction,

(d) any net after-tax effect on income (or loss) for such period attributable to the early extinguishment of Indebtedness (other than hedge Indebtedness),

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(e) any unrealized income (or loss) for such period attributable to hedges or other derivative instruments,

(f) accruals and reserves established or adjusted, or other charges required as a result of, the adoption or modification of accounting policies during such period, and

(g) any net income (or loss) for such period of any Person (other than the Company) that is not a Subsidiary or that is accounted for by the equity method of accounting; provided, that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments that are actually received by the Company or a Subsidiary in cash or cash equivalents from any such Person.

There shall be excluded from Consolidated Net Income for any period (i) the effects from applying purchase accounting, including applying purchase accounting to inventory, property and equipment, software and other intangible assets and deferred revenue required or permitted by GAAP and related authoritative pronouncements (including the effects of such adjustments pushed down to the Company and its Subsidiaries), as a result of any acquisition consummated prior to the Effective Date and (ii) the net income (but not loss) during such period of any Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of its net income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided, that the Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in cash or cash equivalents (or to the extent converted into cash equivalents) to the Company in respect of such period, to the extent not already included therein.

“Consolidated Total Debt” means, as of any date of determination, (a) all Indebtedness of the Company and its Subsidiaries on a consolidated basis (other than intercompany Indebtedness owing to the Company or any of its Subsidiaries, and, in the case of clause (c) of the definition of “Indebtedness,” only to the extent of any unreimbursed draws under any letter of credit), in each case actually owing by the Company or any of its Subsidiaries on such date and to the extent appearing on the balance sheet of the Company determined on a consolidated basis in accordance with GAAP (provided, that the amount of any capitalized lease obligations or any such Indebtedness issued at a discount to its face value shall be determined in accordance with GAAP) minus (b) the aggregate cash and Permitted Investments included in the cash and cash equivalents accounts listed on the consolidated balance sheet of the Company and its Subsidiaries at such date, in an amount, solely with respect to Subsidiaries that are subject to a credit facility, not to exceed the aggregate of the maximum amount of cash and cash equivalents excluded from the calculation of “Consolidated Total Debt” (or similar definition or related provision) in each of the Company‘s and its Subsidiaries’ respective credit facilities in effect and as may be amended, modified or amended and restated from time to time.

“Contract” means any written agreement, contract, lease, sublease, license, sublicense, obligation, promise or undertaking.

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“Contribution Agreement” means that certain Contribution Agreement, dated as of July 19, 2020, by and among Liberty Energy Holdings, LLC, the KKR Member, the Company, the Liberty Member and, solely for the purposes of Section 11.21 therein, EIGF Aggregator LLC, EIGF Aggregator II LLC, KKR Upstream Associates LLC and TE Drilling Aggregator LLC.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Covered Audit Adjustment” means an adjustment to any partnership-related item (within the meaning of Section 6241(2)(B) of the Code) to the extent such adjustment results in an “imputed underpayment” as described in Section 6225(b) of the Code or any analogous provision of state or local Law.

“Covered Person” is defined in Section 6.2(a).

“Debt Securities” means any and all debt instruments or debt securities that are not convertible or exchangeable into Equity Securities of any member of the PubCo Holdings Group.

“Depletable Property” means each separate oil and gas property as defined in Code Section 614.

“Depreciation” means, for each Fiscal Year or other taxable period, an amount equal to the depreciation, amortization, or other cost recovery deduction (excluding depletion) allowable with respect to an asset for such Fiscal Year or other taxable period, except that (a) with respect to any such property the Gross Asset Value of which differs from its Adjusted Basis for U.S. federal income tax purposes and which difference is being eliminated by use of the “remedial method” pursuant to Treasury Regulations Section 1.704-3(d), Depreciation for such Fiscal Year or other taxable period shall be the amount of book basis recovered for such Fiscal Year or other taxable period under the rules prescribed by Treasury Regulations Section 1.704-3(d)(2), and (b) with respect to any other such property the Gross Asset Value of which differs from its Adjusted Basis for U.S. federal income tax purposes at the beginning of such Fiscal Year or other taxable period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the U.S. federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year or other taxable period bears to such beginning Adjusted Basis; provided, however, that if the Adjusted Basis for U.S. federal income tax purposes of an asset at the beginning of such Fiscal Year or other taxable period is zero, Depreciation with respect to such asset shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing Member.

“DGCL” means the General Corporation Law of the State of Delaware, as amended from time to time (or any corresponding provisions of succeeding law).

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“Discount” means any underwriters’ discounts or commissions and brokers’ fees or commissions, including, for the avoidance of doubt, any deferred discounts or commissions and brokers’ fees or commissions payable in connection with or as a result of any Public Offering.

“DJ Basin Assets” means non-operated working interest assets located in Broomfield, Boulder and Weld Counties, Colorado, and governed under that certain Second Amended and Restated Carry and Earning Agreement dated as of June 30, 2016, but effective as of June 1, 2016, by and between Crestone Peak Resources Holdings LLC, successor in interest to Encana Oil & Gas (USA) Inc., and PT Energy LLC (f/k/a Liberty Energy, LLC), in each case that was contributed by PT Independence Energy Holdings LLC to Independence Energy LLC pursuant to that certain Contribution Agreement, dated as of July 19, 2020 by and among Liberty Energy Holdings, LLC, Independence Energy Aggregator L.P., Independence Energy LLC, PT Independence Energy Holdings LLC and, solely for the purposes of Section 11.21 therein, EIGF Aggregator LLC, EIGF Aggregator II LLC, KKR Upstream Associates LLC and TE Drilling Aggregator LLC.

“Economic Risk of Loss” has the meaning set forth in Treasury Regulation Section 1.752-2(a).

“Effective Date” means the date of the closing of the Transactions.

“EIGF I” means KKR Energy Income and Growth Fund I L.P. and the parallel vehicles or alternative vehicles relating thereto.

“Equity Securities” means (a) with respect to a partnership, limited liability company or similar Person, any and all units, interests, rights to purchase, warrants, options or other equivalents of, or other ownership interests in, any such Person as well as debt or equity instruments convertible, exchangeable or exercisable into any such units, interests, rights or other ownership interests and (b) with respect to a corporation, any and all shares, interests, participation or other equivalents (however designated) of corporate stock, including all common stock and preferred stock, or warrants, options or other rights to acquire any of the foregoing, including any debt instrument convertible or exchangeable into any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excess Tax Amount” is defined in Section 9.5(c).

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as the same may be amended from time to time (or any corresponding provisions of succeeding law).

“Existing LLC Agreement” is defined in the recitals to this Agreement.

“Fair Market Value” means the fair market value of any property as reasonably determined by the Managing Member after taking into account such factors as the Managing Member shall deem appropriate.

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“Federal Bankruptcy Code” means Title 11 of the United States Code, as amended from time to time, and all rules and regulations promulgated thereunder.

“First Merger” is defined in the preamble to this Agreement.

“Fiscal Quarter” means each of the calendar quarters ending on the last day of March, June, September and December of each Fiscal Year, unless, the Fiscal Year does not end on December 31, in which case the Fiscal Quarter shall be the four quarterly periods with respect to such Fiscal Year. The Company shall have the same fiscal quarter for U.S. federal income tax purposes and for accounting purposes.

“Fiscal Year” means the fiscal year of the Company, which shall end on December 31 of each calendar year unless, for U.S. federal income tax purposes, another fiscal year is required. The Company shall have the same fiscal year for U.S. federal income tax purposes and for accounting purposes.

“GAAP” means U.S. generally accepted accounting principles at the time.

“Good Faith” means a Person having acted in good faith and in a manner such Person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to a criminal proceeding, having had no reasonable cause to believe such Person’s conduct was unlawful.

“Governmental Entity” means any U.S. federal, national, supranational, state, provincial, local, non-U.S. or other government, governmental, stock exchange, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Gross Asset Value” means, with respect to any asset, such asset’s Adjusted Basis for U.S. federal income tax purposes (which, in the case of any Depletable Property, shall be determined pursuant to Treasury Regulations Section 1.613A-3(e)(3)(iii)(c)), except as follows:

(a)	the initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset as of the date of such contribution;

(b)

the Gross Asset Values of all Company assets shall be adjusted to equal their respective gross Fair Market Values as of the following times: (i) the acquisition of an interest (or additional interest) in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution to the Company or in exchange for the performance of more than a de minimis amount of services to or for the benefit of the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an interest in the Company; (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g)(1), (iv) the acquisition of an interest in the Company by any new or existing Member upon the exercise of a noncompensatory option in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s); or (v) any other event to the extent determined by the Managing Member to be permitted and necessary or appropriate to properly reflect Gross

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Asset Values in accordance with the standards set forth in Treasury Regulations Section 1.704-1(b)(2)(iv)(q); provided, however, that adjustments pursuant to clauses (i), (ii) and (iv) above shall be made only if the Managing Member reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company. If any noncompensatory options are outstanding upon the occurrence of an event described in this subsection (b)(i) through (b)(v), the Company shall adjust the Gross Asset Values of its properties to properly reflect any change in the Fair Market Value of such noncompensatory options in accordance with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2);

(c)	the Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross Fair Market Value of such asset on the date of such distribution;

(d)

the Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the Adjusted Basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and subsection (g) in the definition of “Profits” or “Losses” below or Section 4.2(h); provided, however, that the Gross Asset Value of a Company asset shall not be adjusted pursuant to this subsection to the extent the Managing Member determines that an adjustment pursuant to subsection (b) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d); and

(e)

if the Gross Asset Value of a Company asset has been determined or adjusted pursuant to subsections (a), (b) or (d) of this definition of Gross Asset Value, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits, Losses, Simulated Depletion, and other items allocated pursuant to Article IV.

“Indebtedness” of any Person means (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (c) the amounts payable under all letters of credit issued and outstanding for the account of such Person, ignoring any undrawn amounts thereof, and (d) the principal component of all obligations of such Person under any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is, or is required to be, accounted for as a capital lease on the balance sheet of that Person, in each case taken at the amount thereof accounted for as liabilities on the balance sheet (excluding the footnotes thereto) in accordance with GAAP; provided, (for the avoidance of doubt) that Indebtedness shall not include (i) trade and other ordinary course payables and accrued expenses arising in the ordinary course of business, (ii) deferred or prepaid revenue, (iii) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller, (iv) all intercompany Indebtedness having a term not exceeding 364 days (inclusive of any roll-over or extensions of terms) and made in the ordinary course of business and

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(v) any obligation in respect of a farm-in agreement or similar arrangement whereby such Person agrees to pay all or a share of the drilling, completion or other expenses of an exploratory or development well (which agreement may be subject to a maximum payment obligation, after which expenses are shared in accordance with the working or participation interest therein or in accordance with the agreement of the parties) or perform the drilling, completion or other operation on such well in exchange for an ownership interest in an oil or gas property.

“Indebtedness Agreement” means any agreement, document or instrument governing or evidencing any Indebtedness of the Company or any of its Subsidiaries.

“Interest” means the entire interest of a Member in the Company, including the Units, and all of such Member’s rights, powers and privileges under this Agreement and the Act.

“Investment Company Act” means the Investment Company Act of 1940, as the same may be amended from time to time (or any corresponding provisions of succeeding law).

“KKR” means Kohlberg Kravis Roberts & Co. L.P.

“KKR Balance Sheet Holders” means, collectively, KKR & Co Inc. and any of its direct and indirect subsidiaries.

“KKR Group” means, collectively, KKR, the KKR Member, EIGF I, Isla, Independence Energy Aggregator L.P. and their respective Affiliates. Notwithstanding anything herein to the contrary, the KKR Group does not include any member of the PubCo Holdings Group or the Liberty Member.

“KKR Exempt Parties” means (i) KKR Energy Income and Growth Fund I L.P., KKR Energy Income and Growth Fund I ESC L.P., KKR Energy Income and Growth Fund I SBS L.P., KKR Energy Income and Growth Fund I-TE L.P., KKR-Yanchang Global Energy Fund AIV-1 L.P., KKR Energy Investors Blocker I L.P., and KKR Principal Opportunities Partnership (Domestic) L.P., (ii) KKR & Co. Inc., KKR Holdings L.P. and KKR Associates Holdings L.P., (iii) KKR Natural Resources I L.P., KKR Natural Resources Fund I-A L.P., KKR Natural Resources SBS QP L.P., KKR Natural Resources SBS L.P., KKR Partners III L.P., KKR PIP Investments L.P., KKR IUH Investors L.P., KKR Renee Co-Invest L.P., KKR Palo Verde Co- Invest L.P., KKR Venado EF Co-Invest L.P. and any aggregator formed to indirectly hold the interests in the Company issued solely to such Persons in exchange for their asset-level coinvestment in Subsidiaries of the Company and (iv) any direct or indirect owner of a Person referenced in clauses (i), (ii) or (iii) of this definition.

“KKR Manager” means [•].

“KKR Member” means Isla Aggregator and any other Person that is part of the KKR Group that becomes a Member in accordance with this Agreement; provided, that whenever a consent or approval is required by the KKR Member hereunder, such consent or approval shall be deemed given if such consent or approval is given by any Member that is a member of the KKR Group.

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“Law” means any statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law) of any Governmental Entity.

“Legal Action” is defined in Section 11.9.

“Leverage Ratio” means, as of any date of determination, with respect to the Company and its Subsidiaries taken as a whole, the ratio of (a) the Consolidated Total Debt as of the last date of the Fiscal Quarter most recently ended on or prior to such date of determination to (b) the Consolidated EBITDAX for the four-Fiscal Quarter period most recently ended on or prior to such date.

“Liability” means any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, regardless of when asserted.

“Liberty Directors” means any director designees of PT Isla appointed pursuant to any written agreement by and between PT Isla and Independence Energy Aggregator GP LLC.

“Liberty Member” means the member of the Company through which Liberty Parent holds a majority of its Units, which as of the date hereof is PT Isla.

“Liberty Parent” means Liberty Mutual Insurance Co.

“Liquidating Event” is defined in Section 10.1.

“Management Services Agreement” is defined in the Transaction Agreement.

“Managing Member” means PubCo, subject to Section 6.4, in its capacity as sole managing member of the Company.

“Member” means any Person that executes this Agreement as a Member, and any other Person admitted to the Company as an additional or substituted Member, in each case, that has not made a disposition of such Person’s entire Interest.

“Member Minimum Gain” has the meaning of “partner nonrecourse debt minimum gain” set forth in Treasury Regulations Section 1.704-2(i). It is further understood that the determination of Member Minimum Gain and the net increase or decrease in Member Minimum Gain shall be made in the same manner as required for such determination of Company Minimum Gain under Treasury Regulations Sections 1.704-2(d) and 1.704-2(g)(3).

“Member Nonrecourse Debt” has the meaning of “partner nonrecourse debt” set forth in Treasury Regulations Section 1.704-2(b)(4).

“Member Nonrecourse Deductions” has the meaning of “partner nonrecourse deductions” set forth in Treasury Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

“Minority Member Redemption Date” is defined in Section 3.6(g).

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“Minority Member Redemption Notice” is defined in Section 3.6(g).

“National Securities Exchange” means an exchange registered with the Commission under the Exchange Act.

“Non-Cash Charges” means, without duplication, (a) losses on non-ordinary course asset dispositions, disposals or abandonments, (b) any impairment charge or asset write-off or write-down related to intangible assets (including goodwill), long-lived assets and investments in debt and equity securities pursuant to GAAP, including ceiling test writedowns, (c) all losses from investments recorded using the equity method, (d) stock-based, partnership interest-based or similar incentive-based awards or arrangements, compensation expense or costs, including any such charges arising from stock options, restricted stock grants or other equity incentive grants, (e) the non-cash impact of purchase accounting and the non-cash impact of accounting changes or restatements, (f) the accretion of discounted liabilities and (g) other non-cash charges (including reserve impairments) (provided, that if any non-cash charges referred to in this clause (g) represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDAX to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period).

“Non-PubCo Sharing Percentage” means (a) 1.0 minus (b) the PubCo Sharing Percentage.

“Nonrecourse Deductions” has the meaning assigned that term in Treasury Regulations Section 1.704-2(b).

“Nonrecourse Liability” is defined in Treasury Regulations Section 1.704-2(b)(3).

“Partnership Tax Audit Rules” means Sections 6221 through 6241 of the Code, together with any final, temporary or, to the extent taxpayers are permitted to rely upon them, proposed Treasury Regulations, Revenue Rulings, and case law interpreting Sections 6221 through 6241 of the Code (and any analogous provision of state or local tax Law).

“Permitted Investments” means:

(a) securities issued or unconditionally guaranteed by the United States government or any agency or instrumentality thereof, in each case having maturities and/or reset dates of not more than 24 months from the date of acquisition thereof;

(b) securities issued by any state, territory or commonwealth of the United States of America or any political subdivision of any such state, territory or commonwealth or any public instrumentality thereof or any political subdivision of any such state, territory or commonwealth or any public instrumentality thereof having maturities of not more than 24 months from the date of acquisition thereof and, at the time of acquisition, having an investment grade rating generally obtainable from either Standard & Poor’s Corporation (“S&P”) or P-1 by Moody’s Investors Service, Inc. (“Moody’s”) (or, if at any time neither S&P nor Moody’s shall be rating such obligations, then from another nationally recognized rating service);

15

(c) commercial paper maturing no more than 12 months after the date of creation thereof and, at the time of acquisition, having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service);

(d) time deposits with, or domestic and LIBOR certificates of deposit or bankers’ acceptances maturing no more than two years after the date of acquisition thereof issued by any bank having combined capital and surplus of not less than $500,000,000 in the case of domestic banks and $100,000,000 (or the dollar equivalent thereof) in the case of foreign banks;

(e) repurchase agreements with a term of not more than 90 days for underlying securities of the type described in clauses (a), (b) and (d) above entered into with any bank meeting the qualifications specified in clause (d) above or securities dealers of recognized national standing;

(f) marketable short-term money market and similar funds (i) either having assets in excess of $500,000,000 or (ii) having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service); and

(g) shares of investment companies that are registered under the Investment Company Act of 1940 and substantially all the investments of which are one or more of the types of securities described in clauses (a) through (f) above.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Plan Asset Regulations” means the regulations issued by the U.S. Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the Code of Federal Regulations, or any successor regulations as the same may be amended from time to time.

“Proceeding” is defined in Section 6.2(a).

“Profits” or “Losses” means, for each Fiscal Year or other taxable period, an amount equal to the Company’s taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)	any income or gain of the Company that is exempt from U.S. federal income tax and not otherwise taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(b)

any expenditures of the Company described in Section 705(a)(2)(B) of the Code or treated as Section 705(a)(2)(B) of the Code expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

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(c)

if the Gross Asset Value of any Company asset is adjusted pursuant to subsection (b) or (c) of the definition of Gross Asset Value above, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Gross Asset Value of the Company asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the Company asset) from the disposition of such asset and shall, except to the extent allocated pursuant to Section 4.2, be taken into account for purposes of computing Profits or Losses;

(d)

gain or loss resulting from any disposition of Company assets (other than Depletable Property) with respect to which gain or loss is recognized for U.S. federal income tax purposes shall be computed with reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value;

(e)

gain resulting from any disposition of Depletable Property with respect to which gain is recognized for U.S. federal income tax purposes shall be treated as being equal to the corresponding Simulated Gain;

(f)

in lieu of the depreciation, amortization and other cost recovery deductions (excluding depletion) taken into account in computing such taxable income or loss, there shall be taken into account Depreciation;

(g)

to the extent an adjustment to the adjusted tax basis of any asset pursuant to Section 734(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Account balances as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or an item of loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses; and

(h)

any items of income, gain, loss or deduction that are specifically allocated pursuant to the provisions of Section 4.2 shall not be taken into account in computing Profits or Losses for any taxable year, but such items available to be specially allocated pursuant to Section 4.2 will be determined by applying rules analogous to those set forth in subsections (a) through (g) above.

“Property” means all real and personal property owned by the Company from time to time, including both tangible and intangible property.

“PT Isla LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of PT Isla, dated on or around the date hereof, by and among PT Isla and the members party thereto.

“PubCo” is defined in the recitals to this Agreement.

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“PubCo Certificate of Incorporation” means the Certificate of Incorporation of PubCo, dated on or around the date hereof, as the same may be amended, supplemented or restated from time to time.

“PubCo Holdings Group” means PubCo and each Subsidiary of PubCo (other than the Company and its Subsidiaries).

“PubCo LTIP” means PubCo’s [2021 Long-Term Incentive Plan], which as of the date hereof authorizes the issuance pursuant to such plan of up to 10% of the outstanding Class A Shares to the KKR Balance Sheet Holders, as the same may be amended, supplemented or restated from time to time, and any other long-term incentive plan of PubCo in effect from time to time.

“PubCo LTIP Issuance” is defined in Section 3.1(f).

“PubCo Shares” means all shares of stock in PubCo, including the Class A Shares and the Class B Shares.

“PubCo Sharing Percentage” means a fraction, expressed as a decimal, the numerator of which is the total number of Units held by PubCo as of the relevant date of determination and the denominator of which is the total number of Units issued and outstanding as of the relevant date of determination.

“Public Offering” means an underwritten offering and sale of Equity Securities to the public pursuant to a registration statement, including a “bought” deal or “overnight” public offering.

“Qualifying Owners” means Isla Aggregator, PT Isla and any of their respective Affiliates.

“Reclassification Event” means any of the following: (a) any reclassification or recapitalization of PubCo Shares (other than as a result of a subdivision or combination or any transaction subject to Section 3.1(h)), (b) any merger, consolidation or other combination involving PubCo, or (c) any sale, conveyance, lease, or other disposal of all or substantially all the properties and assets of PubCo to any other Person, in each of clauses (a), (b) or (c), as a result of which holders of PubCo Shares shall be entitled to receive cash, securities or other property for their PubCo Shares.

“Redeemed Units” is defined in Section 3.6(a)(ii)(A).

“Redeeming Member” is defined in Section 3.6(a).

“Redemption” is defined in Section 3.6(a)(i).

“Redemption Date” means (a) the later of (i) the date that is five (5) Business Days after the Redemption Notice Date and (ii) if the Company or PubCo has made a valid Cash Election with respect to the relevant Redemption, the first Business Day on which the Company or PubCo has available funds to pay the Cash Election Amount, which in no event shall be more than ten (10) Business Days after the Redemption Notice Date, or (b) such later date (i) specified in the Redemption Notice or (ii) on which a contingency described in Section 3.6(a)(ii)(C) that is specified in the Redemption Notice is satisfied.

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“Redemption Notice” is defined in Section 3.6(a)(ii).

“Redemption Notice Date” is defined in Section 3.6(a)(ii).

“Redemption Right” is defined in Section 3.6(a)(i).

“Registration Rights Agreement” means the Registration Rights Agreement, by and among PubCo and the Members, to be entered into concurrently with the closing of the transactions contemplated by the Transaction Agreement.

“Regulatory Allocations” is defined in Section 4.2(j).

“Retraction Notice” is defined in Section 3.6(b)(i).

“Second Merger” is defined in the preamble to this Agreement.

“Second Merger Sub” is defined in the preamble to this Agreement.

“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder, as the same may be amended from time to time (or any corresponding provisions of succeeding law).

“Series I Preferred Share” means, as applicable, (a) the preferred shares, par value $0.01 per share, designated as the “Series I Preferred Stock” (as defined in the PubCo Certificate of Incorporation), of PubCo or (b) following any consolidation, merger, reclassification or other similar event involving PubCo, any share or other security of PubCo or any other Person or cash or other property that become payable in consideration for the Series I Preferred Share or into which the Series I Preferred Share is exchanged or converted as a result of such consolidation, merger, reclassification or other similar event.

“Sharing Percentage” means, with respect to any Member, a fraction, expressed as a percentage, the numerator of which is the total number of Units held by such Member as of the relevant date of determination and the denominator of which is the total number of Units issued and outstanding as of the relevant date of determination (other than any Units held by any member of the PubCo Holdings Group).

“Simulated Basis” means the Gross Asset Value of any Depletable Property. The Simulated Basis of each Depletable Property shall be allocated to each Member pro rata, in accordance with the number of Units owned by such Member as of the time such Depletable Property is acquired by the Company (and any additions to such Simulated Basis resulting from expenditures required to be capitalized in such Simulated Basis shall be allocated among the Members in a manner designed to cause the Members’ proportionate shares of such Simulated Basis to be in accordance with their proportionate ownership of Units as determined at the time of any such additions), and shall be reallocated among the Members pro rata, in accordance with the number of Units owned by such Member as determined immediately following the occurrence of an event giving rise to an adjustment to the Gross Asset Values of the Company’s Depletable Properties pursuant to clause (b) of the definition of Gross Asset Value.

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“Simulated Depletion” means, with respect to each Depletable Property, a depletion allowance computed in accordance with U.S. federal income tax principles (as if the Simulated Basis of the property were its Adjusted Basis) and in the manner specified in the Treasury Regulations Section 1.704-1(b)(2)(iv)(k)(2). For purposes of computing Simulated Depletion with respect to any Depletable Property, the Simulated Basis of such property shall be deemed to be the Gross Asset Value of such property, and in no event shall such allowance, in the aggregate, exceed such Simulated Basis.

“Simulated Gain” means the amount of gain realized from the sale or other disposition of Depletable Property as calculated in Treasury Regulations Section 1.704-1(b)(2)(iv)(k)(2).

“Simulated Loss” means the amount of loss realized from the sale or other disposition of Depletable Property as calculated in Treasury Regulations Section 1.704-1(b)(2)(iv)(k)(2).

“Subsidiary” means, with respect to any specified Person, any other Person with respect to which such specified Person (a) has, directly or indirectly, the power, through the ownership of securities or otherwise, to elect a majority of directors or similar managing body or (b) beneficially owns, directly or indirectly, a majority of such Person’s Equity Securities.

“Target Leverage Ratio” means a Leverage Ratio of 2.0.

“Tax Contribution Obligation” is defined in Section 9.5(c).

“Tax Offset” is defined in Section 9.5(c).

“Trading Day” means a day on which the New York Stock Exchange or such other principal United States securities exchange on which the Class A Shares are listed or admitted to trading is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transactions” is defined in the recitals to this Agreement.

“Transaction Agreement” is defined in the recitals to this Agreement.

“Transfer” means, when used as a noun, any voluntary or involuntary, direct or indirect (whether through a change of control of the Transferor or any Person that controls the Transferor, the issuance or transfer of Equity Securities of the Transferor, by operation of law or otherwise), transfer, sale, pledge or hypothecation or other disposition and, when used as a verb, voluntarily or involuntarily, directly or indirectly (whether through a change of control of the Transferor or any Person that controls the Transferor, the issuance or transfer of Equity Securities of the Transferor or any Person that controls the Transferor, by operation of law or otherwise), to transfer, sell, pledge or hypothecate or otherwise dispose of; provided, that, a “Transfer” shall not include the sale, assignment or transfer of any equity interests in, in each case, other than the Company and its Subsidiaries, (a) any Affiliate of Isla Aggregator; provided, that the majority of the assets of such Person (determined by value) do not consist, directly or indirectly, of Units, (b) any

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Affiliate of PT Isla; provided, that the majority of the assets of such Person (determined by value) do not consist, directly or indirectly, of Units, (c) the KKR Exempt Parties, (d) any Affiliate of the Liberty Member; provided, that the majority of the assets of such Person (determined by value) do not consist, directly or indirectly, of Units, (e) any non-Affiliate of a Member or (f) the Liberty Member to the extent such transfer is permitted by the terms of the organizational documents of the Liberty Member. The terms “Transferee,” “Transferor,” “Transferred,” and other forms of the word “Transfer” shall have the correlative meanings.

“Transfer Agent” is defined in Section 3.6(a)(ii).

“Treasury Regulations” means pronouncements, as amended from time to time, or their successor pronouncements, which clarify, interpret and apply the provisions of the Code, and which are designated as “Treasury Regulations” by the United States Department of the Treasury, including temporary regulations and, to the extent taxpayers are permitted to rely on them, proposed regulations.

“Uniform Commercial Code” means the Uniform Commercial Code or any successor provision thereof as the same may from time to time be in effect in the State of Delaware.

“Units” means the Units issued pursuant to the Transaction Agreement or pursuant to the terms of this Agreement and shall also include any Equity Security of the Company issued in respect of or in exchange for Units, whether by way of dividend or other distribution, split, recapitalization, merger, rollup transaction, consolidation, conversion or reorganization.

“VWAP” is defined in the definition of “Cash Election Amount.”

“Winding-Up Member” is defined in Section 10.3(a).

Section 1.2 Interpretive Provisions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)	the terms defined in Section 1.1 are applicable to the singular as well as the plural forms of such terms;

(b)	all accounting terms not otherwise defined herein have the meanings assigned under GAAP;

(c)	all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars;

(d)

when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(e)	whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”;

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(f)	“or” is disjunctive and is not exclusive;

(g)	pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms;

(h)

references to any Law shall include any successor legislation and all rules and regulations promulgated thereunder as in effect from time to time in accordance with the terms thereof and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law as amended from time to time;

(i)	the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; and

(j)

whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

ARTICLE II

ORGANIZATION OF THE LIMITED LIABILITY COMPANY

Section 2.1 Formation. The Company has been formed as a limited liability company subject to the provisions of the Act upon the terms, provisions and conditions set forth in this Agreement.

Section 2.2 Filing. The Company’s Certificate of Formation has been filed with the Secretary of State of the State of Delaware in accordance with the Act. The Members shall execute such further documents (including amendments to such Certificate of Formation) and take such further action as is appropriate to comply with the requirements of Law for the formation or operation of a limited liability company in Delaware and in all states and counties where the Company may conduct its business.

Section 2.3 Name. The name of the Company is “IE OpCo LLC” and all business of the Company shall be conducted in such name or, in the discretion of the Managing Member, under any other name.

Section 2.4 Registered Office; Registered Agent. The location of the registered office of the Company and the name and address for service of process on the Company in the State of Delaware are as set forth in the Company’s Certificate of Formation, or such other office, qualified Person or address, as applicable, as the Managing Member may designate from time to time.

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Section 2.5 Principal Place of Business. The principal place of business of the Company shall be located in such place as is determined by the Managing Member from time to time.

Section 2.6 Purpose; Powers. The nature of the business or purposes to be conducted or promoted by the Company is to engage in any lawful act or activity for which limited liability companies may be formed under the Act. The Company shall have the power and authority to take any and all actions and engage in any and all activities necessary, appropriate, desirable, advisable, ancillary or incidental to the accomplishment of the foregoing purpose.

Section 2.7 Term. The term of the Company commenced on the date of filing of the Certificate of Formation of the Company with the office of the Secretary of State of the State of Delaware in accordance with the Act and shall continue indefinitely. The Company may be dissolved and its affairs wound up only in accordance with Article X.

Section 2.8 Intent. It is the intent of the Members that the Company be operated in a manner consistent with its treatment as a “partnership” solely for U.S. federal (and applicable state and local) income tax purposes. It is also the intent of the Members that the Company not be operated or treated as a “partnership” for any other purpose, including for purposes of Section 303 of the Federal Bankruptcy Code. Neither the Company nor any Member shall take any action inconsistent with the express intent of the parties hereto as set forth in this Section 2.8.

ARTICLE III

OWNERSHIP AND CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Section 3.1 Authorized Equity Securities; General Provisions With Respect to Equity Securities.

(a)

Subject to the provisions of this Agreement, the Company shall be authorized to issue from time to time such number of Units and other Equity Securities as the Managing Member shall determine in accordance with Section 3.3. Each authorized Unit and other Equity Security may be issued pursuant to such agreements as the Managing Member shall approve. The Company may reissue any Units or other Equity Securities that have been repurchased or acquired by the Company.

(b)	Except to the extent explicitly provided otherwise herein (including pursuant to Section 3.3), each outstanding Unit shall be identical.

(c)

Initially, none of the Units or other Equity Securities will be represented by certificates. If the Managing Member determines that it is in the interest of the Company to issue certificates representing the Units or other Equity Securities, certificates will be issued and the Units or other Equity Securities will be represented by those certificates, and this Agreement shall be amended as necessary or desirable to reflect the issuance of certificated Units or other Equity Securities for purposes of the Uniform Commercial Code. Nothing contained in this Section 3.1(c) shall be deemed to authorize or permit any Member to Transfer its Units or other Equity Securities except as otherwise permitted under this Agreement.

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(d)

The total number of Units and other Equity Securities issued and outstanding and held by each Member as of the date hereof is set forth in the books and records of the Company. The Company shall update such books and records from time to time to reflect any Transfers of Interests, the issuance of additional Units or other Equity Securities and, subject to Section 11.1(a), subdivisions or combinations of Units made in compliance with Section 3.1(h), in each case, in accordance with the terms of this Agreement.

(e)

Subject to Section 3.1(f), if, at any time after the Transactions, PubCo issues a Class A Share or any other Equity Security of PubCo (other than Class B Shares and Series I Preferred Shares), (i) one or more members of the PubCo Holdings Group shall concurrently contribute to the Company the net proceeds (in cash or other property, as the case may be), if any, received by PubCo for such Class A Share or other Equity Security and (ii) the Company shall concurrently issue to such member(s) of the PubCo Holdings Group, in accordance with the contributions made by each such member pursuant to clause (i), one Unit (if PubCo issues a Class A Share), or such other Equity Security of the Company (if PubCo issues Equity Securities other than Class A Shares) corresponding to the Equity Securities issued by PubCo, and with substantially the same rights to dividends and distributions (including distributions upon liquidation, but taking into account differences resulting from any tax or other liabilities borne by PubCo) and other economic rights as those of such Equity Securities of PubCo to be issued; provided, however, that if PubCo issues any Class A Shares in order to acquire or fund the acquisition from a Member (other than any member of the PubCo Holdings Group) of a number of Units (and Class B Shares) equal to the number of Class A Shares so issued, then the Company shall not issue any new Units in connection therewith and, where such Class A Shares have been issued for cash to fund such an acquisition by any member of the PubCo Holdings Group pursuant to a Cash Election, the PubCo Holdings Group shall not be required to transfer such net proceeds to the Company, and such net proceeds shall instead be transferred by such member of the PubCo Holdings Group to such Member as consideration for such acquisition as required pursuant to Section 3.6(a)(iii). For the avoidance of doubt, if PubCo issues any Class A Shares or other Equity Security for cash to be used to fund the acquisition by any member of the PubCo Holdings Group of any Person or the assets of any Person, then the PubCo Holdings Group shall not be required to transfer such cash proceeds to the Company but instead such member of the PubCo Holdings Group shall be required to contribute such Person or the assets and liabilities of such Person to the Company or any of its Subsidiaries. Notwithstanding the foregoing, this Section 3.1(e) shall not apply to the issuance and distribution to holders of PubCo Shares of rights to purchase Equity Securities of PubCo under a “poison pill” or similar shareholders rights plan (and upon any redemption of Units for Class A Shares, such Class A Shares will be issued together with a corresponding right under such plan), or to the issuance under PubCo’s employee benefit plans of any warrants, options, other rights to acquire Equity Securities of PubCo or rights or property that may be converted into or settled in Equity Securities of PubCo, but shall in each of the foregoing cases apply to the issuance of Equity Securities of PubCo in connection with the exercise or settlement of such rights, warrants,

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options or other rights or property. Except pursuant to Section 3.6, (x) the Company may not issue any additional Units to any member of the PubCo Holdings Group unless substantially simultaneously therewith a member of the PubCo Holdings Group issues or sells an equal number of newly issued Class A Shares to another Person, and (y) the Company may not issue any other Equity Securities of the Company to any member of the PubCo Holdings Group unless substantially simultaneously a member of the PubCo Holdings Group issues or sells, to another Person, an equal number of newly issued shares of a new class or series of Equity Securities of PubCo or such Subsidiary with substantially the same rights to dividends and distributions (including distributions upon liquidation, but taking into account differences resulting from any tax or other liabilities borne by PubCo) and other economic rights as those of such Equity Securities of the Company. If at any time any member of the PubCo Holdings Group issues Debt Securities, such member of the PubCo Holdings Group shall transfer to the Company (in a manner to be determined by the Managing Member in its reasonable discretion) the proceeds received by such member of the PubCo Holdings Group in exchange for such Debt Securities in a manner that directly or indirectly burdens the Company with the repayment of the Debt Securities. If any Equity Security outstanding at PubCo is exercised or otherwise converted or exchanged and, as a result, any Class A Shares or other Equity Securities of PubCo are issued, (1) the corresponding Equity Security outstanding at the Company shall be similarly exercised or otherwise converted or exchanged, as applicable, and an equivalent number of Units or other Equity Securities of the Company shall be issued to the PubCo Holdings Group as contemplated by the first sentence of this Section 3.1(e), and (2) the PubCo Holdings Group shall concurrently contribute to the Company the net proceeds received by the PubCo Holdings Group from any such exercise.

(f)

If, at any time after the Transactions, PubCo issues one or more Class A Shares to KKR Manager in connection with the vesting of any Equity Security or the exercise of any option granted pursuant to the PubCo LTIP (any such issuance, a “PubCo LTIP Issuance”), in addition to any issuance of Units to PubCo pursuant to Section 3.1(e), concurrently and automatically each Member other than PubCo shall be issued, on a pro rata basis based on relative ownership of Units held by the Members other than the members of the PubCo Holdings Group, (i) by the Company a number of Units equal to (A)(x) the number of Class A Shares issued to KKR Manager in connection with such vesting divided by (y) the PubCo Sharing Percentage, multiplied by (B) the Non-PubCo Sharing Percentage and (ii) by PubCo, a corresponding number of Class B Shares.

(g)

No member of the PubCo Holdings Group may redeem, repurchase or otherwise acquire (other than from another member of the PubCo Holdings Group) (i) any Class A Shares unless substantially simultaneously the Company redeems, repurchases or otherwise acquires from the PubCo Holdings Group an equal number of Units for the same price per security or (ii) any other Equity Securities of PubCo, unless substantially simultaneously the Company redeems, repurchases or otherwise acquires from the PubCo Holdings Group an equal number of Equity Securities of the Company of a corresponding class or series with substantially the

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same rights to dividends and distributions (including distributions upon liquidation, but taking into account differences resulting from any tax or other liabilities borne by PubCo) and other economic rights as those of such Equity Securities of PubCo for the same price per security. The Company may not redeem, repurchase or otherwise acquire (x) except pursuant to Section 3.6, any Units from the PubCo Holdings Group unless substantially simultaneously the PubCo Holdings Group redeems, repurchases or otherwise acquires an equal number of Class A Shares for the same price per security from holders thereof, or (y) any other Equity Securities of the Company from the PubCo Holdings Group unless substantially simultaneously the PubCo Holdings Group redeems, repurchases or otherwise acquires for the same price per security an equal number of Equity Securities of PubCo of a corresponding class or series with substantially the same rights to dividends and distributions (including distribution upon liquidation, but taking into account differences resulting from any tax or other liabilities borne by PubCo) and other economic rights as those of such Equity Securities of PubCo. Notwithstanding the foregoing, to the extent that any consideration payable by the PubCo Holdings Group in connection with the redemption or repurchase of any Class A Shares or other Equity Securities of PubCo consists (in whole or in part) of Class A Shares or such other Equity Securities (including, for the avoidance of doubt, in connection with the cashless exercise of an option or warrant), then the redemption or repurchase of the corresponding Units or other Equity Securities of the Company shall be effectuated in an equivalent manner. Except for any redemption of Units for Class A Shares pursuant to Section 3.6 or for any redemption of Units pursuant to Section 3.1(i), in connection with any redemption or repurchase of Units by the Company for cash or, in the case of any redemption from a Member that is not a member of the PubCo Holdings Group, any other consideration other than Class A Shares (other than a redemption or repurchase of Units held by the Liberty Member for cash or a redemption or repurchase of Units in connection with repurchases of Class A Shares from any Person other than the KKR Manager or its Affiliates under any benefits plan), the Company shall, within ten Business Days of the closing of such redemption or repurchase, make an offer to the Liberty Member to redeem or repurchase a number of Units held by the Liberty Member equal to the Repurchase Percentage of the total number of Units then held by the Liberty Member, at a price per unit equal to the price paid and for the same form of consideration paid by the Company in connection with such redemption or repurchase and the Liberty Member shall have the right to accept such offer within fifteen Business Days of receipt of such offer. For purposes of this Section 3.1(g), “Repurchase Percentage” shall mean a fraction, expressed as a percentage, the numerator of which is the total number of Units redeemed or repurchased by the Company as of the relevant date of determination and the denominator of which is (x) if such triggering redemption is of Units held by a Member other than any member of the PubCo Holdings Group, the total number of Units issued and outstanding as of the relevant date of determination (other than any Units held by any member of the PubCo Holdings Group) and (y) if such triggering redemption is of Units held by any member of the PubCo Holdings Group, the total number of Units issued and outstanding as of the relevant date of determination.

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(h)

The Company shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Units or other Equity Securities of the Company unless accompanied by an identical subdivision or combination, as applicable, of the related outstanding PubCo Shares, with corresponding changes made with respect to any other exchangeable or convertible securities. Unless in connection with any action taken pursuant to Section 3.1(j), PubCo shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding PubCo Shares unless accompanied by an identical subdivision or combination, as applicable, of the related outstanding Units or other Equity Securities of the Company (if any), with corresponding changes made with respect to any other exchangeable or convertible securities.

(i)

Notwithstanding any other provision of this Agreement, the Company may redeem Units from the PubCo Holdings Group for cash to fund any acquisition by the PubCo Holdings Group of another Person; provided that promptly after such redemption and acquisition the PubCo Holdings Group contributes or causes to be contributed, directly or indirectly, such Person or the assets and liabilities of such Person to the Company or any of its Subsidiaries in exchange for a number of Units equal to the number of Units so redeemed.

(j)

Notwithstanding any other provision of this Agreement (including Section 3.1(e)), if the PubCo Holdings Group acquires or holds any material amount of cash in excess of any monetary obligations it reasonably anticipates, PubCo may, in its sole discretion:

(i)

contribute such excess cash amount to the Company in exchange for a number of Units or other Equity Securities of the Company determined in its sole discretion, and distribute to the holders of Class A Shares Class A Shares (if the Company issues Units to PubCo) or such other Equity Security of PubCo (if the Company issues Equity Securities of the Company other than Units) corresponding to the Equity Securities issued by the Company and with substantially the same rights to dividends and distributions (including distributions upon liquidation, but taking into account differences resulting from any tax or other liabilities borne by PubCo) and other economic rights as those of such Equity Securities of the Company issued, or

(ii)

use such excess cash amount in such other manner, and make such other adjustments to or take such other actions with respect to the capitalization of PubCo and the Company and to the one-to-one exchange ratio between Units and Class A Shares, as PubCo (in its capacity as Managing Member) in Good Faith determines to be fair and reasonable to the shareholders and other equityholders of PubCo and to the Members to preserve the intended economic effect of this Section 3.1, Section 3.6 and the other provisions hereof.

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(k)

Upon any redemption, repurchase, exchange or other acquisition and/or cancellation by, or forfeiture to, the Company of Units held by any Person (other than as a result of any restructuring where substantially similar interests are issued to the holders of Units), an equal number of Class B Shares held by such Person shall be automatically forfeited and cancelled for no consideration.

Section 3.2 Voting Rights. No Member has any voting right except with respect to those matters specifically reserved for a Member vote under the Act and for matters expressly requiring the approval of Members under this Agreement. Except as otherwise required by the Act, each Unit will entitle the holder thereof to one vote on all matters to be voted on by the Members. Except as otherwise expressly provided in this Agreement, the holders of Units having voting rights will vote together as a single class on all matters to be approved by the Members.

Section 3.3 Capital Contributions; Unit Ownership.

(a)

Capital Contributions. Except as otherwise set forth in Section 3.1(e) with respect to the obligations of the PubCo Holdings Group, no Member shall be required to make additional Capital Contributions.

(b)

Issuance of Additional Units or Interests. Except as otherwise expressly provided in this Agreement, the Managing Member shall have the right to authorize and cause the Company to issue on such terms (including price) as may be determined by the Managing Member (i) subject to the limitations of Section 3.1, additional Units or other Equity Securities in the Company (including creating preferred interests or other classes or series of interests having such rights, preferences and privileges as determined by the Managing Member, which rights, preferences and privileges may be senior to the Units), and (ii) obligations, evidences of Indebtedness or other securities or interests convertible or exchangeable for Units or other Equity Securities in the Company; provided that, at any time following the date hereof, in each case the Company shall not issue Equity Securities in the Company to any Person unless such Person shall have executed a counterpart to this Agreement and all other documents, agreements or instruments deemed necessary or desirable in the sole discretion of the Managing Member. Upon such issuance and execution, such Person shall be admitted as a Member of the Company. In that event, the Managing Member shall update the Company’s books and records to reflect such additional issuances. Subject to Section 11.1, the Managing Member is hereby authorized to amend this Agreement to set forth the designations, preferences, rights, powers and duties of such additional Units or other Equity Securities in the Company, or such other amendments that the Managing Member determines to be otherwise necessary or appropriate in connection with the creation, authorization or issuance of, any class or series of Units or other Equity Securities in the Company pursuant to this Section 3.3(b); provided that, notwithstanding the foregoing, the Managing Member shall have the right to amend this Agreement as set forth in this sentence without the approval of

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any other Person (including any Member) and notwithstanding any other provision of this Agreement (including Section 11.1) if such amendment is necessary, and then only to the extent necessary, in order to consummate any offering of PubCo Shares or other Equity Securities of PubCo provided that the designations, preferences, rights, powers and duties of any such additional Units or other Equity Securities of the Company as set forth in such amendment are substantially similar to those applicable to such PubCo Shares or other Equity Securities of PubCo.

Section 3.4 Capital Accounts. A Capital Account shall be maintained for each Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and, to the extent consistent with such regulations, the other provisions of this Agreement. Each Member’s Capital Account shall be (a) increased by (i) allocations to such Member of Profits pursuant to Section 4.1 and any other items of income or gain allocated to such Member pursuant to Section 4.2, (ii) the amount of cash or the initial Gross Asset Value of any asset (net of any Liabilities assumed by the Company and any Liabilities to which the asset is subject) contributed to the Company by such Member, and (iii) any other increases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv), and (b) decreased by (i) allocations to such Member of Losses pursuant to Section 4.1 and any other items of deduction or loss allocated to such Member pursuant to the provisions of Section 4.2, (ii) the amount of any cash or the Gross Asset Value of any asset (net of any Liabilities assumed by the Member and any Liabilities to which the asset is subject) distributed to such Member, and (iii) any other decreases allowed or required by Treasury Regulations Section 1.704-1(b)(2)(iv). The Gross Asset Value of the assets contributed on the Effective Date to the Company by the members of the PubCo Holdings Group shall be calculated by reference to the volume-weighted average sale price of the Class A Shares (as quoted on the exchange on which the Class A Shares are then listed) on the Effective Date, and the adjustment to the Gross Asset Value of the other assets held by the Company on the Effective Date pursuant to clause (b) of the definition of Gross Asset Value shall be derived by reference to the Gross Asset Value of such assets. If a Transfer of Units is made in accordance with this Agreement (including a deemed Transfer for U.S. federal income tax purposes as described in Section 3.6(a)(iv)), the Capital Account of the Transferor that is attributable to the Transferred Units shall carry over to the Transferee Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv)(l).

Section 3.5 Other Matters.

(a)

No Member shall demand or receive a return on or of its Capital Contributions or withdraw from the Company without the consent of the Managing Member. Under circumstances requiring a return of any Capital Contributions, no Member has the right to receive property other than cash.

(b)

No Member shall receive any interest, salary, compensation, draw or reimbursement with respect to its Capital Contributions or its Capital Account, or for services rendered or expenses incurred on behalf of the Company or otherwise in its capacity as a Member, except as otherwise provided in Section 6.7, the Management Services Agreement or as otherwise contemplated by this Agreement.

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(c)

The Liability of each Member shall be limited as set forth in the Act and other applicable Law and, except as expressly set forth in this Agreement or required by Law, no Member (or any of its Affiliates) shall be personally liable, whether to the Company, any of the other Members, the creditors of the Company, or any other third party, for any debt or Liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

(d)

Except as otherwise required by the Act, a Member shall not be required to restore a deficit balance in such Member’s Capital Account, to lend any funds to the Company or, except as otherwise set forth herein, to make any additional contributions or payments to the Company.

(e)	The Company shall not be obligated to repay any Capital Contributions of any Member.

Section 3.6 Redemption of Units.

(a)	Redemption Right.

(i)

Upon the terms and subject to the conditions set forth in this Section 3.6, each of the Members (other than the members that are part of the PubCo Holdings Group) (each such Member, a “Redeeming Member”) shall be entitled to cause the Company to redeem all or a portion of such Member’s Units (together with the surrender and delivery of the same number of Class B Shares) for an equivalent number of Class A Shares (a “Redemption”) or, at the Company’s election made in accordance with Section 3.6(a)(iii), cash equal to the Cash Election Amount calculated with respect to such Redemption (referred to herein as the “Redemption Right”). Absent the prior written consent of the Managing Member, with respect to each Redemption, a Redeeming Member shall be (A) required to redeem at least a number of Units equal to the lesser of [•][1] Units (as adjusted for any Unit splits, combinations, subdivisions, reclassifications or similar actions or events) and all of the Units then held by such Redeeming Member and (B) permitted to effect a Redemption of Units no more frequently than once per calendar quarter. Notwithstanding the foregoing, and subject to Section 3.6(j), a Redeeming Member may exercise its Redemption Right (x) with respect to at least [•][2] Units (as adjusted for any Unit splits, combinations, subdivisions, reclassifications or similar actions or events) at any time and (y) with respect to any of the then-held Units of such Member if such Redemption Right is exercised in connection with a valid exercise of such Member’s rights to have the Class A Shares issuable in connection with such Redemption to participate in an offering of securities pursuant to the Registration Rights Agreement; provided, that in the event the Managing Member consents to allow a Redemption of a lesser amount, the Liberty

[1]	Note to Draft: To be a number of Units equal to 0.5% of the total outstanding Units.
[2]	Note to Draft: To be a number of Units equal to 1% of the total outstanding Units.

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Member shall also be allowed to initiate a Redemption in an amount equal to or greater than such lesser amount. Upon the Redemption of all of a Member’s Units, such Member shall, for the avoidance of doubt, cease to be a Member of the Company.

(ii)

In order to exercise the Redemption Right under Section 3.6(a)(i), the Redeeming Member shall provide written notice (the “Redemption Notice”) to the Company, with a copy to PubCo (the date of delivery of such Redemption Notice, the “Redemption Notice Date”), stating:

(A)	the number of Units the Redeeming Member elects to have the Company redeem (the “Redeemed Units”);

(B)	if the Class A Shares to be received are to be issued other than in the name of the Redeeming Member, the name(s) of the Person(s) in whose name or on whose order the Class A Shares are to be issued;

(C)

whether the exercise of the Redemption Right is to be contingent (including as to timing) upon the closing of a Public Offering of the Class A Shares for which the Units will be redeemed or the closing of an announced merger, consolidation or other transaction or event to which PubCo is a party in which the Class A Shares would be exchanged or converted or become exchangeable for or convertible into cash or other securities or property; and

(D)

if the Redeeming Member requires the Redemption to take place on a specific Business Day, such Business Day, provided that any such specified Business Day shall not be earlier than the date that would otherwise apply pursuant to clause (a) of the definition of Redemption Date.

Notwithstanding anything to the contrary in this Agreement, (i) other than a Redemption, PT Isla shall not be entitled to Transfer any Units or Class B Shares (or Class A Shares delivered upon the exercise of PT Isla’s Redemption Right) prior to the six-month anniversary of the Effective Date and (ii) Isla Aggregator shall not be entitled to Transfer any Units or Class B Shares (or Class A Shares delivered upon the exercise of Isla Aggregator’s Redemption Right) prior to (A) with respect to any portion of such Units, Class B Shares and Class A Shares attributable to the indirect ownership of the KKR Balance Sheet Holders, the twelve-month anniversary of the Effective Date and (B) with respect all other Units, Class B Shares and Class A Shares held by Isla Aggregator, the six-month anniversary of the Effective Date (as applicable with respect to any Person, the “Lock-Up Period”). The Members acknowledge and agree that, during the Lock-Up Period, this provision shall expressly survive to the extent any Member ceases to be such and shall be enforceable against such former Member in all respects. Any waiver or amendment of this paragraph shall require the approval of a majority of the Independent Directors (as defined in the PubCo Certificate of Incorporation).

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If the Redeemed Units (or the Class B Shares to be transferred and surrendered) are represented by a certificate or certificates, prior to the Redemption Date, the Redeeming Member shall also present and surrender such certificate or certificates representing such Units (or Class B Shares) during normal business hours at the principal executive offices of the Company, or if any agent for the registration or transfer of Class A Shares is then duly appointed and acting (the “Transfer Agent”), at the office of the Transfer Agent. If required by the Managing Member, any certificate for Units and any certificate for Class B Shares (in each case, if certificated) surrendered to the Company hereunder shall be accompanied by instruments of transfer, in forms reasonably satisfactory to the Managing Member and the Transfer Agent, duly executed by the Redeeming Member or the Redeeming Member’s duly authorized representative.

(iii)

Upon receipt of a Redemption Notice, the Company shall be entitled to elect to settle the Redemption by delivering to the Redeeming Member, in lieu of the applicable number of Class A Shares that would be received in such Redemption, an amount of cash equal to the Cash Election Amount for such Redemption. In order to make a Cash Election with respect to a Redemption, the Company must provide written notice of such election to the Redeeming Member (with a copy to PubCo) prior to 1:00 p.m., Houston time, on or prior to the third Business Day after the Redemption Notice Date. If the Company fails to provide such written notice prior to such time, it shall not be entitled to make a Cash Election with respect to such Redemption.

(iv)

For U.S. federal income (and applicable state and local) tax purposes, each of the Redeeming Member, the Company, and PubCo (and any other member of the PubCo Holdings Group, as applicable), agrees to treat (A) each Redemption, to the extent that PubCo or another member of the PubCo Holdings Group contributes to the Company the consideration the Redeeming Member is entitled to receive pursuant to Section 3.6(b)(ii), and (B) in the event PubCo or another member of the PubCo Holdings Group exercises its Call Right, each transaction between the Redeeming Member and PubCo or such other member of the PubCo Holdings Group, as a sale of such Redeeming Member’s Units (together with the same number of Class B Shares) to PubCo or such other member of the PubCo Holdings Group in exchange for Class A Shares or cash, as applicable. For U.S. federal income (and applicable state and local) tax purposes, each of the Redeeming Member, the Company, and PubCo (and any other member of the PubCo Holdings Group, as applicable), agrees to treat each Redemption, to the extent PubCo or another member of the PubCo Holdings Group does not contribute to the Company the consideration the Redeeming Member is entitled to receive under Section 3.6(a)(i) and does not exercise its Call Right, as a distribution by the Company to the Redeeming Member.

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(v)

Notwithstanding anything herein to the contrary, in the event of concurrent or substantially concurrent Redemptions by the Liberty Member, on the one hand, and any KKR Member, on the other hand, if the Company or PubCo exercises its Cash Election with respect to such Redemptions by either Member, it shall exercise its Cash Election with respect to such Redemptions by the other Member.

(b)	Redemption Mechanics.

(i)

Subject to the satisfaction of any contingency described in Section 3.6(a)(ii)(C) that is specified in the relevant Redemption Notice, the Redemption shall be completed on the Redemption Date; provided, that if a valid Cash Election has not been made, the Redeeming Member may, at any time prior to the Redemption Date, revoke its Redemption Notice by giving written notice (the “Retraction Notice”) to the Company (with a copy to PubCo); provided, however, that in no event may the Redeeming Member deliver more than one Retraction Notice in any calendar quarter. The timely delivery of a Retraction Notice shall terminate all of the Redeeming Member’s, the Company’s and PubCo’s (and, as applicable, any other member of the PubCo Holdings Group’s) rights and obligations arising from the retracted Redemption Notice.

(ii)

Unless the Redeeming Member has timely delivered a Retraction Notice as provided in Section 3.6(b)(i) or PubCo (or such designated member(s) of the PubCo Holdings Group) has elected its Call Right pursuant to Section 3.6(f), on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (A) the Redeeming Member shall transfer and surrender the Redeemed Units (and a corresponding number of Class B Shares) to the Company, in each case free and clear of all liens and encumbrances, (B) unless, in the event of a Cash Election by the Company, the Company in its discretion elects to fund any part of the consideration the Redeeming Member is entitled to receive under Section 3.6(a)(i) without a contribution from PubCo or another member of the PubCo Holdings Group, PubCo (or such other member(s) of the PubCo Holdings Group designated by PubCo) shall contribute to the Company the consideration the Redeeming Member is entitled to receive under Section 3.6(a)(i) and, as described in Section 3.1(e), the Company shall issue to PubCo (or such designated member(s) of the PubCo Holdings Group) a number of Units or other Equity Securities of the Company as consideration for such contribution, (C) the Company shall (x) cancel the Redeemed Units, (y) transfer to the Redeeming Member the consideration the Redeeming Member is entitled to receive under Section 3.6(a)(i), and (z) if the Redeemed Units are certificated, issue to the Redeeming Member a certificate for a number of Units equal to the difference (if any) between the

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number of Units evidenced by the certificate surrendered by the Redeeming Member pursuant to clause (ii)(A) of this Section 3.6(b) and the number of Redeemed Units, and (D) PubCo shall cancel the surrendered Class B Shares. Notwithstanding any other provisions of this Agreement to the contrary, in the event that the Company makes a valid Cash Election, the PubCo Holdings Group shall only be obligated to contribute to the Company an amount in cash equal to the net proceeds (after deduction of any Discount) from the sale by PubCo of a number of Class A Shares equal to the number of Redeemed Units to be redeemed with such cash or from the sale of other PubCo Equity Securities used to fund the Cash Election Amount.

(c)

If (i) there is any reclassification, reorganization, recapitalization or other similar transaction, including pursuant to a merger or consolidation, pursuant to which the Class A Shares are converted or changed into another security, securities or other property (other than as a result of a subdivision or combination or any transaction subject to Section 3.1(h)), or (ii) except in connection with actions taken with respect to the capitalization of PubCo or the Company pursuant to Section 3.1(j), PubCo, by dividend or otherwise, distributes to all holders of the Class A Shares evidences of its Indebtedness or assets, including securities (including Class A Shares and any rights, options or warrants to all holders of the Class A Shares to subscribe for or to purchase or to otherwise acquire Class A Shares, or other securities or rights convertible into, exchangeable for or exercisable for Class A Shares) but excluding (A) any cash dividend or distribution, or (B) any such distribution of Indebtedness or assets, in either case (A) or (B) received by PubCo from the Company in respect of the Units, then upon any subsequent Redemption, in addition to the Class A Shares or the Cash Election Amount, as applicable, each Member shall be entitled to receive the amount of such security, securities or other property that such Member would have received if such Redemption had occurred immediately prior to the effective date of such reclassification, reorganization, recapitalization, other similar transaction, dividend or other distribution, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such reclassification, reorganization, recapitalization or other similar transaction. For the avoidance of doubt, if there is any reclassification, reorganization, recapitalization or other similar transaction in which the Class A Shares are converted or changed into another security, securities or other property, or any dividend or distribution (other than an excluded dividend or distribution, as described above), this Section 3.6 shall continue to be applicable, mutatis mutandis, with respect to such security or other property.

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(d)

PubCo shall at all times keep available out of its authorized but unissued shares, solely for the purpose of issuance upon a Redemption, such number of Class A Shares that shall be issuable upon the Redemption of all outstanding Units (other than those Units held by any member of the PubCo Holdings Group). PubCo covenants that all Class A Shares that shall be issued upon a Redemption shall, upon issuance thereof, be validly issued, fully paid and non-assessable (except as such non-assessability may be limited by Sections 18-607 and 18-804 of the Act). In addition, for so long as the Class A Shares are listed on a National Securities Exchange, PubCo shall use its reasonable best efforts to cause all Class A Shares issued upon a Redemption to be listed on such National Securities Exchange at the time of such issuance.

(e)

The issuance of Class A Shares upon a Redemption shall be made without charge to the Redeeming Member for any stamp or other similar tax in respect of such issuance; provided, however, that if any such Class A Shares are to be issued in a name other than that of the Redeeming Member, then the Person or Persons in whose name the shares are to be issued shall pay to PubCo (or such designated member(s) of the PubCo Holdings Group) the amount of any tax that may be payable in respect of any transfer involved in such issuance or shall establish to the reasonable satisfaction of PubCo that such tax has been paid or is not payable. Each of the Company and any member of the PubCo Holdings Group shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable upon a Redemption (and the Redeeming Member agrees to indemnify the Company and the PubCo Holdings Group with respect to) such amounts as may be required to be deducted or withheld therefrom under the Code or any provision of applicable Law, and to the extent deduction and withholding is required, such deduction and withholding may be taken in Class A Shares. Prior to making such deduction or withholding, the Company shall give written notice to the Redeeming Member and reasonably cooperate with such Redeeming Member to reduce or avoid any such withholding. To the extent such amounts are so deducted or withheld and paid over to the relevant governmental authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Redeeming Member, and, if withholding is taken in Class A Shares, the relevant withholding party shall be treated as having sold such Class A Shares on behalf of such Redeeming Member for an amount of cash equal to the Fair Market Value thereof at the time of such deemed sale and paid such cash proceeds to the appropriate Governmental Entity.

(f)	Call Right.

(i)

Notwithstanding anything to the contrary in this Section 3.6, a Redeeming Member shall be deemed to have offered to sell its Redeemed Units to each member of the PubCo Holdings Group, and PubCo (or such other member(s) of the PubCo Holdings Group designated by PubCo) may, in its sole discretion, by means of delivery of a Call Election Notice in accordance with, and subject to the terms of, this Section 3.6(f), elect to purchase directly and acquire such Units (together with the surrender and delivery of the same number of Class B Shares) on the Redemption Date by paying to the Redeeming Member (or, on the Redeeming Member’s written order, its designee) that number of Class A Shares the Redeeming Member (or its designee) would otherwise receive pursuant to Section 3.6(a)(i) or, at the

35

election of PubCo (or such designated member(s) of the PubCo Holdings Group), an amount of cash equal to the Cash Election Amount of such Class A Shares (the “Call Right”), whereupon PubCo (or such designated member(s) of the PubCo Holdings Group) shall acquire the Units offered for redemption by the Redeeming Member (together with the surrender and delivery of the same number of Class B Shares to PubCo for cancellation). PubCo (or such designated member(s) of the PubCo Holdings Group) shall be treated for all purposes of this Agreement as the owner of such Units; provided, that if the Cash Election Amount is funded other than through the issuance of Class A Shares, such Units will be reclassified into another Equity Security of the Company if the Managing Member determines such reclassification is necessary.

(ii)

PubCo (or such designated member(s) of the PubCo Holdings Group) may, at any time prior to the Redemption Date, in its sole discretion, deliver a written notice (a “Call Election Notice”) to the Company and the Redeeming Member setting forth its election to exercise its Call Right. A Call Election Notice may be revoked by the applicable member of the PubCo Holdings Group at any time; provided that any such revocation does not prejudice the ability of the parties to consummate a Redemption on the Redemption Date. Except as otherwise provided by this Section 3.6(f), an exercise of the Call Right shall be consummated pursuant to the same timeframe and in the same manner as the relevant Redemption would have been consummated if a member of the PubCo Holdings Group had not delivered a Call Election Notice.

(g)

In the event that (i) the Members (other than members of the PubCo Holdings Group) beneficially own, in the aggregate, less than 5% of the then outstanding Units and (ii) the Class A Shares are listed or admitted to trading on a National Securities Exchange, PubCo (or such other member(s) of the PubCo Holdings Group designated by PubCo) shall have the right, in its sole discretion, to require all Members (other than members of the PubCo Holdings Group) to effect a Redemption of all, but not less than all, of the Units held by all of the Members (together with the surrender and delivery of the same number of Class B Shares); provided that a Cash Election shall not be permitted pursuant to such a Redemption under this Section 3.6(g). PubCo (or such other member(s) of the PubCo Holdings Group designated by PubCo) shall deliver written notice to the Company and all of the Members (other than members of the PubCo Holdings Group) of its intention to exercise its Redemption Right pursuant to this Section 3.6(g) (a “Minority Member Redemption Notice”) at least five (5) Business Days prior to the proposed date upon which such Redemption is to be effected (such proposed date, the “Minority Member Redemption Date”), indicating in such notice the number of Units (and corresponding Class B Shares) held by such Member that PubCo (or such other member(s) of the PubCo Holdings Group designated by PubCo) intends to require to be subject to such Redemption. Any Redemption pursuant to this Section 3.6(g) shall be effective on the Minority Member Redemption Date. From and after the Minority Member Redemption Date, (i) the Units and Class B Shares

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subject to such Redemption shall be deemed to be transferred to PubCo (or such other member(s) of the PubCo Holdings Group designated by PubCo) on the Minority Member Redemption Date and (ii) such Member shall cease to have any rights with respect to the Units and Class B Shares subject to such Redemption (other than the right to receive Class A Shares pursuant to such Redemption). Following delivery of a Minority Member Redemption Notice and on or prior to the Minority Member Redemption Date, the Members shall take all actions reasonably requested by PubCo (or such other member(s) of the PubCo Holdings Group designated by PubCo) of all of the Members to effect such Redemption, including taking any action and delivering any document required pursuant to the remainder of this Section 3.6 to effect a Redemption.

(h)

No Redemption shall impair the right of the Redeeming Member to receive any distributions payable on the Redeemed Units pursuant to such Redemption in respect of a record date that occurs prior to the Redemption Date for such Redemption. For the avoidance of doubt, no Redeeming Member, or a Person designated by a Redeeming Member to receive Class A Shares, shall be entitled to receive, with respect to such record date, distributions or dividends both on Redeemed Units by the Company from such Redeeming Member and on Class A Shares received by such Redeeming Member, or other Person so designated, if applicable, in such Redemption.

(i)

Any Units acquired by the Company under this Section 3.6 and transferred by the Company to any member of the PubCo Holdings Group shall remain outstanding and shall not be cancelled as a result of their acquisition by the Company. Notwithstanding any other provision of this Agreement, the applicable member(s) of the PubCo Holdings Group shall be automatically admitted as a Member of the Company with respect to any Units or other Equity Securities in the Company it receives under this Agreement (including under this Section 3.6 in connection with any Redemption).

(j)

The Managing Member may impose additional limitations and restrictions on Redemptions (including limiting Redemptions or creating priority procedures for Redemptions), to the extent it determines in Good Faith such limitations and restrictions to be necessary or appropriate to avoid undue risk that the Company may be classified as a “publicly traded partnership” within the meaning of Section 7704 of the Code. Furthermore, the Managing Member may require any Member (or group of Members) to redeem all of its (or their) Units pursuant to the Redemption Right to the extent it determines in Good Faith that such Redemption is necessary or appropriate to avoid undue risk that the Company may be classified as a “publicly traded partnership” within the meaning of Section 7704 of the Code. Upon delivery of any notice by the Managing Member to such Member (or group of Members) requiring such Redemption, such Member (or group of Members) shall exchange, subject to exercise by PubCo (or such other member(s) of the PubCo Holdings Group designated by PubCo) of the Call Right pursuant to Section 3.6(f)(i), all of its (or their) Units effective as of the date specified in such notice (and such date shall be deemed to be a Redemption Date for purposes of this Agreement) in accordance with this Section 3.6 and otherwise in accordance with the requirements set forth in such notice.

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ARTICLE IV

ALLOCATIONS OF PROFITS AND LOSSES

Section 4.1 Profits and Losses. After giving effect to the allocations under Section 4.2 and subject to Section 4.5, Profits and Losses (and, to the extent determined by the Managing Member to be necessary and appropriate to achieve the resulting Capital Account balances described below, any allocable items of income, gain, loss, deduction or credit includable in the computation of Profits and Losses) for each Fiscal Year or other taxable period shall be allocated among the Members during such Fiscal Year or other taxable period in a manner such that, after giving effect to the special allocations set forth in Section 4.2 and all distributions through the end of such Fiscal Year or other taxable period, the Capital Account balance of each Member, immediately after making such allocation, is, as nearly as possible, equal to (i) the amount such Member would receive pursuant to Section 10.3(b) if all assets of the Company on hand at the end of such Fiscal Year or other taxable period were sold for cash equal to their Gross Asset Values, all liabilities of the Company were satisfied in cash in accordance with their terms (limited with respect to each nonrecourse liability to the Gross Asset Value of the assets securing such liability), and all remaining or resulting cash was distributed, in accordance with Section 10.3(b), to the Members immediately after making such allocation, minus (ii) such Member’s share of Company Minimum Gain and Member Minimum Gain, computed immediately prior to the hypothetical sale of assets, and the amount any such Member is treated as obligated to contribute to the Company, computed immediately after the hypothetical sale of assets.

Section 4.2 Special Allocations. The following allocations shall be made in the following order:

(a)

Nonrecourse Deductions for any Fiscal Year or other taxable period shall be specially allocated to the Members on a pro rata basis, in accordance with the number of Units owned by each Member as of the last day of such Fiscal Year or other taxable period. The amount of Nonrecourse Deductions for a Fiscal Year or other taxable period shall equal the excess, if any, of the net increase, if any, in the amount of Company Minimum Gain during that Fiscal Year or other taxable period over the aggregate amount of any distributions during that Fiscal Year or other taxable period of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined in accordance with the provisions of Treasury Regulations Section 1.704-2(d).

(b)

Any Member Nonrecourse Deductions for any Fiscal Year or other taxable period shall be specially allocated to the Member who bears the Economic Risk of Loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i). If more than one Member bears the Economic Risk of Loss for such Member Nonrecourse Debt, the Member Nonrecourse Deductions attributable

38

to such Member Nonrecourse Debt shall be allocated among the Members according to the ratio in which they bear the Economic Risk of Loss. This Section 4.2(b) is intended to comply with the provisions of Treasury Regulations Section 1.704-2(i) and shall be interpreted consistently therewith.

(c)

Notwithstanding any other provision of this Agreement to the contrary, if there is a net decrease in Company Minimum Gain during any Fiscal Year or other taxable period (or if there was a net decrease in Company Minimum Gain for a prior Fiscal Year or other taxable period and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 4.2(c)), each Member shall be specially allocated items of Company income and gain for such Fiscal Year or other taxable period in an amount equal to such Member’s share of the net decrease in Company Minimum Gain during such year (as determined pursuant to Treasury Regulations Section 1.704-2(g)(2)). This Section 4.2(c) is intended to constitute a minimum gain chargeback under Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(d)

Notwithstanding any other provision of this Agreement except Section 4.2(c), if there is a net decrease in Member Minimum Gain during any Fiscal Year or other taxable period (or if there was a net decrease in Member Minimum Gain for a prior Fiscal Year or other taxable period and the Company did not have sufficient amounts of income and gain during prior periods to allocate among the Members under this Section 4.2(d)), each Member shall be specially allocated items of Company income and gain in an amount equal to such Member’s share of the net decrease in Member Minimum Gain (as determined pursuant to Treasury Regulations Section 1.704-2(i)(4)). This Section 4.2(d) is intended to constitute a partner nonrecourse debt minimum gain chargeback under Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(e)

Notwithstanding any provision hereof to the contrary except Section 4.2(a) and Section 4.2(b), no Losses or other items of loss or expense shall be allocated to any Member to the extent that such allocation would cause such Member to have an Adjusted Capital Account Deficit (or increase any existing Adjusted Capital Account Deficit) at the end of such Fiscal Year or other taxable period. All Losses and other items of loss and expense in excess of the limitation set forth in this Section 4.2(e) shall be allocated to the Members who do not have an Adjusted Capital Account Deficit in proportion to their relative positive Capital Accounts but only to the extent that such Losses and other items of loss and expense do not cause any such Member to have an Adjusted Capital Account Deficit.

(f)

Notwithstanding any provision hereof to the contrary except Section 4.2(c) and Section 4.2(d), if any Member unexpectedly receives any adjustment, allocation or distribution described in paragraph (4), (5) or (6) of Treasury Regulations Section 1.704-1(b)(2)(ii)(d), items of income and gain (consisting of a pro rata portion of each item of income, including gross income, and gain for the Fiscal Year or other taxable period) shall be specially allocated to such Member in an amount and manner sufficient to eliminate any Adjusted Capital Account Deficit

39

of that Member as quickly as possible; provided that an allocation pursuant to this Section 4.2(f) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article IV have been tentatively made as if this Section 4.2(f) were not in this Agreement. This Section 4.2(f) is intended to constitute a qualified income offset under Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(g)

If any Member has a deficit balance in its Capital Account at the end of any Fiscal Year or other taxable period that is in excess of the sum of (i) the amount that such Member is obligated to restore and (ii) the amount that the Member is deemed to be obligated to restore pursuant to the penultimate sentence of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), that Member shall be specially allocated items of Company income and gain and Simulated Gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 4.2(g) shall be made only if and to the extent that such Member would have a deficit balance in its Capital Account in excess of such sum after all other allocations provided for in this Article IV have been made as if Section 4.2(f) and this Section 4.2(g) were not in this Agreement.

(h)

To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution to any Member in complete liquidation of such Member’s interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such item of gain or loss shall be allocated to the Members in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) if such section applies or to the Member to whom such distribution was made if Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(i)

Simulated Depletion for each Depletable Property, and Simulated Loss for Depletable Property upon the disposition of such Depletable Property, shall be allocated among the Members in proportion to their shares of Simulated Basis in such Depletable Property.

(j)

The allocations set forth in Section 4.2(a) through Section 4.2(h) (the “Regulatory Allocations”) are intended to comply with certain requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding any other provision of this Article IV (other than the Regulatory Allocations), the Regulatory Allocations (and anticipated future Regulatory Allocations) shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocation of other items and the Regulatory Allocations to each Member should be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. This Section 4.2(j) is intended to minimize to the extent possible and to the extent necessary any economic distortions which may result from application of the Regulatory Allocations and shall be interpreted in a manner consistent therewith.

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(k)

Items of income, gain, loss, expense or credit resulting from a Covered Audit Adjustment shall be allocated to the Members in accordance with the applicable provisions of the Partnership Tax Audit Rules, as determined in Good Faith by the Managing Member.

Section 4.3 Allocations for Tax Purposes in General.

(a)

Except as otherwise provided in this Section 4.3 or Section 4.4, each item of income, gain, loss, deduction and credit of the Company for U.S. federal income tax purposes shall be allocated among the Members in the same manner as such item is allocated under Section 4.1 and Section 4.2.

(b)

In accordance with Section 704(c) of the Code and the Treasury Regulations thereunder (including the Treasury Regulations applying the principles of Section 704(c) of the Code to changes in Gross Asset Values), items of income, gain, loss and deduction with respect to any Company property having a Gross Asset Value that differs from such property’s Adjusted Basis shall, solely for U.S. federal income tax purposes, be allocated among the Members to account for any such difference using such method or methods as determined by the Managing Member to be appropriate and in accordance with the applicable Treasury Regulations; provided, that, in making such determination with respect to the properties contributed in the Transactions and adjustments occurring as a result of the Transactions, the Managing Member intends to use reasonable best efforts to minimize the U.S. federal cash tax obligations of the PubCo Holdings Group in a manner that is not materially different for the Liberty Member as compared to the KKR Member; provided further, with respect to any difference between the Gross Asset Value and the Adjusted Basis of the properties treated as contributed pursuant to the Contribution Agreement to the Company (as the continuation of Isla for U.S. federal income tax purposes) on the date of such contribution and for which the “remedial method” under Treasury Regulations Section 1.704-3(d) has been elected, (i) the “remedial method” shall be applied and (ii) to the extent that any such properties include partnership interests, the “remedial method” looking through to the underlying properties in the contributed partnership interests shall be applied.

(c)

Any (i) recapture of depreciation or any other item of deduction shall be allocated, in accordance with Treasury Regulations Sections 1.1245-1(e) and 1.1254-5, to the Members who received the benefit of such deductions to the maximum extent permissible by Law, and (ii) recapture of grants or credits shall be allocated to the Members in accordance with applicable Law.

(d)	Tax credits of the Company shall be allocated among the Members as provided in Treasury Regulation Sections 1.704-1(b)(4)(ii) and 1.704-1(b)(4)(viii).

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(e)

Allocations pursuant to this Section 4.3 are solely for purposes of U.S. federal, state and local taxes and shall not affect or in any way be taken into account in computing any Member’s Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement

(f)

If, as a result of an exercise of a noncompensatory option to acquire an interest in the Company, a Capital Account reallocation is required under Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations pursuant to Treasury Regulations Section 1.704-1(b)(4)(x).

Section 4.4 Income Tax Allocations with Respect to Depletable Properties.

(a)

Cost and percentage depletion deductions with respect to any Depletable Property shall be computed separately by the Members rather than the Company. For purposes of such computations, the U.S. federal income tax basis of each Depletable Property shall be allocated to each Member pro rata, in accordance with the number of Units owned by such Member as of the time such Depletable Property is acquired by the Company (and any additions to such U.S. federal income tax basis resulting from expenditures required to be capitalized in such basis shall be allocated among the Members in a manner designed to cause the Members’ proportionate shares of such adjusted U.S. federal income tax basis to be in accordance with their proportionate ownership of Units as determined at the time of any such additions), and shall be reallocated among the Members pro rata, in accordance with the number of Units owned by such Member as determined immediately following the occurrence of an event giving rise to an adjustment to the Gross Asset Values of the Company’s Depletable Properties pursuant to clause (b) of the definition of Gross Asset Value. The Company shall inform each Member of such Member’s allocable share of the U.S. federal income tax basis of each Depletable Property promptly following the acquisition of such Depletable Property by the Company, any adjustment resulting from expenditures required to be capitalized in such basis, and any reallocation of such basis as provided in the previous sentence.

(b)

For purposes of the separate computation of gain or loss by each Member on the taxable disposition of Depletable Property, the amount realized from such disposition shall be allocated (i) first, to the Members in an amount equal to the Simulated Basis in such Depletable Property in proportion to their allocable shares thereof and (ii) second, any remaining amount realized shall be allocated consistent with the allocation of Simulated Gains.

(c)

The allocations described in this Section 4.4 are intended to be applied in accordance with the Members’ “interests in partnership capital” under Section 613A(c)(7)(D) of the Code; provided that the Members understand and agree that the Managing Member may authorize special allocations of U.S. federal income tax basis, income, gain, deduction or loss, as computed for U.S. federal income tax purposes, in order to eliminate differences between Simulated Basis and adjusted U.S. federal income tax basis with respect to Depletable Properties, in such

42

manner as determined consistent with the principles outlined in Section 4.3(b). The provisions of this Section 4.4(c) and the other provisions of this Agreement relating to allocations under Code Section 613A(c)(7)(D) are intended to comply with Treasury Regulations Section 1.704-1(b)(4)(v) and shall be interpreted and applied in a manner consistent with such Treasury Regulations.

(d)

Each Member, with the assistance of the Company, shall separately keep records of its share of the adjusted tax basis in each Depletable Property, adjust such share of the adjusted tax basis for any cost or percentage depletion allowable with respect to such property and use such adjusted tax basis in the computation of its cost depletion or in the computation of its gain or loss on the disposition of such property by the Company. To assist the Members and their direct and indirect owners in computing their depletion allowances and maintaining the information required pursuant to this Section 4.4(d), the Company shall provide any and all information, including well-specific information to the extent such information is available to the Company, upon the reasonable request of a Member. Upon the reasonable request of the Company, each Member shall advise the Company of its adjusted tax basis in each Depletable Property and any depletion computed with respect thereto, both as computed in accordance with the provisions of this subsection for purposes of allowing the Company to make adjustments to the tax basis of its assets as a result of certain transfers of interests in the Company or distributions by the Company. The Company may rely on such information and, if it is not provided by the Member, may make such reasonable assumptions as it shall determine with respect thereto. When reasonably requested by a Member, the Company shall provide all available information needed by such Member to comply with the record keeping requirements of this Section 4.4(d) and other applicable tax reporting obligations.

Section 4.5 Other Allocation Rules.

(a)

The Members are aware of the income tax consequences of the allocations made by this Article IV and the economic impact of the allocations on the amounts receivable by them under this Agreement. The Members hereby agree to be bound by the provisions of this Article IV in reporting their share of Company income and loss for income tax purposes.

(b)

The provisions regarding the establishment and maintenance for each Member of a Capital Account as provided by Section 3.4 and the allocations set forth in Section 4.1, Section 4.2, Section 4.3, and Section 4.4 are intended to comply with the Treasury Regulations and to reflect the intended economic entitlement of the Members. If the Managing Member determines in Good Faith that the application of the provisions in Section 3.4, Section 4.1, Section 4.2, Section 4.3, or Section 4.4 would result in non-compliance with the Treasury Regulations or would be inconsistent with the intended economic entitlement of the Members, the Managing Member is authorized to make any appropriate adjustments to such provisions.

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(c)

All items of income, gain, loss, deduction and credit allocable to an interest in the Company that is Transferred shall be allocated between the Transferor and the Transferee in accordance with a method reasonably determined by the Managing Member and permissible under Section 706 of the Code and the Treasury Regulations thereunder.

(d)

The Members’ proportionate shares of the “excess nonrecourse liabilities” of the Company, within the meaning of Treasury Regulations Section 1.752-3(a)(3), shall be allocated to the Members on a pro rata basis, in accordance with the number of Units owned by each Member unless otherwise determined in Good Faith by the Managing Member.

ARTICLE V

DISTRIBUTIONS

Section 5.1 Distributions.

(a)

Distributions. To the extent permitted by applicable Law and hereunder, and except as otherwise provided in Section 10.3, distributions to Members may be declared by the Managing Member out of funds legally available therefor in such amounts and on such terms (including the payment dates of such distributions) as the Managing Member shall determine using such record date as the Managing Member may designate; any such distribution shall be made to the Members as of the close of business on such record date on a pro rata basis in accordance with the number of Units owned by each Member as of the close of business on such record date (provided that, for the avoidance of doubt, repurchases or redemptions made in accordance with Section 3.1(f), Section 3.6, or payments made in accordance with Section 6.2 or Section 6.7 need not be on a pro rata basis); provided, however, that the Managing Member shall have the obligation to make distributions as set forth in Section 5.2 and Section 10.3(b)(iii); and provided further, that, notwithstanding any other provision herein to the contrary, no distributions shall be made to any Member to the extent such distribution would render the Company insolvent or violate the Act. For purposes of the foregoing sentence, insolvency means the inability of the Company to meet its payment obligations when due. Promptly following the designation of a record date and the declaration of a distribution pursuant to this Section 5.1, the Managing Member shall give notice to each Member of the record date, the amount and the terms of the distribution and the payment date thereof.

(b)

Distribution Policy. Notwithstanding anything to the contrary in this Section 5.1, subject to applicable Law, the Managing Member shall cause the Company, within 90 days following the end of each calendar quarter, to make distributions of Available Cash to the Members in accordance with this Agreement in an aggregate amount (for the avoidance of doubt, taking into account all distributions by the Company to the Members in respect of such period, including in respect of the Management Services Agreement and pursuant to Section 5.2) equal to at least (i) if

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the Leverage Ratio as of the date of such distribution is below the Target Leverage Ratio, 10% of Consolidated EBITDAX in respect of such calendar quarter and (ii) if the Leverage Ratio as of the date of such distribution is at or above the Target Leverage Ratio, 5% of Consolidated EBITDAX in respect of such calendar quarter; provided, that the Company shall not be obligated to make any distributions pursuant to this Section 5.1(b) in excess of Available Cash as of such time.

(c)

Successors. For purposes of determining the amount of distributions, each Member shall be treated as having made the Capital Contributions and as having received the distributions made to or received by its predecessors in respect of any of such Member’s Units.

(d)

Distributions In-Kind. Except as otherwise provided in this Agreement, any distributions may be made in cash or in kind, or partly in cash and partly in kind, as determined by the Managing Member. To the extent that the Company distributes property in-kind to the Members, the Company shall be treated as making a distribution equal to the Fair Market Value of such property for purposes of Section 5.1(a) and such property shall be treated as if it were sold for an amount equal to its Fair Market Value. Any resulting gain or loss shall be allocated to the Member’s Capital Accounts in accordance with Section 4.1 and Section 4.2.

Section 5.2 Tax-Related Distributions. The Company shall, subject to any restrictions contained in any agreement to which the Company is bound, including an Indebtedness Agreement, make distributions out of legally available funds to all Members on a pro rata basis, in accordance with the number of Units owned by each Member, at such times and in such amounts as the Managing Member reasonably determines is necessary (taking into account any distributions reasonably expected to be made pursuant to Section 5.1(a) (including as a result of the application of Section 5.1(b)), but only to the extent reasonably contemporaneously with such tax-related distribution), to enable the PubCo Holdings Group to timely satisfy any and all U.S. federal, state and local and non-U.S. tax obligations (including any Company Level Taxes payable by the PubCo Holdings Group as a result of an election under Section 6226(a) of the Code or otherwise, but excluding any obligations to remit any withholdings withheld from payments to third parties) owed by the PubCo Holdings Group, in the aggregate.

Section 5.3 Distribution Upon Withdrawal. No withdrawing Member shall be entitled to receive any distribution or the value of such Member’s Interest in the Company as a result of withdrawal from the Company prior to the liquidation of the Company, except as specifically provided in this Agreement.

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ARTICLE VI

MANAGEMENT

Section 6.1 The Managing Member; Fiduciary Duties.

(a)

PubCo shall be the sole Managing Member of the Company. Except as otherwise required by Law or expressly provided for in this Agreement, (i) the Managing Member shall have full and complete charge of all affairs of the Company, (ii) the management and control of the Company’s business activities and operations shall rest exclusively with the Managing Member, and the Managing Member shall make all decisions regarding the business, activities and operations of the Company (including the incurrence of costs and expenses) in the sole discretion without the consent of any other Member, and (iii) the Members other than the Managing Member (in their capacity as such) shall not participate in the control, management, direction or operation of the activities or affairs of the Company and shall have no power to act for or bind the Company.

(b)

Except as otherwise provided herein, in connection with the performance of its duties as the Managing Member of the Company, the Managing Member acknowledges that it will owe to the Members the same fiduciary duties as it would owe to the stockholders of a Delaware corporation under the DGCL if it were a member of the board of directors of such a corporation and the Members were stockholders of such corporation. The Members further acknowledge that the Managing Member will take action through its board of directors, and that the members of the Managing Member’s board of directors will owe comparable fiduciary duties to the stockholders of the Managing Member.

Section 6.2 Indemnification; Exculpation.

(a)

The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable Law as it presently exists or may hereafter be amended (provided, that no such amendment shall limit a Covered Person’s rights to indemnification hereunder with respect to any actions or events occurring prior to such amendment), any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that such person (or a person for whom such person is the legal representative or a director, officer or employee) is or was a person entitled to indemnification under the Existing LLC Agreement, or is a Member, or acting as the Managing Member or Company Representative of the Company or, while being a person entitled to indemnification under the Existing LLC Agreement, a Member, or acting as the Managing Member or Company Representative of the Company, is or was serving at the request of the Company as a member, director, officer, trustee, employee or agent of another limited liability company or of a corporation, partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (each of the persons referred to above in this Section 6.2(a) being referred to as a “Covered Person”), whether the basis of such Proceeding is alleged action or failure or omission of action in an official capacity as a member, director, officer, trustee, employee or agent, or in any other capacity while serving as a member, director, officer, trustee, employee or agent, against all costs, expenses (including reasonable attorneys’ fees), liability and loss incurred or suffered by such Covered Person in connection with such Proceeding, unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that,

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in respect of such act or omission, and taking into account the acknowledgements and agreements set forth in this Agreement, such Covered Person engaged in bad faith, fraud or willful misconduct. The Company shall, to the fullest extent not prohibited by applicable Law as it presently exists or may hereafter be amended (provided, that no such amendment shall limit a Covered Person’s rights to indemnification hereunder with respect to any actions or events occurring prior to such amendment), pay the costs and expenses (including reasonable attorneys’ fees) incurred by a Covered Person in defending any Proceeding in advance of its final disposition; provided, however, that to the extent required by applicable Law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined by final judicial decision from which there is no further right to appeal that the Covered Person is not entitled to be indemnified under this Section 6.2(a) or otherwise. The rights to indemnification and advancement of expenses under this Section 6.2(a) shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a member, director, officer, trustee, employee or agent and shall inure to the benefit of his heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 6.2(a), except for Proceedings to enforce rights to indemnification and advancement of expenses, the Company shall indemnify and advance expenses to a Covered Person in connection with a Proceeding (or part thereof) initiated by such Covered Person only if such Proceeding (or part thereof) was authorized by the Managing Member. If this Section 6.2(a) or any portion of this Section 6.2(a) shall be invalidated on any ground by a court of competent jurisdiction the Company shall nevertheless indemnify each Covered Person as to expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, proceeding or investigation, whether civil, criminal or administrative, including a grand jury proceeding or action or suit brought by or in the right of the Company, to the full extent permitted by any applicable portion of this Section 6.2(a) that shall not have been invalidated.

(b)

Notwithstanding that a Covered Person may have certain rights to indemnification and/or advancement of expenses provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to an advancement of expenses or indemnification set forth herein, the Company: (i) shall be the indemnitor of first resort (i.e., its obligations to such indemnitee are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such indemnitee are secondary); and (ii) shall be required to advance the full amount of expenses incurred by such indemnitee and shall be liable for the full amount of all liabilities, without regard to any rights such indemnitee may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of an indemnitee with respect to any proceeding for which such indemnitee has sought an advancement of expenses or indemnification from the Company shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such indemnitee against the Company.

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(c)

The indemnification provided by this Section 6.2(c) shall be in addition to any other rights to which a Covered Person may be entitled under any agreement, insurance, pursuant to any vote of the Members entitled to vote on such matter, as a matter of law, in equity or otherwise, both as to actions in the Covered Person’s capacity with respect to the Company and as to actions in any other capacity, and shall continue as to a Covered Person who has ceased to serve in such capacity. This Section 6.2(c) shall not limit the right of the Company, to the extent and in the manner permitted by law, to indemnify and to advance expenses to, and purchase and maintain insurance on behalf of, Persons other than Covered Persons.

(d)

Subject to other applicable provisions of this Section 6.2, to the fullest extent permitted by applicable Law, the Covered Persons shall not be liable to the Company, any Subsidiary, any director, any Member or any holder of any equity interest in any Subsidiary by virtue of being a Covered Person or for any acts or omissions in their capacity as a Covered Person or otherwise in connection with the Company, this Agreement or the business and affairs of the Company and its Subsidiaries unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such losses or liabilities were the result of conduct in which such Covered Person engaged in bad faith, fraud or willful misconduct.

(e)

Notwithstanding anything to the contrary in this Section 6.2, the Company shall have no obligation to indemnify a Covered Person for such Covered Person’s share of Taxes imposed as a result of the Managing Member’s election under Section 9.2(a)(iv).

Section 6.3 Maintenance of Insurance or Other Financial Arrangements. In compliance with applicable Law, the Company (with the approval of the Managing Member) may purchase and maintain insurance or make other financial arrangements on behalf of any Person who is or was a Member, employee or agent of the Company, or at the request of the Company is or was serving as a manager, director, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise, for any Liability asserted against such Person and Liability and expenses incurred by such Person in such Person’s capacity as such, or arising out of such Person’s status as such, whether or not the Company has the authority to indemnify such Person against such Liability and expenses.

Section 6.4 Resignation or Termination of Managing Member. PubCo (or its successor, as applicable) shall not, by any means, resign as, cease to be or be replaced as Managing Member except in compliance with this Section 6.4. No termination or replacement of PubCo (or its successor, as applicable) as Managing Member shall be effective unless proper provision is made, in compliance with this Agreement, so that the obligations of PubCo, its successor (if applicable) and any new Managing Member and the rights of all Members under this Agreement and applicable Law remain in full force and effect. No appointment of a Person other than PubCo (or its successor, as applicable) as Managing Member shall be effective unless PubCo (or its successor, as applicable) and the new Managing Member (as applicable) provide all other Members with contractual rights, directly enforceable by such other Members against PubCo (or its successor, as applicable) and the new Managing Member (as applicable), to cause (a) PubCo (or its successor, as applicable) to comply with all of PubCo’s or such member’s obligations under this Agreement (including its obligations under Section 3.6) other than those that must necessarily be taken in its capacity as Managing Member and (b) the new Managing Member to comply with all of the Managing Member’s obligations under this Agreement.

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Section 6.5 No Inconsistent Obligations. The Managing Member represents that it does not have any contracts, other agreements, duties or obligations that are inconsistent with its duties and obligations (whether or not in its capacity as Managing Member) under this Agreement and covenants that, except as permitted by Section 6.1, it will not enter into any contracts or other agreements or undertake or acquire any other duties or obligations that are inconsistent with such duties and obligations.

Section 6.6 Reclassification Events of PubCo. If a Reclassification Event occurs, the Managing Member or its successor, as the case may be, shall amend this Agreement in compliance with Section 11.1, and enter into supplementary or additional agreements, to ensure that, following the effective date of the Reclassification Event: (i) the Redemption Right of holders of Units set forth in Section 3.6 provide that each Unit (together with the surrender and delivery of one Class B Share) that remains outstanding immediately following such Reclassification Event is redeemable for the same amount and same type of property, securities or cash (or combination thereof) that one Class A Share becomes exchangeable for or converted into as a result of the Reclassification Event, and (ii) PubCo or the successor to PubCo, as applicable, is obligated to deliver such property, securities or cash upon such redemption. PubCo shall not consummate or agree to consummate any Reclassification Event unless the successor Person, if any, becomes obligated to comply with the obligations of PubCo (in whatever capacity) under this Agreement, unless immediately following consummation of such Reclassification Event the Company is wholly-owned by PubCo (or its successor in such Reclassification Event) and its Affiliates.

Section 6.7 Certain Costs and Expenses. The Company shall (i) pay, or cause to be paid, all costs, fees, operating expenses and other expenses of the Company and its Subsidiaries (including the costs, fees and expenses of attorneys, accountants or other professionals and the compensation of all personnel providing services to the Company and its Subsidiaries) incurred in pursuing and conducting, or otherwise related to, the activities of the Company and (ii) in the sole discretion of the Managing Member, reimburse the Managing Member for any costs, fees or expenses incurred by it in connection with serving as the Managing Member. To the extent that the Managing Member determines in its sole discretion that such expenses are related to the business and affairs of the Managing Member that are conducted through the Company or its Subsidiaries (including expenses that relate to the business and affairs of the Company or its Subsidiaries and that also relate to other activities of the Managing Member or any other member of the PubCo Holdings Group), the Managing Member may cause the Company to pay or bear all expenses of the PubCo Holdings Group, including costs of securities offerings not borne directly by Members, board of directors compensation and meeting costs, costs of periodic reports to stockholders of PubCo, litigation costs and damages arising from litigation, accounting and legal costs, provided that the Company shall not pay or bear any income tax obligations of any member of the PubCo Holdings Group or any obligation of any member of the PubCo Holdings Group under the Management Services Agreement.

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Section 6.8 DJ Basin Assets. Notwithstanding anything herein to the contrary, for so long as the Liberty Member holds any Units, the Company and its Subsidiaries may not, at any time prior to August 18, 2025, dispose of all or any portion of the DJ Basin Assets without the prior written consent of the Liberty Member.

ARTICLE VII

ROLE OF MEMBERS

Section 7.1 Rights or Powers.

(a)

Other than the Managing Member, the Members, acting in their capacity as Members, shall not have any right or power to take part in the management or control of the Company or its business and affairs or to act for or bind the Company in any way. Notwithstanding the foregoing, the Members have all the rights and powers specifically set forth in this Agreement and, to the extent not inconsistent with this Agreement, in the Act. A Member, any Affiliate thereof or an employee, stockholder, agent, director or officer of a Member or any Affiliate thereof, may also be an employee or be retained as an agent of the Company. The existence of these relationships and acting in such capacities will not result in the Member (other than the Managing Member) being deemed to be participating in the control of the business of the Company or otherwise affect the limited liability of the Member. Except as specifically provided herein, a Member (other than the Managing Member) shall not, in its capacity as a Member, take part in the operation, management or control of the Company’s business, transact any business in the Company’s name or have the power to sign documents for or otherwise bind the Company.

(b)

The Company shall promptly (but in any event within three Business Days) notify the Members in writing if, to the Company’s knowledge, for any reason, it would be an “investment company” within the meaning of the Investment Company Act, but for the exceptions provided in Section 3(c)(1) or 3(c)(7) thereunder.

Section 7.2 Voting.

(a)

Meetings of the Members may be called upon the written request of the Managing Member or Members holding at least 50% of the outstanding Units. Such request shall state the location of the meeting and the nature of the business to be transacted at the meeting. Written notice of any such meeting shall be given to all Members not less than two Business Days and not more than 30 days prior to the date of such meeting. Members may vote in person, by proxy or by telephone at any meeting of the Members and may waive advance notice of such meeting. Whenever the vote or consent of Members is permitted or required under this Agreement, such vote or consent may be given at a meeting of the Members or may be given in accordance with the procedure prescribed in this Section 7.2. Except as otherwise expressly provided in this Agreement, the affirmative vote of the Members holding a majority of the outstanding Units shall constitute the act of the Members.

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(b)

Each Member may authorize any Person or Persons to act for it by proxy on all matters in which such Member is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by such Member or its attorney-in-fact. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it.

(c)	Each meeting of Members shall be conducted by the Managing Member or such individual Person as the Managing Member deems appropriate.

(d)	Any action required or permitted to be taken by the Members may be taken without a meeting if the requisite Members whose approval is necessary consent thereto in writing.

Section 7.3 Various Capacities. The Members acknowledge and agree that the Members or their Affiliates will from time to time act in various capacities, including as a Member and as the Company Representative.

Section 7.4 Investment Opportunities.

(a)

To the fullest extent permitted by applicable Law, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any Member, any of their respective Affiliates (other than the Company, the Managing Member or any of their respective Subsidiaries), or any of their respective officers, directors, agents, shareholders, members, and partners (each, a “Business Opportunities Exempt Party”). The Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any Business Opportunities Exempt Party. No Business Opportunities Exempt Party who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Company or any of its subsidiaries shall have any duty to communicate or offer such opportunity to the Company. No amendment or repeal of this Section 7.4 shall apply to or have any effect on the liability or alleged liability of any Business Opportunities Exempt Party for or with respect to any opportunities of which any such Business Opportunities Exempt Party becomes aware prior to such amendment or repeal. Any Person purchasing or otherwise acquiring any interest in any Units shall be deemed to have notice of and consented to the provisions of this Section 7.4. Neither the alteration, amendment or repeal of this Section 7.4, nor the adoption of any provision of this Agreement inconsistent with this Section 7.4, shall eliminate or reduce the effect of this Section 7.4 in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Section 7.4, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

Section 7.5 Certain Rights. Notwithstanding anything to the contrary in this Agreement, the Company and its Subsidiaries may not take, or agree or commit to take, any of the following actions without the approval of the Liberty Member:

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(a)

making any material U.S. federal income tax election by the Company or any of its Subsidiaries, allocating nonrecourse liabilities or taking any other action with respect to the tax matters of the Company or any of its Subsidiaries, in each case, that would reasonably be expected to have a material, disproportionate and adverse tax impact on the Liberty Member.

ARTICLE VIII

TRANSFERS OF INTERESTS

Section 8.1 Restrictions on Transfer.

(a)

Except as provided in Section 3.6, no Member shall Transfer all or any portion of its Interest without the Managing Member’s prior written consent, which consent shall be granted or withheld in the Managing Member’s sole discretion (except that such consent shall not be unreasonably withheld in the event of a Transfer to an Affiliate, unless such Transfer is subject to any restrictions set forth in the organizational documents of a Member); provided, that, to the extent that the Managing Member determines in Good Faith that a proposed transfer would not have any of the effects contemplated by Section 8.1(b), then the Managing Member will not withhold its consent to a Transfer by the Liberty Member to the extent the Liberty Member Transfers at least 2% of the then-outstanding Units to a single Person. If, notwithstanding the provisions of this Section 8.1(a), all or any portion of a Member’s Interests are Transferred in violation of this Article VIII, involuntarily, by operation of law or otherwise, then without limiting any other rights and remedies available to the other parties under this Agreement or otherwise, the Transferee of such Interest (or portion thereof) shall not be admitted to the Company as a Member or be entitled to any rights as a Member hereunder, and the Transferor will continue to be bound by all obligations hereunder, unless and until the Managing Member consents in writing to such Transfer, which consent shall be granted or withheld in the Managing Member’s sole discretion. For the avoidance of doubt, the restrictions on Transfer contained in this Article VIII shall not apply to the Transfer of any capital stock of PubCo; provided that in no circumstance may Class B Shares be Transferred unless a corresponding number of Units are Transferred to the same Person and in no circumstance may Units may be Transferred unless a corresponding number of Class B Shares are also Transferred to the same Person.

(b)

In addition to any other restrictions on Transfer herein contained, including the provisions of this Article VIII, in no event may any Transfer or assignment of Interests or Equity Securities in the Company by any Member be made (i) to any Person who lacks the legal right, power or capacity to own Interests or Equity Securities in the Company; (ii) if the Managing Member determines such Transfer (A) would be considered to be effected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof,” as such terms are used in Treasury Regulations Section 1.7704-1, (B) would result in the Company having more than one hundred (100) partners, within the meaning of

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Treasury Regulations Section 1.7704-1(h)(1)(ii) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), or (C) would cause the Company to be treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code or a successor provision or otherwise become taxable as a corporation under the Code; (iii) if such Transfer would cause the Company to become, with respect to any employee benefit plan subject to Title I of ERISA, a “party-in-interest” (as defined in Section 3 (14) of ERISA) or a “disqualified person” (as defined in Section 4975(e)(2) of the Code); (iv) if such Transfer would, in the opinion of counsel to the Company, cause any portion of the assets of the Company to constitute assets of any employee benefit plan pursuant to the Plan Asset Regulations or otherwise cause the Company to be subject to regulation under ERISA; (v) if such Transfer requires the registration of such Interests or Equity Securities issued upon any exchange of such Interests or Equity Securities, pursuant to any applicable U.S. federal or state securities Laws; or (vi) if such Transfer subjects the Company to regulation under the Investment Company Act or the Investment Advisors Act of 1940, each as amended (or any succeeding law). Any attempted or purported Transfer of all or a portion of a Member’s Interests in violation of this Section 8.1(b) shall be null and void and of no force or effect whatsoever.

(c)

A Member making a Transfer permitted by this Agreement shall (i) at least five (5) Business Days before such Transfer, deliver to the Company an affidavit of non-foreign status with respect to such Member that satisfies the requirements of Section 1446(f)(2) of the Code, or (ii) contemporaneously with the Transfer, cause the Transferee to properly withhold and remit to the Internal Revenue Service the amount of tax required to be withheld upon the Transfer by Section 1446(f) of the Code (and provide evidence to the Company of such withholding and remittance promptly thereafter).

Section 8.2 Transferee Members. A Transferee of Interests or Equity Securities in the Company pursuant to this Article VIII shall have the right to become a Member only if (a) the requirements of this Article VIII are met, (b) such Transferee executes an instrument reasonably satisfactory to the Managing Member agreeing to be bound by the terms and provisions of this Agreement and assuming all of the Transferor’s then existing and future Liabilities arising under or relating to this Agreement, (c) such Transferee represents that the Transfer was made in accordance with all applicable securities Laws and such other reasonable representations as reasonably requested by the Managing Member, (d) the Transferor or Transferee shall have reimbursed the Company for all reasonable expenses (including attorneys’ fees and expenses) of any Transfer or proposed Transfer of all or a portion of a Member’s Interest, whether or not consummated, and (d) if such Transferee or his or her spouse is a resident of a community property jurisdiction, then such Transferee’s spouse shall also execute an instrument reasonably satisfactory to the Managing Member agreeing to be bound by the terms and provisions of this Agreement to the extent of his or her community property or quasi-community property interest, if any, in such Member’s Interest. Unless agreed to in writing by the Managing Member, the admission of a Member shall not result in the release of the Transferor from any Liability that the Transferor may have to each remaining Member or to the Company under this Agreement or any other Contract between the Managing Member, the Company or any of its Subsidiaries, on the one hand, and such Transferor or any of its Affiliates, on the other hand. Written notice of the admission of a Member shall be sent promptly by the Company to each remaining Member.

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Section 8.3 Legend. Each certificate representing a Unit, if any, will be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.

THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SUCH ACT.

THE TRANSFER AND VOTING OF THESE SECURITIES IS SUBJECT TO THE CONDITIONS SPECIFIED IN THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF IE OPCO LLC DATED AS OF [•], 2021, AMONG THE MEMBERS LISTED THEREIN, AS IT MAY BE AMENDED, SUPPLEMENTED AND/OR RESTATED FROM TIME TO TIME, AND NO TRANSFER OF THESE SECURITIES WILL BE VALID OR EFFECTIVE UNTIL SUCH CONDITIONS HAVE BEEN FULFILLED. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE ISSUER OF SUCH SECURITIES.”

Section 8.4 Tag-Along Rights.

(a) Except as provided in the PT Isla LLC Agreement (in connection with a transfer to a Tag Holding Company (as defined in the PT Isla LLC Agreement) thereunder), if the KKR Member (the “Tag Seller”) desires to effect a Transfer of any Units to a Person that is not an Affiliate of the Tag Seller (such Transferee, the “Tag-Along Transferee,” and such Transfer, a “Tag Sale”), then at least 15 days prior to the closing of such Tag Sale, the Tag Seller shall make a written offer (the “Participation Offer”) to the Liberty Member (the “Co-Seller”), to include in the proposed Tag Sale a number of Units owned and designated by the Co-Seller in accordance with the terms of this Section 8.4.

(b) The Participation Offer shall describe the terms and conditions of the proposed Tag Sale, including (i) the aggregate number of Units proposed to be sold by the Tag Seller, (ii) the per Unit purchase price proposed to be paid by the Tag-Along Transferee for such Units, (iii) the type of consideration to be received for each Unit proposed to be sold, (iv) the name of the Tag-Along Transferee, (v) the proposed closing date of the Tag Sale, if known, (vi) a copy of the latest draft (or execution copy if available) of the definitive documentation for such Tag Sale and (vii) the percentage of the Tag Seller’s Units the Tag Seller proposes to Transfer in such Tag Sale (the “Participation Percentage”). The Participation Offer shall be conditioned upon (A) the consummation of the transactions contemplated in the Participation Offer with the Tag-Along Transferee named therein and (B) the Co-Seller’s execution and delivery of all agreements and other documents as the Tag Seller is required to execute and deliver in connection with such Tag Sale.

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(c) The Co-Seller shall have the right, exercisable by delivery of an irrevocable written notice (an “Tag Election Notice”) to the Tag Seller at any time within 10 Business Days after delivery of the Participation Offer (the “Tag Election Deadline”), to request to include in such Tag Sale a number of the Co-Seller’s Units equal to the Participation Percentage of the Co-Seller’s Units.

(d) Promptly following the completion of the procedures described in Section 8.4(c), the Tag Seller shall notify the Tag-Along Transferee of the total number and class of Units requested to be included in the Tag Sale. If the Tag-Along Transferee is unwilling to acquire all of the Units offered to it by the Tag Seller and the Co-Seller, the Units to be included in the Tag Sale shall be allocated pro rata among the Tag Seller and the Co-Seller electing to include Units in such Tag Sale based on their respective, relative Sharing Percentages as of the date on which the applicable Participation Offer is delivered (such Units included in the Tag Sale, the “Purchased Units”).

(e) The Purchased Units of the Co-Seller and the Tag Seller sold in any Tag Sale shall entitle the Co-Seller or the Tag Seller to receive an amount equal to (i) the number of Purchased Units sold by the Co-Seller or the Tag Seller, as applicable, multiplied by (ii) the per Unit purchase price paid by the Tag-Along Transferee for such Units.

(f) In the event the Co-Seller delivers a Tag Election Notice by the Tag Election Deadline, the Co-Seller shall make substantially the same representations and warranties and related indemnities and covenants as the Tag Seller; provided, that no participating Member shall be required to assume or incur any liability (including by being jointly liable for a breach of a representation or warranty) in excess of the amount to be distributed or paid to such Member in connection with the Tag Sale or in excess of its pro rata share of such liability (based on the relative proceeds received, or to be received, by such Member in a Tag Sale, divided by the aggregate proceeds received, or to be received, by all participating Members in such Tag Sale), except with respect to fraud or indemnification for fundamental representations or warranties made by such Member with respect to such Member or its Affiliates and representations or warranties made by such Member with respect to its Units. If the Tag Seller is subject to any indemnification holdback in the consideration paid to it for Units sold pursuant to this Section 8.4, the Co-Seller who sells any of its Units pursuant to the terms of this Section 8.4 shall be subject to the same indemnification holdback (including by means of an escrow) in proportion to the Co-Seller’s relative share of the consideration.

(g) In the event the Co-Seller does not deliver a Tag Election Notice to the Tag Seller by the Tag Election Deadline, then the Co-Seller shall be deemed to have waived its rights under this Section 8.4 with respect to such Tag Sale, and the Tag Seller shall thereafter be free to Transfer its Units that were included in the Participation Offer to the Tag-Along Transferee in the Tag Sale, for the same form of consideration set forth in the Participation Offer, and at a per Unit price no greater than the per Unit price set forth in the Participation Offer, and on other terms and conditions which are not more favorable in the aggregate to the Tag Seller than those set forth in the Participation Offer. In the event that the Tag Seller shall not have consummated the Tag Sale

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within 90 days after delivery of the Participation Offer (subject to extension of up to 240 days after delivery of the Participation Offer if such extension is necessary to comply with any regulatory requirements (including the expiration of any applicable waiting periods); provided, that definitive documentation binding both parties to complete such Tag Sale subject to satisfaction of such regulatory requirements is executed within such 90 day period), the Tag Seller and any participating Co-Seller shall not thereafter Transfer any Units pursuant to the Tag Sale without again complying with the terms of this Section 8.4.

(h) The Co-Seller’s Tag Election Notice shall be irrevocable, and, subject to a reduction in the number of Units to be included in the Tag Sale pursuant to Section 8.4, the Co-Seller shall be bound and obligated to Transfer in the Tag Sale the Co-Seller’s portion of the Purchased Units to the Tag-Along Transferee on the same terms and conditions, with respect to each Unit Transferred, as set forth in the Participation Offer; provided, that if the material terms of the Tag Sale adversely change, including if the price per Unit shall be less than the price per Unit set forth in the Participation Offer, the form of consideration shall be different or the other terms and conditions of the Tag Sale shall be materially less favorable in the aggregate to the Co-Seller than those set forth in the Participation Offer, the Co-Seller shall be permitted to withdraw its Tag Election Notice by written notice to the Tag Seller and upon such withdrawal shall be released from the Co-Seller’s requirement to participate in such Tag Sale.

(i) Unless otherwise agreed by the participating Members, each participating Member will bear its own costs in connection with a Tag Sale and its pro rata share (based on the relative proceeds received, or to be received, by that Member in a Tag Sale, divided by the aggregate proceeds received, or to be received, by all participating Members in such Tag Sale) of the costs arising pursuant to such Tag Sale to the extent such costs are incurred for the benefit of all participating Members and are not otherwise paid by the Tag-Along Transferee. Costs incurred by or on behalf of a participating Member for its sole benefit will not be considered incurred for the benefit of all participating Members.

(j) For the avoidance of doubt, this Section 8.4, and the calculations contemplated hereby, shall apply to the Liberty Member’s aggregate ownership of Units.

(k) No Transfer, sale or disposition of Units shall be subject to Section 8.4 if such Transfer, sale or disposition of Units is solely among members of the KKR Group; provided, that, in each case, if the Transferee is an entity, at least a majority of the ultimate direct or indirect entitlement to distributions in respect of equity interests payable in the ordinary course by such Transferee after such Transfer will be held by ultimate Persons that were entitled, directly or indirectly, to at least a majority of the distributions in respect of equity interests payable in the ordinary course by the Transferor prior to such Transfer.

(l) Any attempted or purported Transfer of all or a portion of a Member’s Interests in violation of this Section 8.4 shall be null and void and of no force or effect whatsoever.

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ARTICLE IX

ACCOUNTING; CERTAIN TAX MATTERS

Section 9.1 Books of Account. The Company shall, and shall cause each Subsidiary of the Company to, maintain true books and records of account in which full and correct entries shall be made of all its business transactions pursuant to a system of accounting established and administered in accordance with GAAP, and shall set aside on its books all such proper accruals and reserves as shall be required under GAAP.

Section 9.2 Tax Elections.

(a)

The Company and any eligible Subsidiary shall make an election (or continue a previously made election) pursuant to Section 754 of the Code (and any similar provisions of applicable U.S. state or local law) for the taxable year of the Company that includes the date hereof and shall not thereafter revoke such election. In addition, the Company shall make the following elections on the appropriate forms or tax returns, if permitted under the Code or applicable Law:

(i)	to adopt the calendar year as the Company’s Fiscal Year;

(ii)	to adopt the accrual method of accounting for U.S. federal income tax purposes;

(iii)	to elect to amortize the organizational expenses of the Company as permitted by Section 709(b) of the Code;

(iv)	to elect to deduct, when paid or incurred, intangible drilling and development costs for U.S. federal income tax purposes to the extent permitted by applicable law;

(v)

except where the Managing Member elects to apply Section 9.5(e), to make an election under Section 6226(a) of the Code, commonly known as the “push out” election, or any analogous election under state or local tax law, if applicable (including, for the avoidance of doubt, making a “push out” election with respect to Taxes attributable to a Tax period ending on or before the Effective Date); and

(vi)	except as otherwise provided herein and subject to Section 7.5(a), any other election the Managing Member may deem appropriate and in the best interests of the Company.

(b)	Upon request of the Managing Member, each Member shall cooperate in Good Faith with the Company in connection with the Company’s efforts to make any election pursuant to this Section 9.2.

Section 9.3 Tax Returns; Information. The Managing Member shall arrange for the preparation and timely filing of all income and other tax and informational returns of the Company.

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The Managing Member shall furnish to each Member a copy of each return and statement, together with any schedules (including Internal Revenue Service Schedule K-1) and any other information that a Member may require in connection with such Member’s (or its direct or indirect owner’s) own tax affairs as soon as practicable. Upon request of the Liberty Member, the Company shall provide the Liberty Member with drafts of the Company’s income, franchise and similar tax returns that are to be filed by the Company reasonably in advance of when such returns are required to be filed (taking into account any validly obtained extension) for review and comment, and the Company shall incorporate the timely-received reasonable comments of the Liberty Member. The Members agree to cooperate with the Company and such other Members to determine the assumptions, including those necessary to estimate the Company’s taxable income from its oil and gas operations for the entire Fiscal Year based on information available as of September 30th of such Fiscal Year, that will be used to estimate each Member’s share of the Company’s taxable income for such Fiscal Year. With respect to the Liberty Member and each other Member that holds at least 10% of the outstanding Units as of the end of a Fiscal Year, the Company shall also (a) provide each Member with an estimate of its share of the Company’s taxable income for such Fiscal Year by December 31 of such Fiscal Year, including an estimate of state and local apportionment information and an estimated Code Section 704(c) allocation, and (b) cause an estimated Internal Revenue Service Schedule K-1 or any successor form to be prepared and delivered to the Members within sixty (60) days after the end of such Fiscal Year, including any appropriate state and local apportionment information and an estimated Code Section 704(c) allocation. The Company shall deliver or cause to be delivered to the Members a final Internal Revenue Service Schedule K-1, including any appropriate state and local apportionment information, within one hundred eighty (180) days after the end of such Fiscal Year, together with such additional information as may be necessary to enable such Member (or its owner(s)) to prepare its U.S. Federal income tax return in accordance with applicable law. Each Member agrees to (a) take all actions reasonably requested by the Company or the Company Representative to comply with the Partnership Tax Audit Rules, including where applicable, filing amended returns as provided in Sections 6225 or 6226 of the Code and providing confirmation thereof to the Company Representative, and (b) furnish to the Company (i) all reasonably requested certificates or statements relating to the tax matters of the Company (including without limitation an affidavit of non-foreign status pursuant to Section 1446(f)(2) of the Code), and (ii) all pertinent information in its possession relating to the Company’s operations that is reasonably necessary to enable the Company’s tax returns to be prepared and timely filed. Notwithstanding anything to the contrary herein, the Company shall promptly provide the Liberty Member with any information reasonably requested by the Liberty Member in connection with the Liberty Member’s own tax affairs.

Section 9.4 Company Representative. The Managing Member is specially authorized and appointed to act as the Company Representative and in any similar capacity under state or local Law. The Company Representative shall designate a “designated individual” in accordance with Treasury Regulations Section 301.6223-1(b)(3). The Company and the Members (including any Member designated as the Company Representative prior to the date hereof) shall cooperate fully with each other and shall use reasonable best efforts to cause the Managing Member (or any other Person subsequently designated) to become the Company Representative with respect to any taxable period of the Company with respect to which the statute of limitations has not yet expired, including (as applicable) by filing certifications pursuant to Treasury Regulations Section 301.6231(a)(7)-1(d). In acting as Company Representative, the Managing Member shall act, to the maximum extent possible, to cause income, gain, loss, deduction, and credit of the

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Company, and adjustments thereto, to be allocated or borne by the Members in the same manner as such items or adjustments would have been borne if the Company could have effectively made an election under Section 6221(b) of the Code (commonly known as the “election out”) or similar state or local provision with respect to the taxable period at issue. The Company Representative may retain, at the Company’s expense, such outside counsel, accountants and other professional consultants as it may reasonably deem necessary in the course of fulfilling its obligations as Company Representative. The Company Representative shall inform the Liberty Member of all significant matters that come to its attention in its capacity as the Company Representative by giving notice thereof promptly after becoming aware thereof and shall promptly forward to the Liberty Member copies of all significant written communications it receives in such capacity. Notwithstanding anything to the contrary in this Section 9.4, without first obtaining the approval of the Liberty Member, which approval shall not be unreasonably withheld, conditioned, or delayed, the Company Representative shall not (i) enter into any settlement agreement or compromise with a taxing authority relating to any material Company item of income, gain, loss, deduction or credit for any Fiscal Year of the Company or (ii) enter into an agreement extending the statute of limitations with respect to any tax assessment or collection against the Company.

Section 9.5 Withholding Tax Payments and Obligations.

(a)

Withholding Tax Payments. Each of the Company and its Subsidiaries may withhold from distributions, allocations or portions thereof if it is required to do so by any applicable rule, regulation or Law, and each Member hereby authorizes the Company and its Subsidiaries to withhold or pay on behalf of or with respect to such Member, any amount of U.S. federal, state or local or non-U.S. taxes that the Managing Member determines, in Good Faith, that the Company or any of its Subsidiaries is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement; provided, that the Company shall provide at least 10 Business Days’ written notice to a Member if the Company intends to withhold any such taxes with respect to such Member under this Section 9.5(a), and the Company and the applicable Member to which such withholding applies shall cooperate in Good Faith to minimize, to the extent permissible under applicable law, the amount of any such withholding, including by providing any certificates or forms that are reasonably requested to establish an exemption from (or reduction in) any such withholding.

(b)

Allocation of Tax Payments. To the extent that any tax is paid by (or withheld from amounts payable to) the Company or any of its Subsidiaries and the Managing Member determines, in Good Faith, that such tax (including any Company Level Tax) specifically relates to one or more particular Members, such tax shall be treated as an amount of tax withheld or paid with respect to such Member pursuant to this Section 9.5; provided, that the Company Representative and the Managing Member shall (i) consult with the Liberty Member when determining the portion of any Company Level Taxes that relate to the Liberty Member, taking into account the effect of any modifications under Section 6225(c) of the Code that reduce the amount of Company Level Taxes and (ii) provide notice to the Liberty Member of any withholding of material taxes on amounts distributable or otherwise payable to the Company or its Subsidiaries that are attributable to the Liberty Member as soon

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as reasonably practicable after the Company becomes aware of such withholding and the Company and the Liberty Member shall cooperate in Good Faith to minimize, to the extent permissible under applicable law, the amount of any such withholding, including by providing any certificates or forms that are reasonably requested to establish an exemption from (or reduction in) any such withholding. Any determinations made by the Managing Member pursuant to this Section 9.5 shall be binding on the Members.

(c)

Tax Contribution and Indemnity Obligation. Any amounts withheld or paid with respect to a Member pursuant to Section 9.5(a) or Section 9.5(b) (other than the payment of Company Level Taxes) shall be offset against any distributions to which such Member is entitled concurrently with such withholding or payment (a “Tax Offset”); provided that the reduction in the amount of any distribution as a result of a Tax Offset shall be treated as having been distributed to such Member pursuant to Section 5.1 or Section 10.3(b)(iii) at the time such Tax Offset is made. To the extent that (i) the amount of such Tax Offset exceeds the distributions to which such Member is entitled concurrently with such withholding or payment (an “Excess Tax Amount”), or (ii) there is a payment of Company Level Taxes relating to a Member, the amount of such (A) Excess Tax Amount or (B) Company Level Taxes, as applicable, shall, upon notification to such Member by the Managing Member, give rise to an obligation of such Member to make a capital contribution to the Company (a “Tax Contribution Obligation”), which Tax Contribution Obligation shall be immediately due and payable. If a Member defaults with respect to its Tax Contribution Obligation, the Company shall be entitled to offset the amount of a Member’s Tax Contribution Obligation against distributions to which such Member would otherwise be subsequently entitled until the full amount of such Tax Contribution Obligation has been contributed to the Company or has been recovered through offset against distributions and, for the avoidance of doubt, any such offset shall be treated as distributed to such Member pursuant to Section 5.1 or Section 10.3(b), as applicable, at the time such offset is made. In the case of a Tax Contribution Obligation arising from the payment of Company Level Taxes, then to the extent that the Managing Member determines it is appropriate for purposes of properly maintaining Capital Accounts, (x) any payment by a Member with respect to such Member’s Tax Contribution Obligation shall increase such Member’s Capital Account, but shall not reduce the amount (if any) that a Member is otherwise obligated to contribute to the Company, and (y) any recovery of such Tax Contribution Obligation through an offset against distributions to such Member shall not reduce such Member’s Capital Account by the amount of such offset. Each Member hereby unconditionally and irrevocably grants to the Company a security interest in such Member’s Units to secure such Member’s obligation to pay the Company any amounts required to be paid pursuant to this Section 9.5. Each Member shall take such actions as the Company may reasonably request in order to perfect or enforce the security interest created hereunder. Each Member hereby agrees to indemnify and hold harmless the Company, the other Members, the Company Representative and the Managing Member from and against any liability (including any liability for Company Level Taxes) with respect to income attributable to or distributions or other payments to such Member.

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(d)

Continued Obligations of Former Members. Any Person who ceases to be a Member shall be deemed to be a Member solely for purposes of this Section 9.5, and the obligations of a Member pursuant to this Section 9.5 shall survive until thirty (30) days after the closing of the applicable statute of limitations on assessment with respect to the taxes withheld or paid by the Company or a Subsidiary that relate to the period during which such Person was actually a Member; provided that the Company notifies the former Member within 45 days of withholding or paying any such taxes on behalf of such Member. If the Managing Member determines in Good Faith that seeking indemnification for Company Level Taxes from a former Member is not practicable, or that seeking such indemnification failed, then, in either case, the Managing Member may (i) recover any liability for Company Level Taxes from the substituted Member that acquired directly or indirectly the applicable interest in the Company from such former Member or (ii) treat such liability for Company Level Taxes as a Company expense.

(e)

Managing Member Discretion Regarding Recovery of Taxes. Notwithstanding the foregoing, the Managing Member may choose not to recover an amount of Company Level Taxes or other taxes withheld or paid with respect to a Member under this Section 9.5 to the extent that there are no distributions to which such Member is entitled that may be offset by such amounts if the Managing Member determines, in Good Faith, that such a decision would be in the best interests of the Members (e.g., where the cost of recovering the amount of taxes withheld or paid with respect to such Member is not justified in light of the amount that may be recovered from such Member).

ARTICLE X

DISSOLUTION AND TERMINATION

Section 10.1 Liquidating Events. The Company shall dissolve and commence winding up and liquidating upon the first to occur of the following (each, a “Liquidating Event”):

(a)	the sale of all or substantially all of the assets of the Company; and

(b)	the determination of the Managing Member to dissolve, wind up, and liquidate the Company.

The Members hereby agree that the Company shall not dissolve prior to the occurrence of a Liquidating Event and that no Member shall seek a dissolution of the Company, under Section 18-802 of the Act or otherwise, other than based on the matters set forth in subsections (a) and (b) above. If it is determined by a court of competent jurisdiction that the Company has dissolved prior to the occurrence of a Liquidating Event, the Members hereby agree to continue the business of the Company without a winding up or liquidation. In the event of a dissolution pursuant to Section 10.1(b), the relative economic rights of each class of Units immediately prior to such dissolution shall be preserved to the greatest extent practicable with respect to distributions made to Members pursuant to Section 10.3 in connection with such dissolution, taking into consideration tax and other legal constraints that may adversely affect one or more parties to such dissolution and subject to compliance with applicable Laws and regulations, unless, with respect to any class of Units, holders of a majority of the Units of such class consent in writing to a treatment other than as described above.

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Section 10.2 Bankruptcy. For purposes of this Agreement, the “bankruptcy” of a Member shall mean the occurrence of any of the following: (a) any Governmental Entity shall take possession of any substantial part of the property of that Member or shall assume control over the affairs or operations thereof, or a receiver or trustee shall be appointed, or a writ, order, attachment or garnishment shall be issued with respect to any substantial part thereof, and such possession, assumption of control, appointment, writ or order shall continue for a period of ninety (90) consecutive days; or (b) a Member shall admit in writing of its inability to pay its debts when due, or make an assignment for the benefit of creditors; or apply for or consent to the appointment of any receiver, trustee or similar officer or for all or any substantial part of its property; or shall institute (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, arrangement, readjustment of debts, dissolution, liquidation, or similar proceeding under the Laws of any jurisdiction; or (c) a receiver, trustee or similar officer shall be appointed for such Member or with respect to all or any substantial part of its property without the application or consent of that Member, and such appointment shall continue undischarged or unstayed for a period of ninety (90) consecutive days or any bankruptcy, insolvency, reorganization, arrangements, readjustment of debt, dissolution, liquidation or similar proceedings shall be instituted (by petition, application or otherwise) against that Member and shall remain undismissed for a period of ninety (90) consecutive days.

Section 10.3 Procedure.

(a)

In the event of the dissolution of the Company for any reason, the Managing Member or such other Person as is designated by the Managing Member (“Winding-Up Member”) shall commence to wind up the affairs of the Company and, such Winding-Up Member shall have full right and unlimited discretion to determine in Good Faith the time, manner and terms of any sale or sales of the Property or other assets pursuant to such liquidation, having due regard to the activity and condition of the relevant market and general financial and economic conditions. The Members shall continue to share profits, losses and distributions during the period of liquidation in the same manner and proportion as though the Company had not dissolved. The Company shall engage in no further business except as may be necessary, in the reasonable discretion of the Managing Member or the Winding-Up Member, as applicable, to preserve the value of the Company’s assets during the period of dissolution and liquidation.

(b)

Following the payment of all expenses of liquidation and the allocation of all Profits and Losses as provided in Article IV, the proceeds of the liquidation and any other funds of the Company shall be distributed in the following order of priority:

(i)

first, to the payment and discharge of all of the Company’s debts and Liabilities to creditors (whether third parties or Members), in the order of priority as provided by Law, except any obligations to the Members in respect of their Capital Accounts;

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(ii)

second, to set up such cash reserves which the Managing Member reasonably deems necessary for contingent or unforeseen Liabilities or future payments described in Section 10.3(b)(i) (which reserves when they become unnecessary shall be distributed in accordance with the provisions of subsection (iii) below); and

(iii)	third, the balance to the Members, pro rata in accordance with the number of Units owned by each Member.

(c)	No Member shall have any right to demand or receive property other than cash upon dissolution and termination of the Company.

(d)

Upon the completion of the liquidation of the Company and the distribution of all Company funds, the Company shall terminate and the Managing Member or the Winding-Up Member, as the case may be, shall have the authority to execute and record a certificate of cancellation of the Company, as well as any and all other documents required to effectuate the dissolution and termination of the Company.

Section 10.4 Rights of Members.

(a)	Each Member irrevocably waives any right that it may have to maintain an action for partition with respect to the property of the Company.

(b)

Except as otherwise provided in this Agreement, (i) each Member shall look solely to the assets of the Company for the return of its Capital Contributions and (ii) no Member shall have priority over any other Member as to the return of its Capital Contributions, distributions or allocations.

Section 10.5 Notices of Dissolution. If a Liquidating Event occurs or an event occurs that would, but for the provisions of Section 10.1, result in a dissolution of the Company, the Company shall, within 30 days thereafter, (a) provide written notice thereof to each of the Members and to all other parties with whom the Company regularly conducts business (as determined in the discretion of the Managing Member), and (b) comply, in a timely manner, with all filing and notice requirements under the Act or any other applicable Law.

Section 10.6 Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets in order to minimize any losses that might otherwise result from such winding up.

Section 10.7 No Deficit Restoration. No Member shall be personally liable for a deficit Capital Account balance of that Member, it being expressly understood that the distribution of liquidation proceeds shall be made solely from existing Company assets.

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ARTICLE XI

GENERAL

Section 11.1 Amendments; Waivers.

(a)

The terms and provisions of this Agreement may only be waived, modified or amended (including by means of merger, consolidation or other business combination to which the Company is a party) with the prior written approval of (y) the Managing Member and (z) if at such time the Members (other than any member of the PubCo Holdings Group) beneficially own, in the aggregate, more than 10% of the then-outstanding Units, the holders of at least 50% of the outstanding Units held by Members other than the PubCo Holdings Group; provided that no waiver, modification or amendment shall be effective until at least 5 Business Days after written notice is provided to the Members that the requisite consent has been obtained for such waiver, modification or amendment, and, for the avoidance of doubt, any Member, including any Member not providing written consent, shall have the right to file a Redemption Notice prior to the effectiveness of such waiver, modification or amendment; provided further, that no amendment to this Agreement may:

(i)

modify the limited liability of any Member, require a capital contribution from a Member or increase the liabilities or obligations of any Member, in each case, without the prior written consent of each such affected Member;

(ii)

materially alter or change any rights, preferences or privileges of any Interests in a manner that is different or prejudicial (or would have a different or prejudicial effect) relative to any other Interests, without the approval of a majority in interest of the Members holding the Interests affected in such a different or prejudicial manner;

(iii)

waive, amend or modify any specific rights granted to a Liberty Member (including indirectly through PT Isla) or any if its Affiliates in any adverse respect without the consent of the Liberty Member; or

(iv)	waive, amend or modify the terms of this Section 11.1(a) that are applicable to the Liberty Member in a manner that is adverse to the Liberty Menber without the consent of the Liberty Member.

(b)

Notwithstanding the provisions of Section 11.1(a), the Managing Member, acting alone, may amend this Agreement or update the books and records of the Company (i) to reflect the admission of new Members, Transfers of Interests, the issuance of additional Units or Equity Securities, as provided by the terms of this Agreement, and, subject to Section 11.1(a), subdivisions or combinations of Units made in compliance with Section 3.1(h), (ii) to the minimum extent necessary to comply with or administer in an equitable manner the Partnership Tax Audit Rules in any manner determined by the Managing Member, and (iii) as necessary to avoid the Company being classified as a “publicly traded partnership” within the meaning of Section 7704(b) of the Code.

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(c)

No waiver of any provision or default under, nor consent to any exception to, the terms of this Agreement or any agreement contemplated hereby shall be effective unless in writing and signed by the party to be bound and then only to the specific purpose, extent and instance so provided.

Section 11.2 Reports. The Company shall provide to the Members the following reports:

(a)	within 150 days of the end of the Company’s Fiscal Year, audited consolidated financial statements of the Company; and

(b)

within 75 days of the end of any Fiscal Quarter (except for the fourth Fiscal Quarter in each Fiscal Year), quarterly unaudited consolidated financial statements of the Company for the previous quarter;

provided, that the Company shall not be obligated to provide the foregoing reports so long as PubCo has filed with the United States Securities and Exchange Commission, on a timely basis, its Annual Report on Form 10-K (or any successor form) and its Quarterly Report on Form 10-Q (or any successor form) for such applicable period under the Securities Act or the Exchange Act by the applicable deadline set forth in Section 11.2(a) or 11.2(b), as applicable.

Section 11.3 Further Assurances. Each party hereto agrees that it will from time to time, upon the reasonable request of another party, execute such documents and instruments and take such further action as may be required to accomplish the purposes of this Agreement.

Section 11.4 Successors and Assigns. All of the terms and provisions of this Agreement shall be binding upon the parties and their respective successors and assigns, but shall inure to the benefit of and be enforceable by the successors and assigns of any Member only to the extent that they are permitted successors and assigns pursuant to the terms hereof. No party hereto may assign its rights hereunder except as herein expressly permitted.

Section 11.5 Certain Representations by Members. Each Member (or, if such Member is disregarded for U.S. federal income tax purposes, such Member’s regarded owner for such purposes), by executing this Agreement and becoming a Member, whether by making a Capital Contribution, by admission in connection with a permitted Transfer, or otherwise, represents and warrants to the Company and the Managing Member, as of the date of its admission as a Member, that such Member is either (a) not a partnership, grantor trust, or a Subchapter S corporation for U.S. federal income tax purposes (e.g., an individual or a Subchapter C corporation), or (b) is a partnership, grantor trust, or a Subchapter S corporation for U.S. federal income tax purposes, but (i) permitting the Company to satisfy the 100-partner limitation set forth in Treasury Regulations Section 1.7704-1(h)(1)(ii) is not a principal purpose of any beneficial owner of such Member in investing in the Company through such Member, (ii) such Member was formed for business purposes prior to or in connection with the investment by such Member in the Company or for estate planning purposes, and (iii) no beneficial owner of such Member has a redemption or similar right with respect to such Member that is intended to correlate to such Member’s right to Redemption pursuant to Section 3.6.

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Section 11.6 Entire Agreement. This Agreement, together with all Exhibits and Schedules hereto and all other agreements referenced therein and herein, including the Transaction Agreement and the Registration Rights Agreement, constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and supersede all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth herein and therein.

Section 11.7 Rights of Members Independent. The rights available to the Members under this Agreement and at Law shall be deemed to be several and not dependent on each other and each such right accordingly shall be construed as complete in itself and not by reference to any other such right. Any one or more and/or any combination of such rights may be exercised by a Member and/or the Company from time to time and no such exercise shall exhaust the rights or preclude another Member from exercising any one or more of such rights or combination thereof from time to time thereafter or simultaneously.

Section 11.8 Governing Law. This Agreement, the legal relations between the parties and any Action, whether contractual or non-contractual, instituted by any party with respect to matters arising under or growing out of or in connection with or in respect of this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts made and performed in such State and without regard to conflicts of law doctrines, except to the extent that certain matters are preempted by U.S. federal Law or are governed as a matter of controlling Law by the Law of the jurisdiction of organization of the respective parties.

Section 11.9 Jurisdiction and Venue. The parties hereto hereby agree and consent to be subject to the jurisdiction of any U.S. federal court of the District of Delaware or the Delaware Court of Chancery over any action, suit or proceeding (a “Legal Action”) arising out of or in connection with this Agreement. The parties hereto irrevocably waive the defense of an inconvenient forum to the maintenance of any such Legal Action. Each of the parties hereto further irrevocably consents to the service of process out of any of the aforementioned courts in any such Legal Action by the mailing of copies thereof by registered mail, postage prepaid, to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail. Nothing in this Section 11.9 shall affect the right of any party hereto to serve legal process in any other manner permitted by law.

Section 11.10 Headings. The descriptive headings of the Articles, Sections and subsections of this Agreement are for convenience only and do not constitute a part of this Agreement.

Section 11.11 Counterparts. This Agreement and any amendment hereto or any other agreement (or document) delivered pursuant hereto may be executed in one or more counterparts and by different parties in separate counterparts. All of such counterparts shall constitute one and the same agreement (or other document) and shall become effective (unless otherwise provided therein) when one or more counterparts have been signed by each party and delivered to the other party.

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Section 11.12 Notices. Any notice or other communication hereunder must be given in writing and (a) delivered in person, (b) transmitted by facsimile, by telecommunications mechanism or electronically, or (c) mailed by certified or registered mail, postage prepaid, receipt requested as follows:

If to the Company or the Managing Member, addressed to it at:

[●]

With copies (which shall not constitute notice) to:

[●]

or to such other address or to such other Person as either party shall have last designated by such notice to the other parties. Each such notice or other communication shall be effective (i) if given by telecommunication or electronically, when transmitted to the applicable number or electronic mail address so specified in (or pursuant to) this Section 11.12 and an appropriate answerback is received or, if transmitted after 4:00 p.m. local time on a Business Day in the jurisdiction to which such notice is sent or at any time on a day that is not a Business Day in the jurisdiction to which such notice is sent, then on the immediately following Business Day, (ii) if given by mail, on the first Business Day in the jurisdiction to which such notice is sent following the date three days after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (iii) if given by any other means, on the Business Day when actually received at such address or, if not received on a Business Day, on the Business Day immediately following such actual receipt.

Section 11.13 Representation By Counsel; Interpretation. The parties acknowledge that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law, or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived.

Section 11.14 Severability. If any provision of this Agreement is determined to be invalid, illegal or unenforceable by any Governmental Entity, the remaining provisions of this Agreement, to the extent permitted by Law shall remain in full force and effect; provided that the essential terms and conditions of this Agreement for all parties remain valid, binding and enforceable.

Section 11.15 Expenses. Except as otherwise provided in this Agreement, each party shall bear its own expenses in connection with the transactions contemplated by this Agreement.

Section 11.16 Waiver of Jury Trial. EACH OF THE COMPANY, THE MEMBERS, THE MANAGING MEMBER AND ANY INDEMNITEES SEEKING REMEDIES HEREUNDER HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.

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Section 11.17 No Third Party Beneficiaries. Except as expressly provided in Section 6.2 and Section 10.3(b), nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and permitted assigns, any rights or remedies under this Agreement or otherwise create any third party beneficiary hereto.

Section 11.18 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement (except in the case of the immediately succeeding sentence) or any document, agreement, or instrument delivered contemporaneously herewith, and notwithstanding the fact that any Member may be a partnership or limited liability company, each Member hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the Members shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements, or instruments delivered contemporaneously herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Member (or any of their successor or permitted assignees), against any former, current, or future general or limited partner, manager, stockholder or member of any Member (or any of their successors or permitted assignees) or any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing, but in each case not including the Members (each, but excluding for the avoidance of doubt, the Members, a “Member Affiliate”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of such party against the Member Affiliates, by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Member Affiliate, as such, for any obligations of the applicable party under this Agreement or the transactions contemplated hereby, under any documents or instruments delivered contemporaneously herewith, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation. Notwithstanding the foregoing, a Member Affiliate may have obligations under any documents, agreements or instruments delivered contemporaneously herewith or otherwise contemplated by this Agreement if such Member Affiliate is a party to such document, agreement, agreement or instrument. Except to the extent otherwise expressly set forth in, and subject in all cases to the terms and conditions of and limitations herein, this Agreement may only be enforced against, and any claim or cause of action of any kind based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such Member. Each Member Affiliate is expressly intended as a third-party beneficiary of this Section 11.18.

[Signatures on Next Page]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Amended and Restated Limited Liability Company Agreement to be executed as of the date first above written.

COMPANY:

IE OPCO LLC

By:
Name:
Title:

SIGNATURE PAGE TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF

[●]

MEMBERS:

[●]

By:
Name:
Title:

[●]

By:
Name:
Title:

[●]

By:
Name:
Title:

SIGNATURE PAGE TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF

[●]

MANAGING MEMBER:

[IE PUBCO INC.

By:
Name:
Title:

SIGNATURE PAGE TO

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF

[●]

EXHIBIT A

Member	Number of Units
[●]	[●]
[●]	[●]
[●]	[●]
[●]	[●]
[●]	[●]
[●]	[●]
Total	[●]

EXHIBIT D

FORM OF MANAGEMENT AGREEMENT

Exhibit D

MANAGEMENT AGREEMENT

by and between

IE PUBCO INC.

and

[KKR EXTERNAL MANAGER]

THIS MANAGEMENT AGREEMENT is entered into as of [•], 2021 (the “Effective Date”), by and between IE PubCo Inc., a Delaware corporation (the “Company”), and [KKR External Manager], a Delaware limited liability company (the “Manager”).

RECITALS:

WHEREAS, the Company desires to engage the Manager to manage and provide certain management and investment advisory services to the Company and its Subsidiaries; and

NOW THEREFORE, in consideration of the premises and agreements hereinafter set forth, the parties hereto hereby agree as follows:

Section 1. Definitions.

(a) The following terms shall have the meanings set forth in this Section 1(a):

“Affiliate” means with respect to a Person (i) any Person directly or indirectly controlling, controlled by, or under common control with such other Person, (ii) any executive officer, employee or general partner of such Person, (iii) any member of the board of directors or board of managers (or bodies performing similar functions) of such Person, and (iv) any legal entity for which such Person acts as an executive officer or general partner; provided, that, it is acknowledged and agreed that (x) KKR and any Other KKR Funds are Affiliates of the Manager and (y) portfolio companies or companies in which any Other KKR Funds invest, including the Company and its Subsidiaries, shall not be deemed Affiliates of the Manager, except in the case of Section 2(e) or Section 3(a).

“Agreement” means this Management Agreement, as amended, restated, supplemented or otherwise modified from time to time.

“Automatic Renewal Term” has the meaning set forth in Section 10(a) hereof.

“Balance Sheet Affiliates” means, collectively, KKR & Co Inc. and any of its direct and indirect subsidiaries.

“Board” means the board of directors of the Company.

“Broken Deal Expenses” means all out-of-pocket fees, costs and expenses fairly allocable to the Company consistent with the Cost Allocation Policy (a) in developing, negotiating and structuring prospective or potential investments that are not ultimately made, including any travel-related costs and expenses incurred in connection therewith (including costs and expenses of accommodations and meals, costs and expenses related to attending trade association meetings, conferences or similar meetings for purposes of evaluating potential investment opportunities or developing potential investment ideas, trends and themes within industries, sectors or geographies, and with respect to travel on non-commercial aircraft, costs of travel at a comparable business class commercial airline rate), any deposits or down payments of cash or other property that are forfeited in connection with, or amounts paid as a penalty for not consummating, a proposed investment that is not ultimately made and (b) for diligence and other services performed

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by the Manager, its Affiliates, Capstone, RPM, their investment professionals, Senior Advisors or Industry Advisors in connection with their investment activities, including procuring, developing, implementing or maintaining information technology, data subscription and license-based services, research publications, materials, equipment and services, computer software or hardware and electronic equipment, and performing research related to investments, industries, sectors, geographies or other relevant market, economic, geopolitical or similar data or trends, including risk analysis software, in each case including fees, costs and expenses of the type described in Section 7(b); provided, that, for the avoidance of doubt, with respect to any such diligence or other services performed by the Manager pursuant to this clause (b), the Manager shall only be reimbursed for its out-of-pocket costs and expenses. In determining the amount of Broken Deal Expenses that may be fairly allocable to the Company and to any Other KKR Funds that may participate in investments with the Company, the Manager will comply with the Cost Allocation Policy, including by taking into account such factors as it deems appropriate.

“Business Day” means any day except a Saturday, a Sunday or a day on which banking institutions in New York, New York are not required to be open.

“Capstone” means any or all of KKR Capstone Americas LLC, KKR Capstone EMEA LLP, KKR Capstone EMEA (International) LLP, KKR Capstone Asia Limited, their Subsidiaries, and any entities serving a similar role thereto, in each case, that are Affiliates of KKR.

“Capstone Fees” means any amount paid to Capstone for consulting services rendered to KKR, any Affiliate of KKR, any portfolio company of KKR, the Company, any Other KKR Fund, or otherwise.

“Cause Event” means (i) a formal judgment by any court or governmental body of competent jurisdiction not stayed or vacated within thirty (30) days that the Manager or its assignees has committed a felony or a material violation of applicable securities laws that has a material adverse effect on the business of the Company or the ability of the Manager to perform its duties under the terms of this Agreement, (ii) an order for relief in an involuntary bankruptcy case relating to the Manager or the Manager authorizing or filing a voluntary bankruptcy petition, (iii) the dissolution of the Manager, or (iv) a determination that the Manager has (a) committed fraud against the Company, (b) misappropriated or embezzled funds of the Company, or (c) acted, or failed to act, in a manner constituting bad faith, willful misconduct or gross negligence in the performance of its duties under this Agreement; provided, however, that if any of the actions or omissions described in this clause (iv) are caused by an employee and/or officer of the Manager or one of its Affiliates and the Manager takes all remedial action against such Person and cures any damage to the Company caused by such actions or omissions within thirty (30) days of such determination, then such event shall not constitute a Cause Event.

“Claim” has the meaning set forth in Section 8(c) hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

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“Common Stock” means the Class A common stock, par value $0.01, of the Company.

“Company” has the meaning set forth in the Recitals.

“Company OpCo Ownership” means the percentage obtained by dividing (i) the number of Units (as defined in the LLC Agreement) held by the Company by (ii) the total number of issued and outstanding Units.

“Confidential Information” means all confidential, proprietary or non-public information of, or concerning the performance, terms, business, operations, activities, personnel, training, finances, actual or potential investments, plans, compensation, clients or investors of the Company or its respective Subsidiaries, written or oral, obtained by the Manager in connection with the services rendered hereunder; provided that Confidential Information shall not, include information which (v) is in the public domain at the time it is received by the Manager, (w) becomes public other than by reason of a disclosure by the Manager in breach of this Agreement or any other contractual arrangement between the Manager or its Affiliates and the Company or any of its Subsidiaries, (x) was already in the possession of the Manager (as demonstrated by the Manager’s written records) lawfully and on a non-confidential basis prior to the time it was received by the Manager from the Company or its Subsidiaries, (y) was obtained by the Manager from a third party which, to the best of such Manager’s knowledge, was not disclosed in breach of an obligation of such third party not to disclose such information, or (z) was developed independently by the Manager without using or referring to any of the Confidential Information.

“Cost Allocation Policy” means the allocation policy and principles of the Manager and/or its Affiliates, in effect from time to time, with respect to the allocation of costs and expenses as between the Company or its Subsidiaries, on the one hand, and one or more Other KKR Funds, on the other (as the same may be amended, updated or revised from time to time).

“Effective Date” has the meaning set forth in the Recitals.

“Effective Termination Date” has the meaning set forth in Section 10(b) hereof.

“Equity Issuance Value” means the sum of the net proceeds from all issuances of equity securities of the Company and, unless there is a corresponding equity issuance by the Company in connection with such OpCo equity issuance to avoid duplication, OpCo following the Effective Date (it being understood that the issuance of shares of Common Stock upon the redemption or exchange of OpCo Units (as defined in the Transaction Agreement) shall not be deemed to be issuances by the Company).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles in effect in the United States on the date such principles are applied.

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“Governing Agreements” means, with regard to any entity, the articles of incorporation or certificate of incorporation and bylaws in the case of a corporation, the certificate of limited partnership (if applicable) and the partnership agreement in the case of a general or limited partnership, the certificate of formation and limited liability company agreement in the case of a limited liability company, the trust instrument in the case of a trust, or similar governing documents in each case as amended from time to time.

“Governmental Entity” means any court or tribunal in any jurisdiction (domestic or foreign) or any governmental or regulatory body, agency, department, commission, board, bureau or other authority or instrumentality (domestic or foreign).

“Incentive Allocation Value” means an amount equal to (x) the number of shares of Common Stock issued as Incentive Compensation that vest during the relevant period multiplied by (y) the trading price of such shares as of the date of such vesting.

“Incentive Compensation” means the equity award based on Common Stock that is granted to the Manager with respect to each calendar year (or part thereof) that this Agreement is in effect.

“Independent Director” means a member of the Board who is “independent” in accordance with the rules of the applicable National Securities Exchange and otherwise disinterested with respect to the specific matter and has no direct or indirect material relationship with KKR that would interfere with the exercise of independent judgment by such director, as determined by the Independent Directors.

“Industry Advisors” means the individuals (a) providing advisory services to KKR, any Other KKR Fund, or any of the portfolio companies of any Other KKR Fund and (b) who are designated as “Industry Advisors” by KKR.

“Initial Term” has the meaning set forth in Section 10(a) hereof.

“Investment Advisers Act” means the U.S. Investment Advisers Act of 1940, as amended.

“Investment Allocation Policy” means the investment allocation policy and principles of the Manager and/or its Affiliates, in effect from time to time, with respect to the allocation of investment opportunities as between the Company and its Subsidiaries, on the one hand, and one or more Other KKR Funds, on the other (as the same may be amended, updated or revised from time to time).

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“Investment Guidelines” means the investment guidelines of the Company approved by the Board, as may be amended, restated, modified, supplemented or waived pursuant to the approval of the Board, including a majority of the Independent Directors, from time to time. As of the Effective Date, such investment guidelines are listed on Exhibit A.

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“KKR” means, collectively, the Manager and its Affiliates, including KKR & Co. Inc. and its subsidiaries.

“KKR Personnel” means certain partners, members, managing directors, directors, officers, or employees of KKR.

“LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of IE OpCo LLC dated [•].

“Losses” has the meaning set forth in Section 8(a) hereof.

“Management Fee” means the management fee, without duplication, payable quarterly in arrears with respect to each calendar quarter commencing with the quarter in which the Effective Date occurs, in an amount equal to (x) (A) $53,300,000 per annum ($13,325,000 per quarter) plus (B) 1.50% per annum (0.375% per quarter) of the Equity Issuance Value multiplied by (y) the Company OpCo Ownership.

The Management Fee shall be pro-rated for partial periods, to the extent necessary, as described more fully elsewhere herein.

“Manager” has the meaning set forth in the Recitals.

“Manager Expenses” has the meaning set forth in Section 7(a) hereof.

“Manager Indemnified Party” has the meaning set forth in Section 8(a) hereof.

“Manager Permitted Disclosure Parties” has the meaning set forth in Section 5 hereof.

“National Securities Exchange” means any national securities exchange or nationally recognized automated quotation system on which the shares of the Common Stock of the Company (or its successor) are listed, traded, exchanged or quoted.

“Notice of Proposal to Negotiate” has the meaning set forth in Section 10(c) hereof.

“Other KKR Funds” means, collectively, any other investment funds, vehicles, accounts, products and/or other similar arrangements sponsored, advised and/or managed by KKR (including proprietary KKR vehicles that are subsidiaries of KKR & Co. Inc.), whether currently in existence or subsequently established, in each case, including any related successor funds, alternative vehicles, supplemental capital vehicles, co-investment vehicles and other entities formed in connection with KKR’s side-by-side or additional general partner investments with respect thereto.

“Person” means any natural person, corporation, partnership, association, limited liability company, estate, trust, joint venture, any federal, state, county or municipal government or any bureau, department or agency thereof or any other legal entity and any fiduciary acting in such capacity on behalf of the foregoing.

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“Proceeding” any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

“Regulated Broker-Dealer” means a U.S. registered broker-dealer or a non-U.S. equivalent thereof.

“Regulated Broker-Dealer Fees” means any placement, underwriting, syndication, solicitation, arranger, dealer-manager, brokerage or other fees, including discounts, commissions and concessions, paid to a Regulated Broker-Dealer for Regulated Broker-Dealer Services.

“Regulated Broker-Dealer Services” means services rendered by a Regulated Broker-Dealer in connection with the offer, sale, placement, underwriting, syndication, arrangement, structuring, restructuring, purchase, repurchase or exchange of securities or financing, or the effectuation of any securities or financing transactions, in each case other than with respect to the making of an investment.

“Regulation FD” means Regulation FD as promulgated by the SEC.

“RPM” means RPM Energy Management, LLC, and any of its Affiliates serving a similar role to RPM Energy Management, LLC.

“RPM Fees” means any amount paid to RPM for services rendered to KKR, any Affiliate of KKR, the Company, any Other KKR Fund, any investment or otherwise.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Advisors” means the individuals who are (a) providing advisory services to KKR, any Other KKR Funds, or any of the portfolio companies of Other KKR Funds and (b) designated as “Senior Advisors” by KKR.

“Service Costs” means any amounts paid to the Manager or any Affiliate of KKR by a portfolio company or any Person through which the Company makes an investment for local administration or management services related to such investment that (a) are determined by the Manager, acting in good faith, to be reasonably necessary in order to achieve beneficial legal, tax or regulatory treatment with respect to the relevant investment and (b) would otherwise be payable to a third party for such services.

“Subsidiary” means a corporation, limited liability company, partnership (general or limited, including any limited liability limited partnership), joint venture, trust (whether common law or statutory) or other entity or organization of which: (a) the Company or any other direct or indirect subsidiary of the Company is a general partner, manager or managing member, or (b) voting power to elect a majority of the board of directors, trustees or other Persons performing similar functions with respect to such entity or organization is held, owned or controlled, directly or indirectly, by the Company or by any one or more of the Company’s subsidiaries.

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“Technical and Operating Partners” means RPM, Fleur de Lis Energy, LLC, Venado Oil & Gas, LLC, and Bridge Energy Holdings LLC and any additional operators and technical partners as are engaged by KKR, Other KKR Funds, the Company or the Manager from time to time (together with their permitted assigns and successors and any Affiliates through which they provide services in respect of one or more investments).

“Termination Fee” means a termination fee equal to three (3) times the sum of (i) the average annual Management Fee and (ii) the average of the Incentive Allocation Value (but only with respect to the fully vested portion thereof as of the Effective Termination Date), in each case earned by the Manager during the 24-month period immediately preceding the most recently completed calendar quarter prior to the Effective Termination Date.

“Termination Notice” has the meaning set forth in Section 10(b) hereof.

“Termination Without Cause” has the meaning set forth in Section 10(b) hereof.

“Transaction Agreement” means that certain Transaction Agreement dated as of June 7, 2021 by and among Contango Oil & Gas Company, Independence Energy LLC, IE PubCo Inc., IE OpCo LLC, IE C Merger Sub Inc. and IE L Merger Sub LLC.

“Treasury Regulations” means pronouncements, as amended from time to time, or their successor pronouncements, which clarify, interpret and apply the provisions of the Code, and which are designated as “Treasury Regulations” by the United States Department of the Treasury.

(b) As used herein, accounting terms relating to the Company and its Subsidiaries, if any, not defined in Section 1(a) and accounting terms partly defined in Section 1(a), to the extent not defined, shall have the respective meanings given to them under GAAP. As used herein, “calendar quarters” shall mean the period from January 1 to March 31, April 1 to June 30, July 1 to September 30 and October 1 to December 31 of the applicable year.

(c) The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified.

(d) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The words include, includes and including shall be deemed to be followed by the phrase “without limitation.”

Section 2. Appointment and Duties of the Manager.

(a) The Company hereby appoints the Manager, as agent, to manage the investments, assets and day-to-day business and affairs of the Company and its Subsidiaries, subject at all times to applicable law, the further terms and conditions set forth in this Agreement and to the supervision of the Board. Except as otherwise provided in this Agreement, the Manager hereby agrees to use its commercially reasonable efforts to perform each of the duties set forth

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herein. The appointment of the Manager shall be exclusive to the Manager, except to the extent that the Manager elects, in its sole and absolute discretion, subject to the terms of this Agreement, to cause the duties of the Manager as set forth herein to be provided by third parties under the Manager’s supervision and/or its Affiliates.

(b) The Manager, in its capacity as manager of the assets, investments and the day-to-day operations of the Company and its Subsidiaries, at all times will be subject to the supervision and direction of the Board and will have only such functions and authority as the Board may delegate to it, including the functions and authority identified herein and delegated to the Manager hereby. The Company and the Manager hereby acknowledge the recommendation by the Manager and the approval by the Board of the Investment Guidelines.

(c) Subject to the oversight of the Board and the terms and conditions of this Agreement (including the Investment Guidelines), the Manager will have plenary authority with respect to the management of the business and affairs of the Company and will be responsible for the day-to-day management of the Company. The Manager will perform (or cause to be performed through one or more of its Affiliates or Subsidiaries) such services and activities relating to the assets, investments and business and affairs of the Company and its Subsidiaries as may be appropriate or otherwise mutually agreed from time to time, including (references to the Company below shall be deemed to include a reference to the Company’s Subsidiaries, as applicable):

(i) serving as an advisor to the Company with respect to the establishment and periodic review of the Investment Guidelines for the Company’s investments, financing activities and operations, any modifications to which will be approved by the Board, including a majority of the Independent Directors;

(ii) identifying, investigating, analyzing, and selecting possible investment opportunities and originating, negotiating, acquiring, consummating, monitoring, financing, retaining, selling, restructuring, refinancing, hypothecating, pledging or otherwise disposing of investments consistent in all material respects with the Investment Guidelines;

(iii) with respect to prospective acquisition, purchases, sales, exchanges or dispositions of investments, conducting negotiations on the Company’s behalf with sellers, purchasers, and other counterparties and, if applicable, their respective agents, advisors and representatives;

(iv) negotiating and entering into, on the Company’s behalf, hedging arrangements, financing arrangements (including one or more credit facilities), foreign exchange transactions, derivative transactions, and other agreements and instruments required or appropriate in connection with the Company’s activities;

(v) engaging and supervising, on the Company’s behalf and at the Company’s expense, independent contractors, advisors, consultants, attorneys, accountants, auditors, and other service providers (which may include Affiliates of the Manager) that provide various services with respect to the Company, including, without limitation, investment banking, credit analysis, risk management services, asset management services, loan servicing, other financial, legal or accounting services, due diligence services, underwriting review services, and all other services (including transfer agent and registrar services) as may be required relating to the Company’s activities or investments (or potential investments);

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(vi) coordinating and managing operations of any joint venture or co-investment interests held by the Company and conducting all matters with the joint venture or co-investment partners;

(vii) providing executive and administrative personnel, office space and office services required in rendering services to the Company;

(viii) administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to the Company’s management as may be agreed upon by the Manager and the Board, including, without limitation, the collection of revenues and the payment of the Company’s debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

(ix) communicating on the Company’s behalf with the holders of any of the Company’s equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;

(x) advising the Company in connection with policy decisions to be made by the Board;

(xi) engaging one or more sub-advisors with respect to the management of the Company, including, where appropriate, Affiliates of the Manager;

(xii) advising the Company regarding the maintenance of the Company’s exemption from regulation as an investment company under the Investment Company Act, monitoring compliance with the requirements for maintaining such exemption and using commercially reasonable efforts to cause the Company to maintain such exemption from regulation as an investment company under the Investment Company Act;

(xiii) furnishing reports to the Company and the Board regarding the Company’s activities and services performed for the Company by the Manager and its Affiliates;

(xiv) monitoring the operating performance of the Company’s investments and providing periodic reports with respect thereto to the Board, including comparative information with respect to such operating performance and budgeted or projected operating results;

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(xv) investing and reinvesting any moneys and securities of the Company (including investing in short-term investments pending investment in other investments, payment of fees, costs and expenses, or payments of dividends or distributions to the Company’s stockholders and partners) and advising the Company as to the Company’s capital structure and capital raising;

(xvi) capital reinvestment into the assets of the Company;

(xvii) causing the Company to retain a qualified independent public accounting firm and legal counsel, as applicable, to assist in developing appropriate accounting procedures and systems, internal controls and other compliance procedures and systems with respect to financial reporting obligations and to conduct periodic compliance reviews with respect thereto;

(xviii) assisting the Company to qualify to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

(xix) assisting the Company to comply with all regulatory requirements applicable to the Company in respect of the Company’s business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act or the Securities Act, or by any National Securities Exchange, and facilitating compliance with the Sarbanes-Oxley Act of 2002, the listing rules of any National Securities Exchange, and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010;

(xx) assisting the Company to take all necessary actions to enable the Company to make required tax filings and reports;

(xxi) handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which the Company or its Subsidiaries may be involved or to which the Company or its Subsidiaries may be subject arising out of the Company’s day-to-day activities (other than with the Manager or its Affiliates), subject to such reasonable limitations or parameters as may be imposed from time to time by the Board;

(xxii) serving as the Company’s advisor with respect to decisions regarding any of the Company’s financings, hedging activities or borrowings undertaken by the Company, including (1) assisting the Company in developing criteria for debt and equity financing that is specifically tailored to the Company’s investment objectives, and (2) advising the Company with respect to obtaining appropriate financing for the Company’s investments (which, in accordance with applicable law and the terms and conditions of this Agreement and the Company’s Governing Agreements may include financing by the Manager or its Affiliates);

(xxiii) providing the Company with portfolio management and other related services;

(xxiv) arranging marketing materials and other related documentation, advertising, industry group activities (such as conference participations and industry organization memberships) and other promotional efforts designed to promote the Company’s business;

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(xxv) assisting the Company with coordinating that (a) all filings, licenses, permits and/or approvals (including the renewals thereof) required or necessary under applicable law are made with and/or obtained from any Governmental Entity and (b) all required or necessary bonding, credit support and/or other forms of financial security have been provided to any third party or Governmental Entity, in each case of (a) and (b), in connection with the operations or business of the Company; and

(xxvi) performing such other services from time to time in connection with the management of the business and affairs of the Company and its investment activities as the Board shall reasonably request and/or the Manager shall deem appropriate under the particular circumstances.

(d) For the duration of and on the terms and conditions set forth in this Agreement, the Company and each of its Subsidiaries hereby constitutes, appoints and authorizes the Manager, and any officer of the Manager acting on its behalf from time to time, as the Company’s true and lawful agent and attorney-in-fact, in its name, place and stead, to negotiate, execute, deliver and enter into any certificates, instruments, agreements, authorizations and other documentation in the name and on behalf of the Company as the Manager, in its sole discretion, deems necessary or appropriate in connection with the performance of its services hereunder. This power of attorney is deemed to be coupled with an interest. In performing such services, as an agent of the Company, the Manager shall have the right to exercise all powers and authority which are reasonably necessary and customary to perform its obligations under this Agreement. The Manager shall be authorized to represent to third parties that it has the power to perform the actions which it is authorized to perform under this Agreement.

(e) The Manager may retain, for and on behalf, and at the sole cost and expense, of the Company, such services of accountants, legal counsel, appraisers, insurers, brokers, transfer agents, registrars, developers, investment banks, financial advisors, banks and other lenders and others as the Manager deems necessary or advisable in connection with the management and operations of the Company. Notwithstanding anything contained herein to the contrary, the Manager shall have the right to cause any such services to be rendered by its employees or Affiliates. The Company shall pay or reimburse the Manager or its Affiliates performing such services for the cost thereof; provided that (x) such costs and reimbursements are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis and (y) such services and the costs thereof are approved by a majority of the Independent Directors.

(f) The Company agrees to take (or cause to be taken) all actions reasonably required to permit and enable the Manager to carry out its duties and obligations under this Agreement, including, without limitation, all steps reasonably necessary to allow the Manager to make any filing required to be made under the Securities Act, Exchange Act, Code, or other applicable law, rule or regulation, including, the rules and regulations of a National Securities Exchange, on behalf of the Company in a timely manner. The Company further agrees to use commercially reasonable efforts to make available to the Manager all resources, information and materials reasonably requested by the Manager to enable the Manager to satisfy its obligations hereunder, including its obligations to deliver financial statements and any other information or reports with respect to the Company.

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(g) As frequently as the Manager may deem reasonably necessary or advisable, or at the direction of the Independent Directors on the Board, the Manager shall prepare, or, at the sole cost and expense of the Company, cause to be prepared, (i) reports and other information on the Company’s operations, including quarterly budget to actual comparisons and (ii) other information relating to any proposed or consummated investment as may be reasonably requested by the Company.

(h) The Manager shall prepare, or, at the sole cost and expense of the Company, cause to be prepared, all periodic reports and financial statements with respect to the Company reasonably required by the Board in order for the Company to comply with its Governing Agreements, or any other materials required to be filed with any governmental body or agency, including but not limited to the SEC, and shall prepare, or, at the sole cost and expense of the Company, cause to be prepared, all materials and data necessary to complete such reports and other materials, including, without limitation, an annual audit of the Company’s books of account by a nationally recognized independent accounting firm.

(i) The Manager shall prepare, or, at the sole cost and expense to the Company, cause to be prepared, regular reports for the Board to enable the Board to review the Company’s acquisitions, portfolio composition and characteristics, credit quality, performance, asset performance and compliance with the Investment Guidelines, and policies approved by the Board.

(j) Officers, managers, employees, agents, partners, trustees or fiduciaries of the Manager and its Affiliates may serve as directors, officers, managers, employees, agents, fiduciaries, nominees or signatories for the Company or any of its Subsidiaries, if appointed as such in accordance with the Governing Agreements of the Company and its Subsidiaries. When executing documents or otherwise acting in such capacities for the Company or any of its Subsidiaries, such Persons shall indicate in what capacity they are executing on behalf of the Company or any of its Subsidiaries.

(k) At all times during the term of this Agreement, the Manager shall be covered by an “errors and omissions” insurance coverage and other insurance coverage that is customarily carried by asset and investment managers performing functions similar to those of the Manager under this Agreement with respect to assets similar to the assets of the Company and the Subsidiaries.

(l) The Manager agrees to be bound by the Company’s Code of Business Conduct and Ethics, Corporate Governance Guidelines and Policy on Insider Trading and other compliance and governance policies and procedures required under the Exchange Act, the Securities Act, or by the National Securities Exchange or other securities exchange, if any (collectively, the “Conduct Policies”), and to take, or cause to be taken, all actions reasonably required to cause its officers, directors, members, and employees, and any officers or employees of its Affiliates acting on behalf of the Manager who are involved in the business and affairs of the Company, to be bound by the Conduct Policies to the extent applicable to such Persons.

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(m) Without limiting the foregoing, while this Agreement is in effect, the Manager will provide the Company with a management team, along with appropriate support personnel, to provide the management services to be provided by the Manager to the Company hereunder, who shall devote such of their time to the management of the Company as necessary and appropriate in connection with such services.

Section 3. Additional Activities of the Manager; Allocation of Investment Opportunities; Non-Solicitation; Restrictions.

(a) Nothing in this Agreement shall (i) prevent the Manager or any of its Affiliates, or any of its or their officers, directors, managers, partners, employees or equityholders from engaging in other businesses or from rendering services of any kind to any other Person or entity, whether or not the investment objectives or policies of any such other Person or entity are similar to those of the Company, including, without limitation, the sponsoring, closing and/or managing of any Other KKR Funds that employ investment objectives or strategies that overlap, in whole or in part, with the Investment Guidelines of the Company, (ii) in any way bind or restrict the Manager or any of its Affiliates, or any of its or their officers, directors or employees from buying, selling or trading any securities or commodities for their own accounts or for the account of others for whom the Manager or any of its Affiliates, or any of its or their officers, directors or employees may be acting, subject however, as applicable, to the Company’s Code of Business Conduct and Ethics, Corporate Governance Guidelines and Policy on Insider Trading and to applicable law regarding persons in receipt of material non-public information of the Company or (iii) prevent the Manager or any of its Affiliates from receiving fees or other compensation or profits from such activities described in this Section 3(a) which shall be for the Manager’s (and/or its Affiliates’) sole benefit. The Manager and the Company acknowledge and agree that, notwithstanding anything to the contrary contained herein, (i) Affiliates of the Manager sponsor, advise and/or manage one or more Other KKR Funds and may in the future sponsor, advise and/or manage additional Other KKR Funds, (ii) the Manager will allocate investment opportunities that overlap with the Investment Guidelines of the Company and such Other KKR Funds in accordance with the Investment Allocation Policy and this Agreement and (iii) nothing in this Agreement shall prevent the Company from investing in, acquiring, selling assets to or merging with any joint ventures with Other KKR Funds or purchasing assets from, selling assets, merging with or arranging financing from or providing financing to Other KKR Funds, subject to Section 3(e).

(b) For investment allocation purposes, the Company and KKR Energy Income and Growth Fund II L.P. and the parallel vehicles or alternative vehicles relating thereto (“EIGF II”) are referred to herein as the KKR Energy Real Assets Platform’s “Flagship Funds.” Until the Exhaustion Date, all investment opportunities in upstream oil and gas assets and operating companies will be presented to the Company with the total amount of the available investment allocated between the Company and EIGF II in good faith by the Manager on a pro rata basis, subject to and taking into account available capital, applicable concentration limits, investment restrictions and other similar considerations. At such time as the Company has received an allocation of such investment opportunity in such amount as satisfies the foregoing sentence, any remaining portion of such investment opportunity may be allocated to any Other KKR Funds in accordance with the Investment Allocation Policy. Notwithstanding the foregoing, follow-on investment amounts will be generally allocated between the Company and EIGF II in proportion to the relative amount such vehicle initially invested in the applicable investment. Following the

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exhaustion of EIGF II’s investment capital (the “Exhaustion Date”), the Manager shall continue to ensure that each investment opportunity in upstream oil and gas assets and operating companies is presented to the Company and ensure that at least 70% of any such investment amounts are allocated to the Company. Subject to compliance with the allocation provisions set forth herein, nothing herein shall prevent KKR and its Affiliates (including Other KKR Funds) from participating in, and the Company hereby waives its rights to, any investment opportunities (including if the Company is unable to, or elects not to, participate in any such opportunity, and in any remaining portion of any such opportunity following the allocations described herein); provided, however that in the event (i) the Company is allocated a portion of an investment opportunity in upstream oil and gas assets or operating companies in accordance with this Agreement, (ii) the Manager determines that the Company is able to participate in such opportunity, taking into account the factors described herein, including available capital, and (iii) the Company elects not to participate in such opportunity, then KKR and its Affiliates (including Other KKR Funds) shall only be entitled to participate in the portion of such opportunity that was originally allocated to the Company with the consent, approval or ratification of a committee of the Board consisting entirely of Independent Directors and by majority consent of the members thereof (which approval may be provided as a principle or pursuant to general instructions and need not be provided on a transaction by transaction basis). If KKR forms a successor fund to EIGF II that is treated as a Flagship Fund for investment allocation purposes, then such successor fund will be treated in the same manner as EIGF II vis-à-vis the Company for allocation purposes and the allocations contemplated hereby.

(c) The Company acknowledges that from time to time, investment opportunities outside of upstream oil and gas assets and operating companies may arise that are suitable for investment by the Company and EIGF II (and any successor fund), on the one hand, and by Other KKR Funds (or successor funds thereto), on the other, that (A) are engaged in an investment strategy that is materially different from the strategy contemplated by the Investment Guidelines (such as distressed debt or special situations investment vehicles) and (B) have pre-existing defined allocation rights pursuant to KKR’s allocation policies or contractual undertakings agreed with the investors in such Other KKR Funds. In such cases, the Company and EIGF II (and any successor fund) may co-invest alongside such Other KKR Funds in such investments from time to time. KKR will allocate such investment opportunities among the Company and EIGF II, on the one hand, and such Other KKR Funds, on the other hand, in a manner consistent with the priority investment rights of the Other KKR Funds as is reasonably determined by KKR, taking into account such factors as KKR deems appropriate, which may include, for example, investment objectives, target investment sizes, available capital, the expected hold period for an investment, timing of capital inflows and outflows and anticipated capital commitments and subscriptions, liquidity, applicable concentration limits and other investment restrictions, mandatory minimum investment rights and other contractual obligations applicable to participating funds, vehicles, and accounts and/or their investors, portfolio diversification, tax efficiencies and potential adverse tax consequences, regulatory restrictions applicable to participating funds, vehicles, and/or their investors, policies and restrictions (including internal policies and procedures) applicable to participating funds, vehicles, and accounts, the avoidance of odd lots or cases where a pro rata allocation would result in a de minimis allocation to one or more participating funds, vehicles, and accounts, the potential dilutive effect of a new position, the overall risk profile of a portfolio, the potential return available from a debt investment as compared to an equity investment and other factors deemed relevant by KKR.

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(d) Where investments that are consistent with the Company’s Investment Guidelines are shared with one or more Other KKR Funds, the Manager may, but is not obligated to, aggregate sales and purchase orders of securities and other investments of the Company with similar orders being made simultaneously for such Other KKR Funds, if in the Manager’s judgment, such aggregation is likely to result generally in an overall economic benefit to the Company. The determination of such economic benefit to the Company by the Manager is subjective and represents the Manager’s evaluation that the Company is benefited by relatively better purchase or sales prices, lower commission expenses, increased access to investment opportunities, beneficial timing of transactions or a combination of these and other factors.

(e) The Board may periodically review the Investment Guidelines. The Manager shall not consummate on behalf of the Company any transaction that involves (i) the sale of any investment to or (ii) the acquisition of any investment from, KKR, any Other KKR Fund or any of their Affiliates unless such transaction (A) is on terms no less favorable to the Company than could have been obtained on an arm’s length basis from an unrelated third party and (B) has been approved in advance by a majority of the Independent Directors. In connection with the foregoing, it is understood and/or agreed for greater certainty that while conflicts of interests may arise from time-to-time in connection with the investment activities of the Company, KKR and the Other KKR Funds and that the Manager will resolve any such conflicts of interest in a fair and equitable manner in accordance with the Investment Allocation Policy and its prevailing policies and procedures with respect to conflicts resolution among Other KKR Funds generally, only those transactions set forth above shall be required to be presented for approval by the Independent Directors; provided, that the foregoing shall not limit the ability of the Manager, in its discretion, to present additional matters involving the Company to the Independent Directors from time-to-time for review, advice and/or approval to the extent the Manager reasonably determines that doing so is appropriate under the circumstances (including, without limitation, as a result of a determination that such matters give rise to material conflicts of interest that are appropriate to be reviewed and/or approved by the Independent Directors); provided, further, that if the majority of the Independent Directors approve any matter or transaction presented for their approval despite a conflict of interest after the Manager has disclosed all material facts relating to such conflict of interest, then the Manager shall not have any liability to the Company or any stockholder by reason of such conflict of interest for actions in respect of such matter taken in good faith by any of them, including actions in the pursuit of their own interests.

(f) The Manager shall provide the lead Independent Director (or, if none, the chairman of the audit committee) with written notice in the event that the Manager is engaged in a material investment or activity which conflicts with the Company’s interests other than as contemplated herein.

Section 4. Bank Accounts. At the direction of the Board, the Manager may establish and maintain, as agent on behalf of the Company, one or more bank accounts with a “qualified custodian” in the name of the Company or any Subsidiary in accordance with applicable law, and may cause the Company to deposit into any such account or accounts, and disburse funds from any such account or accounts, under such terms and conditions as the Board may approve; and the Manager shall ensure that such custodian(s) from time to time render statements, including appropriate accountings of such collections and payments to the Board and, upon request, to the auditors of the Company or any Subsidiary.

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Section 5. Records; Confidentiality.

The Manager shall maintain appropriate books of account, records and files relating to services performed hereunder, and such books of account, records and files shall be accessible for inspection by representatives of the Company or any Subsidiary at any time during normal business hours upon advance written notice. Manager shall also provide the Company, its subsidiaries and their representatives, independent accounting firms and outside consultants with reasonable access to appropriate personnel of the Manager so as to enable the accountants and consultants to conduct the Company’s audit and to review, design and test the Company’s internal controls over financial reporting. The Manager shall have full responsibility for the maintenance, care and safekeeping of all such books of account, records and files (it being understood that services may be provided with respect to the Company by service providers (e.g., administrators, prime brokers and custodians) and so long as such service providers are monitored by the Manager with due care, the Manager shall be in compliance with the foregoing). Until the second (2nd) anniversary of the termination of this Agreement, the Manager shall keep confidential any and all Confidential Information and shall not use Confidential Information in contravention of its duties under this Agreement or disclose Confidential Information, in whole or in part, to any Person other than (i) to officers, directors, employees, agents, representatives, advisors of the Manager or its Affiliates who need to know such Confidential Information for the purpose of rendering services hereunder or in furtherance of KKR’s asset management or capital markets businesses, (ii) to appraisers, lenders or other financing sources, co-originators, custodians, administrators, brokers, commercial counterparties or any similar entity and others in the ordinary course of the Company’s business ((i) and (ii) collectively, “Manager Permitted Disclosure Parties”), (iii) in connection with any governmental or regulatory filings of the Company or its Affiliates (including, any filings made by KKR as a result of its status as a public company) or disclosure or presentations to investors of the Company or KKR (subject to compliance with Regulation FD), (iv) to governmental agencies or officials having jurisdiction over the Company or the Manager, (v) as required by law or legal process or requested by applicable regulatory authorities, in each case, to which the Manager or any Person to whom disclosure is permitted hereunder is a party or subject, (vi) to existing or prospective investors in Other KKR Funds and their advisors to the extent such persons reasonably request such information, subject to an undertaking of confidentiality, non-disclosure and non-use, or (vii) otherwise with the consent of the Company, including pursuant to a separate agreement entered into between the Manager and/or any Other KKR Funds and the Company. The Manager agrees to inform each of its Manager Permitted Disclosure Parties of the non-public nature of the Confidential Information. Nothing herein shall prevent the Manager from disclosing Confidential Information (i) upon the order of any court or administrative agency, (ii) upon the request or demand of, or pursuant to any law or regulation to, any regulatory agency or authority, (iii) to the extent reasonably required in connection with the exercise of any remedy hereunder, or (iv) to its legal counsel or independent auditors; provided, however that with respect to clause (i), it is agreed that, so long as not legally prohibited, the Manager will (x) consider, and if advisable seek, at the Company’s sole expense, an appropriate protective order or confidentiality agreement, (y) notify the Board of such disclosure, and (z) in the absence of an appropriate protective order or confidentiality agreement, disclose only that portion of such information that is responsive to such request or demand.

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Section 6. Compensation.

(a) For the services rendered under this Agreement, the Company shall pay the fees and compensation described in the remainder of this Section 6 to the Manager. The Manager will not receive any compensation for any periods prior to the Effective Date.

(b) The Management Fee shall be payable in arrears in cash, in quarterly installments commencing with the calendar quarter in which the Effective Date occurs. If applicable, the initial and final installments of the Management Fee shall be pro-rated based on the number of days during the initial and final quarter, respectively, that this Agreement is in effect. The Manager shall calculate each quarterly installment of the Management Fee, and deliver such calculation to the Company within thirty (30) days following the last day of each calendar quarter. The Company shall pay the Manager each installment of the Management Fee within five (5) Business Days after the date of delivery to the Company of such calculation.

(c) The Manager is entitled to Incentive Compensation that consists of five tranches (the “Initial Award”), and each tranche relates to a target number of shares of Common Stock equal to 2% of the total number of shares of Common Stock issued and outstanding as of the time such tranche is settled (the “Initial Award Target Amount”), if applicable. So long as the Manager continuously provides services to the Company, in accordance with the terms of this Agreement, until the end of the performance period applicable to a tranche of the Initial Award, the Manager is entitled to settlement of such tranche with respect to a number of shares of Common Stock ranging from 0% to 240% of the Initial Award Target Amount based on the level of achievement with respect to the performance goals applicable to such tranche, subject to and limited by the availability of such shares under the relevant equity compensation plan governing the Initial Award and, if such shares are not available, all or a portion of such tranche shall be settled in cash. The Initial Award shall be granted pursuant to an award agreement in substantially the form attached hereto as Exhibit B (the “Award Agreement”). Following the fifth anniversary of the date of this Agreement, the Manager will be entitled to additional Incentive Compensation on an annual basis (each, a “Subsequent Award”), and each Subsequent Award shall relate to at least a target number of shares of Common Stock equal to 2% of the total number of shares of Common Stock issued and outstanding as of the time such Subsequent Award is settled (the “Subsequent Award Target Amount”), if applicable. So long as the Manager continuously provides services to the Company, in accordance with the terms of this Agreement, until the end of the performance period applicable to a Subsequent Award, the Manager is entitled to settlement of such Subsequent Award with respect to a number of shares of Common Stock ranging from 0% to 240% of the Subsequent Award Target Amount based on the level of achievement with respect to the performance goals applicable to such Subsequent Award (as such performance goals may be adjusted with the consent of the Manager), subject to and limited by the availability of such shares under the relevant equity compensation plan governing the Subsequent Award and, if such shares are not available, all or a portion of such Subsequent Award shall be settled in cash. Each Subsequent Award shall be granted pursuant to an award agreement that is generally consistent with the Award Agreement (except to the extent any performance goals are modified in accordance with the foregoing). The Company shall use commercially reasonable efforts to adopt such equity compensation plans, the Award Agreement and obtain any approvals (including shareholder approvals, if applicable) necessary to permit the issuance of the Incentive Compensation contemplated by this Agreement. The Company shall take all such steps as may be required to cause any issuances and acquisitions of Common Stock as Incentive Compensation contemplated by this Agreement to qualify for an exemption under Section 16(b)of the Exchange Act, if applicable.

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(d) The parties acknowledge that the Management Fee and the Incentive Compensation are intended in part to compensate the Manager and its Affiliates for the costs and expenses (other than reimbursable costs and expenses) they will incur hereunder, as well as certain expenses not otherwise reimbursable under Section 7 below, in order for the Manager to provide the Company the investment advisory services and certain general management services rendered under this Agreement

Section 7. Expenses of the Company.

(a) Subject to Section 7(b), the Manager shall be responsible for the out of pocket expenses related to any and all personnel of the Manager and its Affiliates who provide services to the Company pursuant to this Agreement or otherwise (including, without limitation, each of the officers of the Company and any directors of the Company who are also directors, officers or employees of the Manager or any of its Affiliates), including, without limitation, normal overhead expenses relating to the business or operation of the Manager (including rent, office furniture, fixtures and computer equipment), salaries, bonus and other wages, payroll taxes and the cost of employee benefit plans of such personnel, and costs of insurance (other than insurance specifically required under this Agreement) with respect to such personnel (“Manager Expenses”).

(b) The Company shall, and shall cause each of its Subsidiaries to, without duplication, pay all of its costs and expenses and reimburse the Manager or its Affiliates for documented costs and expenses of the Manager and its Affiliates to the extent incurred on behalf of the Company or such Subsidiary, as applicable, in accordance with this Agreement, other than Manager Expenses. The Manager shall not charge to the Company any expense reimbursable by the Company to the extent that the Manager has actually received reimbursement for such expenses from a third party. Without limiting the generality of the foregoing, it is specifically agreed that the following costs and expenses that are fairly allocable to the Company and its Subsidiaries in accordance with the Cost Allocation Policy shall be paid by the Company or its Subsidiaries, as applicable, and shall not be paid by the Manager or Affiliates of the Manager:

(i) fees, costs and expenses of outside counsel, accountants, auditors, appraisers, valuation experts, consultants, administrators, custodians, trustees and other similar outside advisors and service providers with respect to the Company and its Subsidiaries and their investments (including allocable compensation and expenses of Senior Advisors and Industry Advisors and allocable fees and expenses of Capstone and RPM related to the Company’s activities, and including the cost of any valuation of, or fairness opinion relating to, any investment or other asset or liability, or potential transaction, of the Company or its Subsidiaries);

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(ii) fees, costs and expenses of identifying, investigating (and conducting diligence with respect to), evaluating, structuring, consummating, holding, monitoring, operating or selling potential and actual investments, including (A) legal, engineering, geological, accounting and environmental fees and expenses, (B) expenses incurred by the Company or its Subsidiaries in the operation, management, maintenance, development and exploitation of its investments, including amounts payable, distributable or reimbursable to the Technical and Operating Partners, third-party operators and joint venture partners not affiliated with KKR (whether or not such operators perform services on an exclusive basis for the Company (and its Subsidiaries) and Other KKR Funds) or similar persons, (C) brokerage commissions, clearing and settlement charges, investment banking fees, bank charges, placement, syndication and solicitation fees, arranger fees, sales commissions, and other investment, execution, closing and administrative fees, costs and expenses, (D) any travel-related costs and expenses incurred in connection therewith (including costs and expenses of accommodations and meals, costs and expenses related to attending trade association meetings, conferences or similar meetings for purposes of evaluating actual or potential investment opportunities, and with respect to travel on non-commercial aircraft, costs of travel at a comparable business class commercial airline rate), including any such expenses incurred in connection with attendance at meetings of the portfolio management committee, (E) expenses associated with portfolio and risk management, including bona fide hedging transactions in advance of and in connection with the acquisition, holding, operation, financing, refinancing or disposition of investments, including investments in currency, interest rate, and commodity futures, forwards and other hedging contracts, swaps and other derivative contracts or instruments, (F) fees, costs and expenses incurred in the organization, operation, administration, restructuring or winding up, dissolution and liquidation of any entities through which the Company or its Subsidiaries makes investments, and (G) fees, costs and expenses of outside counsel, accountants, auditors, consultants (including Capstone and RPM) and other similar outside advisors and service providers incurred in connection with designing, implementing and monitoring participation by portfolio companies in compliance and operational “best practices” programs and initiatives; provided, that in the event the Company co-invests with any Flagship Funds or Other KKR Funds, the Company shall only be responsible for its pro rata share of amounts reimbursable to the Manager and in the event the Company elects not to pursue such investment, and any Flagship Funds or Other KKR Funds consummate an investment, the Company shall not be responsible for any reimbursement;

(iii) any taxes, fees or other governmental charges levied against the Company or its Subsidiaries or on their respective assets;

(iv) fees, costs and expenses incurred in connection with any audit, examination, investigation or other proceeding by any taxing authority or incurred in connection with any governmental inquiry, investigation or proceeding, in each case, involving or otherwise applicable to the Company or its Subsidiaries, including the amount of any judgments, settlements, remediation or fines paid in connection therewith, excluding for the avoidance of doubt, (A) any expenses with respect to which the Manager would not be entitled to indemnification or advancement by reason of the limitations set forth in Section 8 of this Agreement, (B) any fine or penalty paid by the Manager or any other Affiliate of KKR to a governmental body of competent jurisdiction on the basis of a finding that the Manager or such Affiliate has breached any applicable duty to the Company or any of its Subsidiaries (it being understood for the avoidance of doubt that this subclause (ii) does not include any fine or penalty related to activities taken by the Manager or other Affiliates of KKR on behalf of the Company or its Subsidiaries) and (C) any taxes that are attributable to any equityholder of the Company or any of its Subsidiaries;

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(v) fees, costs and expenses incurred in connection with legal, regulatory and tax compliance (including allocable compensation of KKR Personnel who are attorneys, accountants and tax advisors based upon actual hours engaged on matters related thereto) with U.S. federal, state, local, non-U.S. or other law and regulation relating to the activities of the Company or its Subsidiaries (including expenses relating to the preparation and filing of Form SHLA and/or other regulatory filings of KKR and its Affiliates relating to the activities of the Company or its Subsidiaries, including filings with the SEC, the U.S. Commodity Futures Trading Commission and compliance with the E.U. Alternative Investment Fund Managers Directive, but for the avoidance of doubt, excluding any ordinary course compliance with the Investment Advisers Act, such as the preparation of Form ADV, that do not relate directly to the affairs of the Company or its Subsidiaries);

(vi) fees, costs and expenses associated with the administration of the Company or its Subsidiaries, including in relation to raising capital and making distributions, the administration of assets, financial planning and treasury activities, the preparation and delivery of all Company financial statements and tax returns, other reports and notices and other required or requested information (including the cost of any third-party administrator that provides accounting and administrative services to the Company or its Subsidiaries), fees, costs and expenses incurred to audit such reports, provide access to such reports or information (including through a website or other portal) and any other operational, secretarial or postage expenses relating thereto or arising in connection with the distribution thereof (and including, in each case, technology and other administrative support therefor and allocable compensation and overhead of KKR Personnel engaged in the aforementioned activities and KKR Personnel providing oversight of any third-party administrator engaged in the aforementioned activities);

(vii) principal, interest on and fees, costs, charges and expenses relating to or arising out of all borrowings made by the Company or its Subsidiaries, including fees, costs and expenses incurred in connection with the negotiation and establishment of the relevant credit facility, credit support or other relevant arrangements with respect to such borrowings or related to securing the same by mortgage, pledge, or other encumbrance, if applicable;

(viii) fees, costs and expenses related to a disposition of securities by the Company or any of its Subsidiaries;

(ix) fees, costs and expenses incurred in connection with any amendments, restatements or other modifications to, and compliance with, this Agreement or any Governing Agreements of the Company or its Subsidiaries, including the solicitation of any consent, waiver or similar acknowledgment from the Board;

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(x) fees, costs and expenses related to procuring, developing, implementing or maintaining information technology, data subscription and license-based services, risk analysis tools, research publications, materials, equipment and services, computer software or hardware and other electronic equipment used in connection with the Company and its Subsidiaries and their operation, administration and investment activities and otherwise used in connection with providing services to the Company or its Subsidiaries (including reporting as described herein), in connection with identifying, investigating (and conducting diligence with respect to) or evaluating, structuring, consummating, holding, monitoring, or selling potential and actual investments, or in connection with obtaining or performing research related to potential or actual investments, industries, sectors, geographies or other relevant market, economic, geopolitical or similar data or trends, including risk analysis software;

(xi) premiums and fees for insurance for the benefit of, or allocated to, the Company and its Subsidiaries (including directors’ and officers’ liability, errors and omissions or other similar insurance policies, and any other insurance for coverage of liabilities incurred in connection with the activities of, or on behalf of, the Company and its Subsidiaries including an allocable portion of the premiums and fees for one or more “umbrella” policies that cover the Company and its Subsidiaries, Other KKR Funds, KKR and Affiliates of KKR) and costs of Employee Retirement Income Security Act of 1974 fidelity bonds;

(xii) expenses of any actual or potential litigation or other dispute related to the Company or its Subsidiaries or any actual or potential investment (including expenses incurred in connection with the investigation, prosecution, defense, judgment or settlement of litigation and the appointment of any agents for service of process on behalf of the Company or its Subsidiaries) and other extraordinary expenses related to the Company or its Subsidiaries or actual or potential investment (including fees, costs and expenses that are classified as extraordinary expenses under generally accepted accounting principles in the United States), excluding for the avoidance of doubt, any expenses with respect to which the Manager would not be entitled to indemnification or advancement by reason of the limitations set forth in Section 8;

(xiii) fees, costs and expenses required under or otherwise related to the Company’s indemnification obligations under this Agreement, including advancement of any such fees, costs or expenses to Persons entitled to such indemnification, or other matters that are the subject of indemnification or contribution pursuant to Section 8 (but for the avoidance of doubt, without duplication);

(xiv) fees, costs and expenses incurred in connection with the dissolution, winding up of, liquidation and termination of the Company and/or its Subsidiaries;

(xv) all other third party costs and expenses of the Company and its Subsidiaries or the Manager and its Affiliates in connection with the business or operation of the Company and its Subsidiaries and their investments;

(xvi) Broken Deal Expenses (excluding such expenses that have reimbursed by third parties);

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(xvii) in the case of each of the foregoing items, all similar items in connection with any entities (other than Subsidiaries) through which the Company or its Subsidiaries makes any investment, in each case to the extent not otherwise paid or borne by such Person; and

(xviii) Capstone Fees, RPM Fees, Service Costs and Regulated Broker-Dealer Fees, even if RPM were to become a subsidiary or Affiliate of KKR.

For the avoidance of doubt, Manager Expenses may include any of the fees, costs, expenses and other liabilities described above incurred in connection with services provided, or other activities engaged in, by the Manager and its Affiliates, in addition to third parties.

(c) The Manager may, at its option, elect not to seek reimbursement for certain expenses during a given quarterly period, which determination shall not be deemed to construe a waiver of reimbursement for similar expenses in future periods.

(d) The Manager shall prepare a written expense statement in reasonable detail documenting the costs and expenses of the Company or its Subsidiaries, as applicable, incurred during each calendar quarter to be reimbursed by the Company or its Subsidiaries, as applicable, and shall use commercially reasonable efforts to deliver the same to the Company within forty-five (45) days following the end of the applicable calendar quarter (subject to reasonable delays resulting from delays in the receipt of information). The amounts payable for such cost and expense reimbursement shall be paid by the Company or its Subsidiaries, as applicable, within ten (10) days following delivery of the expense statement by the Manager. Cost and expense reimbursement to the Manager shall be subject to adjustment at the end of each calendar year in connection with the annual audit of the Company and its Subsidiaries.

(e) The provisions of this Section 7 shall survive the expiration or earlier termination of this Agreement to the extent such expenses have previously been incurred or are incurred in connection with such expiration or termination.

Section 8. Limits of the Manager’s Responsibility; Indemnification

(a) The Manager assumes no responsibility under this Agreement other than to render the services called for hereunder in good faith and shall not be responsible for any action of the Board in following or declining to follow any advice or recommendations of the Manager, including as set forth in the Investment Guidelines. To the fullest extent permitted by law, the Manager and its Affiliates, including but not limited to their respective directors, officers, employees, agents, managers, trustees, control persons, partners, stockholders, and equityholders, will not be liable to the Company or any Subsidiary or any of their respective directors, officers, employees, agents, managers, trustees, control persons, partners, stockholders, and equityholders, for any acts or omissions by the Manager or its Affiliates, including by their respective directors, officers, employees, agents, managers, trustees, control persons, partners, stockholders, and equityholders, performed in accordance with and pursuant to this Agreement, whether by or through attempted piercing of the corporate veil, by or through a claim, by the enforcement of any judgment or assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, or otherwise, except to the extent there has been a final and

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non-appealable judgment entered by a court of competent jurisdiction determining that, the applicable Person committed bad faith, fraud, willful misconduct or gross negligence under this Agreement. The Company shall, to the full extent lawful, reimburse, indemnify and hold harmless the Manager, its Affiliates, and their respective directors, officers, employees, managers, trustees, control persons, partners, stockholders, and equityholders, and directors, officers, employees, agents, managers, trustees, control persons, partners, stockholders and equityholders of the foregoing (each, a “Manager Indemnified Party”), of and from any and all expenses, losses, damages, liabilities, demands, charges, settlements and claims of any nature whatsoever (including reasonable attorneys’ fees) (collectively “Losses”) in respect of or arising from any Proceeding related to the Company or acts or omissions of such Manager Indemnified Party in connection with this Agreement, except (i) in connection with any Proceedings that were caused by an internal dispute among Manager and its Affiliates, including but not limited to their respective directors, officers, employees, agents, managers, trustees, control persons, partners, stockholders, and equityholders and (ii) to the extent there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, a Manager Indemnified Party committed bad faith, fraud, willful misconduct or gross negligence under this Agreement.

(b) The Manager shall, to the full extent lawful, reimburse, indemnify and hold harmless the Company, its Subsidiaries and the directors, officers, employees, agents and stockholders of the Company and its Subsidiaries and each Person, if any, controlling the Company (each, a “Company Indemnified Party”; a Manager Indemnified Party and a Company Indemnified Party are each sometimes hereinafter referred to as an “Indemnified Party”) of and from any and all Losses in respect of or arising from (i) any acts or omissions of the Manager constituting bad faith, fraud, willful misconduct or gross negligence under this Agreement or (ii) any claims by the Manager’s or its Affiliate’s employees relating to the terms and conditions of their employment by the Manager or its Affiliate.

(c) In case any such claim, suit, action, investigation or Proceeding (a “Claim”) is brought against any Indemnified Party in respect of which indemnification may be sought by such Indemnified Party pursuant hereto, the Indemnified Party shall give prompt written notice thereof to the indemnifying party, which notice shall include all documents and information in the possession of or under the control of such Indemnified Party reasonably necessary for the evaluation and/or defense of such Claim and shall specifically state that indemnification for such Claim is being sought under this Section; provided, however, that the failure of the Indemnified Party to so notify the indemnifying party shall not limit or affect such Indemnified Party’s rights other than pursuant to this Section 8(c) unless the failure to provide such notice results in material prejudice to the indemnifying party. Upon receipt of such notice of Claim (together with such documents and information from such Indemnified Party), the indemnifying party shall, at its sole cost and expense, in good faith control and defend any such Claim (including any settlement thereof) with counsel reasonably satisfactory to such Indemnified Party, which counsel may, without limiting the rights of such Indemnified Party pursuant to the next succeeding sentence of this Section 8(c), also represent the indemnifying party in such Claim. In the alternative, such Indemnified Party may elect to conduct the defense of the Claim, if (i) such Indemnified Party reasonably determines that the conduct of its defense by the indemnifying party could be materially prejudicial to its interests, (ii) the indemnifying party refuses to assume such defense (or fails to give written notice to the indemnified Party within ten (10) days of receipt of a notice of Claim that the indemnifying party assumes such defense), or (iii) the indemnifying party shall have failed,

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in such Indemnified Party’s reasonable judgment, to defend the Claim in good faith. The indemnifying party may settle any Claim against such Indemnified Party; provided (i) such settlement is without any Losses (including equitable relief) whatsoever to such Indemnified Party, (ii) the settlement does not include or require any admission of liability or culpability by such Indemnified Party and (iii) the indemnifying party obtains an effective written release of liability for such Indemnified Party from the party to the Claim with whom such settlement is being made, which release must be reasonably acceptable to such Indemnified Party, and a dismissal with prejudice with respect to all claims made by the party against such Indemnified Party in connection with such Claim. Subject to the immediately prior sentence, the applicable Indemnified Party shall reasonably cooperate with the indemnifying party, at the indemnifying party’s sole cost and expense, in connection with the defense or settlement of any Claim in accordance with the terms hereof. The indemnifying party shall not be liable for any Losses associated with a settlement entered into by an Indemnified Party unless the indemnifying party consents to such settlement (such consent not to be unreasonably withheld, conditioned or delayed). If such Indemnified Party is entitled pursuant to this Section 8 to elect to defend such Claim by counsel of its own choosing and so elects, then the indemnifying party shall be responsible for Losses incurred by such Indemnified Party in connection with any settlement of such Claim entered into by such Manager Indemnified Party in good faith. Except as provided in the immediately preceding sentence, no Indemnified Party may pay or settle any Claim and seek reimbursement therefor under this Section.

(d) Upon written request by a Manager Indemnified Party, the Company shall pay reasonable expenses (including attorney’s fees) incurred (or reasonably expected to be incurred) by such Manager Indemnified Party in defending or investigating a Proceeding in advance of the final disposition of such Proceeding; provided, that prior to payment (or advancement) by the Company of any such expenses, the Manager Indemnified Party shall provide an unsecured undertaking to the Company to repay all such amounts if it shall ultimately be determined that such Manager Indemnified Party is not entitled to be indemnified by the Company as authorized by this Section 8.

(e) The provisions of this Section 8 shall survive the expiration or earlier termination of this Agreement.

(f) Notwithstanding that a Manager Indemnified Party may have certain rights to indemnification and/or advancement of expenses provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to an advancement of expenses or indemnification set forth herein, the Company: (i) shall be the indemnitor of first resort (i.e., its obligations to such indemnitee are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such indemnitee are secondary); and (ii) shall be required to advance the full amount of expenses incurred by such indemnitee and shall be liable for the full amount of all liabilities, without regard to any rights such indemnitee may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of an indemnitee with respect to any proceeding for which such indemnitee has sought an advancement of expenses or indemnification from the Company shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such indemnitee against the Company.

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(g) Notwithstanding anything to the contrary herein or otherwise, the rights and protections provided under this Section 8 shall be in addition to any rights to indemnification, reimbursement, advancement of expenses, exculpation or other rights and protections of any Manager Indemnified Party under the Governing Agreements of the Company or any Subsidiary, any agreement between the Company or any Subsidiary, on the one hand, and any Manager Indemnified Party, on the other, any action by the Board or stockholders of the Company or any equivalent governing body or equityholders of any Subsidiary, or applicable law.

Section 9. No Joint Venture. The Company and the Manager are not partners or joint venturers with each other and nothing herein shall be construed to make them such partners or joint venturers or impose any liability as such on either of them.

Section 10. Term; Renewal; Termination Without Cause.

(a) This Agreement became effective on the Effective Date and shall continue in operation, unless terminated in accordance with the terms hereof, until the third anniversary of the Effective Date (the “Initial Term”). After the Initial Term, this Agreement shall be deemed renewed automatically at the end of the Initial Term and each subsequent Automatic Renewal Term (as defined below) for an additional three-year period (an “Automatic Renewal Term”) unless the Company or the Manager elects not to renew this Agreement in accordance with Section 10(b) or Section 10(d), respectively.

(b) Notwithstanding any other provision of this Agreement to the contrary, upon the written notice to the Manager at least one hundred eighty (180) days’ prior to the expiration of the Initial Term or any Automatic Renewal Term (the “Termination Notice”), the Company may, without cause, in connection with the expiration of the Initial Term or the then-current Automatic Renewal Term, decline to renew this Agreement (any such nonrenewal, a “Termination Without Cause”) upon the affirmative determination by at least two-thirds (2/3) of the Independent Directors reasonably and in good faith that (1) there has been unsatisfactory long-term performance by the Manager that is materially detrimental to the Company and its Subsidiaries taken as a whole or (2) the Management Fee and Incentive Compensation payable to the Manager, in the aggregate, is materially unfair and excessive compared to those that would be charged by a comparable asset manager managing assets comparable to the assets of the Company, subject to Section 10(c) below. In the event of a Termination Without Cause, the Company shall pay the Manager the Termination Fee before or on the last day of the Initial Term or such Automatic Renewal Term, as the case may be (the “Effective Termination Date”). The Company may terminate this Agreement for Cause pursuant to Section 12 even after a Termination Notice and, in such case, no Termination Fee shall be payable.

(c) Notwithstanding the provisions of subsection (b) above, if the reason for nonrenewal specified in the Company’s Termination Notice is that at least two-thirds (2/3) of the Independent Directors have determined that the Management Fee and Incentive Compensation is materially unfair, the Company shall not have the foregoing nonrenewal right in the event the Manager agrees that it will continue to perform its duties hereunder during the Automatic Renewal Term that would commence upon the expiration of the Initial Term or then current Automatic Renewal Term at a fee that at least two-thirds (2/3) of the Independent Directors determine to be fair; provided, however, the Manager shall have the right to renegotiate the Management Fee

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and/or Incentive Compensation by delivering to the Company, not less than one hundred twenty (120) days prior to the pending Effective Termination Date, written notice (a “Notice of Proposal to Negotiate”) of its intention to renegotiate the Management Fee and/or the Incentive Compensation. Thereupon, the Company and the Manager shall endeavor to negotiate the Management Fee and/or Incentive Compensation in good faith. Provided that the Company and the Manager agree to a revised Management Fee and/or Incentive Compensation or other compensation structure within sixty (60) days following the Company’s receipt of the Notice of Proposal to Negotiate, the Termination Notice from the Company shall be deemed of no force and effect, and this Agreement shall continue in full force and effect on the terms stated herein, except that the Management Fee and/or the Incentive Compensation or other compensation structure shall be the revised Management Fee and/or Incentive Compensation or other compensation structure as then agreed upon by the Company and the Manager. The Company and the Manager agree to execute and deliver an amendment to this Agreement setting forth such revised Management Fee, Incentive Compensation, or other compensation structure promptly upon reaching an agreement regarding same. In the event that the Company and the Manager are unable to agree to a revised Management Fee and/or Incentive Compensation or other compensation structure during such sixty (60) day period, this Agreement shall terminate on the Effective Termination Date and the Company shall be obligated to pay the Manager the Termination Fee upon the Effective Termination Date.

(d) Notwithstanding the provisions of subsection (b) above, if the reason for nonrenewal specified in the Company’s Termination Notice is that there has been materially unsatisfactory long-term performance by the Manager that is materially detrimental to the Company and its Subsidiaries taken as a whole, the Company shall not have the foregoing nonrenewal right in the event the Manager has addressed the underlying performance issues, as reasonably determined in good faith by at least two-thirds (2/3) of Independent Directors, during the one hundred twenty (120) day period following the delivery of the applicable Termination Notice.

(e) No later than one hundred eighty (180) days prior to the expiration of the Initial Term or the then current Automatic Renewal Term, the Manager may deliver written notice to the Company informing it of the Manager’s intention to decline to renew this Agreement, whereupon this Agreement shall not be renewed and extended and this Agreement shall terminate effective on the anniversary date of this Agreement next following the delivery of such notice. The Company is not required to pay to the Manager the Termination Fee if the Manager terminates this Agreement pursuant to this Section 10(d).

(f) Except as set forth in this Section 10, a nonrenewal of this Agreement pursuant to this Section 10 shall be without any further liability or obligation of either party to the other and the terms and provisions hereof shall terminate, except as provided in Section 3(a), Section 5, Section 7, Section 8 and Section 14 of this Agreement.

(g) The Manager shall cooperate, at the Company’s expense, with the Company in executing an orderly transition of the management of the Company’s consolidated assets to a new manager.

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Section 11. Assignments.

(a) Assignments by the Manager. Other than as set forth in the remainder of this Section 11, this Agreement shall be assignable by the Manager only with the prior consent of a majority of the Independent Directors. Any such permitted assignment shall bind the assignee under this Agreement in the same manner as the Manager is bound, and the Manager shall be liable to the Company for all acts or omissions of the assignee under any such assignment. In addition, the assignee shall execute and deliver to the Company a counterpart of this Agreement naming such assignee as the Manager. Notwithstanding the foregoing, the Manager may, at any time without the approval of the Company and without the approval of the Company’s Independent Directors, (i) assign this Agreement to one or more Balance Sheet Affiliates and (ii) delegate to one or more Balance Sheet Affiliates, including sub-advisors where applicable, the performance of any of its responsibilities hereunder so long as it remains liable for any such Balance Sheet Affiliate’s performance, in each case so long as such assignment or delegation does not require the Company’s approval under the Investment Company Act or the Company’s consent under the Investment Advisers Act (but if such approval or consent is required, the Company shall not unreasonably withhold, condition or delay its consent). Nothing contained in this Agreement shall preclude any pledge, hypothecation or other transfer of any amounts payable to the Manager under this Agreement.

(b) Assignments by the Company. This Agreement shall not be assigned by the Company without the prior written consent of the Manager.

Section 12. Termination for Cause.

(a) The Company may terminate this Agreement effective upon thirty (30) days’ prior written notice of termination from the Company to the Manager, without payment of any Termination Fee, upon the occurrence of a Cause Event.

(b) The Manager may terminate this Agreement effective upon sixty (60) days’ prior written notice of termination to the Company in the event that the Company shall default in the performance or observance of any material term, condition or covenant contained in this Agreement and such default shall continue for a period of thirty (30) days after written notice thereof specifying such default and requesting that the same be remedied in such 30-day period. The Company is required to pay to the Manager the Termination Fee if the termination of this Agreement is made pursuant to this Section 12(b).

(c) The Manager or the Company may terminate this Agreement if the Company becomes required to register as an investment company under the Investment Company Act, with such termination deemed to occur immediately before such event, in which case the Company shall not be required to pay the Termination Fee.

Section 13. Action Upon Termination. From and after the effective date of termination of this Agreement pursuant to Sections 10, 11, or 12 of this Agreement, the Manager shall not be entitled to compensation for further services hereunder, but shall be paid all compensation accruing to the date of termination and, if payable, the Termination Fee. Upon any such termination, the Manager shall forthwith:

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(a) after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled, pay over to the Company or a Subsidiary all money collected and held for the account of the Company or a Subsidiary pursuant to this Agreement;

(b) deliver to the Board a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board with respect to the Company and any Subsidiaries; and

(c) deliver to the Board all property and documents of the Company and any Subsidiaries then in the custody of the Manager, provided that the Manager shall be permitted to retain copies of such documents for its records, and if so retained, the Manager shall continue to be bound by the confidentiality obligations and other obligations set forth in Section 5 hereof with respect to the retained documents.

Section 14. Release of Money or Other Property Upon Written Request.

The Manager agrees that any money or other property of the Company or its Subsidiaries shall be held in the name of the Company or any Subsidiary, and in the case of securities and funds of the Company, shall be maintained by a qualified custodian in the name of the Company or any Subsidiary in accordance with applicable law. The Manager shall not be liable to the Company or any Subsidiary or their respective directors, officers, employees, agents, managers, trustees, control persons, partners, stockholders, and equityholders for any acts or omissions by the Company in connection with the money or other property held by such custodian(s) in accordance with this Section. The Company shall indemnify the Manager and its Affiliates and their respective directors, officers, employees, agents, managers, trustees, control persons, partners, stockholders, and equityholders and agents, against any and all Losses which arise in connection with the Manager’s proper release or direction of such money or other property to the Company’s custodian(s) in accordance with the terms of this Section 14. Indemnification pursuant to this provision shall be in addition to any right of the Manager to indemnification under Section 8 of this Agreement.

Section 15. Representations and Warranties.

(a) The Company hereby represents and warrants to the Manager as follows:

(i) The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware, has the corporate power and authority and the legal right to own and operate its assets, to lease any property it may operate as lessee and to conduct the business in which it is now engaged and is duly qualified as a foreign corporation and in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except for failures to be so qualified, authorized or licensed that could not in the aggregate have a material adverse effect on the business operations, assets or financial condition of the Company and its Subsidiaries, if any, taken as a whole.

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(ii) The Company has the corporate power and authority and the legal right to make, deliver and perform this Agreement and all obligations required hereunder and has taken all necessary corporate action to authorize this Agreement on the terms and conditions hereof and the execution, delivery and performance of this Agreement and all obligations required hereunder. No consent of any other Person that has not already been obtained, including stockholders and creditors of the Company, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required by the Company in connection with this Agreement or the execution, delivery, performance, validity or enforceability of this Agreement and all obligations required hereunder. This Agreement has been, and each instrument or document required hereunder will be, executed and delivered by a duly authorized officer of the Company, and this Agreement constitutes, and each instrument or document required hereunder when executed and delivered hereunder will constitute, the legally valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

(iii) The execution, delivery and performance of this Agreement and the documents or instruments required hereunder will not violate any provision of any existing law or regulation binding on the Company, or any order, judgment, award or decree of any court, arbitrator or governmental authority binding on the Company, or the Governing Agreements of, or any securities issued by the Company or of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which the Company is a party or by which the Company or any of its assets may be bound, the violation of which would have a material adverse effect on the business operations, assets or financial condition of the Company and its Subsidiaries, if any, taken as a whole, and will not result in, or require, the creation or imposition of any lien or any of its property, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking.

(b) The Manager hereby represents and warrants to the Company as follows:

(i) The Manager is duly organized, validly existing and in good standing under the laws of the State of Delaware, has the limited liability company power and authority and the legal right to conduct the business in which it is now engaged and is duly qualified as a foreign corporation and in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except for failures to be so qualified, authorized or licensed that could not in the aggregate have a material adverse effect on the business operations, assets or financial condition of the Manager.

(ii) The Manager has the limited liability company power and authority and the legal right to make, deliver and perform this Agreement and all obligations required hereunder and has taken all necessary corporate action to authorize this Agreement on the terms and conditions hereof and the execution, delivery and performance of this Agreement and all obligations required hereunder. No consent of any other Person, including members and creditors of the Manager, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental authority is required by the Manager in connection with this Agreement or the execution, delivery, performance, validity or enforceability of

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this Agreement and all obligations required hereunder. This Agreement has been, and each instrument or document required hereunder will be, executed and delivered by a duly authorized officer of the Manager, and this Agreement constitutes, and each instrument or document required hereunder when executed and delivered hereunder will constitute, the legally valid and binding obligation of the Manager enforceable against the Manager in accordance with its terms.

(iii) The execution, delivery and performance of this Agreement and the documents or instruments required hereunder will not violate any provision of any existing law or regulation binding on the Manager, or any order, judgment, award or decree of any court, arbitrator or governmental authority binding on the Manager, or the Governing Agreements of, or any securities issued by the Manager or of any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which the Manager is a party or by which the Manager or any of its assets may be bound, the violation of which would have a material adverse effect on the business operations, assets or financial condition of the Manager, and will not result in, or require, the creation or imposition of any lien or any of its property, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking.

Section 16. Miscellaneous.

(a) Notices. Any notices that may or are required to be given hereunder by any party to another shall be deemed to have been duly given if (i) personally delivered or delivered by facsimile, when received, (ii) sent by U.S. Express Mail or recognized overnight courier, on the second following Business Day (or third following Business Day if mailed outside the United States), (iii) delivered by electronic mail, when received or (iv) posted on a password protected website maintained by the Manager and for which the Company has received access instructions by electronic mail, when posted:

The Company:	IE PubCo Inc.
600 Travis St., Suite 7200
New York, NY 10019
Attention: [•]
Email: [•]

with a copy to:

The Manager:	[KKR External Manager]
600 Travis St., Suite 7200
New York, NY 10019
Attention: [•]
Email: [•]

with a copy to:

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(b) Binding Nature of Agreement; Successors and Assigns; No Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns as provided herein. Except for Section 3, Section 8 and Section 14, none of the provisions of this Agreement are intended to be, nor shall they be construed to be, for the benefit of any third party.

(c) Integration. This Agreement contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof.

(d) Amendments. Neither this Agreement, nor any terms hereof, may be amended, supplemented or modified except in an instrument in writing executed by the parties hereto.

(e) GOVERNING LAW. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(f) WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

(g) Arbitration. Each party shall use its reasonable efforts to resolve any dispute among the parties that relates to this Agreement and to settle any such dispute through joint cooperation and consultation. Any dispute with respect to the interpretation of, or relating to any alleged breach of, this Agreement that the parties are unable to settle within sixty (60) days, as set forth in the preceding sentence, shall be resolved by final and binding arbitration before a single arbitrator selected and serving under the Commercial Arbitration Rules of the American Arbitration Association who shall be (i) an attorney, (ii) have at least 15 years of relevant arbitration experience and (iii) be reasonably familiar with the energy industry. Any such arbitration shall be held in Houston, Texas unless another location is mutually agreed upon by the parties to such arbitration. Such arbitration shall be the exclusive remedy hereunder with respect to any dispute relating to this Agreement; provided, however, that nothing contained in this Section 16(h) shall limit any party’s right to bring (a) post-arbitration actions seeking to enforce an arbitration award or (b) actions seeking emergency or temporary injunctive or other similar temporary relief (pending the resolution of the arbitration contemplated herein) in the event of a

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breach or threatened breach of any of the provisions of this Agreement. If this Section 16(g) is for any reason held to be invalid or otherwise inapplicable with respect to any dispute, then any action or proceeding brought with respect to any dispute arising under this Agreement, or to interpret or clarify any rights or obligations arising hereunder, shall be maintained solely and exclusively in the state or U.S. federal courts in the State of Delaware. With respect to any action or proceeding that a successful party to the arbitration may wish to bring to enforce any arbitral award or to seek injunctive or other similar relief in the event of the breach or threatened breach of this Agreement (or any other agreement contemplated hereby), each party irrevocably and unconditionally (and without limitation): (i) submits to and accepts, for itself and in respect of its assets, generally and unconditionally the non-exclusive jurisdiction of the courts of the United States and the State of Delaware; (ii) waives any objection it may have now or in the future that such action or proceeding has been brought in an inconvenient forum; (iii) agrees that in any such action or proceeding it will not raise, rely on or claim any immunity (including from suit, judgment, attachment before judgment or otherwise, execution or other enforcement); (iv) waives any right of immunity which it has or its assets may have at any time; and (v) consents generally to the giving of any relief or the issue of any process in connection with any such action or proceeding including the making, enforcement or execution of any order or judgment against any of its property. Each party shall use best efforts to cause any proceeding conducted pursuant to this Section 16(h) to be held in confidence by the American Arbitration Association, the arbitrator and each of the parties to such proceeding and their respective Affiliates, and all information relating to or disclosed by any party thereto in connection with such proceeding shall be treated by the parties thereto, their respective Affiliates and the arbitrator as confidential business information and no disclosure of such information shall be made by any party thereto, its Affiliates or the arbitrator without the prior written consent of the party thereto furnishing such information in connection with the arbitration proceeding, except as required by applicable law or to enforce any award of the arbitrator. The party whom the arbitrator determines is the prevailing party in such arbitration shall receive, in addition to any other award pursuant to such arbitration or associated judgment, reimbursement from the other party of all reasonable legal fees incurred with respect to such arbitration.

(h) Survival of Representations and Warranties. All representations and warranties made hereunder, and in any document, certificate or statement delivered pursuant hereto or in connection herewith, shall survive the execution and delivery of this Agreement.

(i) No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of a party hereto, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

(j) Costs and Expenses. Each party shall bear its costs and expenses (including the fees and disbursements of counsel and accountants) incurred in connection with the negotiations and preparation of and the closing under this Agreement, and all matters incident thereto.

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(k) Section Headings. The section and subsection headings in this Agreement are for convenience in reference only and shall not be deemed to alter or affect the interpretation of any provisions hereof.

(l) Counterparts. This Agreement may be executed by the parties to this Agreement on any number of separate counterparts (including by facsimile), and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

(m) Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

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IN WITNESS WHEREOF, each of the parties hereto has executed this Management Agreement as of the date first written above.

IE PUBCO INC.

By:
Name:
Title:

[KKR EXTERNAL MANAGER]

By:
Name:
Title:

[Signature Page to Management Agreement]

Exhibit A

Investment Guidelines

The objective of the Company is to generate attractive risk-adjusted returns and cash distributions to shareholders, capital appreciation and long-term exposure to oil and natural gas prices through a diverse portfolio of oil and natural gas properties. In connection therewith, the Company will invest in onshore investment opportunities in the lower 48 states of the United States with a core focus on investments in (a) oil and gas working interests; (b) minerals and royalties; and (c) opportunistic financings, in each case structured either through asset-level investments or through structured investments in businesses owning these interests and/or related assets.

The Company will seek to differentiate itself as an energy company through a combination of (i) disciplined business strategy focused on cash-on-cash returns; (ii) the unique management capabilities of the Manager; (iii) proactive efforts to optimize cost of capital; (iv) operational value-add; (v) flexible investment horizon; and (vi) best-in-class management of ESG and sustainability impacts. The portfolio of investments will be managed holistically to optimize the attractiveness as a going-concern oil and gas company to prospective investors, including with regard to all asset-level decisions.

The Company will seek to limit its exposure to particular categories of assets by not making new investments which would cause any of the following conditions to become true: (A) more than 25% of the Company’s NAV being comprised of opportunistic financings, including those in the midstream sector, (B) more than 25% of the Company’s NAV being comprised of enhanced oil recovery projects, (C) more than 25% of the Company’s NAV being comprised of mineral and royalty interests, (D) more than 50% of the Company’s NAV being comprised of gas focused assets, (E) 50% of the Company’s NAV being comprised of assets operated by the same operator or (F) more than 66.7% of the Company’s NAV being comprised of assets in one geologic basin. In addition, neither the Company nor any of its Subsidiaries will engage in wildcatting, speculation or service businesses.

For purposes of this Exhibit A, “NAV” means, as reasonably determined by the Manager in good faith in accordance with the Investment Guidelines, as such policies and procedures may be modified by KKR’s valuation committee with the approval of the Board, the Company’s net asset value based on (a) the Company’s gross asset value and (b) the liabilities of the Company and its pro rata share of the liabilities of the Company’s direct and indirect Subsidiaries at such time, as adjusted by the Manager as it reasonably determines is appropriate to reflect distributions, contributions, investments, acquisitions, dispositions, capital expenditures, expenses, obligations, liabilities, income or other events occurring after such date through the applicable date of any determination.

A-1

EXHIBIT E

FORM OF REGISTRATION RIGHTS AGREEMENT

Exhibit E

FORM OF

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [_______], 20[__], is entered into by and among IE PubCo Inc., a Delaware corporation (the “Company”), and each of the other parties listed on the signature pages hereto (the “Initial Holders” and, together with the Company, the “Parties”).

WHEREAS, pursuant to the Transaction Agreement, dated as of June 7, 2021, by and among the Company, Contango Oil & Gas Company, a Texas corporation, Independence Energy LLC, a Delaware limited liability company, and IE OpCo LLC, a Delaware limited liability company (“OpCo”), among others (the “Transaction Agreement”), the Company has agreed to provide, registration rights with respect to the Registrable Securities (as hereinafter defined) as set forth in this Agreement; and

WHEREAS, in connection with the foregoing, the Parties now desire to execute this Agreement to set forth the rights and obligations created hereby.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each Party, the Parties hereby agree as follows:

1. Certain Definitions. As used in this Agreement, the following terms have the meanings indicated:

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly through one or more intermediaries, Controlling, Controlled by or under common Control with, such Person; provided, that (a) no member of the Company Group shall be considered an Affiliate of any member of the KKR Group, the Liberty Group, the Goff Group or vice versa and (b) no member of the KKR Group shall be considered an Affiliate of any member of the Liberty Group or vice versa.

“Agreement” has the meaning set forth in the preamble hereto.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined under Rule 405.

“Blackout Period” has the meaning set forth in Section 3(o).

“Board” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, Sunday, any federal holiday or any other day on which banking institutions in New York, New York, Boston, Massachusetts or Houston, Texas are authorized or required to be closed by law or governmental action.

“Commission” means the Securities and Exchange Commission or any other federal agency then administering the Securities Act or Exchange Act.

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“Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of the Company.

“Common Stock” means the Class A common stock, par value $0.0001 per share, of the Company.

“Company” has the meaning set forth in the preamble hereto.

“Company Group” means, collectively, the Company and its subsidiaries.

“Company Securities” means any equity interest of any class or series in the Company.

“Control” (including the correlative terms “Controlled by” and “Controlling”) means the possession, directly or indirectly, of the power to direct, or to cause the direction of, the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Demand Notice” has the meaning set forth in Section 2(a)(i).

“Demand Registration” has the meaning set forth in Section 2(a)(i).

“Effective Date” means the time and date that a Registration Statement is first declared effective by the Commission or otherwise becomes effective.

“Effectiveness Period” has the meaning set forth in Section 2(a)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Goff Group” means, collectively, John C. Goff and his affiliates through which he is deemed to beneficially own Registrable Securities.

“Holder” means (a) each Initial Holder until such Initial Holder ceases to hold (or ceases to have the right to acquire by exchange for, conversion of or similar method) any Registrable Securities and (b) any holder of Registrable Securities to whom registration rights conferred by this Agreement have been transferred in compliance with Section 8(e); provided, that any Person referenced in clause (b) shall be a Holder only if such Person agrees in writing to be bound by and subject to the terms set forth in this Agreement.

“Initial Holders” has the meaning set forth in the preamble hereto.

“Initiating Holder” means the Holder delivering the Demand Notice or the Underwritten Offering Notice (as defined below), as applicable.

“KKR” means Independence Energy Aggregator L.P., a Delaware limited liability company.

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“KKR Balance Sheet Holders” means, collectively, KKR & Co Inc. and any of its direct and indirect subsidiaries.

“KKR Group” means, collectively, the KKR Holder and its respective Affiliates. Notwithstanding anything herein to the contrary, the KKR Group does not include any member of the Company Group or any member of the Liberty Group.

“KKR Holder” means (a) KKR, unless and until KKR ceases to hold any Registrable Securities and (b) any holder of Registrable Securities to whom registration rights of a “KKR Holder” conferred by this Agreement have been transferred in compliance with Section 8(e); provided that any Person referenced in clause (b) shall be a KKR Holder only if such Person agrees in writing to be bound by and subject to the terms set forth in this Agreement.

“Liberty Group” means, collectively, the Liberty Holder and its respective Affiliates. Notwithstanding anything herein to the contrary, the Liberty Group does not include any member of the Company Group or any member of the KKR Group.

“Liberty” means PT Independence Energy Holdings LLC, a Delaware limited liability company.

“Liberty Holder” means (a) Liberty, unless and until Liberty ceases to hold any Registrable Securities and (b) any holder of Registrable Securities to whom registration rights of a “Liberty Holder” conferred by this Agreement have been transferred in compliance with Section 8(e); provided that any Person referenced in clause (b) shall be a Liberty Holder only if such Person agrees in writing to be bound by and subject to the terms set forth in this Agreement.

“Minimum Amount” has the meaning set forth in Section 2(a)(i).

“Parties” has the meaning set forth in the preamble hereto.

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any government agency or political subdivision thereof.

“Piggyback Registration” has the meaning set forth in Section 2(c)(i).

“Piggyback Registration Notice” has the meaning set forth in Section 2(c)(i).

“Proceeding” means any action, claim, suit, proceeding or investigation (including a preliminary investigation or partial proceeding, such as a deposition) pending or, to the knowledge of the Company, threatened.

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“Prospectus” means the prospectus included in a Registration Statement (including a prospectus that includes any information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A, Rule 430B or Rule 430C promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

“Registrable Securities” means the Shares; provided, that Registrable Securities shall not include: (a) any Shares the offering and sale of which have been registered under the Securities Act and disposed of pursuant to an effective Registration Statement or otherwise transferred to a Person who is not entitled to the registration and other rights hereunder; (b) any Shares that have been sold or transferred by the Holder thereof pursuant to Rule 144 (or any similar provision then in force under the Securities Act) and the transferee thereof does not receive “restricted securities” as defined in Rule 144; and (c) any Shares that cease to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise). Notwithstanding the foregoing, with respect to any Holder, such Holder’s Shares shall not constitute Registrable Securities if such Holder holds less than one percent (1%) of all shares of Common Stock and Class B Common Stock, collectively, outstanding as of the applicable date and all of such Holder’s Shares (together with any Shares held by Affiliates of such Holder) are eligible for immediate sale in a single transaction pursuant to Rule 144 (or any successor provision) with no volume or other restrictions or limitations under Rule 144 (or any such successor provision).

“Registration Expenses” has the meaning set forth in Section 5.

“Registration Statement” means a registration statement of the Company in the form required to register under the Securities Act and other applicable law for the resale of the Registrable Securities in accordance with the intended plan of distribution of each Holder included therein, and including any Prospectus, amendments and supplements to each such registration statement or Prospectus, including pre- and post-effective amendments (including a shelf takedown prospectus to the extent requested by any Holder in connection with a Demand Notice (as defined below) at a time that a Shelf Registration Statement, or other Registration Statement pursuant to which the applicable Registrable Securities may be offered on a continuous or delayed basis, is effective), all exhibits thereto, and all materials incorporated by reference or deemed to be incorporated by reference in such registration statement.

“Requested Underwritten Offering” has the meaning set forth in Section 2(b).

“Rule 144” means Rule 144, as amended from time to time, promulgated by the Commission pursuant to the Securities Act.

“Rule 405” means Rule 405, as amended from time to time, promulgated by the Commission pursuant to the Securities Act.

“Rule 415” means Rule 415, as amended from time to time, promulgated by the Commission pursuant to the Securities Act.

“Rule 424” means Rule 424, as amended from time to time, promulgated by the Commission pursuant to the Securities Act.

“S-3 Registration” has the meaning set forth in Section 2(a)(viii).

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“Securities Act” means the Securities Act of 1933, as amended, and any successor thereto, and any rules and regulations promulgated thereunder, all as the same shall be in effect from time to time.

“Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any Holder.

“Shares” means the shares of Common Stock (a) held by the Holders, (b) issued or issuable upon exchange for, redemption of, conversion of or similar method with respect to Company Securities (including any equity securities issued by reason of or in connection with any stock dividend, stock split, combination, reorganization, recapitalization, conversion to another type of entity or similar event involving a change in the capital structure of the Company), (c) issued or issuable upon exchange for, redemption of, conversion of or similar method of equity interests in OpCo (notwithstanding the right of OpCo to elect to pay cash in lieu of the issuance of such Common Stock), and (d) any other equity interests in the Company or equity interests in any successor of the Company issued in respect of such shares by reason of or in connection with any stock dividend, stock split, combination, reorganization, recapitalization, conversion to another type of entity or similar event involving a change in the capital structure of the Company.

“Shelf Registration Statement” means a Registration Statement of the Company filed with the Commission on Form S-3, or Form S-1 if Form S-3 is not available for use by the Company at such time (or any successor form or other appropriate form under the Securities Act) for an offering to be made on a continuous or delayed basis pursuant to Rule 415 (or any similar rule that may be adopted by the Commission) covering the Registrable Securities, as applicable.

“Specified Holders” means the Kiko Balance Sheet Holders and the members of the Goff Group.

“Trading Market” means the principal national securities exchange on which Registrable Securities are listed.

“Transaction Agreement” has the meaning set forth in the preamble hereto.

“Transactions” means the transactions contemplated by the Transaction Agreement.

“Underwritten Offering” means an underwritten offering of Common Stock for cash (whether a Requested Underwritten Offering (as defined below) or in connection with a public offering of Common Stock by the Company, stockholders or both), excluding an offering relating solely to an employee benefit plan, an offering relating to a transaction on Form S-4 or S-8 or an offering on any registration statement form that does not permit secondary sales.

“Underwritten Offering Notice” has the meaning set forth in Section 2(b).

“Underwritten Offering Piggyback Notice” has the meaning set forth in Section 2(c)(ii).

“Underwritten Piggyback Offering” has the meaning set forth in Section 2(c)(ii).

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“VWAP” means, as of a specified date and in respect of Registrable Securities, the volume weighted average price for such security on the Trading Market for the five trading days immediately preceding, but excluding, such date.

“WKSI” means a “well known seasoned issuer” as defined under Rule 405.

Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms; (b) references to Sections refer to sections of this Agreement; (c) the terms “include,” “includes,” “including” and words of like import shall be deemed to be followed by the words “without limitation”; (d) the terms “hereof,” “hereto,” “herein” or “hereunder” refer to this Agreement as a whole and not to any particular provision of this Agreement; (e) the term “or” is not exclusive and shall have the inclusive meaning of “and/or”; (f) defined terms herein will apply equally to both the singular and plural forms and derivative forms of defined terms will have correlative meanings; (g) references to any law or statute shall include all rules and regulations promulgated thereunder, and references to any law or statute shall be construed as including any legal and statutory provisions consolidating, amending, succeeding or replacing the applicable law or statute; (h) references to any Person include such Person’s successors and permitted assigns; (i) references to “days” are to calendar days unless otherwise indicated; and (j) all references to dollars refer to United States dollars.

2. Registration.

(a) Demand Registration.

(i) Following the five (5) month anniversary of the consummation of the Transactions (provided, that to the extent any such Demand Notice is made prior to the six (6) month anniversary of the consummation of the Transactions, the Registration Statement shall not be declared effective prior to such six (6) month anniversary), any Holder (other than any member of the Goff Group), on behalf of itself and its Affiliates, shall have the option and right, exercisable by delivering a written notice to the Company substantially in the form attached hereto as Exhibit A (a “Demand Notice”), to require the Company to, pursuant to the terms of and subject to the limitations contained in this Agreement, prepare and file with the Commission a Registration Statement registering the offering and sale of the number and type of Registrable Securities on the terms and conditions specified in the Demand Notice, which may include sales on a delayed or continuous basis pursuant to Rule 415 pursuant to a Shelf Registration Statement (a “Demand Registration”). The Demand Notice must set forth the number of Registrable Securities that the Initiating Holder intends to include in such Demand Registration and the intended methods of disposition thereof. Subject to the proviso at the end of this sentence, the Company shall not be required to effectuate a Demand Registration unless the dollar amount of the Registrable Securities of the Initiating Holder to be included therein is reasonably likely to result in gross sale proceeds (without regard to any underwriting discount or commission) of at least twenty million dollars ($20,000,000) based on the VWAP (the “Minimum Amount”) as of the date of the Demand Notice; provided, that the foregoing restriction shall not apply to a Demand Registration requested by the Lanai Holder to the extent the Lanai Holder is required to sell all or a portion of its Registrable Securities as a result of regulations to which the Lanai Holder or its Affiliate is subject or other applicable law.

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(ii) Within five (5) Business Days (or if the Registration Statement will be a Shelf Registration Statement or relates to a bought or overnight Requested Underwritten Offering, within two (2) Business Days) after the receipt of the Demand Notice, the Company shall give written notice of such Demand Notice to all Holders and, within thirty (30) days after receipt of the Demand Notice, shall, subject to the limitations of this Section 2(a), file a Registration Statement in accordance with the terms and conditions of the Demand Notice, which Registration Statement shall cover all of the Registrable Securities that the Holders shall in writing request to be included in the Demand Registration (such request to be given to the Company within five (5) Business Days (or if the Registration Statement will be a Shelf Registration Statement or relates to a bought or overnight Requested Underwritten Offering, within three (3) Business Days) after receipt of notice of the Demand Notice given by the Company pursuant to this Section 2(a)(ii)). The Company shall use reasonable best efforts to cause such Registration Statement to become and remain effective (including using reasonable best efforts to file a Registration Statement including Registrable Securities included on any previous Registration Statement that ceases to be effective, which, for the avoidance of doubt shall not be considered an additional Demand Registration for any Holder) under the Securities Act until the date on which all Registrable Securities covered by such Registration Statement have been sold or have otherwise ceased to be Registrable Securities (the “Effectiveness Period”).

(iii) Subject to the other limitations contained in this Agreement, the Company is not obligated hereunder to effect (A) a Demand Registration requested by a Lanai Holder within ninety (90) days after the closing of any Underwritten Offering in which the Lanai Holders (together with their Affiliates) had the opportunity to include Registrable Securities with an aggregate value at least equal to $75,000,000, (B) more than one (1) Demand Registration by all Lanai Holders, collectively, within any one hundred eighty- (180-) day period or (C) a subsequent Demand Registration pursuant to a Demand Notice if a Registration Statement covering all of the Registrable Securities held by the Initiating Holder shall have become and remains effective under the Securities Act and is sufficient to permit offers and sales of the number and type of Registrable Securities on the terms and conditions specified in the Demand Notice in accordance with the intended timing and method or methods of distribution thereof specified in the Demand Notice; provided, that no such limitations shall apply with respect to any Demand Registration on a Shelf Registration Statement. Subject to the other limitations in this Agreement, the Kiko Holders and Lanai Holders shall be permitted to be the Initiating Holder for an unlimited number of Demand Registrations (including any demands for registration of the offer and sale of Registrable Securities on Form S-3 (so long as the Company is eligible to use Form S-3)). No Demand Registration shall be deemed to have occurred for purposes of this Section 2(a)(iii) if the Registration Statement relating thereto does not become effective or is not maintained effective for its entire Effectiveness Period, in which case the Initiating Holder shall be entitled to an additional Demand Registration in lieu thereof.

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(iv) A Holder may withdraw all or any portion of its Registrable Securities included in a Demand Registration from such Demand Registration at any time prior to the effectiveness of the applicable Registration Statement.

(v) The Company may include in any such Demand Registration other Company Securities for sale for its own account or for the account of any other Person, subject to Section 2(c)(iii).

(vi) Subject to the limitations contained in this Agreement, the Company shall effect any Demand Registration on such appropriate registration form of the Commission (A) as shall be selected by the Company and (B) as shall permit the disposition of the Registrable Securities in accordance with the intended method or methods of disposition specified in the Demand Notice; provided, that (1) if the Company becomes, and is at the time of its receipt of a Demand Notice, eligible to file a Registration Statement on Form S-3 (“S-3 Registration”) or such similar or successor form as may be appropriate, the Demand Registration for any offering and selling of Registrable Securities shall be effected pursuant to an S-3 Registration, and (2) if the Company becomes, and is at the time of its receipt of a Demand Notice, a WKSI, the Demand Registration for any offering and selling of Registrable Securities shall be effected pursuant to an Automatic Shelf Registration Statement, which shall be on Form S-3 or any equivalent or successor form under the Securities Act (if available to the Company). If, at any time a Registration Statement on Form S-3 is effective and a Holder provides written notice to the Company that it intends to effect an offering of all or part of the Registrable Securities included on such Registration Statement, the Company will amend or supplement such Registration Statement as may be necessary in order to enable such offering to take place.

(vii) Without limiting Section 3, in connection with any Demand Registration pursuant to and in accordance with this Section 2(a), the Company shall (A) promptly prepare and file or cause to be prepared and filed (1) such additional forms, amendments, supplements, prospectuses, certificates, letters, opinions and other documents as may be necessary or advisable to register or qualify the securities subject to such Demand Registration, including under the securities laws of such jurisdictions as the Holders shall reasonably request; provided, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Company would become subject to general service of process or to taxation or qualification to do business in such jurisdiction solely as a result of registration and (2) such forms, amendments, supplements, prospectuses, certificates, letters, opinions and other documents as may be necessary to apply for listing or to list the Registrable Securities subject to such Demand Registration on the Trading Market and (B) do any and all other acts and things that may be reasonably necessary or appropriate or reasonably requested by the Holders to enable the Holders to consummate a public sale of such Registrable Securities in accordance with the intended timing and method or methods of distribution thereof.

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(viii) In the event a Holder transfers Registrable Securities covered by a Registration Statement and such Registrable Securities remain Registrable Securities following such transfer, at the request of such Holder, the Company shall amend or supplement such Registration Statement as may be necessary in order to enable such transferee to offer and sell such Registrable Securities pursuant to such Registration Statement; provided, that in no event shall the Company be required to file a post-effective amendment to the Registration Statement unless (A) such Registration Statement includes only Registrable Securities held by the Holder, Affiliates of the Holder or transferees of the Holder or (B) the Company has received written consent therefor from a Person for whom Registrable Securities have been registered on (but not yet sold under) such Registration Statement, other than the Holder, Affiliates of the Holder or transferees of the Holder.

(b) Requested Underwritten Offering. Any Kiko Holder or Lanai Holder then able to effect a Demand Registration pursuant to the terms of Section 2(a) (or who has previously effected a Demand Registration pursuant to Section 2(a) but has not engaged in an Underwritten Offering in respect of such Demand Registration) (but ignoring for this purpose Section 2(a)(iii)(C)) shall have the option and right, on behalf of itself and its Affiliates, exercisable by delivering written notice (substantially in the form attached hereto as Exhibit A) to the Company of its intention to distribute Registrable Securities by means of an Underwritten Offering (an “Underwritten Offering Notice”), to require the Company, pursuant to the terms of and subject to the limitations of this Agreement, to effectuate a distribution of any or all of its Registrable Securities by means of an Underwritten Offering pursuant to a new Demand Registration or pursuant to an effective Registration Statement covering such Registrable Securities (a “Requested Underwritten Offering”); provided, the dollar amount of the Registrable Securities of such Initiating Holder requested to be included in such Requested Underwritten Offering must be reasonably likely to result in gross sale proceeds at least equal to the Minimum Amount as of the date of such Underwritten Offering Notice. The Underwritten Offering Notice must set forth the number of Registrable Securities that the Initiating Holder intends to include in such Requested Underwritten Offering. The managing underwriter or managing underwriters of a Requested Underwritten Offering (a) by a Kiko Holder, shall be designated by such Kiko Holder, provided that such managing underwriter or managing underwriters shall be reasonably acceptable to the Company, and (b) by any other Holder, shall be designated by the Company; provided, that such designated managing underwriter or managing underwriters shall be reasonably acceptable to such other Holder. Notwithstanding the foregoing, the Company is not obligated to effect a Requested Underwritten Offering requested by a Lanai Holder within ninety (90) days after the closing of an Underwritten Offering in which such Lanai Holder (together with its Affiliates) had the opportunity to include Registrable Securities having a VWAP measured on the effective date of the related Registration Statement of at least equal to $75,000,000.    Any Requested Underwritten Offering (other than the first Requested Underwritten Offering made in respect of a prior Demand Registration) shall constitute a Demand Registration of the Initiating Holder for purposes of Section 2(a)(iii) (it being understood that if requested concurrently with a Demand Registration then, together, such Demand Registration and Requested Underwritten Offering shall count as one Demand Registration); provided, that a Requested Underwritten Offering shall not constitute a Demand Registration of the Initiating Holder for purposes of Section 2(a)(iii) if, as a result of Section 2(c)(iii), the Requested Underwritten Offering includes Registrable Securities of the Initiating Holder (together with its Affiliates) having a VWAP measured on the Effective Date of the related Registration Statement of less than the lesser of (x) $75,000,000 and (y) 80% of the amount requested for inclusion therein by the Initiating Holder.

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(c) Piggyback Registration and Piggyback Underwritten Offering.

(i) If the Company shall at any time propose to file a registration statement under the Securities Act with respect to an offering of shares of Common Stock (other than a registration statement on Form S-4, Form S-8 or any successor forms thereto or filed solely in connection with an exchange offer or any employee benefit or dividend reinvestment plan and other than a Demand Registration), whether or not for its own account, then the Company shall promptly notify all Holders (other than Holders for which a Registration Statement covering all of the Registrable Securities held by such Holder shall have become and remains effective under the Securities Act) of such proposal reasonably in advance of (and in any event at least five (5) Business Days, except if the Registration Statement will be a Shelf Registration Statement, at least three (3) Business Days, before) the anticipated filing date (the “Piggyback Registration Notice”). The Piggyback Registration Notice shall offer Holders the opportunity to include for registration in such registration statement the number of Registrable Securities as they may request in writing. The Company shall use reasonable best efforts to include in each such registration statement (each, a “Piggyback Registration”) such Registrable Securities for which the Company has received written requests for inclusion therein within five (5) Business Days or, if the Piggyback Registration will be on a Shelf Registration Statement, within three (3) Business Days, after sending the Piggyback Registration Notice. Each Holder shall be permitted to withdraw all or part of such Holder’s Registrable Securities from a Piggyback Registration by giving written notice to the Company of its request to withdraw; provided, that (A) such request must be made in writing prior to the effectiveness of such registration statement and (B) such withdrawal shall be irrevocable and, after making such withdrawal, a Holder shall no longer have any right to include Registrable Securities in the Piggyback Registration as to which such withdrawal was made. Any withdrawing Holder shall continue to have the right to include any Registrable Securities in any subsequent Registration Statement or Registration Statements as may be filed by the Company with respect to offerings of shares of Common Stock, all upon the terms and conditions set forth herein.

(ii) If the Company shall at any time propose to conduct an Underwritten Offering (including pursuant to a Requested Underwritten Offering), whether or not for its own account, then the Company shall promptly notify all Holders of such proposal reasonably in advance of (and in any event at least five (5) Business Days, except if the Underwritten Offering will be made pursuant to a Shelf Registration Statement or is a bought or overnight Underwritten Offering, at least three (3) Business Days, before) the commencement of the offering, which notice shall set forth the principal terms and conditions of the issuance, including the proposed offering price or range of offering prices (if known), the anticipated filing date of the related Registration Statement (if applicable) and the number of shares of Common Stock that are proposed to be registered (the “Underwritten Offering Piggyback Notice”); provided, that if the Underwritten Offering is a bought or overnight Underwritten Offering and (x) all of the securities being offered in such Underwritten Offering are for the Company’s own account and (y) the managing underwriter advises the Company and/or the requesting Holder that the giving of notice pursuant to this Section 2(c)(ii) would significantly adversely affect the offering, no such notice shall be required (and such Holders shall have no right to include Registrable

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Securities in such bought or overnight Underwritten Offering). The Underwritten Offering Piggyback Notice shall offer Holders the opportunity to include in such Underwritten Offering (and any related registration, if applicable) the number of Registrable Securities as they may request in writing (an “Underwritten Piggyback Offering”); provided, that in the event that the Company proposes to effectuate the subject Underwritten Offering pursuant to an effective Shelf Registration Statement other than an Automatic Shelf Registration Statement, only Registrable Securities of Holders that are subject to an effective Shelf Registration Statement may be included in such Underwritten Piggyback Offering. The Company shall use reasonable best efforts to include in each such Underwritten Piggyback Offering such Registrable Securities for which the Company has received written requests for inclusion therein within three (3) Business Days or, if such Underwritten Piggyback Offering will be made pursuant to a Shelf Registration Statement or is a bought or overnight Underwritten Offering, within two (2) Business Days after sending the Underwritten Offering Piggyback Notice. Each Holder shall be permitted to withdraw all or part of such Holder’s Registrable Securities from an Underwritten Piggyback Offering at any time prior to the effectiveness of the applicable Registration Statement, and such Holder shall continue to have the right to include any Registrable Securities in any subsequent Underwritten Offerings, all upon the terms and conditions set forth herein.

(iii) If the managing underwriter or managing underwriters of an Underwritten Offering advise the Company and the Holders that in their reasonable opinion the inclusion of all of the Holders’ Registrable Securities requested for inclusion in the subject Underwritten Offering (and any related registration, if applicable) (and any other Registrable Securities proposed to be included in such offering) exceeds the number that can be included without being likely to have a significant adverse effect on the price, timing or distribution of the securities offered or the market for the securities offered, the Company shall include in such Underwritten Offering (and any related registration, if applicable) only that number of Registrable Securities proposed to be included in such Underwritten Offering (and any related registration, if applicable) that, in the reasonable opinion of the managing underwriter or managing underwriters, will not have such adverse effect, with such number to be allocated as follows: (A) in the case of a Requested Underwritten Offering, (1) first pro rata among all Holders (including the Initiating Holder (other than any Specified Holders) and excluding all Specified Holders) that have requested to include Registrable Securities in such Underwritten Offering based on the relative number of Registrable Securities then held by each such Holder (other than Specified Holders), (2) second pro rata among all Specified Holders that have requested to include Registrable Securities in such Underwritten Offering based on the relative number of Registrable Securities then held by each such Specified Holder, (3) third, if there remains availability for additional shares of Common Stock to be included in such Underwritten Offering, the Company, and (4) fourth, if there remains availability for additional shares of Common Stock to be included in such Underwritten Offering, any other holders entitled to participate in such Underwritten Offering, if applicable, based on the relative number of shares of Common Stock and Class B Common Stock, collectively, then held by each such holder; (B) in the case of any Underwritten Offering initiated by the Company, (1) first, to the Company, (2) second, if there remains availability for additional Registrable Securities to be included in such Underwritten Offering, pro rata among all Holders (other than the

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Specified Holders) desiring to include Registrable Securities in such Underwritten Offering based on the relative number of Registrable Securities then held by each such Holder (other than the Specified Holders), (3) third, if there remains availability for additional Registrable Securities to be included in such Underwritten Offering, pro rata among all Specified Holders desiring to include Registrable Securities in such Underwritten Offering based on the relative number of Registrable Securities then held by each such Specified Holder and (4) fourth, if there remains availability for additional shares of Common Stock to be included in such registration, pro rata among any other holders entitled to participate in such Underwritten Offering, if applicable, based on the relative number of shares of Common Stock and Class B Common Stock, collectively, then held by each such holder and (C) if the offering was not initiated for and on behalf of the Company and was initiated for and on behalf of any holder of registration rights (other than any Holder), (1) first, to such other holder and the Holders (other than the Specified Holders), pro rata based on the number of shares of Common Stock and Class B Common Stock, collectively, held by such other holders and the Holders (other than the Specified Holders), (2) second, to the Specified Holders, pro rata based on the number of Registrable Securities held by such Specified Holders, (3) third, to the Company and (4) fourth, pro rata among all other holders of Common Stock proposed to be included in such offering based on the number of shares of Common Stock and Class B Common Stock, collectively, held by such other holders. If any Holder disapproves of the terms of any such Underwritten Offering, such Holder may elect to withdraw therefrom by written notice to the Company and the managing underwriter(s) delivered on or prior to the time of the pricing of such offering. Any Registrable Securities withdrawn from such underwriting shall be excluded and withdrawn from the registration. For purposes of calculating the number of Registrable Securities held by a KKR Holder or KKR Balance Sheet Holder pursuant to this Section 2(c)(iii), (x) the number of Registrable Securities held by a KKR Holder shall be calculated without taking into account the portion, if any, of such Registrable Securities held indirectly by a KKR Balance Sheet Holder, and (y) the number of Registrable Securities held by a KKR Balance Sheet Holder shall be calculated by taking into account the portion, if any, of the Registrable Securities held indirectly by a KKR Balance Sheet Holder through a KKR Holder.

(iv) The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2(c) at any time in its sole discretion whether or not any Holder has elected to include Registrable Securities in such Registration Statement. The registration expenses of such withdrawn registration shall be borne by the Company in accordance with Section 5 hereof.

3. Registration and Underwritten Offering Procedures. The procedures to be followed by the Company and each Holder electing to sell Registrable Securities in a Registration Statement pursuant to this Agreement, and the respective rights and obligations of the Company and such Holders with respect to the preparation, filing and effectiveness of such Registration Statement and the effectuation of any Underwritten Offering are as follows:

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(a) In connection with a Demand Registration, the Company will, at least three (3) Business Days prior to the anticipated filing of the Registration Statement and any related Prospectus or any amendment or supplement thereto (other than, after effectiveness of the Registration Statement, any filing made under the Exchange Act that is incorporated by reference into the Registration Statement), (i) furnish to such Holders copies of all such documents prior to filing and (ii) use reasonable best efforts to address in each such document when so filed with the Commission such comments as such Holders reasonably shall propose prior to the filing thereof.

(b) In connection with a Piggyback Registration, Underwritten Piggyback Offering or a Requested Underwritten Offering, the Company will, at least three (3) Business Days (or in the case of a Shelf Registration Statement or an offering that will be made pursuant to a Shelf Registration Statement, at least two (2) Business Days) prior to the anticipated filing of any initial Registration Statement that identifies the Holders and any related Prospectus or any amendment or supplement thereto (other than amendments and supplements that do not materially alter the previous disclosure or do nothing more than name Holders and provide information with respect thereto), as applicable, furnish to such Holders copies of any such Registration Statement or related Prospectus or amendment or supplement thereto that identify the Holders and any related Prospectus or any amendment or supplement thereto (other than amendments and supplements that do not materially alter the previous disclosure or do nothing more than name Holders and provide information with respect thereto). The Company will also use reasonable best efforts to address in each such document when so filed with the Commission such comments as such Holders reasonably shall propose prior to the filing thereof.

(c) The Company will use reasonable best efforts to as promptly as reasonably practicable (i) prepare and file with the Commission such amendments, including post-effective amendments, and supplements to each Registration Statement and the Prospectus used in connection therewith as may be necessary under applicable law to keep such Registration Statement continuously effective with respect to the disposition of all Registrable Securities covered thereby for its Effectiveness Period and, subject to the limitations contained in this Agreement, prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities held by the Holders, (ii) cause the related Prospectus to be amended or supplemented by any required prospectus supplement, and, as so supplemented or amended, filed pursuant to Rule 424, and (iii) respond to any comments received from the Commission with respect to each Registration Statement or any amendment thereto and, as promptly as reasonably practicable, provide such Holders true and complete copies of all correspondence from and to the Commission relating to such Registration Statement that pertains to such Holders as selling stockholders (but not any comments that would result in the disclosure to such Holders of material and non-public information concerning the Company).

(d) The Company will comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the Registration Statements and the disposition of all Registrable Securities covered by each Registration Statement.

(e) The Company will notify such Holders who are included in a Registration Statement as promptly as reasonably practicable: (i) (A) when a Prospectus or any prospectus supplement or post-effective amendment to a Registration Statement in which such Holder is included has been filed; (B) when the Commission notifies the Company whether there will be a “review” of the applicable Registration Statement and whenever the Commission comments in writing on such Registration Statement (in which case the Company shall provide true and

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complete copies thereof and all written responses thereto to each of such Holders that pertain to such Holders as selling stockholders); and (C) with respect to each applicable Registration Statement or any post-effective amendment thereto, when the same has been declared effective; (ii) of any request by the Commission or any other federal or state governmental authority for amendments or supplements to such Registration Statement or Prospectus or for additional information that pertains to such Holders as sellers of Registrable Securities; (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) of the occurrence of any event or passage of time that makes any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or, in the case of the Prospectus, it will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided, that no notice by the Company shall be required pursuant to this clause (v) in the event that the Company either promptly files a prospectus supplement to update the Prospectus or a Form 8-K or other appropriate Exchange Act report that is incorporated by reference into the Registration Statement, which, in either case, contains the requisite information that results in such Registration Statement no longer containing any untrue statement of material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading or results in such Prospectus no longer including any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading).

(f) The Company will use reasonable best efforts to avoid the issuance of or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, in each case, as promptly as reasonably practicable, or if any such order or suspension is made effective during any Blackout Period (as defined below) or Suspension Period, as promptly as reasonably practicable after the expiration of such Blackout Period or Suspension Period, as applicable.

(g) During the Effectiveness Period, the Company will furnish to each such Holder, upon request and without charge, at least one (1) conformed copy of each Registration Statement and each amendment thereto and all exhibits to the extent requested by such Holder (including those incorporated by reference) promptly after the filing of such documents with the Commission; provided, that the Company will not have any obligation to provide any document pursuant to this clause that is publicly available on the Commission’s EDGAR system.

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(h) The Company will promptly deliver to each Holder, upon request and without charge, as many copies of each Prospectus or Prospectuses (including each form of prospectus) authorized by the Company for use and each amendment or supplement thereto as such Holder may reasonably request during the Effectiveness Period. Subject to the terms of this Agreement, including Section 8(b), the Company consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Holders in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

(i) The Company will cooperate with such Holders to facilitate the timely preparation and delivery of certificates or book-entry notations, as applicable, representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates or book-entry notations, as applicable, shall be free of all restrictive legends indicating that the Registrable Securities are unregistered or unqualified for resale under the Securities Act, Exchange Act or other applicable securities laws, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holder may request in writing. In connection therewith, if required by the Company’s transfer agent, the Company will promptly, after the Effective Date of the Registration Statement, cause an opinion of counsel as to the effectiveness of the Registration Statement to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent which authorize and direct the transfer agent to issue or transfer such Registrable Securities without any such legend upon sale by the Holder of such Registrable Securities under the Registration Statement.

(j) Upon the occurrence of any event contemplated by Section 3(e)(v), as promptly as reasonably practicable, the Company will prepare a supplement or amendment, including a post-effective amendment, if required by applicable law, to the affected Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no Registration Statement will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and no Prospectus will include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(k) With respect to Underwritten Offerings, (i) the right of any Holder to include such Holder’s Registrable Securities in an Underwritten Offering shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting to the extent provided herein, (ii) each Holder participating in such Underwritten Offering agrees to enter into an underwriting agreement in reasonable and customary form and sell such Holder’s Registrable Securities on the basis provided in any underwriting arrangements approved by the Persons entitled to select the managing underwriter or managing underwriters hereunder and (iii) each Holder participating in such Underwritten Offering agrees to complete and execute all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents customarily and reasonably required under the terms of such underwriting arrangements. The Company hereby agrees with each Holder that, in connection with any Underwritten Offering in accordance with the terms hereof, it will negotiate in good faith and execute all indemnities, underwriting agreements, lock-up agreements and other documents reasonably required under the terms of such underwriting arrangements, including using all reasonable best efforts to procure customary legal opinions, auditor “comfort” letters and reports of the independent petroleum engineers of the Company relating to the oil and gas reserves of the Company included in the Registration Statement if the Company has had its reserves prepared, audited or reviewed by an independent petroleum engineer.

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(l) For a reasonable period prior to the filing of any Registration Statement and throughout the Effectiveness Period, the Company will make available, upon reasonable notice at the Company’s principal place of business or such other reasonable place, for inspection during normal business hours by a representative or representatives of the selling Holders, the managing underwriter or managing underwriters and any attorneys or accountants retained by such selling Holders or underwriters, all such financial and other information and books and records of the Company, and cause the officers, employees, counsel and independent certified public accountants of the Company to respond to such inquiries, as shall be reasonably necessary (and in the case of counsel, not violate an attorney-client privilege in such counsel’s reasonable belief) to conduct a reasonable investigation within the meaning of Section 11 of the Securities Act; provided, that any information that is not generally publicly available at the time of delivery of such information shall be kept confidential by such Persons unless disclosure of such information is required by court or administrative order or, in the opinion of counsel to such Person, law, in which case, such Person shall be required to give the Company written notice of the proposed disclosure prior to such disclosure and, if requested by the Company, assist the Company in seeking to prevent or limit the proposed disclosure.

(m) In connection with any Requested Underwritten Offering, the Company will use reasonable best efforts to cause appropriate officers and employees to be available, on a customary basis and upon reasonable notice, to meet with prospective investors in presentations, meetings and road shows.

(n) Each Holder agrees to furnish to the Company any other information regarding the Holder and the distribution of such securities as the Company reasonably determines is required to be included in any Registration Statement or any Prospectus or prospectus supplement relating to an Underwritten Offering and requests from such Holder.

(o) Notwithstanding any other provision of this Agreement, the Company shall not be required to file a Registration Statement (or any amendment thereto) or effect a Requested Underwritten Offering (or, if the Company has filed a Shelf Registration Statement and has included Registrable Securities therein, the Company shall be entitled to suspend the offer and sale of Registrable Securities pursuant to such Registration Statement) for a reasonable period of time but not in excess of forty-five (45) days if (i) the Board reasonably determines that a postponement is in the best interest of the Company and its stockholders generally due to a pending transaction involving the Company (including a pending securities offering by the Company) which filing or Requested Underwritten Offering (or failure to suspend the offer and sale of Registrable Securities pursuant to such Shelf Registration Statement) would materially interfere with such transaction, (ii) the Board reasonably determines such registration would render the Company unable to comply with applicable securities laws or (iii) the Board reasonably determines such registration would require disclosure of material information that the Company has a bona fide and material business purpose for preserving as confidential (any such period, a “Blackout Period”); provided, that in no event shall any Blackout Period together with any Suspension Period exceed an aggregate of one hundred (100) days in any one- (1-) year period.

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(p) In connection with an Underwritten Offering, the Company shall use its reasonable best efforts to provide to each Holder named as a selling stockholder in any Registration Statement a copy of any auditor “comfort” letters, customary legal opinions or reports of the independent petroleum engineers of the Company relating to the oil and gas reserves of the Company, in each case that have been provided to the managing underwriter or managing underwriters in connection with the Underwritten Offering, not later than the Business Day prior to the effective date of such Registration Statement.

(q) In connection with any Underwritten Offering, any Holder that participates in such Underwritten Offering or that, together with its Affiliates owns 10% or more of the outstanding Common Stock or has the right to designate a member to the Board of Directors of the Company through any shareholder, voting or other agreement with the Company or any of its Affiliates, shall execute a customary “lock-up” agreement with the underwriters of such Underwritten Offering containing a lock-up period equal to the shorter of (A) the shortest number of days that any director of the Company, “executive officer” (as defined under Section 16 of the Exchange Act) of the Company or any other holder that also participates in such Underwritten Offering, owns 10% or more of the outstanding Common Stock or has the right to designate a member to the Board of Directors of the Company through any shareholder, voting or other agreement with the Company or any of its Affiliates contractually agrees to (provided, that any such Holder shall be automatically released from such lock-up to the extent any release or waiver is given to any other holder, member of the Board of Directors or any executive officer of the Company) with the underwriters of such Underwritten Offering not to sell any securities of the Company following such Underwritten Offering and (B) 60 days from the date of the execution of the underwriting agreement with respect to such Underwritten Offering.

4. No Inconsistent Agreements; Additional Rights. The Company shall not hereafter enter into, and is not currently a party to, any agreement with respect to its securities that is inconsistent with the rights granted to the Holders by this Agreement. To the extent that the Company or any other Person on its behalf, on or after the date hereof, grants any superior or more favorable rights or terms to any Person with respect to the subject matter of the rights granted hereunder than those provided to the Liberty Holders hereunder, any such superior or more favorable rights or terms shall also be deemed to have been granted simultaneously to the Liberty Holders, and the Company shall promptly prepare and execute such documents as are necessary to reflect and provide such Liberty Holders with the benefit of such superior or more favorable rights or terms.

5. Registration Expenses. All Registration Expenses incident to the Parties’ performance of or compliance with their respective obligations under this Agreement or otherwise in connection with any Demand Registration, Requested Underwritten Offering, Piggyback Registration or Underwritten Piggyback Offering (in each case, excluding any Selling Expenses) shall be borne by the Company, whether or not any Registrable Securities are sold pursuant to a Registration Statement. “Registration Expenses” shall include, without limitation, (a) all registration and filing fees (including fees and expenses (i) with respect to filings required to be made with the Trading Market and (ii) in compliance with applicable state securities or “Blue Sky”

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laws), (b) printing expenses (including expenses of printing certificates for Company Securities and of printing Prospectuses if the printing of Prospectuses is reasonably requested by a Holder of Registrable Securities included in the Registration Statement), (c) messenger, telephone and delivery expenses, (d) fees and disbursements of counsel, auditors, accountants and independent petroleum engineers for the Company, (e) Securities Act liability insurance, if the Company so desires such insurance, (f) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, (g) reasonable fees and disbursements of one counsel for the Kiko Holders and their respective Affiliates, collectively, and one counsel for the Lanai Holders and their respective Affiliates, collectively, whose Registrable Securities are included in a Registration Statement and (h) all expenses relating to marketing the sale of the Registrable Securities, including expenses related to conducting a “road show.” In addition, the Company shall be responsible for all of its expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including expenses payable to third parties and including all salaries and expenses of their officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on the Trading Market.

6. Indemnification.

(a) The Company shall indemnify and hold harmless each Holder, its Affiliates and each of their respective direct and indirect partners (including partners of partners and stockholders and members of partners), members, stockholders, officers, directors, employees and any agent thereof (collectively, “Holder Indemnified Persons”), to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, joint or several, costs (including reasonable costs of preparation and reasonable attorneys’ fees of a single counsel representing all the Holder Indemnified Persons or, if the representation of all the Holder Indemnified Persons by the same counsel would be inappropriate under applicable standards of professional conduct, then as many counsel as may be needed under such standards of professional conduct to represent all the Holder Indemnified Persons) and expenses, judgments, taxes, fines, penalties, diminution in value, interest, settlements or other amounts of any kind or nature whatsoever (including all amounts paid in investigation, defense or settlement of the foregoing and consequential damages) arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Holder Indemnified Person may be involved, or is threatened to be involved, as a party or otherwise, under the Securities Act or otherwise (collectively, “Losses”), as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any Registration Statement under which any Registrable Securities were registered, or included in any preliminary prospectus (if the Company authorized the use of such preliminary prospectus prior to the Effective Date), or in any summary or final prospectus or free writing prospectus (if such free writing prospectus was authorized for use by the Company) or in any amendment or supplement thereto (if used during the period the Company is required to keep the Registration Statement current), or arising out of, based upon or resulting from the omission or alleged omission to state in any such Registration Statement a material fact required to be stated therein or necessary to make the statements made therein not misleading or in any such preliminary prospectus (if the Company authorized the use of such preliminary prospectus prior to the Effective Date), or in any summary or final prospectus or free writing prospectus (if such free writing prospectus was authorized for use by the Company)

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or in any amendment or supplement thereto (if used during the period the Company is required to keep the Registration Statement current) a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that the Company shall not be liable to any Holder Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue or alleged untrue statement or omission or alleged omission made in such Registration Statement, such preliminary, summary or final prospectus or free writing prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or on behalf of such Holder Indemnified Person specifically for use in the preparation thereof. The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement. This indemnity shall be in addition to any liability the Company may otherwise have and shall remain in full force and effect regardless of any investigation made by or on behalf of such Holder Indemnified Person or any indemnified party and shall survive the transfer of such securities by such Holder. Notwithstanding anything to the contrary herein, this Section 6 shall survive any termination or expiration of this Agreement indefinitely.

(b) In connection with any Registration Statement in which a Holder participates, such Holder shall, severally and not jointly, indemnify and hold harmless the Company, its Affiliates and each of their respective officers, directors and any agent thereof, to the fullest extent permitted by applicable law, from and against any and all Losses as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in any such Registration Statement, or included in any preliminary prospectus (if used prior to the Effective Date of such Registration Statement), or in any summary or final prospectus or free writing prospectus or in any amendment or supplement thereto (if used during the period the Company is required to keep the Registration Statement current), or arising out of, based upon or resulting from the omission or alleged omission to state in any such Registration Statement a material fact required to be stated therein or necessary to make the statements made therein not misleading or in any such preliminary prospectus (if the Company authorized the use of such preliminary prospectus prior to the Effective Date), or in any summary or final prospectus or free writing prospectus (if such free writing prospectus was authorized for use by the Company) or in any amendment or supplement thereto (if used during the period the Company is required to keep the Registration Statement current) a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, but only to the extent that the same are made in reliance and in conformity with information relating to the Holder furnished in writing to the Company by such Holder for use therein. This indemnity shall be in addition to any liability such Holder may otherwise have and shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any indemnified party. In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the proceeds received by such Holder from the sale of the Registrable Securities giving rise to such indemnification obligation.

(c) Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or additional to those

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available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). Failure to give prompt written notice shall not release the indemnifying party from its obligations hereunder.

(d) If the indemnification provided for in this Section 6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any Losses referred to herein, the indemnifying party, in lieu of indemnifying such indemnified party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such indemnified party as a result of such Losses (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Holders, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other, in connection with the untrue or alleged untrue statement of a material fact or the omission to state a material fact that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, that in no event shall any contribution by a Holder hereunder exceed the net proceeds from the offering received by such Holder.

7. Facilitation of Sales Pursuant to Rule 144. To the extent it shall be required to do so under the Exchange Act, the Company shall timely file the reports required to be filed by it under the Exchange Act or the Securities Act (including the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144), and shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable the Holders to sell Registrable Securities without registration under the Securities Act within the limitations of the exemption provided by Rule 144. Upon the request of any Holder in connection with that Holder’s sale pursuant to Rule 144, the Company shall deliver to such Holder a written statement as to whether it has complied with such requirements.

8. Miscellaneous.

(a) Remedies. In the event of actual or potential breach by the Company of any of its obligations under this Agreement, each Holder, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

20

(b) Discontinued Disposition. Each Holder agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in clauses (ii) through (v) of Section 3(e), such Holder will forthwith discontinue disposition of such Registrable Securities under the Registration Statement until such Holder’s receipt of the copies of the supplemental Prospectus or amended Registration Statement as contemplated by Section 3(j) or until it is advised in writing by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement (a “Suspension Period”). The Company may provide appropriate stop orders to enforce the provisions of this Section 8(b).

(c) Amendments and Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed by the Company and Holders that hold a majority of the Registrable Securities as of the date of such waiver or amendment; provided, that (i) any waiver or amendment that would have a disproportionate adverse effect on a Holder relative to the other Holders shall require the consent of such Holder and (ii) any waiver or amendment that eliminates or modifies any specific rights granted to a Holder that is an Affiliate of either Kiko or Lanai shall require the consent of such Holder. The Company shall provide prior notice to all Holders of any proposed waiver or amendment. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any Party to exercise any right hereunder in any manner impair the exercise of any such right.

(d) Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via electronic mail with confirmation of receipt as specified in this Section 8(d) prior to 5:00 p.m. in the time zone of the receiving party on a Business Day, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via electronic mail with confirmation of receipt as specified in this Agreement later than 5:00 p.m. in the time zone of the receiving party on any date, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service or (iv) upon actual receipt by the Party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:	[___________]
Attention: [___________]
[___________]
[___________]
E-mail: [___________]

With copy to:

[___________]
Attention: [___________]

[___________]

21

[___________]
E-mail: [___________] [___________]

If to any Person who is then the registered Holder:	To the address of such Holder as indicated on the signature page of this Agreement or, if different, as it appears in the applicable register for the Registrable Securities or as may be designated in writing by such Holder in accordance with this Section 8(d).

(e) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns. Except as provided in this Section 8(e), this Agreement, and any rights or obligations hereunder, may not be assigned without the prior written consent of the Company, Kiko and Lanai. Notwithstanding anything in the foregoing to the contrary, the rights of a Holder pursuant to this Agreement with respect to all or any portion of its Registrable Securities may be assigned without such consent (but only with all related obligations) with respect to such Registrable Securities (and any Registrable Securities issued as a dividend or other distribution with respect to, in exchange for or in replacement of such Registrable Securities) by such Holder to a transferee of such Registrable Securities; provided, that (i) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the Registrable Securities with respect to which such registration rights are being assigned, (ii) either (A) the transferee of such Registrable Securities is an Affiliate of the transferring Holder or (B) the amount of Registrable Securities with respect to which such registration rights are being assigned is equal to at least one percent (1%) of all shares of Common Stock outstanding as of the consummation of such transfer and (iii) such transferee or assignee agrees in writing to be bound by and subject to the terms set forth in this Agreement. The Company may not assign its rights or obligations hereunder without the prior written consent of the Holders.

(f) No Third Party Beneficiaries. Nothing in this Agreement, whether express or implied, shall be construed to give any Person, other than the Parties hereto or their respective successors and permitted assigns, and the Persons entitled to indemnification pursuant to Section 6, who are each hereby made an express third party beneficiary thereof, with the right to enforce their respective rights to indemnification pursuant thereto under this Agreement, any legal or equitable right, remedy, claim or benefit under or in respect of this Agreement.

(g) Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement. In the event that any signature is delivered by electronic mail transmission, such signature shall create a valid binding obligation of the Party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such signature delivered by facsimile or electronic mail transmission were the original thereof.

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(h) Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware. Each of the Parties irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and the United States District Court for the District of Delaware and the appellate courts therefrom for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on each Party anywhere in the world by the same methods as are specified for the giving of notices under this Agreement. Each of the Parties irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HEREBY WAIVES ANY RIGHT TO REQUEST A TRIAL BY JURY IN ANY LITIGATION WITH RESPECT TO THIS AGREEMENT AND REPRESENTS THAT COUNSEL HAS BEEN CONSULTED SPECIFICALLY AS TO THIS WAIVER.

(i) Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

(j) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the Parties shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(k) Entire Agreement. This Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior contracts or agreements with respect to the subject matter hereof and the matters addressed or governed hereby, whether oral or written.

(l) Termination. Except for Section 6, this Agreement shall terminate as to any Holder, when all Registrable Securities held by such Holder no longer constitute Registrable Securities.

[Signature page follows.]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

COMPANY:
[______________________________]

By:
Name:
Title:

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

HOLDERS:

LANAI HOLDER:

[______________________________]

By:
Name:
Title:
Address:

KIKO HOLDER:

[______________________________]

By:
Name:
Title:
Address:

GOFF HOLDER:

[______________________________]

By:
Name:
Title:
Address:

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

Exhibit A

Form of Holder Notice

[DATE]

[PUBLIC ENTITY]

Attention: [____________]

[____________]

[____________]

To Whom It May Concern:

Reference is made to the Registration Rights Agreement (the “Agreement”) dated as of [__________], by and among [PUBLIC ENTITY], a Delaware corporation, and the investors party thereto. Capitalized terms used but not defined herein shall have the meanings given such terms in the Agreement.

Pursuant to the Agreement, the undersigned hereby makes the following request(s):

(check all that apply)

☐ Demand Registration1

Type of Registrable Securities:

Number of Registrable Securities:

Intended method of distribution:

Any other terms and conditions:

☐ Registration Pursuant to Other Holder’s Demand Registration2

Type of Registrable Securities:

Number of Registrable Securities:

☐ Requested Underwritten Offering3

Type of Registrable Securities:

Number of Registrable Securities:

[1]	Section 2(a)(i)
[2]	Section 2(a)(ii)
[3]	Section 2(b)

Exhibit A

☐ Piggyback Registration4

Type of Registrable Securities:

Number of Registrable Securities:

☐ Underwritten Piggyback Offering5

Type of Registrable Securities:

Number of Registrable Securities:

[Signature page follows]

[4]	Section 2(c)(i)
[5]	Section 2(c)(ii)

Exhibit A

IN WITNESS WHEREOF, the undersigned executes this instrument, effective as of the date first written above.

[HOLDER]

By:
Name:
Title:

Exhibit 99.1

INDEPENDENCE ENERGY TO COMBINE WITH CONTANGO

IN ALL-STOCK MERGER TO CREATE A PREMIER U.S. INDEPENDENT OIL AND GAS COMPANY

Combined Company to Deliver Attractive Risk-Adjusted Returns through Cash Flow Oriented Business Model

Projected to be Substantially Accretive to Contango’s Cash Flow Per Share by ~15% in 2021E and ~50% in 2022E1

Meaningful Immediate G&A Synergies with Further Savings Anticipated

Companies to Host Joint Conference Call Today at 7:30 a.m. CT / 8:30 a.m. ET

HOUSTON and FORT WORTH, Texas, June 8, 2021 (GLOBE NEWSWIRE) – Independence Energy, LLC (“Independence”) and Contango Oil & Gas Company (NYSE American: MCF) (“Contango” or the “Company”) today announced that they have entered into a definitive agreement to combine in an all-stock transaction. The combination, which was unanimously approved by both companies’ Boards of Directors, will create a premier, diversified and low leverage U.S. independent oil and gas company focused on consolidation.

Independence is a diversified, well-capitalized upstream oil and gas business built and managed by KKR’s Energy Real Assets team with a scaled portfolio of low-decline, producing assets with meaningful reinvestment opportunities for low-risk growth across the Eagle Ford, Rockies, Permian and Mid-Continent. Since 2011, KKR’s Energy Real Assets team has been executing on a consistent cash flow and risk-based strategy, complemented by deep industry expertise, responsible investment practices and the broader capabilities of KKR’s global platform. KKR is a leading global investment firm investing in a diverse range of energy sources and committed to investing in a stable energy transition, one that supports the energy needs of today in a responsible manner while also contributing to a cleaner tomorrow.

Contango is a Fort Worth, Texas based, independent oil and gas company whose business is to maximize production and cash flow from its portfolio of low-decline, producing assets primarily in the Mid-Continent, Permian, and Rockies areas. Contango has a proven track record of complementing that production and cash flow via acquisitions, having completed four significant acquisitions in the last 18 months.

Upon completion of the transaction, Independence shareholders will own approximately 76 percent and Contango shareholders will own approximately 24 percent of the combined company. Based on Contango’s closing stock price of $5.62 on June 7, 2021, and pursuant to the terms of the proposed transaction, the combined company will have an initial equity market capitalization of approximately $4.8 billion and enterprise value of approximately $5.7 billion.

[1]	Based on current management assumptions.

Transaction Highlights

•	Positions the combined company to be a leading consolidator in the U.S. oil and gas industry through increased scale, improved access to capital, low leverage and a successful, proven management team

•	The combined company is positioned to be KKR’s primary platform for pursuing upstream oil and natural gas opportunities

•	Projected to be highly accretive to financial metrics, including ~15% and ~50% accretive to Contango’s 2021E and 2022E cash flow per share, respectively, based on current management assumptions

•	Projected to provide preliminary 2022 estimated Adj. EBITDA of $750MM – $800MM and unlevered Free Cash Flow of $375MM – $400MM, with ~75% of expected 2022 cash flow attributable to PDP[2]

•	Balanced portfolio of cash flowing assets and attractive, low-risk reinvestment opportunities in key proven basins across the Lower 48

•	Low leverage with pro forma Net Debt / NTM Adj. EBITDA of 1.4x3

•	Cash flow-oriented business model with a clear focus on superior risk adjusted returns

•	Shared commitment to developing industry-leading Environmental, Social and Governance (“ESG”) programs and continually improving ESG performance

•	Greater than $20 million in estimated G&A synergies with further benefits of scale over time[4]

•	Initiation of a go-forward dividend policy targeting approximately 10 percent of Adj. EBITDA

The combined business will be managed by KKR’s Energy Real Assets team and led by David Rockecharlie, Head of KKR Energy Real Assets, who will serve as Chief Executive Officer. Contango’s Chairman and largest shareholder, John Goff, will be Chairman of the Board of Directors of the combined company. Contango’s senior leadership, including CEO Wilkie Colyer and President Farley Dakan, will continue managing Contango as an operating subsidiary of the combined company and focus on growth via acquisitions.

Management Commentary

“This is a very compelling merger for Contango shareholders providing substantial value accretion, significant scale and lower cost of capital. KKR’s desire to position the combined company to be their long-term primary platform to focus on continued consolidation in the industry is a testament to what the team has created at Contango. As the largest shareholder of Contango and Chairman of the new combined company, I look forward to working with David Rockecharlie and the KKR team in continuing our strategy of consolidation and industry leading performance,” said Mr. Goff.

[2]

Unlevered free cash flow defined as corporate EBITDA less capex. PDP attributable cash flow represents projected PDP asset cash flow as a % of total asset cash flow. Adjusted EBITDA and Free Cash Flow are non-GAAP measures. Please read “Non-GAAP Measures.”

[3]	Represents Independence net debt at 3/31/2021 adjusted for subsequent events plus Contango net debt at 3/31/2021 divided by pro forma NTM adjusted EBITDA.
[4]	Synergies are based solely on current estimates and actual results may differ materially. Please read “Use of Projections and Estimates of Synergies.”

“We see tremendous opportunity ahead to create long-term value in the energy sector. With today’s transaction, we are continuing to execute on the strategy we have been building over the last decade and look forward to working with John, Wilkie and the entire Contango team to deliver for our shareholders,” said Mr. Rockecharlie.

“When John and I joined Contango nearly three years ago, we believed an upstream acquisition platform focused on alignment of incentives, low costs and an investor’s mindset could generate superior shareholder returns. While we are proud of what we have accomplished to date, the opportunities to continue to scale profitably in this industry are enormous. In David’s team at KKR and Independence, we have found like-minded individuals with a scaled and complementary asset base. This partnership helps to accelerate our inorganic growth strategy with a larger balance sheet and lower cost of capital for the benefit of all stakeholders. Just as I said three years ago, I’m excited about this opportunity and ready to get to work,” said Mr. Colyer.

Transaction Details

Under the terms of the transaction agreement, Independence will merge with an operating subsidiary (“OpCo”) of a new parent company, which will become a publicly traded entity at closing, and Contango will become a wholly owned subsidiary of OpCo

The new company at closing will have an “Up-C” structure. Contango shareholders will receive Class A Common Stock representing voting and economic rights in the new parent company. Independence’s owners will receive Class B Common stock representing voting rights in the new parent company and corresponding limited liability company units representing economic interests in OpCo.

Headquarters and Governance

The combined company will be headquartered in Houston and expects to operate under a new name and under a new ticker symbol. The combined company intends to seek to be listed on the New York Stock Exchange as part of this transaction.

The Board of Directors of the combined company will be designated by KKR as the holder of the preferred stock discussed below. The initial board of directors at closing will consist of nine directors with two directors designated by Contango, including Mr. Goff as Chairman, and seven directors designated by KKR, including Mr. Rockecharlie.

As part of the transaction, KKR will receive a special class of non-economic preferred stock that provides KKR with the authority to appoint all members of the board of directors as well as certain consent rights over specified actions including incurrence of debt, changes in officers, mergers, acquisitions and divestitures. Upon completion of the merger, KKR’s balance sheet will own approximately 17 percent of the combined company. KKR will forfeit the preferred stock if its retained common stock in the business drops below 50 percent of this initial ownership, subject to certain performance thresholds after the company’s third annual shareholders meeting.

In addition, the combined company will enter into a management services agreement with a newly formed KKR subsidiary to become the manager of the combined company. The management services agreement will govern the external manager relationship between the public company and the manager as well as provide for the manager’s fees and equity incentives consisting of annual grants of restricted shares that vest solely based on absolute and relative share price performance. The agreement will generally provide that upstream oil and gas opportunities sourced by KKR will be presented to the combined company, subject to certain enumerated exceptions.

Outlook

Preliminary 2022 estimates of the combined company are shown below:5

Preliminary 2022E Estimates[6]	Combined Company[7]
Daily Production	108 – 114 Mboe/d
Base PDP Decline	~15%
% Hedged[8]	~75%
Adj. EBITDA	$750 MM – $800 MM
% PDP[9]	~75%
Adj. EBITDA Margin %[10]	~55%
Reinvestment Rate[11]	~50%
Unlevered Free Cash Flow	$375 MM – $400 MM
Target Dividend	~10% of Adj. EBITDA
Long-Term Target Leverage	~1.0x

Timing and Approvals

The transaction is expected to close late in the third quarter or early in the fourth quarter of 2021, subject to the approval of Contango shareholders, certain regulatory approvals and satisfaction of other customary closing conditions.

A voting agreement has been signed by John Goff, Contango’s largest current shareholder, pursuant to which he has agreed to vote in favor of the transaction, subject to certain specified exceptions.

[5]

This guidance is speculative by its nature and, accordingly, actual results may differ materially from this guidance. See “Cautionary Statement Regarding Forward-Looking Information” and “Use of Projections and Estimates of Synergies.”

[6]	Adjusted EBITDA, EBITDA Margin, and Unlevered Free Cash Flow are non-GAAP measures. Please read “Non-GAAP Measures.”
[7]	Forward looking estimates based on NYMEX strip pricing as of June 4, 2021 and assume a cumulative reinvestment rate of ~41% through 2021 and 2022.
[8]	Represents percent of PDP oil production hedged in 2022E based on current management assumptions of the Company and Contango.
[9]	Represents projected PDP asset cash flow as a % of total asset cash flow.
[10]	EBITDA margin represents hedged EBITDA divided by hedged revenue.
[11]	Reinvestment rate defined as capital expenditures as a percentage of corporate EBITDA.

Joint Investor Call

Independence and Contango will hold a joint investor conference call at 7:30 a.m. CT to discuss the details of the transaction. Presentation materials will be available online in advance of the call on Contango’s website at: ir.contango.com. Those interested in participating in the conference call webcast may do so by clicking here to join and entering your information to be connected. The link becomes active 15 minutes prior to the scheduled start time, and the conference will call you. If you are not at a computer, you can join by dialing the following:

Dial-in (for domestic callers):	1-323-794-2410
Dial-in (for international callers):	1-888-632-5004
Participation Code:	322913

A replay of the call will be made available on the Investor Relations page of Contango’s website after the conclusion of the call.

Advisors

Jefferies LLC is serving as lead financial advisor to Contango, and Gibson, Dunn & Crutcher LLP is serving as legal counsel. Wells Fargo Securities LLC is serving as financial advisor to Independence, and Vinson & Elkins LLP is serving as legal counsel.

About Independence

Independence Energy is a diversified, well capitalized, U.S. independent energy company with a portfolio of assets in key proven basins across the lower 48 states. Our leadership team is a group of experienced investment, financial and industry professionals who have a demonstrated track record of employing our strategy since 2011.

We seek to deliver attractive risk-adjusted investment returns and predictable cash flows across cycles by employing our differentiated approach to investing in the oil and gas industry. Our approach includes a cash flow-based investment mandate and an active risk management strategy with a focus on operated working interests, and is complemented by non-operated working interests, mineral and royalty interests, and midstream infrastructure.

About Contango

Contango Oil & Gas Company is a Fort Worth, Texas based, independent oil and natural gas company whose business is to maximize production and cash flow from its offshore properties in the shallow waters of the Gulf of Mexico and onshore properties in Texas, Oklahoma, Wyoming, and Louisiana and, when determined appropriate, to use that cash flow to explore, develop, and increase production from its existing properties, to acquire additional PDP-heavy crude oil and natural gas properties or to pay down debt.

Additional Information and Where to Find It

This communication may be deemed to be offering or solicitation material in respect of the proposed merger (the “Proposed Merger”). The Proposed Merger will be submitted to the stockholders of Contango Oil & Gas Company, a Texas corporation (the “Company”), for their consideration. In connection with the Proposed Merger, the Company and IE PubCo Inc., a Delaware corporation (“New PubCo”) intend to file (1) a preliminary proxy statement/prospectus (the “Proxy Statement/Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Company Stockholder Approval (as defined in the Transaction Agreement) and (2) a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Proxy Statement/Prospectus will be included as a prospectus of New PubCo. New PubCo and the Company also intend to file other relevant documents with the SEC regarding the Proposed Merger. After the Form S-4 is declared effective by the SEC, the definitive Proxy Statement/Prospectus will be mailed to the Company’s stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge by directing a request to the Company’s Investor Relations Department at investorrelations@contango.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company, Independence and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the Proposed Merger. Information regarding the Company’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, filed with the SEC on April 30, 2021 and in its Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 10, 2021. Information regarding Independence’s directors and executive officers will be made available in the Proxy Statement/Prospectus that New PubCo will file with the SEC. These documents may be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the Proposed Merger to be filed with the SEC when they become available. Stockholders, potential investors and other readers should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on current expectations. The words and phrases “should”, “could”, “may”, “will”, “believe”, “plan”, “intend”, “expect”, “potential”, “possible”, “anticipate”, “estimate”, “forecast”, “view”, “efforts”, “goal” and similar expressions identify forward-looking statements and express our expectations about future events. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, including without limitation those under the headings “Transaction Highlights” and “Outlook,” are forward-looking statements. These include statements regarding the projected financial prospects of the combined company, including cash flow and accretive effects of the Proposed Merger, synergies and cost efficiencies that may be realized by the combined company and the combined company’s market position and strategic operations. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. Consequently, actual future results could differ materially from our expectations due to a number of factors, including, but not limited to:

•	the risk that the business of the combined company will not be integrated successfully;

•	the risk that the cost savings, synergies and growth from the Proposed Merger may not be fully realized or may take longer to realize than expected;

•	the diversion of management time on transaction-related issues;

•	the effect of future regulatory or legislative actions on the companies or the industries in which they operate;

•	the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect;

•	the risk that a condition to closing of the Proposed Merger may not be satisfied;

•	the length of time necessary to consummate the Proposed Merger, which may be longer than anticipated for various reasons;

•	the potential impact of the announcement or consummation of the Proposed Merger on relationships with customers, suppliers, competitors, management and other employees;

•	the effect of this communication of the Proposed Merger on our stock price;

•	the ability to hire and retain key personnel;

•	reliance on and integration of information technology systems;

•	the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings;

•	volatility and significant declines in oil, natural gas and natural gas liquids prices, including regional differentials;

•	any reduction in our borrowing base from time to time and our ability to repay any excess borrowings as a result of such reduction;

•

the impact of the COVID-19 pandemic, including reduced demand for oil and natural gas, economic slowdown, governmental and societal actions taken in response to the COVID-19 pandemic, stay-at-home orders, and interruptions to our operations;

•	our ability to execute our corporate strategy of offering a “fee for service” property management service for oil and natural gas companies;

•

the impact of the climate change initiative by President Biden’s administration and Congress, including the January 2021 executive order imposing a moratorium on new oil and natural gas leasing on federal lands and offshore waters pending completion of a comprehensive review and reconsideration of federal oil and natural gas permitting and leasing practices;

•	our financial position;

•	the potential impact of our derivative instruments;

•	our business strategy, including our ability to successfully execute on our consolidation strategy or make any desired changes in our strategy from time to time;

•	meeting our forecasts and budgets, including our 2021 capital expenditure budget;

•	expectations regarding oil and natural gas markets in the United States and our realized prices;

•	the ability of the members of the Organization of Petroleum Exporting Countries and other oil exporting nations to agree to, adhere to and maintain oil price and production controls;

•	outbreaks and pandemics, even outside our areas of operation, including COVID-19;

•	operational constraints, start-up delays and production shut-ins at both operated and non-operated production platforms, pipelines and natural gas processing facilities;

•	our ability to successfully develop our undeveloped acreage in the Permian Basin and Midcontinent region, and realize the benefits associated therewith;

•	increased costs and risks associated with our exploration and development in the Gulf of Mexico or the Permian Basin;

•	the risks associated with acting as operator of deep high pressure and high temperature wells, including well blowouts and explosions, onshore and offshore;

•

the risks associated with exploration, including cost overruns and the drilling of non-economic wells or dry holes, especially in prospects in which we have made a large capital commitment relative to the size of our capitalization structure;

•	the timing and successful drilling and completion of oil and natural gas wells;

•	the concentration of drilling in the Permian Basin, including lower than expected production attributable to down spacing of wells;

•

our ability to generate sufficient cash flow from operations, borrowings or other sources to enable us to fund our operations, satisfy our obligations, fund our drilling program and support our acquisition efforts;

•	the cost and availability of rigs and other materials, services and operating equipment;

•	timely and full receipt of sale proceeds from the sale of our production;

•	our ability to find, acquire, market, develop and produce new oil and natural gas properties;

•

the conditions of the capital markets and our ability to access debt and equity capital markets or other non-bank sources of financing, and actions by current and potential sources of capital, including lenders;

•	interest rate volatility;

•	our ability to complete strategic dispositions or acquisitions of assets or businesses and realize the benefits of such dispositions or acquisitions;

•	uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures;

•	the need to take impairments on our properties due to lower commodity prices or other changes in the values of our assets, which results in a non-cash charge to earnings;

•	the ability to post additional collateral for current bonds or comply with new supplemental bonding requirements imposed by the Bureau of Ocean Energy Management;

•	operating hazards attendant to the oil and natural gas business including weather, environmental risks, accidental spills, blowouts and pipeline ruptures, and other risks;

•	downhole drilling and completion risks that are generally not recoverable from third parties or insurance;

•	potential mechanical failure or under-performance of significant wells, production facilities, processing plants or pipeline mishaps;

•	actions or inactions of third-party operators of our properties;

•	actions or inactions of third-party operators of pipelines or processing facilities;

•	the ability to retain key members of senior management and key technical employees and to find and retain skilled personnel;

•	strength and financial resources of competitors;

•	federal and state legislative and regulatory developments and approvals (including additional taxes and changes in environmental regulations);

•	the uncertain impact of supply of and demand for oil, natural gas and natural gas liquids;

•	our ability to obtain goods and services critical to the operation of our properties;

•	worldwide and United States economic conditions;

•	the ability to construct and operate infrastructure, including pipeline and production facilities;

•	the continued compliance by us with various pipeline and gas processing plant specifications for the gas and condensate produced by us;

•	operating costs, production rates and ultimate reserve recoveries of our oil and natural gas discoveries;

•	expanded rigorous monitoring and testing requirements;

•	the ability to obtain adequate insurance coverage on commercially reasonable terms; and

•	the limited trading volume of our common stock and general market volatility.

Many of these risks, uncertainties and assumptions are beyond our ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that our earnings per share for the current or any future financial years or those of the combined company will necessarily match or exceed our historical published earnings per share. We do not give any assurance (1) that we will achieve our expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Merger or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning the Company, the Proposed Merger, the combined company or other matters and attributable to the Company or any person acting on its respective behalf are expressly qualified in their entirety by the cautionary statements above. We assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

Use of Projections and Estimates Regarding Synergies

The financial, operational, industry and market projections, estimates and targets in this press release (including projected Adjusted EBITDA, Free Cash Flow and production in future periods and synergies that may be realized as a result of the transactions) are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Independence and the Company. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the financial, operational, industry and market projections, estimates and targets, including assumptions, risks and uncertainties described in “Cautionary Statement Regarding Forward-Looking Information” above. These projections are speculative by their nature and, accordingly, are subject to significant risk of not being actually realized by the combined company. Projected results of the combined company for 2022 are particularly speculative and subject to change. Actual results may vary materially from the current projections, including for reasons beyond the control of the parties to the transaction. The projections are based on current expectations and available information as of the date of this release. Except as required by law, neither Independence nor the Company undertakes to provide any updates to the projections contained herein.

Non-GAAP Measures

This release includes certain financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). These measures include (i) EBITDA Margin, (ii) Adjusted EBITDA, (iii) Net Debt (net debt is defined as total indebtedness less unrestricted cash and cash equivalents), (iv) Reinvestment Rate, (v) Unlevered Free Cash Flow and (vi) Free Cash Flow (Levered Free Cash Flow defined as Adj. EBITDA less cash paid for interest, cash paid or refunded for income tax and capital expenditures associated with the development of oil and gas properties and purchases of other property and equipment). The Company defines Adjusted EBITDA as net income before interest expense, realized (gain) loss on interest expense derivatives, income tax expense, depreciation, depletion and amortization, exploration expense, non-cash gain (loss) on derivative contracts, impairment of oil and natural gas properties, equity-based compensation, other (income) expense, transaction expenses and other non- recurring expenses. The Company has not provided reconciliations for forward-looking non-GAAP measures because the Company cannot do so without unreasonable effort and any attempt to do so would be inherently imprecise.

Contacts:

Contango:

E. Joseph Grady – 713-236-7400

Senior Vice President and Chief Financial and Accounting Officer

Steve Frankel / Andrew Siegel / Adam Pollack

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

KKR and Independence:

Kristi Huller, Cara Major or Miles Radcliffe-Trenner

212 750-8300

media@kkr.com

Exhibit 99.2

REFINITIV STREETEVENTS

EDITED TRANSCRIPT

MCF.A - Contango Oil & Gas Company, Independence Energy, L.L.C. - M&A Call

EVENT DATE/TIME: JUNE 08, 2021 / 12:30PM GMT

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JUNE 08, 2021 / 12:30PM, MCF.A - Contango Oil & Gas Company, Independence Energy, L.L.C. - M&A Call

C O R P O R A T E P A R T I C I P A N T S

David Rockecharlie

John Goff

Wilkie Schell Colyer Contango Oil & Gas Company - CEO & Director

C O N F E R E N C E C A L L P A R T I C I P A N T S

Gail Amanda Nicholson Dodds Stephens Inc., Research Division - MD & Analyst

Salvadore J Miletello

Subash Chandra

Tarek Hamid JPMorgan Chase & Co, Research Division - MD and Senior Analyst

P R E S E N T A T I O N

Operator

Good day, and welcome to the Independence Energy and Contango to combine in all-stock merger conference call. Today’s conference is being recorded. At this time, I would like to turn the conference over to John Goff. Please go ahead, sir.

John Goff

Thank you, operator and good morning, everyone. Thank you for joining today’s call to discuss the announced transaction between Contango and KKR’s Independence Energy. My name is John Goff, and I’m Chairman of the Board of Contango. Presenting with me on today’s call are Wilkie Colyer, Contango’s Chief Executive Officer; and David Rockecharlie, Head of KKR Energy Real Assets. Hopefully, everyone has had an opportunity to read through this morning’s press release, including the securities law disclaimers and cautionary statements regarding forward-looking information, including projections and non-GAAP measures that apply to the statements on this call.

Before diving head first into the announcement and the more formal presentation that Wilkie and David will cover. I want to go over the background of the story of how this all came about. It’s been about 3 years since I made a significant investment in Contango and the Head of my Energy Investment Activities at the time, Wilkie Colyer became CEO. Since then, Wilkie, Farley Dakan and team have reduced overhead and operating costs dramatically. They’ve developed strong banking relationships and strategically invested in very highly accretive transactions, and along the way, attracted long-term shareholders to invest alongside of us while I increased my personal ownership to close to 25% of the company.

The entire Contango team has done a remarkable job in executing that plan and significantly increasing the value of the company. As I said on one of our previous calls, I have a passion for building companies. And I’m very proud of the Contango team’s accomplishments. The backdrop of the energy industry continues to be fairly straightforward and simple. There’s not enough focus on true risk-adjusted returns. The industry is burdened with too much cost. There’s too much leverage, and the result is an industry that continues to be ripe for consolidation. So now the key for Contango is scale, access to larger amounts of capital and at a lower cost. We, as a team, make a point of routinely meeting with other owners of assets as well as companies.

Obviously, we focus our attention on those where we think there may be an actionable idea. My experience has been that this can occasionally bear fruit. In this case, our meetings earlier in the year did just that. In meeting with KKR and their company Independence, we found a terrific team that is complementary to ours, a very similar strategy, a similar view of the industry and the opportunities and a complementary asset base.

Those common interests have led to this transaction, to reverse merge KKR’s private company, Independence into Contango and a stock-for-stock deal that creates a much larger business with significant scale, significant access to capital and at a much lower cost. Our asset base uniquely fits together. KKR gets what they desire, which is a public vehicle and we get the scale and lower cost of capital collectively plus a combined great team. The merged company, and by the way, we’re going to find the name soon. We’re working on a name. We will be renamed by closing. It will ultimately trade on the New York Stock Exchange and will importantly be the primary vehicle for KKR to focus its energy investment activities.

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JUNE 08, 2021 / 12:30PM, MCF.A - Contango Oil & Gas Company, Independence Energy, L.L.C. - M&A Call

It will also be where Wilkie, Farley and I continue to focus our efforts in the energy sector as well. But with increased firepower, we can add a 0 to the size of transactions that we have been executing on. I have known KKR and much of its senior team for years. I’ve even been a passive investor in some of their investment activities in the past. And they are smart and of the highest integrity and are great partners. This is going to be fun to work together.

I’m excited to serve as Chairman of the combined company and work with David Rockecharlie, current CEO of Independence, and a great guy and his team. Wilkie and Farley will continue to operate Contango as they do today as a subsidiary of the combined company as well as continue to focus on acquisitions. For the Contango shareholders, this is a very, very important event. It drives significant accretion to your ownership, which Wilkie will cover in detail, but I’ve got to steal a few highlights from his presentation.

Our pro forma enterprise value will increase over 4x our current value to approximately $5.7 billion. Pro forma 2022 adjusted EBITDA will range between $750 million and $800 million, massively larger than where we are today. There will be 50% accretion to 2022 cash flow per share. We’ll have very low leverage, which means lots of capacity. Our pro forma credit metrics will be investment grade, which is very important, driving our cost of capital down.

With that, I’d like to turn it over to Wilkie.

Wilkie Schell Colyer - Contango Oil & Gas Company - CEO & Director

Thanks, John. Good morning, everyone, and thank you for your participation in the call. We’re really excited to partner with David and his team at KKR to continue our consolidation strategy with a bigger balance sheet and lower cost of capital. In getting to know them over the last several months, we have found like-minded partners and a complementary set of assets to merge together. Scale is incredibly important in this business, and this transaction is a great next step for Contango and its shareholders.

Turning to Slide 4 of the presentation. Let me quickly summarize the transaction. The transaction positions the combined company to be a leading consolidator in the U.S. oil and gas industry through increased scale, improved access to capital, low leverage and a successful proven management team. We have structured the transaction as an all-stock reverse merger. Under the terms of the agreement, Independence will merge with an operating subsidiary of a new parent company, which will become a publicly traded entity at closing. Contango will become a wholly owned subsidiary of the operating company.

The new company at closing, we use an Up-C structure. Contango shareholders will receive Class A common stock, representing voting and economic rights in the new parent company. Independence’s owners will receive Class B common stock, representing voting rights in the new parent company and corresponding limited liability company units representing economic interest in the operating subsidiary. It’s important to note that these 2 classes of stock will have equal voting rights. The initial Board of Directors at closing will consist of 9 directors with 2 directors designated by Contango, including Mr. Goff as Chairman and 7 Directors designated by KKR, including David Rockecharlie.

Upon closing, Independence shareholders will own approximately 76% of the combined company and Contango shareholders will own approximately 24%. Based on Contango’s closing stock price of $5.62 on June 7 and pursuant to the terms of the proposed transaction, the combined company will have an initial equity market capitalization of approximately $4.8 billion and an enterprise value of approximately $5.7 billion.

Following closing, the combined company will be managed by KKR’s Energy Real assets team and led by Mr. Rockecharlie as CEO. Our senior leadership, including President Farley Dakan and I, will continue managing contango as an operating subsidiary of the combined company, and we’ll continue to focus on growth via acquisitions. The combined company will be headquartered in Houston and expect to operate under a new name and new ticker symbol listed on the New York Stock Exchange.

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JUNE 08, 2021 / 12:30PM, MCF.A - Contango Oil & Gas Company, Independence Energy, L.L.C. - M&A Call

Transaction was unanimously approved by both the Contango and Independence Board of Directors and is expected to close late in the third quarter or early in the fourth quarter of 2021. The transaction is subject to the approval of Contango shareholders, certain regulatory approvals and satisfaction of other customary closing conditions. A voting agreement has been signed by Mr. Goff, Contango’s largest current shareholder pursuant to which he has agreed to vote in favor of the transaction. With Contango having completed 4 significant acquisitions in the last 18 months, we are excited about the opportunity we have with Independence.

Together, we will be able to continue executing on our acquisition strategy with the ability to transact on bigger deals as a combined company. Turning to Slide 5. This transaction is projected to be accretive to both strategic and financial metrics. The combined company will be positioned as a leading industry consolidator. We will have increased scale with greater access to and lower cost of capital. The combination is financially accretive to Contango’s estimated cash flow per share, including approximately 15% to 2021 estimates and approximately 50% accretive to 2022 estimates based on current management assumptions. The transaction provides a significant upgrade in asset quality, including the addition of high-return inventory and organic reinvestment opportunities.

The combination reinforces the strong financial position of these businesses and creates a path toward investment-grade credit metrics. Finally, we expect to generate $20 million in estimated cost synergies with further operational and financial cost savings anticipated. With that, I would like to turn the call over to David to talk more about KKR and the combined company. David?

David Rockecharlie

Thanks, Wilkie, and good morning, everyone. This is David Rockecharlie, the CEO of Independence and Head of KKR’s Energy Real Assets business. I’m excited to lead the combined company and build on both companies’ track records to deliver value to shareholders. And it’s going to be rewarding and fun to be partners with John, Wilkie and Farley in the entire Contango team.

Independence is a diversified, well-capitalized upstream oil and gas business, built and managed by KKR’s Energy Real Assets team. We’ve been executing on a consistent cash flow and risk-based strategy since 2011. Through this transaction, together, we and Contango are achieving meaningful scale while retaining the important and differentiated foundation of low decline producing assets, coupled with meaningful reinvestment opportunities, that provide low-risk growth across the Eagle Ford, Rockies, Permian and Mid-Continent. The combined company will have a balanced portfolio in key proven basins across the lower 48 states. Importantly, the portfolio represents a strong and predictable PDP base with meaningful inventory for low-risk growth.

Our focus will continue to be the same cash flow-oriented business model. And we’d like to highlight some important statistics. Firstly, based on Q1 production, we have 111,000 barrels of oil equivalent per day of combined production and adjusted annualized EBITDA of $757 million. The combined company generated $145 million in unhedged free cash flow in just the first quarter of 2021. We have an intentionally well-balanced portfolio by commodity with 62% of our reserves in oil and liquids and 38% natural gas and by region, with our top 3 regions comprising approximately 75% of our production.

And lastly, we believe the flexibility of our portfolio is unmatched. Again, with a very low PDP decline rate of 15% to 20% and minimal CapEx requirements, resulting in consistent and significant free cash flow.

Turning to Slide 7. We see this transaction as an incredible opportunity for all shareholders. Together, Contango and Independence will create a differentiated and uniquely positioned E&P company, and the combined company is positioned to be KKR’s primary platform for pursuing upstream oil and natural gas opportunities. This business will allow all of us to continue the shared strategy of delivering attractive risk-adjusted investment returns and predictable cash flows. And with its well-capitalized balance sheet and significant free cash flow generation, the combined company can become a leading consolidator in the U.S. oil and gas industry.

We’d like to highlight 7 key attributes of the business that we will discuss later in more detail. First, we’ll continue to have aligned management with a strong investor mindset. As we mentioned, the business will have strong sustainable free cash flow, significant scale across proven basins, well positioned to create value through consolidation, a commitment to ESG excellence, disciplined financial and risk management and, again, a well-capitalized balance sheet.

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JUNE 08, 2021 / 12:30PM, MCF.A - Contango Oil & Gas Company, Independence Energy, L.L.C. - M&A Call

Moving on to Slide 8. With a closer look at the combined company management team, KKR’s energy real assets team will manage the combined business. We built a great team over the years who bring a combination of investment, financial and industry expertise. And while we have been executing the same strategy for many years, we constantly seek to do it better. And I’d like to say, again, how excited we are to be partners with the Contango team in this effort. In addition to me as CEO, Brandi Kendall will serve as Chief Financial Officer; and Todd Falk will serve as Chief Accounting Officer. Brandi is a member of the current Independence Board of Directors. She’s responsible for a broad range of portfolio management activities, including finance, planning, risk management and corporate development. Todd is our Chief Accounting Officer today, with more than 15 years of finance and accounting experience in the energy industry. Ben and Clay bring proven experience and leadership to our investment and capital allocation activities. And as an active board member and part of the Energy Real Assets team, Claire brings a depth of financial and energy industry expertise that is highly prized.

Contango’s Chairman, John Goff, will be Chairman of the Board of Directors of the combined Company. And Contango’s senior leadership, including CEO, Wilkie Colyer; and President, Farley Dakan, we’ll continue managing Contango as an operating subsidiary of the combined company and focus on strong operations and growth via acquisitions.

With sizable insider ownership and this proven management team, we believe our platform will be unique in aligning incentives, focusing on maximizing cash flow and investment returns and employing an investor’s mindset to deliver long-term value to shareholders.

Moving to Slide 9. We expect the combined company, again, to generate significant and sustainable cash flow. Our diversified production base has an expected PDP decline forecast of 18% for 2021. We will be disciplined and prioritize low-risk growth with returns-focused reinvestment and accretive acquisitions. Historical reinvestment rates have averaged approximately 45% of adjusted EBITDA, and we estimate similarly, a preliminary 2022 reinvestment rate of approximately 50% with a focus on low-risk development of our Eagle Ford assets.

Our preliminary full year 2022 forecast include the combined company generating between $750 million to $800 million of adjusted EBITDA and between $375 million and $400 million of unlevered free cash flow, with approximately 75% of expected 2022 adjusted EBITDA attributable to PDP assets. We will take an active risk management approach, protecting cash flow with a robust hedge program. Specifically, we have a notional value of approximately $1.8 billion hedged from July 2021 and beyond. Overall, we expect the combined company will be well positioned to deliver attractive risk-adjusted returns through a cash flow-oriented business model.

Turning to Slide 10. I’m really excited about the scaled asset attributes of the combined company. This increased scale, predictable free cash flow and valuable diversification provide a tremendous base of value, which is enhanced by the significant undeveloped reserves, offering excellent potential for growth through low-risk reinvestment. On a combined basis, based on the first quarter of 2021, approximately 26% of pro forma production will be in the Eagle Ford and 7% in the Permian, which continues to experience the greatest level of producer activity and growth potential in the entire Lower 48. In fact, within our portfolio, we see approximately $2 billion of future net capital opportunity for reinvestment in the Eagle Ford and approximately $700 million of future net capital opportunity for reinvestment in the Permian. All in, we’re positioned in great resource basins and are poised to further benefit from ongoing growth activity.

Turning to Slide 11. The combined company, again, will be well positioned to be a leading oil and gas consolidator. This transaction will accelerate Contango’s ongoing consolidation strategy to increase its reserve base and cash flow, and Independence has a long track record of successful acquisitions in the private market, dating back to 2012. Together, the combined company can be a leading acquisition platform, with strong operating capabilities, significant free cash flow and a strong balance sheet and increased access to capital as a scaled business in the public capital markets. Our priorities for future acquisitions will be cash flow-oriented assets in proven basins, including those contiguous to areas where the combined company has a presence or specific operating expertise, an ability to improve operations and deliver attractive risk-adjusted returns, complementary to the existing strategy, and all of this will be done with a focus on maintaining our financial strength and robust risk management. We see a large and attractive universe of opportunities among the major, large-cap independents and small subscale public companies as well as private companies that are seeking liquidity. And we believe that this is a huge market opportunity.

Turning to Slide 12. As we pursue the significant opportunities of this combination, we will continue to build on our commitment to environmental stewardship. Our simple rule is whatever we acquire, we want to make it better, ensuring the health and safety of our employees as well as protecting the environment and the communities in which we live and operate will remain top priorities. This transaction brings together 2 companies with

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JUNE 08, 2021 / 12:30PM, MCF.A - Contango Oil & Gas Company, Independence Energy, L.L.C. - M&A Call

a shared commitment to developing industry-leading ESG programs and continually improving ESG performance. Our key focus areas will be to do the following: work to reduce greenhouse gas emissions, enable a 0 incident workplace, manage and reduce freshwater use, listen and respond to community concerns, and develop a diverse workforce culture. The combined company will continue to benefit from a strong partnership with KKR, who continues to invest in a diverse range of energy sources and is committed to investing in a stable energy transition, one that supports the energy needs of today in a responsible manner while also contributing to a cleaner tomorrow.

Moving on to Slide 13 and our disciplined financial and risk management approach: number one, a continued strong commitment to low leverage; number two, a returns-focused strategy on reinvestment decisions, number three, continued active risk management; number four, value-enhancing and accretive acquisitions; and number five, a strong discipline of return of capital through dividends. We expect to pay quarterly dividends, targeting approximately 10% of adjusted EBITDA.

Moving to Slide 14. The combined company’s larger balance sheet will be well capitalized with the ability to efficiently direct investment to the most attractive and highest return opportunities. There are no near-term debt maturities. The pro forma capital structure includes approximately $465 million drawn on the combined company’s reserve-based loan facilities due in 2025 in the case of Independence and $500 million in senior notes due in 2026 as of March 31, 2021, and pro forma for subsequent events. With the low existing leverage and strong free cash flow, the combined company expects to target long-term leverage in the range of or below 1x debt-to-EBITDA.

And with that, I’ll turn it back to Wilkie for a summary and closing remarks.

Wilkie Schell Colyer - Contango Oil & Gas Company - CEO & Director

Thanks, David. Turning to Slide 15. We want to highlight just how well positioned this business will be in the industry. We believe it represents a compelling long-term value proposition. We are excited about the opportunity to introduce this uniquely positioned pro forma company to our existing investors and hopefully, a lot of new ones. We believe this is the right way to run an oil and gas business, and we have compared the pro forma company to peers on a number of key metrics; base decline in reinvestment rates, net debt-to-EBITDA and estimated free cash flow yield. Our peer-leading low base decline rate provides stable, predictable cash flow. This reduces the reinvestment rate required to maintain and grow production, allowing us to generate significant free cash flow.

To manage commodity price risk and protect our balance sheet and cash flow, we also maintain an industry-leading hedge position, which will continue to serve us well. And lastly, this all results in our ability to maintain low leverage through cycles and to delever in the normal course of business.

Turning to Slide 16. This is a compelling transaction that will create a premier, diversified and low leverage U.S. independent oil and gas company with proven and strongly aligned management. We are confident this transaction positions the combined company to accelerate Contango’s successful acquisition strategy and maintain an acute focus on generating strong investment returns and predictable cash flows. We look forward to combining the strengths of our businesses to continue to scale profitably and deliver enhanced value for shareholders. And we leave you with the same key attributes that underpin this compelling value proposition: one, align management with investor mindset; two, sustainable free cash flow; three, significant scale across proven basins; four, well positioned to create value through consolidation; five, a commitment to ESG excellence; six, disciplined financial and risk management; seven, a well-capitalized balance sheet.

Thank you for your time this morning and your interest in our bright future. With that, operator, please open up the line for questions.

Q U E S T I O N S A N D A N S W E R S

Operator

(Operator Instructions) And we will take our first question.

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JUNE 08, 2021 / 12:30PM, MCF.A - Contango Oil & Gas Company, Independence Energy, L.L.C. - M&A Call

Tarek Hamid - JPMorgan Chase & Co, Research Division - MD and Senior Analyst

It’s Tarek Hamid from JPMorgan. Can you just talk a little bit about the combined company’s capital allocation philosophy? I know Independence has sort of targeted 50%, 60% of EBITDA as CapEx. Would sort of the combined company sort of pursue something similar in terms of organic spending?

David Rockecharlie

Yes. It’s David Rockecharlie. I think the most important thing that we want everyone to know is it’s going to continue to be disciplined capital allocation. And when you get a chance to see kind of how the combined companies have operated historically, I think it will show you how we think about it going forward, which is very flexibly. We react to the market environment we’re in, and we don’t chase targets that may not make sense in the context of an evolving market environment. But long story short, we’ve historically invested approximately 50% of EBITDA in the resource portfolio that we have and believe is very low risk. And then we’ve also had a pretty active acquisition strategy that’s been opportunistic. And again, remain very disciplined, and both companies clearly have shown the commitment to financial discipline on the balance sheet, no matter how the capital program goes.

Tarek Hamid - JPMorgan Chase & Co, Research Division - MD and Senior Analyst

Got it. And then both companies, you sort of mentioned this in the presentation, have had enormous success on the acquisition front, sort of a wide variety of acquisition sizes and structures. I guess maybe just help us think about sort of how you think about the next set of transactions and growth after this? Do you expect more bolt-ons? Do you expect sort of more transformative deals like this? Sort of where - what sort of the order of the possible with you guys’ mind?

John Goff

Well, this is John. I would start off by saying all of the above. Our target is going to be wide ranging. And the benefit of this transaction is we can really broaden our sites. And as I mentioned in my comments, add a 0 to what we’ve been looking at. So this is just going to be just transformative for the company to be able to not only access a broader range of opportunities, but also do so with a much lower cost of capital. Wilkie, you want to add to that?

Wilkie Schell Colyer - Contango Oil & Gas Company - CEO & Director

Yes. I mean, look, I think John is exactly right. With a public company in a public listing, you’ve got a litany of ways to transact, whether it’s cash deals, stock-for-stock transactions like this one. There’s - sky is kind of the limit. So we’ve talked about just in kind of Contango subset of things that we look at, we see it opportunity set in the tens of billions. And I think when you add in Independence’s capabilities, which are probably a little bit broader than ours, I think that number is multiples of what I’ve quoted in the past. So we view this as the go-to consolidator at this point. And most of our competition is just a fraction of our size, net of this combination. And so we just feel like that’s going to give us a huge competitive advantage in this period of consolidation that we see happening in the industry.

Tarek Hamid - JPMorgan Chase & Co, Research Division - MD and Senior Analyst

Got it. And last one for me. Just on the commodity mix, obviously, we - sort of both companies have been pretty balanced, but sort of any desire to sort of lean more towards oil or more towards gas kind of as you look out over the next year or 2?

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JUNE 08, 2021 / 12:30PM, MCF.A - Contango Oil & Gas Company, Independence Energy, L.L.C. - M&A Call

David Rockecharlie

Yes. This is David. Again, I’ll take that one. I think we definitely believe in the value of balance but we’re also opportunistic in the market environment. So it turns out, both companies have a very similar commodity mix today. And I think we’d expect to continue to see the market give us value opportunities that change from time to time. We do have a great inventory that’s more oil weighted. So if you just looked at the current market environment and where capital is likely to be allocated. The company is on path to get more oily over time, which we think is very attractive.

Operator

We will now take our next question.

Subash Chandra

Subash Chandra, Northland. David, it has been a long time. Congratulations and hello. A quick question on the KKR real assets, et cetera. Is that going to be a source of future transactions? Or is there some sort of wall around what might be in that portfolio to consolidate into the NewCo?

David Rockecharlie

Yes. Great to hear from you again. I’ve been hiding out in the private market for a while, but it’s good to be here with this team today. Actually, I think it’s very simple. This is not sort of a drop-down strategy. Everything we do has been aligned with the Independence strategy and will continue to be going forward. And so I think what this company is getting is a very strong positioning, really to be KKR’s oil and gas business going forward. And I think that’s everybody can think about it. And we’ve committed to make sure that we’re doing that with the business.

Subash Chandra

Okay. Could you just characterize maybe the other investments in the real assets portfolio of KKR?

David Rockecharlie

Yes. We do have a private business, and it’s actually, I think, from a positive perspective, completely aligned with this strategy. And you can think about it actually as really investing in the same transactions going forward. So we don’t do anything different strategically with this business than we do with the existing portfolio. But again, I think just to clarify, this business is positioned to be KKR’s oil and gas business long term. So there’s no alternative strategies going on amongst this team.

Subash Chandra

Okay. Understood. Okay. And second question is I guess just on the capital allocation follow-up. So 50% reinvestment of EBITDA, 10% is the quarterly dividend. Is that a number - I mean, it leaves a lot of room, I assume that’s for delevering and maybe for a war chest or what have you. But is that a number on the return of capital that you can see being a bigger proportion over time than 10%?

David Rockecharlie

I think the short answer is we wake up every day thinking about the investors first, both debt and equity. And so I think we’re very committed to kind of pursuing the historical strategy that we’ve had going forward here together. So those numbers, I think, are good numbers. And then as you said, remaining free cash flow as we look at it, again, belongs to the investors first, but we also know that we’re here to find good things to do with it. So I think you can think about it as either strengthening the balance sheet or strengthening the company’s return investment opportunities.

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JUNE 08, 2021 / 12:30PM, MCF.A - Contango Oil & Gas Company, Independence Energy, L.L.C. - M&A Call

Operator

And we will now take our next question.

Gail Amanda Nicholson Dodds - Stephens Inc., Research Division - MD & Analyst

This is Gail Nicholson at Stephens. Congratulations on the transaction. You guys talked about $20 million in the G&A savings with the future benefits of scale with incremental savings. Can you just talk about what those future benefits could be on the synergy aspect and the timing of those?

Wilkie Schell Colyer - Contango Oil & Gas Company - CEO & Director

Yes. I think with the benefit of the scale, we’re just going to be able to do everything a lot easier. So both teams, I think, have done a great job integrating acquisitions, but we’ve also been active. And so we expect there to be continued opportunities for improvement just in the existing assets we own together. And frankly, we think we would have both continued to see opportunities to improve our businesses. But when you put them together, it just gives you the ability to do things more efficiently across a larger asset base. So that’s everything from day-to-day operations and purchasing power to just financing costs and other opportunities. And again, as we continue to evaluate this as a great time for consolidation. We think we’ll also be able to bring in future assets with little incremental cost relative to what I would call a smaller business that had to catch up to its scale.

Gail Amanda Nicholson Dodds - Stephens Inc., Research Division - MD & Analyst

And great. And just on a question on hedging. 75% of the PDP oil volumes are hedged in 2022. Is that a level of hedging that we should anticipate in the future? Or how do you just view the future hedging strategy of the combined entities?

Wilkie Schell Colyer - Contango Oil & Gas Company - CEO & Director

Yes. We’re on the Independence side and obviously, Contango has had this strategy as well. We would expect to be significantly more hedged than your average company. And really, we look at it as downside in risk protection. So historically, we’ve been approximately 50% hedged on production over a 3 to 5-year period point forward. I think we’ll continue to be opportunistically hedged and active about rolling hedges around that kind of a target. But we also do keep an eye on the macro market, and we’ve got views. So first and foremost, we use hedging to protect capital and protect our investments. But we also do, I’ll call it, manage that portfolio and the tenor of it based on where we are in the market environment. But I think it would be important to note going into the significant downturn last year. We at Independence were hedged almost 3 years - a little over 3 years hedge forward. And so it really allowed us, and I think the Contango team feels similarly, allowed us to respond to a volatile market environment by being opportunistic and not having to worry about any of the things that a lot of other companies do that are either unhedged or overlevered. So definitely going to continue to stick to a strong hedging strategy, but opportunistic as well in the market environment, but very disciplined about hedging when we commit capital.

Operator

(Operator Instructions) And we will take our next question.

Salvadore J Miletello

This is Sal Miletello with Merrill Lynch. Congratulations and I’ve been following Contango for pretty much my full career. You just made a comment about your strong macro views. I remember in 1999, riding on a jet to Oklahoma with Kenneth Peak, and he made a statement he was going to make a strong run but he believe the next 7, 8 years in the energy market was going to boom. Could you speak to your macro views? And where do you think is going to happen with a strong position in oil with the curve possibly changing?

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JUNE 08, 2021 / 12:30PM, MCF.A - Contango Oil & Gas Company, Independence Energy, L.L.C. - M&A Call

Wilkie Schell Colyer - Contango Oil & Gas Company - CEO & Director

Yes. I think I would highlight, number one, what’s important in my comment was that we’re paying attention to the fundamentals of the business. And we think that’s important to do. We don’t have a blind faith that things will go up, and we also are sort of mindful of the fact that things do change and can change pretty dramatically from time to time. So look, it is as simple as saying, we like to be hedged, we like to manage risk, and we like to know the environment we’re in. Both Contango and we have been strong acquirers in an oil price environment that was, call it, in the $50 range or lower. I think that, that certainly has proven to be a reasonable time to get invested, given what the market looks like today. But I wouldn’t say that we do anything with our macro views other than first and foremost, making sure we pay attention to the fundamentals.

John Goff

Yes. I would add - this is John Goff. I would add that the - I think the setup is very interesting right now. I think the marketplace has diverted its attention to wind and solar and battery-operated cars. And the environmental impact of all of that has been woefully underestimated and has resulted in a big expansion of the capital allocated to that sector as opposed to being allocated to the oil and gas sector. And so what - where we find ourselves now is woefully underinvested in the energy sector, the oil and gas side. And the setup is such that I think there’s going to be upward pressure on the commodity. I’m not saying it’s going to 100. I’m not about to predict the future of the price of the commodity but I would say the setup is very, very interesting and only makes me more bullish on the industry.

Operator

And that will conclude today’s question-and-answer session. I would like to turn the conference back to our host for any additional or closing remarks.

John Goff

Thanks, Diana, and thanks, everybody, for hopping on the call this morning. Once again, we’re really, really excited about this transaction. And we’ll be working diligently to get this thing closed later this year and look forward to updating you guys next time we come back to the market to announce our Q2 earnings. Thanks, everybody, and have a good day.

Wilkie Schell Colyer - Contango Oil & Gas Company - CEO & Director

Thank you.

Operator

Ladies and gentlemen, this concludes today’s call. Thank you for your participation. You may now disconnect.

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JUNE 08, 2021 / 12:30PM, MCF.A - Contango Oil & Gas Company, Independence Energy, L.L.C. - M&A Call

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Exhibit 99.3

Employee Letter

INSERT CUSTOMARY GREETING,

Today marks the beginning of a new chapter for Contango. This morning we announced that we will be combining with Independence, a company that was formed by global investment firm, KKR. Independence has a production base with operations across the Eagle Ford, Rockies, Permian and Mid-Continent, and together we will create a diversified, well-capitalized U.S. independent oil and gas company. The press release we issued can be found here [INSERT LINK].

As you know, the upstream sector of the energy industry faced a myriad of domestic and global challenges during 2020. While most of the energy industry struggled during this period, through your tireless efforts and sheer will, we were able to play offense and successfully increase our reserve base and cash flow. We also positioned ourselves for further consolidation – and today’s announcement is a continuation of that strategy and the next step in our company’s evolution.

I am confident that Independence is the right partner for us. Together, we are creating a differentiated E&P company that has enhanced scale across proven basins and the ability to generate significant and sustainable free cash flow. We will also have a strong balance sheet and increased access to capital, with opportunities to not only reinvest in our business but also continue to play a role as an industry consolidator and seek out attractive targets that are complementary to our existing strategy. Perhaps most importantly, we are bringing together two companies with proven track records of performance, industry-acknowledged safety and service quality, and a shared commitment to sustainability and ESG leadership.

While there is a lot to be excited about, please keep in mind that today’s announcement is just the first step. The transaction is expected to close late in the third quarter 2021 or early in the fourth quarter of 2021, subject to the approval of Contango shareholders and other customary closing conditions. Until we complete the transaction, Contango and Independence will continue to operate as separate companies and it will be business as usual. We are relying on you to continue focusing on your responsibilities and delivering for our customers.

Upon the closing of the transaction, Independence CEO, David Rockecharlie, will lead the combined company, and our Chairman, John Goff, will serve in the same role. Farley Dakan and I, and the rest of our senior leadership team will continue managing Contango as an operating subsidiary of the combined company.

The combined business will be a publicly-traded company, headquartered in Houston, and expects to operate under a new name and ticker symbol. Bringing our teams together will require a thoughtful integration plan – something that each company has successfully executed in the past. I am confident that the transition will be seamless.

I know you have questions, and while we can’t promise to have all the answers today, we are committed to keeping you informed. In the meantime, please review the attached FAQ. Please join us at link [INSERT HYPERLINK TO WEBCAST] for a town hall meeting today at 2 p.m. CT / 3 p.m. ET, where we will discuss this announcement in greater detail and answer your questions. If you have additional questions about this announcement, please email merger.questions@contango.com.

Finally, we want to thank you for your continued commitment to Contango. This past year was difficult, but you all rose to the occasion. I am proud of how every one of you continued to provide safe and outstanding service to our customers. This announcement, as well as the many opportunities we expect it to create for our company and for the industry, is a true testament to the strength of our team.

Sincerely,

Wilkie Colyer

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed merger (the “Proposed Merger”). The Proposed Merger will be submitted to the stockholders of Contango Oil & Gas Company, a Texas corporation (the “Company”), for their consideration. In connection with the Proposed Merger, the Company and [NEW PUBCO], a Delaware corporation (“New PubCo”) intend to file (1) a preliminary proxy statement/prospectus (the “Proxy Statement/Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Company Stockholder Approval (as defined in the Transaction Agreement) and (2) a registration statement on Form S-4 (the “Form S-4”) with the SEC, in which the Proxy Statement/Prospectus will be included as a prospectus. New PubCo and the Company also intend to file other relevant documents with the SEC regarding the Proposed Merger. After the Form S-4 is declared effective by the SEC, the definitive Proxy Statement/Prospectus will be mailed to the Company’s stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge by directing a request to the Company’s Investor Relations Department at investorrelations@contango.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company and certain of its executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the Proposed Merger. Information regarding the Company’s directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2021 Annual Meeting of Stockholders, filed with the SEC on April 30, 2021 and in its Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 10, 2021. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4, the Proxy Statement/Prospectus and other relevant materials relating to the Proposed Merger to be filed with the SEC when they become available. Stockholders, potential investors and other readers should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement about Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on current expectations. The words and phrases “should”, “could”, “may”, “will”, “believe”, “plan”, “intend”, “expect”, “potential”, “possible”, “anticipate”, “estimate”, “forecast”, “view”, “efforts”, “goal” and similar expressions identify forward-looking statements and express our expectations about future events. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. Consequently, actual future results could differ materially from our expectations due to a number of factors, including, but not limited to:

•	the risk that the business of the combined company will not be integrated successfully;

•	the risk that the cost savings, synergies and growth from the Proposed Merger may not be fully realized or may take longer to realize than expected;

•	the diversion of management time on transaction-related issues;

•	the effect of future regulatory or legislative actions on the companies or the industries in which they operate;

•	the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect;

•	the risk that a condition to closing of the Proposed Merger may not be satisfied;

•	the length of time necessary to consummate the Proposed Merger, which may be longer than anticipated for various reasons;

•	the potential impact of the announcement or consummation of the Proposed Merger on relationships with customers, suppliers, competitors, management and other employees;

•	the effect of this communication of the Proposed Merger on our stock price;

•	he ability to hire and retain key personnel;

•	reliance on and integration of information technology systems;

•	the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings;

•	volatility and significant declines in oil, natural gas and natural gas liquids prices, including regional differentials;

•	any reduction in our borrowing base from time to time and our ability to repay any excess borrowings as a result of such reduction;

•

the impact of the COVID-19 pandemic, including reduced demand for oil and natural gas, economic slowdown, governmental and societal actions taken in response to the COVID-19 pandemic, stay-at-home orders, and interruptions to our operations;

•	our ability to execute our corporate strategy of offering a “fee for service” property management service for oil and natural gas companies;

•

the impact of the climate change initiative by President Biden’s administration and Congress, including the January 2021 executive order imposing a moratorium on new oil and natural gas leasing on federal lands and offshore waters pending completion of a comprehensive review and reconsideration of federal oil and natural gas permitting and leasing practices;

•	our financial position;

•	the potential impact of our derivative instruments;

•	our business strategy, including our ability to successfully execute on our consolidation strategy or make any desired changes in our strategy from time to time;

•	meeting our forecasts and budgets, including our 2021 capital expenditure budget;

•	expectations regarding oil and natural gas markets in the United States and our realized prices;

•	the ability of the members of the Organization of Petroleum Exporting Countries and other oil exporting nations to agree to, adhere to and maintain oil price and production controls;

•	outbreaks and pandemics, even outside our areas of operation, including COVID-19;

•	operational constraints, start-up delays and production shut-ins at both operated and non-operated production platforms, pipelines and natural gas processing facilities;

•	our ability to successfully develop our undeveloped acreage in the Permian Basin and Midcontinent region, and realize the benefits associated therewith;

•	increased costs and risks associated with our exploration and development in the Gulf of Mexico or the Permian Basin;

•	the risks associated with acting as operator of deep high pressure and high temperature wells, including well blowouts and explosions, onshore and offshore;

•

the risks associated with exploration, including cost overruns and the drilling of non-economic wells or dry holes, especially in prospects in which we have made a large capital commitment relative to the size of our capitalization structure;

•	the timing and successful drilling and completion of oil and natural gas wells;

•	the concentration of drilling in the Permian Basin, including lower than expected production attributable to down spacing of wells;

•

our ability to generate sufficient cash flow from operations, borrowings or other sources to enable us to fund our operations, satisfy our obligations, fund our drilling program and support our acquisition efforts;

•	the cost and availability of rigs and other materials, services and operating equipment;

•	timely and full receipt of sale proceeds from the sale of our production;

•	our ability to find, acquire, market, develop and produce new oil and natural gas properties;

•

the conditions of the capital markets and our ability to access debt and equity capital markets or other non-bank sources of financing, and actions by current and potential sources of capital, including lenders;

•	interest rate volatility;

•	our ability to complete strategic dispositions or acquisitions of assets or businesses and realize the benefits of such dispositions or acquisitions;

•	uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures;

•	the need to take impairments on our properties due to lower commodity prices or other changes in the values of our assets, which results in a non-cash charge to earnings;

•	the ability to post additional collateral for current bonds or comply with new supplemental bonding requirements imposed by the Bureau of Ocean Energy Management;

•	operating hazards attendant to the oil and natural gas business including weather, environmental risks, accidental spills, blowouts and pipeline ruptures, and other risks;

•	downhole drilling and completion risks that are generally not recoverable from third parties or insurance;

•	potential mechanical failure or under-performance of significant wells, production facilities, processing plants or pipeline mishaps;

•	actions or inactions of third-party operators of our properties;

•	actions or inactions of third-party operators of pipelines or processing facilities;

•	the ability to retain key members of senior management and key technical employees and to find and retain skilled personnel;

•	strength and financial resources of competitors;

•	federal and state legislative and regulatory developments and approvals (including additional taxes and changes in environmental regulations);

•	the uncertain impact of supply of and demand for oil, natural gas and natural gas liquids;

•	our ability to obtain goods and services critical to the operation of our properties;

•	worldwide and United States economic conditions;

•	the ability to construct and operate infrastructure, including pipeline and production facilities;

•	the continued compliance by us with various pipeline and gas processing plant specifications for the gas and condensate produced by us;

•	operating costs, production rates and ultimate reserve recoveries of our oil and natural gas discoveries;

•	expanded rigorous monitoring and testing requirements;

•	the ability to obtain adequate insurance coverage on commercially reasonable terms; and

•	the limited trading volume of our common stock and general market volatility.

Many of these risks, uncertainties and assumptions are beyond our ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that our earnings per share for the current or any future financial years or those of the combined company will necessarily match or exceed our historical published earnings per share. We do not give any assurance (1) that we will achieve our expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Merger or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning the Company, the Proposed Merger, the combined company or other matters and attributable to the Company or any person acting on its respective behalf are expressly qualified in their entirety by the cautionary statements above. We assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.

Exhibit 99.4

Contango + Independence Energy

Transformative Merger with Independence

June 2021

Exhibit 99.4 j*V © Independence + Energy Contango . IT, J « -A 1 i Transformative Merger with Independence June 2021 +Exhibit 99.4 j*V © Independence + Energy Contango . IT, J « -A 1 i Transformative Merger with Independence June 2021 +

Disclaimer This presentation relates to a proposed business combination transaction (the “Transaction”) between Independence Energy LLC (the “Company”) and Contango Oil & Gas (“Contango”), and contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Contango or Independence expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities, anticipated future performance, future commodity prices, future production targets, future earnings, EBITDA, leverage targets, future capital spending plans, operational efficiencies, inventory life, hedging activities, business strategy, estimated reserves, cash flows and liquidity, financial strategy, budget, projections and future operating results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement, the possibility that stockholders of Contango may not approve the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Contango’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Contango and Independence to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies, the impact of reduced demand for Contango’s or the Company’s products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Contango’s and the Company’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Contango’s or the Company’s control, including those detailed in Contango’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.contango.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Contango or the Company believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Contango and the Company undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reservoir engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Unless otherwise indicated, reserve estimates shown herein are based on third party reserve reports as of December 31, 2020, and were prepared using commodity prices based on Henry Hub and WTI futures prices, referred to herein as “strip” pricing, rather than SEC pricing guidelines. The Company believes that the use of strip pricing provides useful information about its reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date. Strip prices are not necessarily a projection of future oil and natural gas prices, and should be carefully considered in addition to, and not as a substitute for, SEC prices, when considering the Company’s oil, natural gas and NGL reserves. This presentation contains guidance regarding our estimated future production, capital expenditures, expenses and other matters and such guidance is based on an assumption that prevailing commodity prices over the relevant time periods will be consistent with NYMEX strip pricing as of June 4, 2021 and assumes a cumulative reinvestment rate of ~41% through 2021 and 2022. This guidance is also based on certain additional assumptions and analyses made by the Company and is affected by such factors as market demand for oil and natural gas, commodity price volatility and the Company’s actual drilling program, which will be directly affected by the availability of capital, drilling and production costs, developmental drilling tests and results, commodity prices, availability of drilling services and equipment, lease expirations, transportation constraints, regulatory approvals, field spacing rules and actual drilling results. This guidance is speculative by its nature and, accordingly, is subject to great risk of not being actually realized by the Company. This presentation includes certain financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). These measures include (i) EBITDA, (ii) Adj. EBITDA, (iii) Net debt, (iv) leverage, (v) PV-0, (vi) PV-10, (vii) Levered Free Cash Flow and (viii) Reinvestment Rate. The Company defines EBITDA as net income (loss) before interest expense, taxes, depreciation, depletion and amortization, and oil and gas exploration expenses. The Company defines Adjusted EBITDA as net income before interest expense, realized (gain) loss on interest expense derivatives, income tax expense, depreciation, depletion and amortization, exploration expense, non-cash gain (loss) on derivative contracts, impairment of oil and natural gas properties, equity-based compensation, other (income) expense, transaction expenses and other non-recurring expenses. The Company defined Net Debt as total debt less unrestricted cash & cash equivalents. The Company defined Leverage as Net Debt / Adjusted EBITDA. The Company defines PV-0 as the sum of estimated future cash inflows from proved natural gas and crude oil reserves, less future development and production costs using pricing assumptions in effect at the end of the period. The Company defines PV-10 as the present value, discounted at 10% per year, of estimated future cash inflows from proved natural gas and crude oil reserves, less future development and production costs using pricing assumptions in effect at the end of the period. The Company defines Levered Free Cash Flow as Adj. EBITDA less cash paid for interest, cash paid or refunded for income tax and capital expenditures associated with the development of oil and gas properties and purchases of other property and equipment. The Company defined Reinvestment Rate as capital expenditures as a percentage of Adj. EBITDA. The Company has not provided reconciliations for forward-looking non-GAAP measures because the Company cannot do so without unreasonable effort and any attempt to do so would be inherently imprecise. This presentation shall not constitute an offer to purchase or sell, or the solicitation of an offer to purchase or sell, any securities in any jurisdiction where such an offer or solicitation would be in violation of any local laws. Nothing contained herein constitutes tax, accounting, financial, investment, regulatory, legal or other advice, and all investors are advised to consult with their tax, accounting, financial, investment, regulatory or legal advisers regarding any potential investment. The information presented in these materials has been developed internally and/or obtained from sources believed to be reliable; however, the parties do not guarantee or give any warranty as to the accuracy, adequacy, timeliness or completeness of such information, and assumes no responsibility for independent verification of such information. The Company was formed in 2020 for purposes of completing a series of reorganization transactions. Historical financial and operating date of the Company has been presented on a recast basis to account for the reorganization of entities under common control. In addition, certain financial and operating data is presented on a “pro forma” basis. As used herein, the term “pro forma” or “PF” when used with respect to any financial and operating data refers to the historical data of the Company, as adjusted to give effect to (i) the redemption by certain of the Company’s consolidated subsidiaries of the noncontrolling equity interests held in such subsidiaries by certain third-party investors in exchange for membership interests in the Company in April 2021 (the “Exchange”); (ii) the redemption by certain of the Company’s consolidated subsidiaries of the noncontrolling equity interests held in such subsidiaries by a certain third-party investor in exchange for its proportionate share of the underlying oil and natural gas interests held directly or indirectly by such subsidiaries (the “Carve-Out”); (iii) the entry into the new RBL facility, the issuance of the new senior unsecured notes and the use of proceeds therefrom (the “Refinancing”); and (iv) the Transaction (as defined below and, together with the Exchange, the Carve-Out and the Refinancing, the “Transactions”). Unless otherwise indicated, pro forma financial and operating data used in this presentation gives effect to each of the Transactions as if they had been consummated on January 1, 2021, in the case of statement of operations data, or March 31, 2021, in the case of balance sheet data. In each case, the pro forma financial and operating data are presented for illustrative purposes only and should not be relied upon as an indication of the financial condition or the operating results that would have achieved if the Transactions had taken place on the specified dates. In addition, future results may vary significantly from the results reflected in such pro forma financial and operating data and should not be relied on as an indication of future results. The financial data included in this presentation was prepared by the Company’s management. The Company’s independent auditors have not expressed any opinion or any form of assurance on such information. In addition, the pro forma financial data presented herein is based on certain assumptions that may prove incorrect. Such financial data should not be viewed as a substitute for full financial statements prepared in accordance with GAAP and audited by the Company’s independent auditors, and it should not be viewed as indicative of the Company’s financial condition or results of operations for any future period. + 2Disclaimer This presentation relates to a proposed business combination transaction (the “Transaction”) between Independence Energy LLC (the “Company”) and Contango Oil & Gas (“Contango”), and contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Contango or Independence expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities, anticipated future performance, future commodity prices, future production targets, future earnings, EBITDA, leverage targets, future capital spending plans, operational efficiencies, inventory life, hedging activities, business strategy, estimated reserves, cash flows and liquidity, financial strategy, budget, projections and future operating results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement, the possibility that stockholders of Contango may not approve the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Contango’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Contango and Independence to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies, the impact of reduced demand for Contango’s or the Company’s products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Contango’s and the Company’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Contango’s or the Company’s control, including those detailed in Contango’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.contango.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Contango or the Company believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Contango and the Company undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reservoir engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Unless otherwise indicated, reserve estimates shown herein are based on third party reserve reports as of December 31, 2020, and were prepared using commodity prices based on Henry Hub and WTI futures prices, referred to herein as “strip” pricing, rather than SEC pricing guidelines. The Company believes that the use of strip pricing provides useful information about its reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date. Strip prices are not necessarily a projection of future oil and natural gas prices, and should be carefully considered in addition to, and not as a substitute for, SEC prices, when considering the Company’s oil, natural gas and NGL reserves. This presentation contains guidance regarding our estimated future production, capital expenditures, expenses and other matters and such guidance is based on an assumption that prevailing commodity prices over the relevant time periods will be consistent with NYMEX strip pricing as of June 4, 2021 and assumes a cumulative reinvestment rate of ~41% through 2021 and 2022. This guidance is also based on certain additional assumptions and analyses made by the Company and is affected by such factors as market demand for oil and natural gas, commodity price volatility and the Company’s actual drilling program, which will be directly affected by the availability of capital, drilling and production costs, developmental drilling tests and results, commodity prices, availability of drilling services and equipment, lease expirations, transportation constraints, regulatory approvals, field spacing rules and actual drilling results. This guidance is speculative by its nature and, accordingly, is subject to great risk of not being actually realized by the Company. This presentation includes certain financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). These measures include (i) EBITDA, (ii) Adj. EBITDA, (iii) Net debt, (iv) leverage, (v) PV-0, (vi) PV-10, (vii) Levered Free Cash Flow and (viii) Reinvestment Rate. The Company defines EBITDA as net income (loss) before interest expense, taxes, depreciation, depletion and amortization, and oil and gas exploration expenses. The Company defines Adjusted EBITDA as net income before interest expense, realized (gain) loss on interest expense derivatives, income tax expense, depreciation, depletion and amortization, exploration expense, non-cash gain (loss) on derivative contracts, impairment of oil and natural gas properties, equity-based compensation, other (income) expense, transaction expenses and other non-recurring expenses. The Company defined Net Debt as total debt less unrestricted cash & cash equivalents. The Company defined Leverage as Net Debt / Adjusted EBITDA. The Company defines PV-0 as the sum of estimated future cash inflows from proved natural gas and crude oil reserves, less future development and production costs using pricing assumptions in effect at the end of the period. The Company defines PV-10 as the present value, discounted at 10% per year, of estimated future cash inflows from proved natural gas and crude oil reserves, less future development and production costs using pricing assumptions in effect at the end of the period. The Company defines Levered Free Cash Flow as Adj. EBITDA less cash paid for interest, cash paid or refunded for income tax and capital expenditures associated with the development of oil and gas properties and purchases of other property and equipment. The Company defined Reinvestment Rate as capital expenditures as a percentage of Adj. EBITDA. The Company has not provided reconciliations for forward-looking non-GAAP measures because the Company cannot do so without unreasonable effort and any attempt to do so would be inherently imprecise. This presentation shall not constitute an offer to purchase or sell, or the solicitation of an offer to purchase or sell, any securities in any jurisdiction where such an offer or solicitation would be in violation of any local laws. Nothing contained herein constitutes tax, accounting, financial, investment, regulatory, legal or other advice, and all investors are advised to consult with their tax, accounting, financial, investment, regulatory or legal advisers regarding any potential investment. The information presented in these materials has been developed internally and/or obtained from sources believed to be reliable; however, the parties do not guarantee or give any warranty as to the accuracy, adequacy, timeliness or completeness of such information, and assumes no responsibility for independent verification of such information. The Company was formed in 2020 for purposes of completing a series of reorganization transactions. Historical financial and operating date of the Company has been presented on a recast basis to account for the reorganization of entities under common control. In addition, certain financial and operating data is presented on a “pro forma” basis. As used herein, the term “pro forma” or “PF” when used with respect to any financial and operating data refers to the historical data of the Company, as adjusted to give effect to (i) the redemption by certain of the Company’s consolidated subsidiaries of the noncontrolling equity interests held in such subsidiaries by certain third-party investors in exchange for membership interests in the Company in April 2021 (the “Exchange”); (ii) the redemption by certain of the Company’s consolidated subsidiaries of the noncontrolling equity interests held in such subsidiaries by a certain third-party investor in exchange for its proportionate share of the underlying oil and natural gas interests held directly or indirectly by such subsidiaries (the “Carve-Out”); (iii) the entry into the new RBL facility, the issuance of the new senior unsecured notes and the use of proceeds therefrom (the “Refinancing”); and (iv) the Transaction (as defined below and, together with the Exchange, the Carve-Out and the Refinancing, the “Transactions”). Unless otherwise indicated, pro forma financial and operating data used in this presentation gives effect to each of the Transactions as if they had been consummated on January 1, 2021, in the case of statement of operations data, or March 31, 2021, in the case of balance sheet data. In each case, the pro forma financial and operating data are presented for illustrative purposes only and should not be relied upon as an indication of the financial condition or the operating results that would have achieved if the Transactions had taken place on the specified dates. In addition, future results may vary significantly from the results reflected in such pro forma financial and operating data and should not be relied on as an indication of future results. The financial data included in this presentation was prepared by the Company’s management. The Company’s independent auditors have not expressed any opinion or any form of assurance on such information. In addition, the pro forma financial data presented herein is based on certain assumptions that may prove incorrect. Such financial data should not be viewed as a substitute for full financial statements prepared in accordance with GAAP and audited by the Company’s independent auditors, and it should not be viewed as indicative of the Company’s financial condition or results of operations for any future period. + 2

Disclaimer (Cont’d) Important Additional Information In connection with the proposed Transaction, IE PubCo Inc., a wholly owned subsidiary of the Company (“NewCo”), will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a proxy statement of Contango and a prospectus of NewCo. The Transaction will be submitted to Contango’s stockholders for their consideration. NewCo and Contango may also file other documents with the SEC regarding the Transaction. The definitive proxy statement/prospectus will be sent to Contango’s stockholders. This document is not a substitute for the registration statement and proxy statement/prospectus that will be filed with the SEC or any other documents that Contango or NewCo may file with the SEC or send to stockholders of Contango in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CONTANGO ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Contango or NewCo through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by NewCo will be made available free of charge on the Company’s website at www.independenceenergy.com, under the heading “SEC Filings,” or by directing a request to Investor Relations, Independence Energy LLC, Tel. No. +1 (713) 481-7782. Copies of documents filed with the SEC by Contango will be made available free of charge on Contango’s website at http://www.contango.com, or by directing a request to Investor Relations, Contango Oil & Gas Company, 717 Texas Avenue, Suite 2900, Tel. No. (713) 236-7400. Participants in the Solicitation Contango, the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction. Information regarding Contango’s executive officers and directors is contained in the proxy statement for Contango’s 2021 Annual Meeting of Stockholders filed with the SEC on April 30, 2021, and certain of its Current Reports on Form 8-K. Information regarding Independence’s directors and executive officers will be made available in the Proxy Statement/Prospectus that NewCo will file with the SEC. You can obtain free copies of these documents at the SEC’s website at www.sec.gov or by accessing Contango’s website at http://www.contango.com. Information about the Company’s executive officers will be contained in the proxy statement/prospectus that NewCo file with the SEC. When available, you can obtain free copies of these documents at the SEC’s website at www.sec.gov. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above. + 3Disclaimer (Cont’d) Important Additional Information In connection with the proposed Transaction, IE PubCo Inc., a wholly owned subsidiary of the Company (“NewCo”), will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a proxy statement of Contango and a prospectus of NewCo. The Transaction will be submitted to Contango’s stockholders for their consideration. NewCo and Contango may also file other documents with the SEC regarding the Transaction. The definitive proxy statement/prospectus will be sent to Contango’s stockholders. This document is not a substitute for the registration statement and proxy statement/prospectus that will be filed with the SEC or any other documents that Contango or NewCo may file with the SEC or send to stockholders of Contango in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF CONTANGO ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Contango or NewCo through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by NewCo will be made available free of charge on the Company’s website at www.independenceenergy.com, under the heading “SEC Filings,” or by directing a request to Investor Relations, Independence Energy LLC, Tel. No. +1 (713) 481-7782. Copies of documents filed with the SEC by Contango will be made available free of charge on Contango’s website at http://www.contango.com, or by directing a request to Investor Relations, Contango Oil & Gas Company, 717 Texas Avenue, Suite 2900, Tel. No. (713) 236-7400. Participants in the Solicitation Contango, the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction. Information regarding Contango’s executive officers and directors is contained in the proxy statement for Contango’s 2021 Annual Meeting of Stockholders filed with the SEC on April 30, 2021, and certain of its Current Reports on Form 8-K. Information regarding Independence’s directors and executive officers will be made available in the Proxy Statement/Prospectus that NewCo will file with the SEC. You can obtain free copies of these documents at the SEC’s website at www.sec.gov or by accessing Contango’s website at http://www.contango.com. Information about the Company’s executive officers will be contained in the proxy statement/prospectus that NewCo file with the SEC. When available, you can obtain free copies of these documents at the SEC’s website at www.sec.gov. Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above. + 3

Transaction Overview (1) ► Combined company will have an initial market cap and TEV of ~$4.8 Bn and ~$5.7 Bn ► All stock transaction Transaction Structure (2) ► Pro forma net debt of ~$935 MM ► Pro forma ownership of 76% Legacy Independence and 24% Legacy Contango ► Business positioned to be KKR’s principal upstream oil & gas investment platform going forward and managed day-to-day by KKR’s Energy Real Assets team ► David Rockecharlie to serve as CEO and John Goff to serve as Chairman of the Board Leadership & ► Wilkie Colyer Jr. and Farley Dakan to continue managing Contango, including its Governance acquisition strategy, as an operating subsidiary of Independence Energy ► Initial Board of Directors: 2 designated by Contango and 7 designated by KKR ► Headquartered in Houston, Texas ► Unanimously approved by Contango and Independence Boards of Directors ► Transaction subject to the approval of Contango shareholders Approvals & ► Subject to regulatory and other customary closing conditions Timing ► Expected closing in late Q3 2021 or early Q4 2021; post closing, the combined company is expected to operate under new name and ticker symbol trading on the NYSE ► Voting Agreement executed by John Goff, Contango’s largest current shareholder (1) Assumes Contango share price of $5.62 as of June 7, 2021. (2) Represents Independence net debt as of 3/31/2021 adjusted for subsequent events plus + Contango net debt at 3/31/2021 (net debt is defined as total debt less unrestricted cash & cash equivalents). 4Transaction Overview (1) ► Combined company will have an initial market cap and TEV of ~$4.8 Bn and ~$5.7 Bn ► All stock transaction Transaction Structure (2) ► Pro forma net debt of ~$935 MM ► Pro forma ownership of 76% Legacy Independence and 24% Legacy Contango ► Business positioned to be KKR’s principal upstream oil & gas investment platform going forward and managed day-to-day by KKR’s Energy Real Assets team ► David Rockecharlie to serve as CEO and John Goff to serve as Chairman of the Board Leadership & ► Wilkie Colyer Jr. and Farley Dakan to continue managing Contango, including its Governance acquisition strategy, as an operating subsidiary of Independence Energy ► Initial Board of Directors: 2 designated by Contango and 7 designated by KKR ► Headquartered in Houston, Texas ► Unanimously approved by Contango and Independence Boards of Directors ► Transaction subject to the approval of Contango shareholders Approvals & ► Subject to regulatory and other customary closing conditions Timing ► Expected closing in late Q3 2021 or early Q4 2021; post closing, the combined company is expected to operate under new name and ticker symbol trading on the NYSE ► Voting Agreement executed by John Goff, Contango’s largest current shareholder (1) Assumes Contango share price of $5.62 as of June 7, 2021. (2) Represents Independence net debt as of 3/31/2021 adjusted for subsequent events plus + Contango net debt at 3/31/2021 (net debt is defined as total debt less unrestricted cash & cash equivalents). 4

Transaction is Accretive to Strategy and Financial Metrics Provides significant combined scale with greater access to and lower cost of capital ✓ Positions the company to be a leading consolidator in the US ✓ (1) Substantially accretive to Contango’s cash flow per share with ~15% and ~50% accretion in 2021E and 2022E, respectively, based on current management ✓ assumptions Significant upgrade in asset quality and growth profile through the addition of high ✓ return inventory and organic reinvestment opportunities Reinforces strong financial position and creates a path towards investment grade ✓ credit metrics with scale >$20 MM in annual estimated G&A synergies, with further operational and financial ✓ cost savings anticipated (1) GAAP cash flow from operations. + 5Transaction is Accretive to Strategy and Financial Metrics Provides significant combined scale with greater access to and lower cost of capital ✓ Positions the company to be a leading consolidator in the US ✓ (1) Substantially accretive to Contango’s cash flow per share with ~15% and ~50% accretion in 2021E and 2022E, respectively, based on current management ✓ assumptions Significant upgrade in asset quality and growth profile through the addition of high ✓ return inventory and organic reinvestment opportunities Reinforces strong financial position and creates a path towards investment grade ✓ credit metrics with scale >$20 MM in annual estimated G&A synergies, with further operational and financial ✓ cost savings anticipated (1) GAAP cash flow from operations. + 5

The Pro-Forma Company at a Glance

Key Portfolio Attributes

1. Strong and predictable PDP base

- ✓ Substantial cash flow generation
- ✓ Long-lived, low decline rate (average of 18%)[1]

2. Meaningful inventory for low-risk growth

Q1 2021 PF Production by Basin[2]

YE 2020 SEC Reserves by Commodity

47%
15%
38%
Oil
NGL
Gas
62% liquids

Current Operations Across the L48

Independence Basin Footprint
Contango Basin Footprint
Rockies
Mid-Continent
Barnett
Permian
Eagle Ford

Pro Forma Metrics

Q1 2021 Production: **~111 MBoe/d**	2021E PDP Decline[1]: **(18%)**
LQA Unhedged Adj. EBITDA [3]: **~$757 MM**	LQA Unhedged Levered FCF[4]: **~$578 MM**
Net Debt / NTM EBITDA [5]: **~1.4x**	Proved PV-10[6]: **~$4.0 Bn**
	Proved PV-0[6]: **~$7.5 Bn**

Contango + Independence Energy

6

The Pro-Forma Company at a Glance Diversified, Well-Capitalized U.S. Independent Oil and Gas Company With Consistent Strategy Since 2011 Key Portfolio Attributes Current Operations Across the L48 Independence Basin Footprint 1. Strong and predictable PDP base Contango Basin Footprint ✓ Substantial cash flow generation Rockies (1) ✓ Long-lived, low decline rate (average of 18%) 2. Meaningful inventory for low-risk growth Mid-Continent ✓ Extensive low-risk, high return development opportunities (>$3 Bn of gross capital opportunity) Barnett ✓ Minimal CDO requirements and assets largely held by production allow for returns-focused reinvestment Permian decisions Eagle Ford (2) Q1 2021 PF Production by Basin Pro Forma Metrics 26% 21% 26% 10% 7% 10% (1) Q1 2021 Production: 2021E PDP Decline : ~111 MBoe/d (18%) Eagle Ford Barnett Rockies Mid-Con Permian Other LQA Unhedged LQA Unhedged (3) (4) YE 2020 SEC Reserves by Commodity Adj. EBITDA : Levered FCF : ~$757 MM ~$578 MM 47% 15% 38% (6) Net Debt / NTM Proved PV-10 : (5) Oil NGL Gas EBITDA : ~$4.0 Bn ~1.4x 62% liquids (6) Proved PV-0 : ~$7.5 Bn Note: Current operations map based on primary areas of operation and not indicative of the full combined asset base. (1) Represents projected pro forma PDP decline from February 2021 – February 2022 based on current management assumptions of the Company and Contango. (2) “Other” includes non Eagle Ford minerals and other PDP assets. (3) Represents unhedged annualized Independence pro forma Q1 2021 adjusted EBITDA plus Contango annualized unhedged Q1 2021 adjusted EBITDA. (4) + Represents unhedged adjusted EBITDA less cash interest expense less cash taxes less development capital expenditures. (5) Represents Independence net debt at 3/31/2021 adjusted for subsequent events plus Contango net debt at 3/31/2021 divided by pro 6 forma NTM adjusted EBITDA. (6) Based on SEC YE reserve reports updated for strip pricing as of 6/4/21.The Pro-Forma Company at a Glance Diversified, Well-Capitalized U.S. Independent Oil and Gas Company With Consistent Strategy Since 2011 Key Portfolio Attributes Current Operations Across the L48 Independence Basin Footprint 1. Strong and predictable PDP base Contango Basin Footprint ✓ Substantial cash flow generation Rockies (1) ✓ Long-lived, low decline rate (average of 18%) 2. Meaningful inventory for low-risk growth Mid-Continent ✓ Extensive low-risk, high return development opportunities (>$3 Bn of gross capital opportunity) Barnett ✓ Minimal CDO requirements and assets largely held by production allow for returns-focused reinvestment Permian decisions Eagle Ford (2) Q1 2021 PF Production by Basin Pro Forma Metrics 26% 21% 26% 10% 7% 10% (1) Q1 2021 Production: 2021E PDP Decline : ~111 MBoe/d (18%) Eagle Ford Barnett Rockies Mid-Con Permian Other LQA Unhedged LQA Unhedged (3) (4) YE 2020 SEC Reserves by Commodity Adj. EBITDA : Levered FCF : ~$757 MM ~$578 MM 47% 15% 38% (6) Net Debt / NTM Proved PV-10 : (5) Oil NGL Gas EBITDA : ~$4.0 Bn ~1.4x 62% liquids (6) Proved PV-0 : ~$7.5 Bn Note: Current operations map based on primary areas of operation and not indicative of the full combined asset base. (1) Represents projected pro forma PDP decline from February 2021 – February 2022 based on current management assumptions of the Company and Contango. (2) “Other” includes non Eagle Ford minerals and other PDP assets. (3) Represents unhedged annualized Independence pro forma Q1 2021 adjusted EBITDA plus Contango annualized unhedged Q1 2021 adjusted EBITDA. (4) + Represents unhedged adjusted EBITDA less cash interest expense less cash taxes less development capital expenditures. (5) Represents Independence net debt at 3/31/2021 adjusted for subsequent events plus Contango net debt at 3/31/2021 divided by pro 6 forma NTM adjusted EBITDA. (6) Based on SEC YE reserve reports updated for strip pricing as of 6/4/21.

Creating a Differentiated E&P Company

	Contango + Independence Energy
1 Aligned Management with Investor Mindset	✓
2 Sustainable Free Cash Flow	✓
3 Significant Scale Across Proven Basins	✓
4 Well Positioned to be a Leading Oil & Gas Consolidator	✓
5 Commitment to ESG Excellence	✓
6 Disciplined Financial and Risk Management Approach	✓
7 Well-Capitalized Balance Sheet	✓

Contango + Independence Energy
7

Creating a Differentiated E&P Company Accretive Transaction for Contango Shareholders Creates Company Uniquely Positioned in Market + 1 Aligned Management with Investor Mindset P 2 Sustainable Free Cash Flow P 3 Significant Scale Across Proven Basins P 4 Well Positioned to be a Leading Oil & Gas Consolidator P 5 Commitment to ESG Excellence P 6 Disciplined Financial and Risk Management Approach P 7 Well-Capitalized Balance Sheet P An E&P Company that Can Deliver Attractive Risk-Adjusted Investment Returns and Predictable Cash Flows Across Cycles + 7Creating a Differentiated E&P Company Accretive Transaction for Contango Shareholders Creates Company Uniquely Positioned in Market + 1 Aligned Management with Investor Mindset P 2 Sustainable Free Cash Flow P 3 Significant Scale Across Proven Basins P 4 Well Positioned to be a Leading Oil & Gas Consolidator P 5 Commitment to ESG Excellence P 6 Disciplined Financial and Risk Management Approach P 7 Well-Capitalized Balance Sheet P An E&P Company that Can Deliver Attractive Risk-Adjusted Investment Returns and Predictable Cash Flows Across Cycles + 7

Aligned Management with Investor Mindset

Independence Management Team

David Rockecharlie

CEO

Brandi Kendall

CFO

Todd Falk

CAO

Ben Conner

Executive VP

Clay Rynd

Executive VP

Claire Farley

Board Member

See appendix for detailed bios

Continued Partnership with Like-Minded Leadership

John Goff

Chairman

Wilkie Colyer Jr.

Farley Dakan

Pro Forma Insider Ownership

0%
0%
0%
2%
3%
6%
6%
23%
1
2
3
4
5
6
7
Pro Forma

Pro Forma Insider Ownership vs. Peers[(1)]

Aligned Management | Free Cash Flow | Operational Excellence at Scale | Leading Consolidator | ESG Commitment | Financial Discipline | Well-Capitalized Balance Sheet

Contango + Independence Energy

8

Aligned Management with Investor Mindset Uniquely aligned management team with high insider ownership and innovative performance-based incentive structure Independence Management Team Continued Partnership with Like-Minded Leadership David Brandi Todd John Wilkie Farley Rockecharlie Kendall Falk Goff Colyer Jr. Dakan CEO CFO CAO Chairman To Continue Managing Contango as an Operating Subsidiary of the Combined Company Pro Forma Insider Ownership 23% Ben Clay Claire 6% 6% Conner Rynd Farley 3% 2% Executive Executive Board 0% 0% 0% VP VP Member 1 2 3 4 5 6 7 PF See appendix for detailed bios (1) Pro Forma Insider Ownership vs. Peers Pro Forma Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet (1) Peer group includes CHK, DEC, DEN, MGY, MRO, MUR and OVV. Peer information sourced from public filings. + 8Aligned Management with Investor Mindset Uniquely aligned management team with high insider ownership and innovative performance-based incentive structure Independence Management Team Continued Partnership with Like-Minded Leadership David Brandi Todd John Wilkie Farley Rockecharlie Kendall Falk Goff Colyer Jr. Dakan CEO CFO CAO Chairman To Continue Managing Contango as an Operating Subsidiary of the Combined Company Pro Forma Insider Ownership 23% Ben Clay Claire 6% 6% Conner Rynd Farley 3% 2% Executive Executive Board 0% 0% 0% VP VP Member 1 2 3 4 5 6 7 PF See appendix for detailed bios (1) Pro Forma Insider Ownership vs. Peers Pro Forma Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet (1) Peer group includes CHK, DEC, DEN, MGY, MRO, MUR and OVV. Peer information sourced from public filings. + 8

Significant and Sustainable Free Cash Flow Generation

Low Decline
Diversified production with 18% base PDP decline forecast for 2021E[1]

Disciplined Capital Spend
Historical reinvestment rates averaging ~45% of adjusted EBITDA

~$145 MM of PF Unhedged Free Cash Flow in Q1 2021

Low-Risk Growth
Disciplined, returns focused reinvestment and accretive acquisitions

Active Risk Management
Protecting cash flow with robust hedge program (~$1.8 Bn of notional value hedged)[6]

Preliminary 2022E Estimates	
Daily Production	108 – 114 MBoe/d
2022E Base Decline	~15%
% Hedged [2]	~75%
Adj. EBITDA	$750 - 800 MM
% PDP [3]	~75%
Adj. EBITDA Margin % [4]	~55%
Reinvestment Rate [5]	~50%
Unlevered FCF	$375 - 400 MM
Target Dividend	~10% of EBITDA
LT Target Leverage	~1.0x

Aligned Management | **Free Cash Flow** | Operational Excellence at Scale | Leading Consolidator | ESG Commitment | Financial Discipline | Well-Capitalized Balance Sheet

Contango + Independence Energy

9

Significant and Sustainable Free Cash Flow Generation Preliminary 2022E Estimates Low Decline Disciplined Diversified production Daily Production 108– 114 MBoe/d Capital Spend with 18% base Historical reinvestment 2022E Base Decline ~15% PDP decline forecast rates averaging ~45% (1) (2) for 2021E % Hedged ~75% of adjusted EBITDA Adj. EBITDA $750 - 800 MM (3) % PDP ~75% ~$145 MM of ~$95MM of (4) Adj. EBITDA Margin % ~55% PF Unhedged Free Cash (5) Free Cash Reinvestment Rate ~50% 1 Flow Flow Unlevered FCF $375 - 400 MM in Q1 2021 in Q1 2021 Target Dividend ~10% of EBITDA LT Target Leverage ~1.0x Active Risk Low-Risk Management Growth Disciplined, returns Protecting cash flow with focused reinvestment robust hedge program (~$1.8 Bn of notional value and accretive acquisitions (6) hedged) Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet (1) Represents projected pro forma PDP decline from February 2021 – February 2022 based on current management assumptions of the Company and Contango. (2) Represents percent of PDP oil production hedged in 2022E based on current management assumptions of the Company and Contango. (3) Represents projected PDP asset cash flow as a % of total asset cash flow. (4) Adj EBITDA margin represents hedged Adj. EBITDA divided by hedged + 9 revenue. (5) Reinvestment rate defined as capital expenditures as a percentage of corporate Adj. EBITDA. (6) Represents pro forma nominal hedge value of July 2021 hedges and beyond.Significant and Sustainable Free Cash Flow Generation Preliminary 2022E Estimates Low Decline Disciplined Diversified production Daily Production 108– 114 MBoe/d Capital Spend with 18% base Historical reinvestment 2022E Base Decline ~15% PDP decline forecast rates averaging ~45% (1) (2) for 2021E % Hedged ~75% of adjusted EBITDA Adj. EBITDA $750 - 800 MM (3) % PDP ~75% ~$145 MM of ~$95MM of (4) Adj. EBITDA Margin % ~55% PF Unhedged Free Cash (5) Free Cash Reinvestment Rate ~50% 1 Flow Flow Unlevered FCF $375 - 400 MM in Q1 2021 in Q1 2021 Target Dividend ~10% of EBITDA LT Target Leverage ~1.0x Active Risk Low-Risk Management Growth Disciplined, returns Protecting cash flow with focused reinvestment robust hedge program (~$1.8 Bn of notional value and accretive acquisitions (6) hedged) Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet (1) Represents projected pro forma PDP decline from February 2021 – February 2022 based on current management assumptions of the Company and Contango. (2) Represents percent of PDP oil production hedged in 2022E based on current management assumptions of the Company and Contango. (3) Represents projected PDP asset cash flow as a % of total asset cash flow. (4) Adj EBITDA margin represents hedged Adj. EBITDA divided by hedged + 9 revenue. (5) Reinvestment rate defined as capital expenditures as a percentage of corporate Adj. EBITDA. (6) Represents pro forma nominal hedge value of July 2021 hedges and beyond.

Operational Excellence at Scale

Q1 2021 Production By Basin (%)[1]

Other 10%
Permian 7%
Mid-Con 10%
Eagle Ford 26%
Rockies 26%
Barnett 21%

YE 2020 SEC Reserves By Commodity (%)

Oil 47%
Gas 38%
NGL 15%

Current Operations

Rockies
Mid-Continent
Barnett
Permian
Eagle Ford
Independence Basin Footprint
Contango Basin Footprint

High Quality Portfolio of Reinvestment Opportunities

Net Capital Opportunity ($MM)

~$2,000 MM
~$700 MM
~$100 MM

	Eagle Ford	Permian	Conventional & Low Decline
Remaining Gross / Net Locations	~750 / ~350	~380 / ~130	NA

Aligned Management | Free Cash Flow | **Operational Excellence at Scale** | Leading Consolidator | ESG Commitment | Financial Discipline | Well-Capitalized Balance Sheet

Contango + Independence Energy

10

Operational Excellence at Scale Balanced portfolio of cash flowing assets and attractive, low-risk reinvestment opportunities in key proven basins across the Lower 48 Current Operations Q1 2021 Production YE 2020 SEC Reserves (1) By Basin (%) By Commodity (%) Rockies Other 10% Oil Permian Eagle Ford 47% 7% 26% Gas 38% Mid-Con Mid-Continent 10% Barnett Permian Barnett Rockies Eagle Ford 21% NGL 26% Independence Basin Footprint 15% Contango Basin Footprint High Quality Portfolio of Reinvestment Opportunities Net Capital Opportunity ($MM) ~$2,000 MM ~$700 MM ~$100 MM Conventional & Eagle Ford Permian Low Decline ~750 / ~350 ~380 / ~130 NA Remaining Gross / Net Locations Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet Note: Current operations map based on primary areas of operation and not indicative of the full combined asset base. (1) “Other” includes non Eagle Ford minerals and other PDP assets. + 10Operational Excellence at Scale Balanced portfolio of cash flowing assets and attractive, low-risk reinvestment opportunities in key proven basins across the Lower 48 Current Operations Q1 2021 Production YE 2020 SEC Reserves (1) By Basin (%) By Commodity (%) Rockies Other 10% Oil Permian Eagle Ford 47% 7% 26% Gas 38% Mid-Con Mid-Continent 10% Barnett Permian Barnett Rockies Eagle Ford 21% NGL 26% Independence Basin Footprint 15% Contango Basin Footprint High Quality Portfolio of Reinvestment Opportunities Net Capital Opportunity ($MM) ~$2,000 MM ~$700 MM ~$100 MM Conventional & Eagle Ford Permian Low Decline ~750 / ~350 ~380 / ~130 NA Remaining Gross / Net Locations Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet Note: Current operations map based on primary areas of operation and not indicative of the full combined asset base. (1) “Other” includes non Eagle Ford minerals and other PDP assets. + 10

Well Positioned to Be a Leading Oil & Gas Consolidator

Competitive Advantages

- ✓ Differentiated business model
- ✓ Focused and proven strategy
- ✓ Significant access to capital
- ✓ Large foundational asset base
- ✓ Low leverage

Large and Attractive Target Universe

- Divestiture Programs of Majors and Large-Cap Independents
- Subscale Companies With Market Cap of <$1.0 Billion
- Bolt-on Opportunities Near Existing Assets
- Privately Owned Companies Seeking Liquidity

Consistent Acquisition Strategy

3
4
8
3
5
1
2012-16 Avg. / Year
2017
2018
2019
2020
2021
Independence Energy Strategy
Contango[(1)]

Acquisition Prerequisites

Aligned Management | Free Cash Flow | Operational Excellence at Scale | **Leading Consolidator** | ESG Commitment | Financial Discipline | Well-Capitalized Balance Sheet

Contango + Independence Energy

(1) Contango acquisitions only shown post John Goff involvement.

11

Well Positioned to Be a Leading Oil & Gas Consolidator Competitive Advantages Divestiture Programs Subscale Companies of Majors and Large- With Market Cap of ✓ Differentiated business model Cap Independents <$1.0 Billion ✓ Focused and proven strategy Large and ✓ Significant access to capital Attractive Target Universe ✓ Large foundational asset base Bolt-on Privately ✓ Low leverage Opportunities Near Owned Companies Existing Assets Seeking Liquidity Consistent Acquisition Acquisition Strategy Prerequisites 8 ✓ Cash flow oriented assets in proven basins in the U.S. 5 4 ✓ Ability to deliver attractive risk-adjusted 3 3 returns 1 ✓ Complementary to existing strategy 2012-16 2017 2018 2019 2020 2021 Avg. / Year ✓ Maintain financial strength and manage risk (1) Independence Energy Strategy Contango Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet (1) Contango acquisitions only shown post John Goff involvement. + 11Well Positioned to Be a Leading Oil & Gas Consolidator Competitive Advantages Divestiture Programs Subscale Companies of Majors and Large- With Market Cap of ✓ Differentiated business model Cap Independents <$1.0 Billion ✓ Focused and proven strategy Large and ✓ Significant access to capital Attractive Target Universe ✓ Large foundational asset base Bolt-on Privately ✓ Low leverage Opportunities Near Owned Companies Existing Assets Seeking Liquidity Consistent Acquisition Acquisition Strategy Prerequisites 8 ✓ Cash flow oriented assets in proven basins in the U.S. 5 4 ✓ Ability to deliver attractive risk-adjusted 3 3 returns 1 ✓ Complementary to existing strategy 2012-16 2017 2018 2019 2020 2021 Avg. / Year ✓ Maintain financial strength and manage risk (1) Independence Energy Strategy Contango Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet (1) Contango acquisitions only shown post John Goff involvement. + 11

ESG Commitment

Commitment to ESG Leadership

Contango + Independence Energy

Proactive and focused ESG approach driven by engaged partnership with KKR

Aligned Management | Free Cash Flow | Operational Excellence at Scale | Leading Consolidator | ESG Commitment | Financial Discipline | Well-Capitalized Balance Sheet

Contango + Independence Energy

12

ESG Commitment Shared commitment to developing industry-leading Environmental, Social, and Governance (“ESG”) programs and continually improving ESG performance Commitment to ESG Leadership Work to reduce greenhouse gas emissions Enable a zero incident workplace + Proactive and focused Manage and reduce fresh-water use ESG approach driven by engaged partnership Listen and respond to community concerns with KKR Develop a diverse workforce culture Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet + 12ESG Commitment Shared commitment to developing industry-leading Environmental, Social, and Governance (“ESG”) programs and continually improving ESG performance Commitment to ESG Leadership Work to reduce greenhouse gas emissions Enable a zero incident workplace + Proactive and focused Manage and reduce fresh-water use ESG approach driven by engaged partnership Listen and respond to community concerns with KKR Develop a diverse workforce culture Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet + 12

Disciplined Financial and Risk Management Approach

Commitment to Low Leverage	• Target investment grade credit metrics • Long-term target leverage at or below 1.0x
Returns Focused Reinvestment Decisions	• Disciplined reinvestment of a portion of cash flow • Deliver full-cycle cash-on-cash returns
Active Risk Management Strategy	• Monitor and manage enterprise risk • Hedging program protects cash flows and reinvestment returns
Accretive Acquisitions	• Evaluate acquisitions consistent with cash-flow based strategy • Complementary assets and strong full-cycle returns
Return of Capital Through Dividends	• Long track record of returning capital through dividends • Expect to pay quarterly distribution of 10% of Adj. EBITDA

Aligned Management | Free Cash Flow | Operational Excellence at Scale | Leading Consolidator | ESG Commitment | **Financial Discipline** | Well-Capitalized Balance Sheet

Contango + Independence Energy

13

Disciplined Financial and Risk Management Approach • Target investment grade credit metrics Commitment to • Long-term target leverage at or below 1.0x Low Leverage • Disciplined reinvestment of a portion of cash flow Returns Focused • Deliver full-cycle cash-on-cash returns Reinvestment Decisions • Monitor and manage enterprise risk Active Risk Management • Hedging program protects cash flows and reinvestment returns Strategy • Evaluate acquisitions consistent with cash-flow based strategy Accretive • Complementary assets and strong full-cycle returns Acquisitions • Long track record of returning capital through dividends Return of Capital • Expect to pay quarterly distribution of 10% of Adj. EBITDA Through Dividends Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet + 13Disciplined Financial and Risk Management Approach • Target investment grade credit metrics Commitment to • Long-term target leverage at or below 1.0x Low Leverage • Disciplined reinvestment of a portion of cash flow Returns Focused • Deliver full-cycle cash-on-cash returns Reinvestment Decisions • Monitor and manage enterprise risk Active Risk Management • Hedging program protects cash flows and reinvestment returns Strategy • Evaluate acquisitions consistent with cash-flow based strategy Accretive • Complementary assets and strong full-cycle returns Acquisitions • Long track record of returning capital through dividends Return of Capital • Expect to pay quarterly distribution of 10% of Adj. EBITDA Through Dividends Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet + 13

Well-Capitalized Balance Sheet

- Investment grade credit metrics and increased scale of proved reserves, production, EBITDA and free cash flow
- No near-term maturities
- Pro forma capital structure[(1)] includes:
  - ~$465 million drawn on RBL facility
  - $500 million in Senior Notes due 2026

Preliminary Net Debt / EBITDA
~1.0x Long-Term Leverage Target
1.4x
~1.3x
~0.6x
Current
(NTM)
YE 2021
(LTM)
YE 2022
(LTM)

Aligned Management | Free Cash Flow | Operational Excellence at Scale | Leading Consolidator | ESG Commitment | Financial Discipline | Well-Capitalized Balance Sheet

Contango + Independence Energy

14

Well-Capitalized Balance Sheet Preliminary Net Debt / • Investment grade credit EBITDA metrics and increased scale ~1.0x Long-Term of proved reserves, 1.4x Leverage Target production, EBITDA and free ~1.3x cash flow • No near-term maturities (1) • Pro forma capital structure ~0.6x includes: – ~$465 million drawn on RBL facility – $500 million in Senior Current YE 2021 YE 2022 Notes due 2026 (NTM) (LTM) (LTM) Low Leverage and Strong Free Cash Flow With Target Leverage at or Below 1.0x Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet (1) Based on Contango 3/31/2021 balance sheet and Independence 3/31/2021 balance sheet adjusted for subsequent events. + 14Well-Capitalized Balance Sheet Preliminary Net Debt / • Investment grade credit EBITDA metrics and increased scale ~1.0x Long-Term of proved reserves, 1.4x Leverage Target production, EBITDA and free ~1.3x cash flow • No near-term maturities (1) • Pro forma capital structure ~0.6x includes: – ~$465 million drawn on RBL facility – $500 million in Senior Current YE 2021 YE 2022 Notes due 2026 (NTM) (LTM) (LTM) Low Leverage and Strong Free Cash Flow With Target Leverage at or Below 1.0x Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet (1) Based on Contango 3/31/2021 balance sheet and Independence 3/31/2021 balance sheet adjusted for subsequent events. + 14

Pro Forma Company Compares Favorably to Peers

2021E Base Decline Estimates

38%
37%
33%
32%
19%
18%
8%
6%
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Pro Forma
Peer 6
Peer 7

2021E – 2022E Cumulative Reinvestment Rate[1]

…which reduces re-investment requirements and provides optimal operational flexibility

65%
56%
51%
48%
47%
41%
37%
10%
Peer 6
Peer 5
Peer 4
Peer 3
Peer 1
Pro Forma
Peer 2
Peer 7

2022E % of Production Hedged

0%
0%
0%
11%
22%
25%
45%
55%
Peer 2
Peer 1
Peer 7
Peer 5
Peer 4
Peer 6
Peer 3
Pro Forma

Current Net Debt / 2022E EBITDA

2.8x
2.4x
2.4x
1.5x
1.2x
0.6x
0.3x
0.3x
Peer 7
Peer 5
Peer 4
Peer 2
Pro Forma
Peer 3
Peer 1
Peer 6

Contango + Independence Energy

15

Pro Forma Company Compares Favorably to Peers (1) 2021E Base Decline Estimates 2021E – 2022E Cumulative Reinvestment Rate Peer-leading base decline rates provide visibility and …which reduces re-investment requirements and predictability to long-term cash flow… provides optimal operational flexibility 38% 65% 37% 33% 56% 32% 51% 48% 47% 41% 37% 19% 18% 8% 6% 10% Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Pro Forma Peer 6 Peer 7 Peer 6 Peer 5 Peer 4 Peer 3 Peer 1 Pro Forma Peer 2 Peer 7 Pro Forma Pro Forma 2022E % of Production Hedged Current Net Debt / 2022E EBITDA Proactive risk management provides increased visibility …which ensures a durable balance sheet and financial and certainty to future cash flows… flexibility across a range commodity prices 55% 2.8x 2.4x 2.4x 45% 1.5x 25% 1.2x 22% 11% 0.6x 0.3x 0.3x 0% 0% 0% Peer 2 Peer 1 Peer 7 Peer 5 Peer 4 Peer 6 Peer 3 Pro Forma Peer 7 Peer 5 Peer 4 Peer 2 Pro Forma Peer 3 Peer 1 Peer 6 Pro Forma Pro Forma Source: Company filings, Wall Street Research, Capital IQ; market data as of 6/4/2021. Note: Peers include CHK, DEC, DEN, MGY, MRO, MUR and OVV. + 15 (1) Reinvestment rate defined as capital expenditures as a percentage of corporate EBITDA.Pro Forma Company Compares Favorably to Peers (1) 2021E Base Decline Estimates 2021E – 2022E Cumulative Reinvestment Rate Peer-leading base decline rates provide visibility and …which reduces re-investment requirements and predictability to long-term cash flow… provides optimal operational flexibility 38% 65% 37% 33% 56% 32% 51% 48% 47% 41% 37% 19% 18% 8% 6% 10% Peer 1 Peer 2 Peer 3 Peer 4 Peer 5 Pro Forma Peer 6 Peer 7 Peer 6 Peer 5 Peer 4 Peer 3 Peer 1 Pro Forma Peer 2 Peer 7 Pro Forma Pro Forma 2022E % of Production Hedged Current Net Debt / 2022E EBITDA Proactive risk management provides increased visibility …which ensures a durable balance sheet and financial and certainty to future cash flows… flexibility across a range commodity prices 55% 2.8x 2.4x 2.4x 45% 1.5x 25% 1.2x 22% 11% 0.6x 0.3x 0.3x 0% 0% 0% Peer 2 Peer 1 Peer 7 Peer 5 Peer 4 Peer 6 Peer 3 Pro Forma Peer 7 Peer 5 Peer 4 Peer 2 Pro Forma Peer 3 Peer 1 Peer 6 Pro Forma Pro Forma Source: Company filings, Wall Street Research, Capital IQ; market data as of 6/4/2021. Note: Peers include CHK, DEC, DEN, MGY, MRO, MUR and OVV. + 15 (1) Reinvestment rate defined as capital expenditures as a percentage of corporate EBITDA.

Why Own the Combined Company? + Aligned Management with Investor Mindset Sustainable Free Cash Flow Significant Scale Across Proven Basins Well Positioned to be a Leading Oil & Gas Consolidator Commitment to ESG Excellence Disciplined Financial and Risk Management Approach Well-Capitalized Balance Sheet + 16Why Own the Combined Company? + Aligned Management with Investor Mindset Sustainable Free Cash Flow Significant Scale Across Proven Basins Well Positioned to be a Leading Oil & Gas Consolidator Commitment to ESG Excellence Disciplined Financial and Risk Management Approach Well-Capitalized Balance Sheet + 16

Appendix: Pro Forma Management Team Bios David Rockecharlie (Chief Executive Officer) | David Rockecharlie joined KKR in 2011 and is a Partner and Head of KKR's Energy Real Assets business. Mr. Rockecharlie serves as Chairman of KKR’s Energy Investment Committee and as a member of the Board of Directors of Independence Energy. Prior to joining KKR, Mr. Rockecharlie was co-founder and co-CEO of RPM Energy, LLC, a privately-owned oil and gas company. Previously, Mr. Rockecharlie served as co-head of Jefferies & Company's Energy Investment Banking Group from 2008-2010, and as a Partner, Managing Director and Head of Corporate Finance from 2003 until 2008 for Jefferies Randall & Dewey and its predecessor, Randall & Dewey, which became the Energy Investment Banking Group of Jefferies & Company. Before that, he was an executive with El Paso Corp., where he led a variety of corporate activities. Prior to joining El Paso, he was an energy investment banker with Donaldson, Lufkin & Jenrette. Mr. Rockecharlie received an A.B., magna cum laude, from Princeton University. Claire Farley (Board Member) | Claire Farley joined KKR in 2011 as a Partner and currently serves as a Senior Advisor to KKR’s ERA team. Prior to joining KKR, she was co-founder and co-CEO of RPM Energy LLC. Ms. Farley previously was an advisory director of Jefferies Randall & Dewey, also serving as co-president. She was CEO of Randall & Dewey before it combined with Jefferies & Company. Prior to that, she was with Texaco, Inc. where her roles included CEO of HydroTexaco, president of the North American production division and president of worldwide exploration and new ventures. She has also served as CEO of two start-up ventures: Intelligent Diagnostics Corporation, and Trade-Ranger Inc. Ms. Farley serves on the board of directors of Technip FMC. Ms. Farley holds a B.S. from Emory University. Ben Conner (Executive Vice President) | Ben Conner joined KKR in 2014 and is a member of the Energy Real Assets team. During his time at the firm, he has originated and been involved in numerous upstream oil and gas investments in North America within the Energy Income and Growth Fund. Prior to joining KKR, Mr. Conner was with Lime Rock Partners and was directly involved in numerous investments, with a particular focus in North American upstream oil and gas and oilfield equipment, manufacturing and services. Prior to joining Lime Rock, he was with the natural resources investment banking group of J.P. Morgan where he worked on numerous corporate advisory and financing transactions. He is a graduate of the McCombs School of Business at the University of Texas (M.P.A, B.B.A.). Brandi Kendall (Chief Financial Officer) | Brandi Kendall joined KKR in 2013 and is responsible for a broad range of portfolio management activities for the Energy Real Assets team, including finance, planning, risk management and corporate development. Ms. Kendall is a member of the Board of Directors of Independence Energy. Prior to joining KKR, Ms. Kendall served as director, finance and planning at Marlin Midstream and finance associate at NFR Energy. Ms. Kendall began her career in the energy investment banking industry, having held positions at JP Morgan and Tudor, Pickering, Holt & Co. Ms. Kendall earned a BA in Economics, Managerial Studies, and Kinesiology from Rice University. Clay Rynd (Executive Vice President) | Clay Rynd joined KKR in 2015 and is a member of the Energy Real Assets team. During his time at the firm, he has originated and been involved in numerous upstream oil and gas investments in North America within the Energy Income and Growth Fund as well as KKR’s investments in FlowStream Commodities and Resource Environmental Solutions. Prior to joining KKR, Mr. Rynd was with Tudor, Pickering, Holt & Co. in the investment banking division, where he focused primarily on strategic advisory and M&A transactions for companies across the energy sector. Prior to that, he worked within the equity research division at Tudor, Pickering, Holt & Co. Mr. Rynd holds a B.A. in both Economics and History from Texas A&M University. Todd Falk (Chief Accounting Officer) | Todd Falk joined KKR in 2018 and is a Director and Chief Accounting Officer of KKR’s Energy Real Assets business. Prior to joining KKR, Mr. Falk served as director of finance and controller of Vitruvian Exploration where he was a member of a management team that identified, developed and divested positions in emerging oil and natural gas resource plays throughout Oklahoma and Texas. Mr. Falk began his career at Deloitte, where as a senior manager he assisted energy clients with complex financial reporting issues, specializing in initial public offerings and other interactions with the SEC. Mr. Falk has over 15 years of finance and accounting experience in the energy industry, is a Certified Public Accountant and holds a B.S., magna cum laude, in Accounting and an M.S. in Finance from Texas A&M University. + 17Appendix: Pro Forma Management Team Bios David Rockecharlie (Chief Executive Officer) | David Rockecharlie joined KKR in 2011 and is a Partner and Head of KKR's Energy Real Assets business. Mr. Rockecharlie serves as Chairman of KKR’s Energy Investment Committee and as a member of the Board of Directors of Independence Energy. Prior to joining KKR, Mr. Rockecharlie was co-founder and co-CEO of RPM Energy, LLC, a privately-owned oil and gas company. Previously, Mr. Rockecharlie served as co-head of Jefferies & Company's Energy Investment Banking Group from 2008-2010, and as a Partner, Managing Director and Head of Corporate Finance from 2003 until 2008 for Jefferies Randall & Dewey and its predecessor, Randall & Dewey, which became the Energy Investment Banking Group of Jefferies & Company. Before that, he was an executive with El Paso Corp., where he led a variety of corporate activities. Prior to joining El Paso, he was an energy investment banker with Donaldson, Lufkin & Jenrette. Mr. Rockecharlie received an A.B., magna cum laude, from Princeton University. Claire Farley (Board Member) | Claire Farley joined KKR in 2011 as a Partner and currently serves as a Senior Advisor to KKR’s ERA team. Prior to joining KKR, she was co-founder and co-CEO of RPM Energy LLC. Ms. Farley previously was an advisory director of Jefferies Randall & Dewey, also serving as co-president. She was CEO of Randall & Dewey before it combined with Jefferies & Company. Prior to that, she was with Texaco, Inc. where her roles included CEO of HydroTexaco, president of the North American production division and president of worldwide exploration and new ventures. She has also served as CEO of two start-up ventures: Intelligent Diagnostics Corporation, and Trade-Ranger Inc. Ms. Farley serves on the board of directors of Technip FMC. Ms. Farley holds a B.S. from Emory University. Ben Conner (Executive Vice President) | Ben Conner joined KKR in 2014 and is a member of the Energy Real Assets team. During his time at the firm, he has originated and been involved in numerous upstream oil and gas investments in North America within the Energy Income and Growth Fund. Prior to joining KKR, Mr. Conner was with Lime Rock Partners and was directly involved in numerous investments, with a particular focus in North American upstream oil and gas and oilfield equipment, manufacturing and services. Prior to joining Lime Rock, he was with the natural resources investment banking group of J.P. Morgan where he worked on numerous corporate advisory and financing transactions. He is a graduate of the McCombs School of Business at the University of Texas (M.P.A, B.B.A.). Brandi Kendall (Chief Financial Officer) | Brandi Kendall joined KKR in 2013 and is responsible for a broad range of portfolio management activities for the Energy Real Assets team, including finance, planning, risk management and corporate development. Ms. Kendall is a member of the Board of Directors of Independence Energy. Prior to joining KKR, Ms. Kendall served as director, finance and planning at Marlin Midstream and finance associate at NFR Energy. Ms. Kendall began her career in the energy investment banking industry, having held positions at JP Morgan and Tudor, Pickering, Holt & Co. Ms. Kendall earned a BA in Economics, Managerial Studies, and Kinesiology from Rice University. Clay Rynd (Executive Vice President) | Clay Rynd joined KKR in 2015 and is a member of the Energy Real Assets team. During his time at the firm, he has originated and been involved in numerous upstream oil and gas investments in North America within the Energy Income and Growth Fund as well as KKR’s investments in FlowStream Commodities and Resource Environmental Solutions. Prior to joining KKR, Mr. Rynd was with Tudor, Pickering, Holt & Co. in the investment banking division, where he focused primarily on strategic advisory and M&A transactions for companies across the energy sector. Prior to that, he worked within the equity research division at Tudor, Pickering, Holt & Co. Mr. Rynd holds a B.A. in both Economics and History from Texas A&M University. Todd Falk (Chief Accounting Officer) | Todd Falk joined KKR in 2018 and is a Director and Chief Accounting Officer of KKR’s Energy Real Assets business. Prior to joining KKR, Mr. Falk served as director of finance and controller of Vitruvian Exploration where he was a member of a management team that identified, developed and divested positions in emerging oil and natural gas resource plays throughout Oklahoma and Texas. Mr. Falk began his career at Deloitte, where as a senior manager he assisted energy clients with complex financial reporting issues, specializing in initial public offerings and other interactions with the SEC. Mr. Falk has over 15 years of finance and accounting experience in the energy industry, is a Certified Public Accountant and holds a B.S., magna cum laude, in Accounting and an M.S. in Finance from Texas A&M University. + 17